UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Items
1.	SUMMARY OF THE MINUTES OF THE 698TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2017

2.	MATERIAL ANNOUNCEMENT DATED AS OF DECEMBER 28, 2017: CEMIG COMPLETES R$ 3.4BN DEBT RE-PROFILING

3.	NOTICE TO STOCKHOLDERS DATED AS OF JANUARY 8, 2018: FINAL FIGURES FOR R$ 1.2BN CAPITAL INCREASE

4.	MATERIAL ANNOUNCEMENT DATED AS OF JANUARY 12, 2018: BOARD PROPOSES THE MERGER OF CEMIGTELECOM

5.	SUMMARY OF THE MINUTES OF THE 720TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 12, 2018

6.	CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED AS OF JANUARY 12, 2018 TO BE HELD ON FEBRUARY 28, 2018

7.	PROPOSAL BY THE BOARD OF DIRECTORS DATED AS OF JANUARY 12, 2018 TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 28, 2018

8.	NOTICE TO STOCKHOLDERS DATED AS OF JANUARY 17, 2018: CANCELATION OF THE CONVOCATION TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS SCHEDULED FOR JANUARY 24, 2018

9.	SUMMARY OF THE MINUTES OF THE 721TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 17, 2018

10.	MARKET ANNOUNCEMENT DATED AS OF JANUARY 17, 2018: CANCELATION OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS SCHEDULED FOR JANUARY 24, 2018

11.

MARKET ANNOUNCEMENT DATED AS OF JANUARY 24, 2018: BEGIN OF THE 30-DAY EXTENSION TO THE EXCLUSIVITY PERIOD GRANTED TO BROOKFIELD ENERGIA RENOVÁVEL S.A. TO CONTRIBUTE TO THE CAPITAL STOCK OF RENOVA ENERGIA S.A.

12.	SUMMARY OF THE MINUTES OF THE 722TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 8, 2018

13.	MARKET ANNOUNCEMENT DATED AS OF FEBRUARY 16, 2018: REPLY TO CVM INQUIRY LETTER 65/2018-CVM/SEP/GEA-1 OF FEBRUARY 15, 2018

14.	MARKET ANNOUNCEMENT DATED AS OF FEBRUARY 19, 2018: RESIGNATION OF THE CEO OF RENOVA

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/S/ JOSÉ MARIA RABELO
Name: José Maria Rabelo Title: Acting Chief Finance and Investor Relations Officer

Date: February 23, 2018

SUMMARY OF THE MINUTES OF THE 698TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 27, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

698TH MEETING

Date, time and place:	June 27, 2017 at 4 p.m. at the head office.

Meeting Committee:	Chair:	José Afonso Bicalho Beltrão da Silva;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below declared no conflict of interest in relation to the matters on the agenda of this meeting,

II	The Board approved:

a)	The following proposal by the Chair:

–	that as from June 28, 2017, Mr. Luís Fernando Paroli Santos should no longer be Chief Distribution and Sales Officer and interim Chief Institutional Relations and Communication Officer;

–	Election as Interim Chief Distribution and Sales Officer, from June 28, 2017, to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018, of

Mr. Ronaldo Gomes de Abreu	– Brazilian, married, company manager, domiciled in Belo Horizonte, Minas Gerais, at Av. Assis Chateaubriand 46/1301, Floresta, CEP 30150-100, Bearer of Identity Card MG 2868468-PCMG and CPF 563307236-72;

–	and, as Chief Officer for Institutional Relations and Communication, on an interim basis while also serving as Chief Finance and Investor Relations Officer, of

Mr. Adézio de Almeida Lima	– Brazilian, married, economist, domiciled in Belo Horizonte, MG, at Av. Barbacena 1200, 18º andar, Ala B2, Santo Agostinho, CEP 30190-131, bearer of Identity Card 2514340-SSPDF and CPF 342530507-78.

b)	The minutes of this meeting.

III	The Board nominated the Chief Officer Luís Fernando Paroli Santos as Chief Executive Officer of Light S.A., and also as Chief Officer for Business Development and Investor Relations Officer of that company, to complete the present period of office or until his duly elected successor is sworn in.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV	The Chair informed the meeting that as from June 28, 2017 the Executive Board comprises:

Chief Executive Officer:	Bernardo Afonso Salomão de Alvarenga;
Interim Deputy CEO:	Bernardo Afonso Salomão de Alvarenga;
Chief Trading Officer:	Dimas Costa;
Chief Business Development Officer:	César Vaz de Melo Fernandes;
Interim Chief Distribution and Sales Officer:	Ronaldo Gomes de Abreu;
Chief Finance and Investor Relations Officer, and Interim Chief Institutional Relations and Communication Officer:	Adézio de Almeida Lima;
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer:	José de Araújo Lins Neto;
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins;
Chief Counsel:	Raul Lycurgo Leite,*

*	– to be succeeded on July 1, 2017, as per Board decision of June 9, 2017, by:

Mr. Luciano de Araújo Ferraz.

V	The Chief Officers elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any position in a company which could be considered a competitor of the Company, and that they do not have, nor represent, any interest conflicting to Cemig’s interest; and made a formal commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Bernardo Afonso Salomão de Alvarenga,

Antônio Dirceu Araújo Xavier,

Arcângelo Eustáquio Torres Queiroz,

Bruno Magalhães Menicucci,

Helvécio Miranda Magalhães Junior,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Patrícia Gracindo Marques de Assis Bentes,

Aloísio Macário Ferreira de Souza,

Carolina Alvim Guedes Alcoforado,

Nelson José Hubner Moreira,

José Pais Rangel,

Saulo Alves Pereira Junior,

Marina Rosenthal Rocha,

Agostinho Faria Cardoso,

Antônio Carlos de Andrada Tovar,

Geber Soares de Oliveira,

Luiz Guilherme Piva,

Otávio Silva Camargo,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:)    Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF DECEMBER 28, 2017: CEMIG COMPLETES R$ 3.4BN DEBT RE-PROFILING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig completes R$ 3.4bn debt re-profiling

Supplementing the Material Announcement published on November 20, 2017, Cemig (Companhia Energética de Minas Gerais – listed and traded, in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s wholly-owned subsidiaries Cemig D and Cemig GT have completed the re-profiling of their debt, through: (i) a debenture issuance by Cemig D, and (ii) amendments to loan debt transactions of Cemig D and Cemig GT –changing the maturity dates for debt representing a total of approximately R$ 3.4 billion.

Adding these transactions to the total of R$ 3.2 billion raised in the international market through a Eurobond issuance – as reported to the market on December 1 and 5, 2017 – Cemig D and Cemig GT have balanced their cash flows, lengthened the average tenor of their debt, and enhanced their credit quality.

After such re-profiling, the amortization timetable for Cemig’s consolidated debt is the following (the newly contracted components, replacing previous maturities, are shown in yellow):

Belo Horizonte, December 28, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

NOTICE TO STOCKHOLDERS DATED AS OF JANUARY 8, 2018: FINAL FIGURES FOR R$ 1.2BN CAPITAL INCREASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Final figures for R$ 1.2bn capital increase

Further to the Notice to Stockholders published on December 13, 2017, Cemig (Companhia Energética De Minas Gerais) hereby informs its stockholders and the market as follows:

The period for subscription in the second (and last) apportionment of shares not subscribed in the Preemptive Right Exercise Period of the capital increase approved by the Extraordinary General Meeting of October 26, 2017 ended on December 28, 2017.

The total amount of the funds raised by Cemig through such capital increase, now held by the company in cash, is R$ 1.2 billion.

The following numbers of shares were subscribed in the phases of the capital increase:

Numbers of shares		Subscribed in:			Balance of shares not subscribed
		Preemptive right exercise period	1st subsequent apportionment period	2nd subsequent apportionment period
Type	Proposed
ON	66,849,505	50,106,730	2,954,905	658,191	13,129,679
PN	133,061,442	118,949,754	11,004,208	1,291,730	1,815,750

Total	199,910,947	169,056,484	13,959,113	1,949,921	14,945,429

Cemig willdisclose, at the appropriate time, the next phase for the completion of this corporate event.

Belo Horizonte, January 8, 2018

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AS OF JANUARY 12, 2018: BOARD PROPOSES THE MERGER OF CEMIGTELECOM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Board proposes the merger of CemigTelecom

Cemig (Companhia Energética de Minas Gerais) (listed and traded in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

In the meeting held on the date hereof, Cemig’s Board of Directors resolved to present to the Extraordinary General Meeting of Stockholders a proposal concerning the merger of Cemig Telecomunicações S.A. (‘CemigTelecom’) into Cemig. Cemig Telecomunicações S.A. is a wholly-owned subsidiary of Cemig.

The merger will have a positive impact on the involved companies resulting from the optimization of assets and synergies, and will reduce financial, operational and administrative costs through concentration of existing administrative structures, while improving options for use of available funds.

The proposal will be submitted to decision by stockholders at an Extraordinary General Meeting to be called on an appropriate date and time (subject to the terms specified by the law and the by-laws).

To take effect, the merger will need also to be submitted, separately, to Cemig’s Audit Committee, pursuant Sub-item III of Article 163 of Law 6404/1976.

Considering that the proposed transaction involves the merger of a wholly-owned subsidiary, there will be no capital increase, nor issuance of new shares. The shares of CemigTelecom will be canceled and the necessary accounting records will be made.

Cemig reiterates its commitment to keep stockholders and the market timely informed in accordance with applicable law and regulations.

Belo Horizonte, January 12, 2018

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF THE MINUTES OF THE 720TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 12, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 12, 2018

SUMMARY OF MAIN RESOLUTIONS

At its 720th meeting, held on January 12, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) resolved the following:

1.	Budget for 2018.

2.	Instruction to vote in an Extraordinary General Meeting of Lepsa, on: reduction of the corporate capital, amendment of the by-laws, and execution of legal instruments.

3.	Instruction to vote in an Extraordinary General Meeting of RME, on: reduction of the corporate capital, amendment of the by-laws, and execution of legal instruments.

4.	Internal Regulations on Competitive Bids and Contracts.

5.	Execution of a corporate guaranty letter for agreements between Cemig GT and electricity generators or traders, guaranteed by Cemig.

6.	Appointment of a Manager for MESA.

7.	Structure of CemigTelecom.

8.	Convocation of an Extraordinary General Meeting of Stockholders to discuss CemigTelecom.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED AS OF JANUARY 12, 2018 TO BE HELD ON FEBRUARY 28, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on February 28, 2018 at 3 p.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Approval and authorization for execution of a Protocol of Merger and Justification, with Cemig Telecomunicações S.A. – CemigTelecom, which will set out the terms and conditions to govern the merger of CemigTelecom into Cemig.

2	Ratification of the nomination of the three experts to provide a valuation, for the purposes of Article 8 of Law 6404/1976, of the net equity of CemigTelecom.

3	Approval of the Net Equity Valuation Report of CemigTelecom, at book value, as set forth in 2 above.

4	Authorization to the merger CemigTelecom into Cemig, and subsequent termination of CemigTelecom.

5	Authorization to Cemig to be the successor of CemigTelecom, in all its rights and obligations, for all purposes of law and otherwise.

6	Authorization to the transfer to Cemig, by merger, of all the facilities, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, employees, stockholdings, contracts, obligations, liabilities, tax books and invoices, controls, records, accounting, documents, systems and information of CemigTelecom, including its shares in Ativas Data Center S.A. (Ativas), which corresponds to 19.6% of the share capital of Ativas, and the contracts related to this stockholding interest.

Proxy votes

Any stockholder who wishes to be represented by proxy at the above General Meeting of Stockholders shall comply with the provisions of Article 126 of Law 6406 of 1976 and with the sole paragraph of Section 9 of the Company’s by-laws, by presenting at the time or providing Cemig, preferably by February 26, 2018, with evidence of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, January 12, 2018

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL BY THE BOARD OF DIRECTORS DATED AS OF JANUARY 12, 2018 TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON FEBRUARY 28, 2018

PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 28, 2018

Dear Stockholders:

The Board of Directors of the Company proposes to you the following:

1	Approval and authorization for execution of a Protocol of Merger and Justification, with Cemig Telecomunicações S.A. – CemigTelecom, which will set out the terms and conditions to govern the merger of CemigTelecom into Cemig.

2	Ratification, because the transaction involves the merger of a wholly-owned subsidiary into its parent company, of the appointment of the three experts,

Mr. Flávio de Almeida Araújo, CRC/MG 86.861,

Mr. Francisco do Couto, CRC/MG 58.343, and

Mr. Leonardo George de Magalhães, CRC/MG 53.140,

to prepare the valuation, under and for the purposes of Article 8 of Law 6404/1976, of the Net Equity Valuation of CemigTelecom.

3	Approval of the Net Equity Valuation Report of CemigTelecom, at book value, prepared by three experts, under and for the purposes of Article 8 of Law 6404/1976.

4	Authorization to the merger of CemigTelecom into Cemig and subsequent termination of CemigTelecom.

5	Authorization for Cemig to be the successor of CemigTelecom, in all its rights and obligations, for all purposes of law and otherwise.

6	Authorization to the transfer to Cemig, by merger, of all the facilities, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, employees, stockholdings, contracts, obligations, liabilities, tax books and invoices, controls, records, accounting, documents, systems and information of CemigTelecom, including its shares in Ativas Data Center S.A. (Ativas), which corresponds to 19.6% of the share capital of Ativas, and the contracts related to this stockholding interest.

As can be seen, the purpose of this proposal is to meet the genuine interests of the stockholders and of the Company, therefore the Board of Directors expects that it will be approved by the Stockholders.

Belo Horizonte, January 12, 2018

José Afonso Bicalho Beltrão da Silva	Helvécio Miranda Magalhães Junior
Marco Antônio de Rezende Teixeira	Hermes Jorge Chipp
Bernardo Afonso Salomão de Alvarenga	José Pais Rangel
Antônio Dirceu Araújo Xavier	Marcelo Gasparino da Silva
Arcângelo Eustáquio Torres Queiroz	Marco Antônio Soares da Cunha Castello Branco
Arlindo Magno de Oliveira	Nelson José Hubner Moreira
Carlos Eduardo Lessa Brandão	Patrícia Gracindo Marques de Assis Bentes
Daniel Alves Ferreira

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDICES

APPENDIX I     – Appendix 20A of CVM Instruction 481/2009

APPENDIX II     – Appendix 21 of CVM Instruction 481/2009

APPENDIX III     – Protocol of Merger and Justification

APPENDIX IV     – Opinion of the Auditing Board

APPENDIX V     – Net Equity Valuation Report of CemigTelecom.

APPENDIX VI     – Cemig: Financial Statements for 2016

APPENDIX VII     – Cemig: Quarterly Information (‘ITR’) for 3Q 2017

APPENDIX VIII     – CemigTelecom: Financial Statements for 2016

APPENDIX IX     – CemigTelecom: Quarterly Information (‘ITR’) for 3Q 2017

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64—NIRE 31300040127

APPENDIX I TO THE PROPOSAL BY MANAGEMENT

INFORMATION ON THE MERGER

(AS PER APPENDIX 20-A OF CVM INSTRUCTION 481)

1. Protocol and justification of the transaction as per Articles 224 and 225 of Law 6404 of 1976.

The protocol and justification of the merger of Cemig Telecomunicações S.A. (‘CemigTelecom’) into Companhia Energética de Minas Gerais – Cemig (‘the Company’ or ‘Cemig’), (‘the Protocol and Justification’) is in Appendix III to the Management Proposal.

2. Any other agreements, contracts or pre-contracts regulating the exercise of the right to vote or transfer of shares in the companies subsisting or resulting from the transaction, filed at the head office of the company or to which the controlling stockholder of the company is a party.

None.

3. Description of the transaction, including:

a. Terms and conditions.

The transaction will consist of the merger of CemigTelecom, a wholly-owned subsidiary, into Cemig, its parent company, at the book value of CemigTelecom, and consequent termination of CemigTelecom; and Cemig will be successor of CemigTelecom in all the goods and assets, rights and obligations of CemigTelecom (‘the Merger’). All of the shares in CemigTelecom are owned by Cemig and will be extinguished, as specified in Article 226, §1, of Law 6404, of December 15, 1976 as amended (‘the Corporate Law’).

The Merger will not result in an increase or reduction of the stockholders’ equity or of the share capital of Cemig, since the stockholders’ equity of CemigTelecom is already reflected in full in the stockholders’ equity of Cemig, as a result of the application of the equity method accounting.

It is intended that the Merger shall not take effect before March 31, 2018, or before completion of the following events:

(i)	Holding of a General Meeting of Debenture Holders of the 2nd (second) issuance of debentures of CemigTelecom (‘the GMDH’), to be called to take place up to March 16, 2018, including in its agenda the approval of the Merger and of its consequences for the debenture holders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(ii)	To be assured, under Article 231, §1 of the Corporate Law, to the debenture holders of CemigTelecom that are dissident or absent to the GMDH, that their debentures will be redeemed within 6 (six) months from the date of publication of the minutes of the General Meeting relating to the Merger.

(iii)	Approval by a General Meeting of Stockholders of CemigTelecom of:

(a)	the execution of the Protocol and Justification; and

(b)	the Merger, among other matters.

(iv)	Holding of a General Meeting of Stockholders of Cemig to:

(a)	approve the execution of the Protocol and Justification;

(b)	ratify the nomination of the Accounting Experts:

(b.i)	Flávio de Almeida Araújo, accountant, registered in the Minas Gerais Regional Accounting Council (‘CRC/MG’) under Nº 86.861;

(b.ii)	Francisco do Couto, accountant, registered in the CRC/MG under Nº 58.343; and

(b.iii)	Leonardo George de Magalhães, accountant, CRC/MG registration Nº 53.140.

– to be responsible for preparation of the net equity valuation report of CemigTelecom at book value, for the merger of CemigTelecom into the Company (‘the Valuation Report’);

(c)	approve the Valuation Report;

(d)	approve the Merger and the subsequent termination of CemigTelecom;

(e)	authorize Cemig to be the successor of CemigTelecom in all its rights and obligations, howsoever, and for all purposes of law; and

(f)	authorize transfer to Cemig, by merger, of all the facilities, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, employees, stockholdings, contracts, obligations, liabilities, tax books and tax invoices, controls, records, accounting, documents, systems and information of CemigTelecom, including the shares held by CemigTelecom in Ativas Data Center S.A. (Ativas), which corresponds to 19.6% of the share capital of Ativas, and the contracts related to this stockholding interest.

b. Obligations to indemnify: (i) the managers of any of the companies involved; (ii) in the event that the transaction is not completed.

None.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c. Comparative table of the rights, advantages and restriction applying to shares of the companies involved or the resulting companies, before and after the transaction.

After the Merger, only the common and preferred shares issued by Cemig existing prior to the transaction will remain to exist, which will preserve the same rights and advantages that current are:

Common shares in Cemig
Right to dividends:	The common shares have the same rights as the preferred shares in distribution of bonuses. In fiscal years in which the Company does not generate sufficient profits to pay dividends to its stockholders, the State of Minas Gerais guarantees, for the shares issued by the Company up to August 5, 2004 and held by individual persons, a minimum dividend of 6% (six percent) per year.
Right to vote:	Full.
Description of any restriction on voting:	Not applicable.
Convertibility:	None.
Condition of the convertibility, and effects on the share capital:	Not applicable.
Right to reimbursement of capital:	Yes.
Characteristics of the reimbursement of capital:	The preferred shares have right of preference in the event of reimbursement of shares.
Restrictions on trading:	None.
Nature of restriction:	Not applicable.
Redeemable:	None.
Conditions for alteration of the rights carried by the said securities.	Under Article 109 of the Corporate Law, neither the by-laws nor the General Meeting of Stockholders may deprive the stockholder of the right to: (i) participate in the profits of the company; (ii) participate in the net equity of the company, in the event of liquidation; (iii) inspect the management of the company’s business, in the manner specified in the Corporate Law; (iv) have first refusal to subscribe shares, founder’s shares convertible into shares, debentures convertible into shares and/or warrants; (v) withdraw from the company in the eventuality specified in the Corporate Law.
Other material characteristics:	All the information that is relevant and pertinent to this topic has been disclosed in the items above.

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Preferred shares in Cemig
Right to dividends:

Minimum annual dividend equivalent to the greater of:

(a) 10% (ten per cent) of the nominal value of the shares; or

(b) 3% (three per cent) of the value of the stockholders’ equity corresponding to the shares.

The common shares shall be subject to the same conditions as the preferred shares in distribution of bonuses. In business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais guarantees to the shares issued by the Company up to August 5, 2004 and held by individual persons, a minimum dividend of 6% (six per cent) per year.

Right to vote:	Restricted.
Description of restriction on voting:	The right to vote is reserved exclusively for the common shares, and each common share has the right to one vote in decisions of the General Meeting of Stockholders.
Convertibility:	None.
Condition of the convertibility, and effects on the share capital:	Not applicable.
Right to reimbursement of capital:	Yes.
Description of the characteristics of the reimbursement of capital:	The preferred shares will have the right of preference in the event of reimbursement of shares.
Restrictions on trading:	None.
Nature of restriction:	Not applicable.
Redeemable:	None.
Conditions for alteration of the rights carried by the said securities.	Under Article 109 of the Corporate Law, neither the by-laws nor the General Meeting of Stockholders may deprive the stockholder of the right to: (i) participate in the profits of the company; (ii) participate in the assets and liabilities of the company, in the event of liquidation; (iii) inspect the management of the company’s business, in the manner specified in the Corporate Law; (iv) have first refusal to subscribe shares, founder’s shares convertible into shares, debentures convertible into shares and/or warrants; (v) withdraw from the company in the eventuality specified in the Corporate Law.
Other material characteristics:	All the information that is relevant and pertinent to this topic has been disclosed in the items above.

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As a result of the Merger, all the shares issued by CemigTelecom (100% held by Cemig) will be canceled. Therefore, as there will be no delivery of shares issued by Cemig to stockholders of CemigTelecom, a comparison of the rights and advantages between the shares of the two companies is unnecessary.

d. Is there any need for approval by debenture holders or other creditors?

Not in relation to Cemig.

In relation to CemigTelecom, the Merger will be submitted to the approval of the General Meeting of Debenture Holders, which will state whether or not they are favorable to the Merger. Any of the holders of debentures of CemigTelecom that is dissident or be absent to the General Meeting of Debenture Holders shall have the right to redeem its debentures, under Article 231, §1, of the Corporate Law, for a period of six months from the date of publication of the minutes of the General Meetings relating to the Merger.

e. Any asset or liability elements that will form each portion of the equity, in the event of a split.

Not applicable.

f. Whether the resulting companies have any intention to be listed as issuers of securities.

Not applicable.

4. Plans to conduct of the companies’ businesses, particularly in relation to the specific corporate events that are planned.

After completion of the Merger, Cemig will continue to dedicate itself to the activities covered by its corporate purpose, keeping its registry as a listed company, and to succeeding the rights and obligations of CemigTelecom.

5. Analysis of the following aspects of the transaction:

a. Description of the principal benefits expected, including:

i. Synergies

With the merger, the Company will seek to achieve gains from optimization of assets and synergies, and reduce financial, operational and administrative costs through concentration of existing administrative structures, which will expand the means for Cemig to make use of available resources.

ii. Tax benefits

The Company’s management sees no tax benefits arising from the Merger.

iii. Strategic advantages

One of the important strategic advantages inherent in the Merger is simplification of the current corporate structure and expansion of the means for Cemig to make use of available resources.

b. Costs

The managements of both companies estimate that there will be no additional costs as a result of the Merger. CemigTelecom is today a wholly-owned subsidiary, and all its costs are 100% consolidated by Cemig.

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c. Risk factors

One of the goals of the Merger is to integrate the businesses of the companies and improve the use of the synergies obtained from the combination of the businesses of Cemig and CemigTelecom. This process of integration could result in difficulties of operational, regulatory, commercial, financial and contractual nature, which may prevent the expected synergies to be achieved or result in unforeseen losses or expenses.

d. If this is a transaction with a related party, indicate alternatives that could have been used to reach the same objectives, indicating the reasons why those alternatives were discarded.

No alternative structure to the Merger could result in the simplification and integration of the businesses of both companies, with the termination of one of the legal entities and its succession by the remaining company, as it is intended. Additionally, because this case involves the merger of a wholly-owned subsidiary by its parent company, the present question loses its relevance.

e. Exchange ratio

Not applicable, CemigTelecom is a wholly-owned subsidiary of Cemig and thus the Merger will not result in an increase in the net equity of Cemig.

f. For a transaction involving parent companies, subsidiaries or companies under joint control, please provide:

(i)	The share exchange ratio calculated in accordance with Article 264 of Law 6404 of 1976.

(ii)	Detailed description of the process of negotiation of the exchange ratio and other terms and conditions of the transaction.

(iii)	If the transaction was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of participation in a controlling stockholding block:

(a)	Comparative analysis of the exchange ratio and the price paid in acquisition of control;

(b)	Reasons justifying any differences of valuation in the different transactions;

(iv)	Justification of why the exchange ratio is commutative, with description of the procedures and criteria adopted to guarantee the commutability of the transaction or, if the exchange ratio is not commutative, detailing of the payment or equivalent measures adopted to ensure adequate compensation.

Cemig is the holder of 100% of the share capital of CemigTelecom, so that the transaction does not result in an increase of capital in Cemig, nor any alteration in the participation of its stockholders. Therefore, there is no need to consider any exchange ratio.

6. Copy of the minutes of all the meetings of the Board of Directors, Auditing Board and special committees in which the transaction was discussed, including any dissident votes.

The Opinion of the Auditing Board of Cemig is attached hereto as Appendix IV.

7. Copy of studies, presentations, reports, opinions, professional opinions or valuation reposts of the companies involved in the transaction that have been placed at the disposal of the controlling stockholder at any stage of the transaction.

The Valuation Report is attached hereto as Appendix V.

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7.1. Identify any conflicts of interests between the financial institutions, companies and professionals that have prepared the documents referred to in item 7 and the companies involved in the transaction.

None.

8. Plans for by-laws, or changes to by-laws, of the company resulting from the transaction.

No changes to Cemig’s bylaws are being proposed; Cemig will be the successor of CemigTelecom.

9. Financial statements used for the purpose of the transaction, under the applicable rule.

In accordance with Article 6 of CVM Instruction 565 of June 15, 2015, as amended (‘CVM Instruction 565’), the following financial statements have been disclosed:

(i)	Financial Statements of Cemig of December 31, 2016 (attached hereto as Appendix VI);

(ii)	Interim Accounting Statements of Cemig of September 30, 2017 (attached hereto as Appendix VII);

(iii)	Financial Statements of CemigTelecom of December 31, 2016 (attached hereto as Appendix VIII); and

(iv)	Interim Accounting Statements of CemigTelecom of September 30, 2017 (attached hereto as Appendix IX).

The valuation of the net equity value of CemigTelecom, expressed in the Valuation Report, has been based on CemigTelecom’s balance sheet of November 30, 2017, which comprises the Appendix I to the Valuation Report.

Aiming to ensure the accuracy of the accounting amounts of the assets and liabilities elements comprising the balance sheet of CemigTelecom, on November 30, 2017, the following procedures were adopted in the Valuation Report:

•	Reading of the Financial Statements of CemigTelecom of December 31, 2016 (attached hereto as Appendix VIII).

•	Reading of the Independent Auditor’s Report on the Financial Statements issued by Deloitte Touche Tohmatsu Auditores Independentes on April 6, 2017, without qualification in relation to the Balance Sheet of December 31, 2016.

•	The Interim Accounting Information of CemigTelecom of September 30, 2017 (attached hetero as Appendix IX), combined with the Report of the External Auditors, Ernst & Young Auditores Independentes, on their review of the quarterly information, issued without any qualification on November 10, 2017; and

•	Analytical review of the movement in the balances of assets and liabilities in the period between September 2017 and November 30, 2017.

10. Pro-forma financial statements prepared for the purposes of the transaction, in the terms of the applicable rule.

Considering that CemigTelecom is a wholly-owned subsidiary of Cemig, and is consolidated in Cemig’s results, we present the Interim Accounting Information of Cemig on September 30, 2017, consolidated and audited (attached hereto as Appendix VII), in compliance with the requirement of Article 7 of CVM Instruction 565 of June 15, 2015 as amended.

11. Document containing information on the non-listed companies directly involved, including:

a.	Risk factors, in the terms of Items 4.1 and 4.2 of the Reference Form;

b.	Description of the principal changes in the risk factors that have taken place in the prior business period and expectations in relation to reduction or increase in the exposure to risks as a result of the transaction, in the terms of Item 5.4 of the Reference Form;

c.	Description of its activities, in the terms of Items 7.1, 7.2, 7.3 and 7.4 of the Reference Form;

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d.	Description of the economic group, in the terms of Item 15 of the Reference Form;

e.	Description of the share capital, in the terms of item 17.1 of the Reference Form.

Not applicable.

12. Description of the structure of capital and control after the transaction, in the terms of Item 15 of the Reference Form.

Items 15.1 and 15.2 of the Reference Form of Cemig:

Those items are not subject to any change as a result of the intended transaction.

Item 15.3 of the Reference Form of Cemig:

Those items are not subject to any change as a result of the intended transaction.

Item 15.4 of the Reference Form of Cemig:

•	Organization diagram before the transaction:

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•	Organization diagram after the transaction:

Items 15.5, 15.6, 15.7 and 15.8 of the Reference Form of Cemig:

Those items are not subject to any change as a result of the intended transaction.

13. Number, class, form and type of the securities of each company involved in the transaction held by any other companies involved in the transaction, or by people related to these companies, as defined by the rules that govern public offerings for acquisition of shares

Cemig is, in the present date, holder of 448,340,822 (four hundred forty eight million three hundred and forty thousand eight hundred twenty two) nominal common shares without par value, comprising 100% (one hundred per cent) of the share capital of CemigTelecom.

14. Exposure of the companies involved in the transaction – or any of their related parties, as defined in the rules that govern public offerings for acquisition of shares – to derivatives referenced to securities issued by other companies involved in the transaction.

Not applicable.

15. Report covering all transactions carried out, in the last 6 (six) months, by the following persons with securities issued by the companies involved in the transaction:

a. Companies involved in the transaction:

i. Private purchase transactions

None.

ii. Private sale transactions

None.

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iii. Purchase transactions in regulated markets

None.

iv. Sale transactions in regulated markets

None.

b. Any persons or entities that are related parties to the companies that are involved in the transaction:

i. Private purchase transactions

None.

ii. Private sale transactions

None.

iii. Purchase transactions in regulated markets

None.

iv. Sale transactions in regulated markets

None.

16. Document by which the Special Independent Committee submitted its recommendations to the Board of Directors, in the event that the transaction has been negotiated in the terms of CVM Orientation Opinion 35 of 2008

Not applicable. Cemig is holder of 100% of the shares corresponding to the share capital of CemigTelecom and, thus, the transaction does not result in an increase of capital of Cemig or in any change to the participation of its stockholders. Therefore, there was no exchange ratio to be negotiated.

*—*—*—*

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COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64—NIRE 31300040127

APPENDIX II TO THE PROPOSAL OF MANAGEMENT

INFORMATION ON THE VALUER AND PROPOSAL FOR THE VALUATION WORK

(APPENDIX 21 TO CVM INSTRUCTION 481)

1.	List the valuers recommended by the management.

Expert Accountants:

(a)	Mr. Flávio de Almeida Araújo, accountant, enrolled with the Minas Gerais State Regional Accounting Council (‘CRC/MG’) under the No. 86,861;

(b)	Mr. Francisco do Couto, accountant, enrolled with the CRC/MG under the No. 58,343.

(c)	Mr. Leonardo George de Magalhães, accountant, enrolled with the CRC/MG under the No. 53,140.

2.	Describe the qualifications of the recommended valuers.

•	Mr. Flávio de Almeida Araújo has a degree in accountability from Minas Gerais Federal University (UFMG) and a post-graduation MBA with specialization in finance from the Dom Cabral Foundation (FDC). He works at Cemig since 2006, holding, currently, the position ofFinancial Manager for Equity Holdings.

•	Mr. Francisco do Couto has a degree in accountability from the Newton Paiva University Center, with specialization in external auditing from UFMG, and MBA in Management, Finance, Controllership and Auditing from the Getúlio Vargas Foundation (FGV). His professional life has been almost entirely dedicated to accounting. He has been an independent auditor for 10 years. He has been a professor to undergraduate and extension courses at UFMG. Since February 1999 he has been working as an accountant at Cemig and is currently responsible for the preparation of the Consolidated Financial Statements of the Group. He is also a graduate and undergraduate professor at Centro Universitário UNA, where he has been teaching since 2003.

•	Mr. Leonardo George de Magalhães has a degree in accountability from UNA Faculdade de Ciências Econômicas, Belo Horizonte, with specialization in accountability from FGV and specialization in business management from UFMG. At Cemig he has been Controller since June 2008. Since September 2017 he has also served as General Manager for Planning and Corporate Control.

3.	Provide a copy of the proposals for work and remuneration of the recommended valuers.

Appendix I to this document comprises a copy of the work proposal.

Scope:	Accounting Net Equity of Cemig Telecomunicações S.A. – CemigTelecom.
Fees:	No remuneration for the valuers further to their normal remuneration as employees of Cemig.

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4.	Describe any material relationship existing in the last three years between the recommended valuers and related parties to the company, as defined in the accounting rules that deal with this subject.

Flávio de Almeida Araújo:

•	Is currently Cemig’s Financial Manager for Holdings, with the following principal duties:

—	to promote the financial management of Cemig Group;

—	to follow the economic and financial results of the companies;

—	to participate in processes of merger, split, acquisition and disposal of corporate interests.

—	to act as a member of the Board of Directors in companies of the Cemig Group; and

—	to prepare accounting opinions for the purposes of spin-offs, mergers and allocations of capital to companies of the group.

Mr. Francisco do Couto:

•	Works as an accountant at Cemig.

•	Is currently responsible for the preparation of the Group’s Consolidated Financial Statements.

Mr. Leonardo George de Magalhães:

•	Is the executive responsible for accounting, management of costs and tax planning of Cemig and its wholly-owned subsidiaries, and also management of budgeting, economic-financial planning, and analysis and monitoring of projects. He is:

—	Chairman of the Board of Forluz – the pension fund of the employees of Cemig;

—	a member of the Rate-regulated Activities Consultative Group of IASB – the International Accounting Standards Board;

—	a member of the Board of Directors of Aliança Norte – stockholder of the Belo Monte power plant;

—	Coordinator of the Control and Management Committee of Cemig: this body monitors the budgets and results of the businesses and also advises management in control and management analyzes and initiatives.

—	Coordinator of the Budget Prioritization Committee: a committee supporting management in decisions and management of investment projects, including analyses and prioritization of use of funds; and

—	represents Cemig in investor relation events in Brazilian and international financial markets.

—	He participates, jointly with the CFO and the Investor Relations Director, in the quarterly presentations of the Company’s results to investors.

—	He has participated in various processes of mergers and acquisitions of Cemig.

*—*—*—*

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COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64—NIRE 31300040127

APPENDIX I TO APPENDIX II

COPY OF THE WORK PROPOSAL OF THE ACCOUNTING EXPERTS

The accounting examination was carried out in accordance with NBC T 13, and comprised:

(a)	planning of the work;

(b)	application of procedures judged to be necessary in the circumstances;

(c)	issuance of the expert opinion on valuation of the equity to be incorporated.

The scope of the work is specified as: valuation of the equity of CemigTelecom, at book value, for the purpose of absorption. The following procedures were adopted:

•	Reading of the Financial Statements of December 31, 2016.

•	Reading of the Report of the External Auditors on the Financial Statements, issued by Deloitte Touche Tohmatsu Auditores Independentes on April 6, 2017, with no qualifications, in relation to the Financial Statements of December 31, 2016.

•	Reading of the Interim Accounting Information of September 30, 2017, jointly with the Report of the External Auditors, Ernst & Young Auditores Independentes, issued on November 10, 2017 on review of that quarterly information, without qualification.

•	Analytical review of the movement of balances of assets and liabilities in the period from September 30, 2017 to November 30, 2017.

At September 30, 2017 the books of account of CemigTelecom were compliant with the relevant legal formalities, and were written in accordance with the accounting practices adopted in Brazil.

The Accounting Experts used historic information and data audited by third parties and data provided by the management of CemigTelecom, via email or through its website. This being so, we assume that the data and information obtained for this Opinion is true.

*—*—*—*

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Appendix III

PROTOCOL OF MERGER AND JUSTIFICATION

By this private instrument and for all purposes of law,

(a)	COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, with head office in Belo Horizonte, Minas Gerais State, at Avenida Barbacena 1200, Santo Agostinho, registered in the CNPJ/MF under Nº 17.155.730/0001-64, herein represented in accordance with its by-laws (‘Cemig’) and

(b)	CEMIG TELECOMUNICAÇÕES S.A., with head office in Belo Horizonte, Minas Gerais State, at Rua Inconfidentes 1051, registered in the CNPJ under Nº. 02.983.428/0001-27, herein represented in accordance with its Articles of Association (‘CemigTelecom’);

– jointly, ‘the Companies” –

have agreed on the terms and decided to execute the present Protocol of Merger and Justification, in the form set forth by Law 6404 of December 15, 1976 (‘the Corporate Law”), to set out the terms and conditions governing the merger of CemigTelecom into Cemig.

CORPORATE PURPOSE AND SHARE CAPITAL OF THE COMPANIES

1.	Cemig is a Brazilian publicly held company, its corporate purpose encompasses the following activities:

a)	to build, operate and exploit systems of generation, transmission, distribution and sale of electricity and related services;

b)	to develop activities in various energy related fields, regardless of the source, focusing on the economic and commercial exploitation;

c)	to render consulting services, within its fields of operation, to Brazilian and foreign companies; and

d)	to carry out activities direct or indirectly related to its corporate purpose, including the development and commercial operation of telecommunication and information systems.

2.	CemigTelecom is a Brazilian corporation, its corporate purpose encompasses the following activities:

a)	to render and commercially operate limited specialized telecommunication services, through an integrated system of fiber optic cables, coaxial cables, and electronic and related equipment for transmission, emission or reception of symbols, characters, signals, written material, images, sound and information of any type;

b)	to render telecommunications services, through various technologies;

c)	to render consulting services in telecommunications to Brazilian and foreign companies;

d)	to grant use of its telecommunications system upon compensation to:

(i)	holders of public electricity services concessions, for their use in the management their generation, transmission and distribution activities; and

(ii)	companies aiming to commercially operate the system as alternative provider of carriage of signal to companies holding concession, permission or authorization to provide telecommunications services.

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(e)	to commercial operate its telecommunications system as an alternative provider of carriage of signal to companies holding concession, permission or authorization to provide telecommunications services.

f)	to render multimedia communication services (‘SCM’) in all the Brazilian territory.

g)	to hold corporate interests in other companies.

JUSTIFICATION AND BASES FOR THE MERGER

3.	The transaction that is the subject of this protocol is the merger of CemigTelecom into Cemig, with transfer of the totality of the net assets and liabilities of CemigTelecom to Cemig, which will be the sole successor of CemigTelecom in all its goods and assets, rights and obligations, in the terms of Articles 227 et seq. of the Corporate Law (‘the Merger’).

4.	After implementation of the Merger the credits and debits of CemigTelecom, which currently constitute its assets and liabilities, will become part of the accounts of Cemig, being transferred to the corresponding lines in Cemig’s accounting books, subject to any necessary adaptations.

5.	The Merger will provide gains from synergies and reduce financial, operational and administrative costs through concentration of existing administrative structures in Cemig, which will increase the possibilities for Cemig to take advantage of all its available resources.

6.	The Merger will take effect only as from March 31, 2018 (‘the Effective Date’), regardless of the date on which the required approvals are obtained.

7.	On the Effective Date, CemigTelecom will cease to exist.

ORGANIZATION AND COMPOSITION OF THE COMPANIES

8.	Cemig is a Brazilian publicly held company, with corporate capital of R$ 6,294,208,270.00 (six billion two hundred ninety four million two hundred and eight thousand two hundred seventy Reais), divided in

a)	420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred and eight) nominal common shares each with nominal value of R$ 5.00 (five Reais); and

b)	838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares each with nominal value of R$ 5.00 (five Reais).

9.	CemigTelecom is a Brazilian corporation, with corporate capital of R$ 292,399,303.29 (two hundred ninety two million three hundred ninety nine thousand three hundred and three Reais and twenty nine centavos), fully paid up, divided in 448,340,822 (four hundred forty eight million three hundred and forty thousand eight hundred twenty two) nominal common shares without par value, all owned by Cemig:

Sole stockholder	Shares	%
Companhia Energética de Minas Gerais – CEMIG	448,340,822	100

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VALUATION

10.	Subject to ratification by the stockholders of the Companies, the managers of the Companies have appointed the following Expert Accountants to prepare the valuation of the net equity of CemigTelecom, as per Article 8 of the Corporate Law:

Mr. Flávio de Almeida Araújo	– Brazilian, married, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua José de Alencar 984, Apt. 401, Nova Suíça, holder of Identity Card MG-7.348.434, CPF 045.915.356-06, and CRC/MG (Minas Gerais Regional Council of Accountants) 86.861/O-7;

Mr. Francisco do Couto	– Brazilian, single resident and domiciled in Belo Horizonte, MG, at Rua Uberlândia 555, Apt. 902, Carlos Prates, holder of Identity Card MG-3.124.729, CPF 525.441.416-20, and CRC/MG 58.343; and

Mr. Leonardo George de Magalhães	– Brazilian, married, resident and domiciled in Nova Lima, Minas Gerais, at Rua Vega 55, Quintas do Sol, holder of Identity Card 4.303.799 – SSP/MG, CPF 617.665.426-20, and CRC/MG 53.140/O-4.

11.	For the purposes of the Merger, the elements of the equity of CemigTelecom to be transferred to Cemig have been valued at book value, based on the financial statements of CemigTelecom on November 30, 2017.

12.	Having been previously informed of their appointment as valuers subject to ratification by the stockholders of the Companies, the Accounting Experts determined, based on the financial statements on November 30, 2017, that the net value of the total assets and liabilities of CemigTelecom is

R$ 245,761,413.36	(two hundred forty five million seven hundred sixty one thousand four hundred thirteen Reais and thirty six centavos),

after the adjustments described in Chapter 4 of the Valuation Report and the cancelation of the investment of Cemig in CemigTelecom.

13.	Any change in the value of the net equity after the date of those financial statements will be absorbed by Cemig on the Effective Date of the Merger.

CORPORATE INTERESTS IN COMMON AND SUBSTITUTION OF SHARES

14.	Considering that Cemig is the holder of 100% (one hundred per cent) of the share capital of CemigTelecom, there will be no substitution of shares issued by CemigTelecom by shares issued by Cemig.

With the cancelation of the shares issued by CemigTelecom, the value of the investment recorded in the assets of Cemig will be replaced by the equity value of CemigTelecom, as valued by the experts.

The Merger will not result in a change in the net equity of Cemig since the net equity value of CemigTelecom is already reflected in its entirety in the Stockholders’ equity of Cemig, due to application of the equity method accounting. Consequently there will be no increase in the share capital of Cemig, nor any issue of new shares.

15.	Since this is a merger of a wholly-owned subsidiary into its parent company, with no other stockholders of CemigTelecom, and since there will be no increase of the corporate capital of the Cemig, there is no need to establish parameters for an exchange ratio, and there is no additional information to be made available to the stockholders of Cemig.

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FINAL PROVISIONS

16.	Approval of this Protocol by the stockholders of CemigTelecom and by the stockholders of Cemig will result in the termination of CemigTelecom on the Effective Date of the Merger, with the cancellation of all the shares issued by CemigTelecom. The management of Cemig will be responsible for filing all the corporate documents required for the registry of the Merger with the relevant entities.

17.	With the Merger coming into effect on the Effective Date, all the goods and assets, rights, receivables, obligations and liabilities of CemigTelecom will automatically become part of the assets and liabilities of Cemig, which will succeed CemigTelecom in all its rights and obligation, regardless of any formalities other than those specified by law.

18.	The provisions relating to the withdraw right and reimbursement of shares are not applicable due to the fact that:

(i)	in relation to CemigTelecom: Cemig owns the totality of the shares issued by CemigTelecom and, hence, there is no stockholder dissenting in relation to the Merger; and

(ii)	in relation to Cemig: there is no provision of law or in the by-laws of the company that grants a withdraw right to any dissenting stockholder.

19.	Under Article 231 of the Corporate Law, the Merger will be conditional upon:

(i)	the approval by the holders of debentures issued by CemigTelecom, in a General Meeting called specifically to approve the Merger; and

(ii)	the granting by CemigTelecom of a minimum period of 6 (six) months, from the date of publication of the minutes of the Meetings relating to the Merger, for redemption of its outstanding debentures.

Having agreed with the terms and conditions set forth above, the parties execute this instrument, in six counterparties of equal form and content, for it to produce its legal and regulatory effects.

Belo Horizonte,	, 2018

By COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By CEMIG TELECOMUNICAÇÕES S.A.

Witnesses:

1.		2.
	Name:		Name:
	CPF/MF:		CPF/MF:
	ID/Issuer:		ID/Issuer:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix IV

OPINION OF THE AUDITING BOARD

The undersigned members of the Auditing Board of the Companhia Energética de Minas Gerais – Cemig, in performance of their role under the law and under the by-laws of the company, have analyzed the Proposal made by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on February 28, 2018, which is for the following:

1	Approval and authorization for execution of a Protocol of Merger and Justification, with Cemig Telecomunicações S.A. – CemigTelecom, which will set out the terms and conditions to govern the merger of CemigTelecom into Cemig.

2	Ratification of the nomination of the following 3 (three) experts – Mr. Flávio de Almeida Araújo, CRC/MG 86.861, Mr. Francisco do Couto, CRC/MG 58.343, and Mr. Leonardo George de Magalhães, CRC/MG 53.140, that will provide a valuation, for the purposes of Article 8 of Law 6404/1976, of the net equity of CemigTelecom.

3	Approval of the Net Equity Valuation Report of CemigTelecom, at book value, prepared by the three experts, in accordance with Article 8 of Law 6404/1976.

4	Authorization to the merger of CemigTelecom into Cemig and subsequent termination of CemigTelecom.

5	Authorization to Cemig to be the successor of CemigTelecom, in all its rights and obligations, for all purposes of law and otherwise.

6	Authorization to the transfer to Cemig, by merger, of all the establishments, tangible and intangible assets and goods, inventories, real estate property, credits, assets, rights, employees, stockholdings, contracts, obligations, liabilities, tax books and invoices, controls, records, accounting, documents, systems and information of CemigTelecom, including its shares in Ativas Data Center S.A. (Ativas), which corresponds to 19.6% of the share capital of Ativas, and the contracts related to this stockholding interest.

After carefully analyzing the above proposal and considering that the applicable rules governing the maters under discussion have been complied with, it is the opinion of the members of the Auditing Board that the proposal should be approved by the said General Meeting of Stockholders.

Belo Horizonte, January 25, 2018

Signed:

Edson Moura Soares

Camila Nunes da Cunha Pereira Paulino

Manuel Jeremias Leite Caldas

Rodrigo de Mesquita Pereira

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix V

VALUATION REPORT ON THE EQUITY OF CEMIG TELECOMUNICAÇÕES S.A. FOR THE PURPOSES OF MERGER

Belo Horizonte, December 22, 2017.

To the Management of

Companhia Energética de Minas Gerais – Cemig

Av. Barbacena, 1.200 – 18º Andar

Belo Horizonte, Minas Gerais

In accordance with the provisions of Paragraphs 1 and 6 of Article 8 of Law 6404/75, the Management of Cemig Companhia Energética de Minas Gerais – CEMIG (‘Cemig’) has appointed three expert accountants to prepare a valuation report, at book value, on the net equity of Cemig Telecomunicações S.A. – CemigTelecom (‘CemigTelecom’ or ‘the Company), details of which are in the appendix to this document. This appointment will be ratified in an Extraordinary General Meeting of Stockholders of Cemig.

1. INFORMATION ABOUT THE EXPERTS

The accountants listed below were appointed as experts to carry out the valuation of the Net Equity of CemigTelecom, and have prepared this Valuation Report in accordance with the accounting practices adopted in Brazil, as defined in Item 7 of Accounting Pronouncement NBC TG 26 – Presentation of Accounting Statements:

•	Flávio de Almeida Araújo, accountant, enrolled with the Minas Gerais State Regional Accounting Council (CRC/MG) under No. 86.861.

•	Mr. Francisco do Couto, accountant, enrolled with the CRC/MG under No. 58.343.

•	Mr. Leonardo George de Magalhães, accountant, enrolled with the CRC/MG under No. 53.140.

In compliance with CVM Instruction 319/99, as amended, the expert accountants represent that:

(a)	they have no direct or indirect interest in the Company or in the operations carried out by it.

(b)	they found no limitations imposed by the controlling stockholders or managers that might have hindered or jeopardized the access to, use or knowledge of information, goods and assets, documents or work methodologies necessary for construction of their conclusions.

The accounting inspection was carried out in accordance with NBC T 13, and comprised:

(a)	Planning of the work;

(b)	Application of the necessary procedures due to the circumstances;

(c)	Issuance of the expert valuation report on the stockholders’ equity to be transferred to the surviving company.

2. GENERAL INFORMATION ON THE COMPANY BEING VALUED, SUBJECT OF THE MERGER

Cemig Telecomunicações S.A. is a listed corporation and a wholly-owned subsidiary of Companhia Energética de Minas Gerais S.A. – Cemig. It offers optical network for services of carriage of telecommunications in the State of Minas Gerais, using the electricity transmission and distribution infrastructure of Cemig.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CemigTelecom was incorporated on January 13, 1999, with the following purposes: to provide telecommunication services, through an integrated system consisting of fiber optic cables, coaxial cables, and electronic and related equipment for transmission, emission and reception of symbols, characters, signals, written material, images, sound and information of any type, and to operate telecommunications systems as an alternative provider of carriage of signal and other services to companies holding concession, permission or authorization to provide telecommunications services.

3. PURPOSE OF THE VALUATION; BASE DATE

The objective of the valuation of the net equity of CemigTelecom, at book value, on the base date of November 30, 2017, is the merger of its total net assets and liabilities into its parent company Cemig, in accordance with Articles 226 and 227 of Law 6404/76.

4. SCOPE OF THE WORK

To ensure accuracy of the accounting values of the asset and liability elements that comprise the balance sheet of CemigTelecom on November 30, 2017, we adopted the following procedures:

➢	Reading of the Financial Statements at December 31, 2016.

➢	Reading of the Report by the Independent Auditor, Deloitte Touche Tohmatsu Auditores Independentes, issued on April 6, 2017 on the Financial Statements, without qualification in relation to the Balance Sheet of December 31, 2016.

➢	Interim Accounting Statements of September 30, 2017, accompanied by the Report of the external auditor, Ernst & Young Auditores Independentes, issued on November 10, 2017 on the review of the quarterly information, without qualification.

➢	Analytical review of the movement of balances of assets and liabilities in the period between September 30, 2017 and November 30, 2017.

On September 30, 2017 the accounting records of CemigTelecom were in compliance with the pertinent legal formalities and are written in accordance with accounting practices adopted in Brazil.

The experts used historic information and data audited by third parties and data supplied by the management of CemigTelecom, via email or through its website. We, thus, assume that the data and information obtained for this Opinion is true.

This Report was prepared for use solely and exclusively by Cemig, for the purpose mentioned in Item 3.

5. PRESENTATION OF THE BALANCE SHEET

The Balance Sheet of November 30, 2017 was prepared in accordance with accounting practices adopted in Brazil. The experts verified that the assets and liabilities of CemigTelecom are properly accounted in accordance with the Plan of Accounts of the Telecommunications Sector.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. COMPOSITION OF NET ASSETS AND LIABILITIES

6.1. Accounting Valuation and base date:

The components of net equity of CemigTelecom on November 30, 2017 are represented, in summary, by the following account lines:

ASSETS	In Reais (R$)
Current and non-current assets	363,453,288.20
LIABILITIES
Current and non-current liabilities	117,691,874.84
TOTAL OF STOCKHOLDERS’ EQUITY	245,761,413.36

6.2. Net equity at market price

Since both the companies involved in the transaction, are listed companies, valuation at market price or any other economic-financial valuation technique is not justified, as specified by Article 264 of Law 6404/76, since this is a case of merger of a wholly-owned subsidiary into its parent company, and there is no determination of an exchange ratio that could be the subject to comparison and/or right to withdraw by dissenting shareholders. In other words, there will be no change in the net equity of Cemig, and consequently, no issuance of new shares, for which reason valuation at market price is not applicable.

6.3. Treatment of subsequent variations in the value of equity

Under Article 224, Sub-item III of Law 6404/76, the variations in equity that take place between the base date of this Opinion and the date of the merger of CemigTelecom into Cemig will be appropriated directly by Cemig, and at the time of the actual merger, the balances of existing account lines in the analytical interim balance sheet of CemigTelecom will be reflected, line by line, into Cemig’s balance sheet.

7. CONCLUSION

As a result of the procedures and analyses effected, we conclude that the value of the stockholders’ equity of CemigTelecom, on November 30, 2017 is R$ 245,761,413.36 (two hundred forty five million seven hundred sixty one thousand four hundred thirteen Reais and thirty six centavos).

Expert accountant:              Flávio de Almeida Araújo

Expert accountant:              Francisco do Couto

Expert accountant:              Leonardo George de Magalhães

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX I – BALANCE SHEET AT NOVEMBER 30, 2017

CEMIG TELECOMUNICAÇÕES S.A. - CEMIGTELECOM BALANCE SHEET ON NOVEMBER 30, 2017 AND DECEMBER 31, 2016 (In reais)				CEMIG TELECOMUNICAÇÕES S.A. - CEMIGTELEC BALANCE SHEET ON NOVEMBER 30, 2017 AND DECEMBER 31, 2016 (In reais)

	Nov. 30, 2017	Dec. 31, 2016	% change		Nov. 30, 2017	Dec. 31, 2016	% change
	30/11/2017	31/12/2016	AH%		30/11/2017	31/12/2016	AH%
ASSETS				LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT				CURRENT:
Cash and cash equivalents	12.806.068	1.033.959	1138,5%	Loans and debentures	13.132.426	63.751.660	-79,4%
Securities	524.834	1.855.029	-71,7%	Suppliers	18.778.123	21.750.011	-13,7%
Accounts receivable from clients	20.832.186	19.552.443	6,5%	Tax obligations	10.597.094	9.572.512	10,7%
Taxes recoverable	4.148.829	3.683.818	12,6%	Salary-related charges	3.199.241	4.862.624	-34,2%
Advances	1.677.037	898.825	86,6%	Advances from clients	459.764	459.764	0,0%
Prepaid expenses	37.559	33.931	10,7%	Other	571.122	973.002	-41,3%

Total, current	40.026.512	27.058.004	47,9%	Total, current	46.737.770	101.369.573	-53,9%

NON-CURRENT:				NON-CURRENT:
Long term assets				Loans and debentures	55.109.273	37.620.519	46,5%
Securities held to maturity	203.143	83.248	144,0%	Provisions for contingencies	56.714	82.858	-31,6%
Accounts receivable from clients	11.602.136	11.875.973	-2,3%	Advances from clients	4.227.688	4.663.107	-9,3%
Taxes recoverable	3.184.911	2.997.422	6,3%	Tax obligations	1.907.021	2.465.572	-22,7%
Deferred income tax and Social Contribution	6.345.656	8.037.818	-21,1%	Salary-related charges	3.279.115	2.800.761	17,1%
Other	239.113	906.930	-73,6%	Ativas	6.374.295	3.409.654	86,9%

Financial assets	4.483.565	4.586.470	-2,2%	Total, Non-current	70.954.105	51.042.472	39,0%

Investments	17.598.105	19.744.312	-10,9%
Net PP&E	270.145.535	261.612.715	3,3%	STOCKHOLDERS’ EQUITY:
Intangible	9.624.612	9.489.877	1,4%	Share capital	292.399.303	241.741.866	21,0%
				Equity valuation adjustments	(755.826)	(755.826)	0,0%
				Retained losses	(45.882.064)	(47.005.316)	-2,4%

				Total stockholders’ equity	245.761.413	193.980.724	26,7%

TOTAL ASSETS	363.453.288	346.392.769	4,9%	TOTAL LIABILITIES	363.453.288	346.392.769	4,9%

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Nov. 30, 2017    Dec. 31, 2016 % change

Cemig Telecomunicações S.A. – CemigTelecom	Cemig Telecomunicações S.A. – CemigTelecom
BALANCE SHEETS ON NOVEMBER 30, 2017 AND DECEMBER 31, 2016 (In Reais—R$)	BALANCE SHEETS ON NOVEMBER 30, 2017 AND DECEMBER 31, 2016 (In Reais—R$)
ASSETS	LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT	CURRENT:
Cash and cash equivalents	Loans and debentures
Securities	Suppliers
Accounts receivable from clients	Tax obligations
Taxes recoverable	Salary-related charges
Advances	Advances from clients
Prepaid expenses	Other
Total, current	Total, current
NON-CURRENT:	NON-CURRENT:
Long term assets	Loans and debentures
Securities held to maturity	Provisions for contingencies
Accounts receivable from clients	Advances from clients
Taxes recoverable	Tax obligations
Deferred income tax and Social Contribution	Salary-related charges
Other	Ativas
Financial assets	Total, Non-current
Investments
Net PP&E	STOCKHOLDERS’ EQUITY:
Intangible	Share capital
Equity valuation adjustments
TOTAL ASSETS	Retained losses
Total stockholders’ equity
TOTAL LIABILITIES

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix VI

Companhia Energética de

Minas Gerais –

CEMIG

Financial Statements as of December 31, 2016 and December

31,2015 and for the Years Ended December 31, 2016, 2015 and

2014 and Report of Independent Registered Public Accounting

Firm

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

ASSETS

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	Note	2016	2015
Current
Cash and cash equivalents	6	995	925
Securities	7	1,014	2,427
Consumers and traders and Concession holders – Transport of electricity	8	3,425	3,765
Financial assets of the concession	14	730	874
Recoverable taxes	9	236	175
Income and social contribution tax credits	10a	590	306
Dividends receivable		11	62
Restricted cash	11	367	—
Inventories		49	37
Advance to suppliers	28	1	87
Energy Development Account (CDE)	13	64	72
Low-income subscriber subsidy		36	31
Receivable from Eletrobras – RGR	21	48	—
Receivable from Eletrobras – CDE		90	—
Other		630	616

TOTAL, CURRENT		8,286	9,377

NON-CURRENT
Securities	7	31	84
Advance to suppliers	28	229	60
Consumers and traders and Concession holders – Transport of electricity	8	146	133
Recoverable taxes	9	178	258
Income and social contribution taxes recoverable	10a	112	206
Deferred income and social contribution taxes	10b	1,797	1,498
Escrow deposits	12	1,887	1,813
Other credits		1,051	808
Financial assets of the concession	14	4,971	2,660
Investments – Equity method	15	8,753	9,745
Property, plant and equipment	16	3,775	3,940
Intangible assets	17	10,820	10,275

TOTAL, NON-CURRENT		33,750	31,480

TOTAL ASSETS		42,036	40,857

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

LIABILITIES

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	Note	2016	2015
CURRENT
Suppliers	18	1,940	1,901
Regulatory charges	21	381	517
Profit sharing		18	114
Taxes payable	19a	794	740
Income and Social Contribution tax	19b	27	11
Interest on equity and dividends payable	24	467	1,307
Loans, financings and debentures	20	4,837	6,300
Payroll and related charges		225	221
Post-retirement liabilities	22	199	167
Concessions payable		3	3
Financial liabilities of the concession	14	482	—
Financial Instruments—put options	15	1,150	1,245
Advance sales of power supply	8	181	—
Other obligations		743	548

TOTAL, CURRENT		11,447	13,074

NON-CURRENT
Regulatory charges	21	455	226
Loans, financings and debentures	20	10,342	8,867
Taxes payable	19a	724	740
Deferred income and social contribution tax	10b	582	689
Provisions	23	815	755
Post-retirement liabilities	22	4,043	3,086
Concessions payable		19	19
Financial liabilities of the concession	14	323	—
Financial Instruments—put options	15	192	148
Other obligations		160	265

TOTAL, NON-CURRENT		17,655	14,795

TOTAL LIABILITIES		29,102	27,869

EQUITY	24
Share capital		6,294	6,294
Capital reserves		1,925	1,925
Profit reserves		5,200	4,663
Accumulated Other Comprehensive Income		(489)	102

EQUITY ATTRIBUTABLE TO THE CONTROLLING SHAREHOLDERS		12,930	12,984

EQUITY ATTRIBUTABLE TO NON-CONTROLLING SHAREHOLDER		4	4

TOTAL EQUITY		12,934	12,988

TOTAL LIABILITIES AND EQUITY		42,036	40,857

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

(except Net income per share)

	Note	2016	2015 Restated	2014 Restated
NET REVENUE	25	18,773	21,868	19,595

OPERATING COSTS
COST OF ELECTRICITY AND GAS	26
Electricity purchased for resale		(8,273)	(9,542)	(7,428)
Charges for the use of the national grid		(947)	(999)	(744)
Gas purchased for resale		(878)	(1,051)	(254)

		(10,098)	(11,592)	(8,426)
OTHER COSTS	26
Personnel and managers		(1,348)	(1,143)	(999)
Materials		(41)	(126)	(340)
Outsourced services		(720)	(740)	(736)
Depreciation and amortization		(802)	(811)	(779)
Operating provisions		(171)	(23)	(262)
Infrastructure construction cost		(1,193)	(1,252)	(942)
Other		(57)	(96)	(318)

		(4,332)	(4,191)	(4,376)

TOTAL COST		(14,430)	(15,783)	(12,802)

GROSS PROFIT		4,343	6,085	6,793

OPERATING EXPENSES	26
Selling expenses		(382)	(175)	(128)
General and administrative expenses		(667)	(674)	(654)
Operating provisions		(5)	(1,203)	(190)
Other operating expenses		(420)	(452)	(674)

		(1,474)	(2,504)	(1,646)

Equity in earnings of unconsolidated investees, net	15	(302)	393	210
Impairment of Investments	15	(763)	—	—
Fair value gain (loss) on stockholding transaction	15	—	729	—
Gain on acquisition of control of investee	15	—	—	281

Income before Financial income (expenses) and taxes		1,804	4,703	5,638

Financial revenues	27	1,041	863	535
Financial expenses	27	(2,478)	(2,204)	(1,694)

Income before income tax and social contribution tax		367	3,362	4,479

Current income and social contribution taxes	10c	(174)	(881)	(1,259)
Deferred income and social contribution taxes	10c	141	(12)	(83)

NET INCOME FOR THE YEAR		334	2,469	3,137

Total of net income for the year attributed to:
Controlling shareholders		334	2,469	3,137
Non-controlling shareholder		—	—	—

		334	2,469	3,137

Basic income per preferred share – R$	24	0.35	1.96	2.49
Basic income per common share – R$	24	0.10	1.96	2.49
Diluted income per preferred share – R$	24	0.32	1.96	2.49
Diluted income per common share – R$	24	0.07	1.96	2.49

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	2016	2015	2014
NET INCOME FOR THE YEAR	334	2,469	3,137
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – remesurement of obligations of the defined benefit plans, net of taxes	(515)	(360)	(44)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	4	(1)	(7)

	(511)	(361)	(51)

Items that may be reclassified to profit or loss
Conversion adjustment of equity gain (loss) in other comprehensive income in subsidiary and jointly-controlled entity	(3)	54	10
Recycling of conversion adjustments to the Income statement arising from sale of Transchile	(39)	—	—

	(42)	54	10

COMPREHENSIVE INCOME FOR THE YEAR	(219)	2,162	3,096

Total of comprehensive income for the year attributed to:
Controlling shareholders	(219)	2,162	3,096
Non-controlling shareholder	—	—	—

	(219)	2,162	3,096

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(MILLIONS OF BRAZILIAN REAIS—R$ mn, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves	Accumulated Other Comprehensive Income	Retained earnings	Total interest of the controlling shareholders	Total interest of the non-controlling shareholder	Total equity
AS OF DECEMBER 31, 2013	6,294	1,925	3,840	579	—	12,638	—	12,638

Net income for the year	—	—	—	—	3,137	3,137	—	3,137
Other comprehensive income
Post retirement liabilities, net of taxes	—	—	—	(44)	—	(44)	—	(44)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	3	—	3	—	3

Total Comprehensive income for the year	—	—	—	(41)	3,137	3,096	—	3,096
Other changes in equity:
Additional dividends proposed in 2013 (R$ 0.04 per share)	—	—	(55)	—	—	(55)	—	(55)
Extraordinary dividends (R$ 2.23 per share)	—	—	(2,804)	—	—	(2,804)	—	(2,804)
Statutory dividends (R$ 1.04 per share)	—	—	—	—	(1,364)	(1,364)	—	(1,364)
Interest on Equity (R$ 0.18 per share)	—	—	—	—	(230)	(230)	—	(230)
Constitution of reserves					—
Tax incentives reserve	—	—	29	—	(29)	—	—	—
Profit reserve	—	—	1,584	—	(1,584)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(70)	70	—	—	—
ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	2,594	468	—	11,281	—	11,281
Non controlling shareholder	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2014	6,294	1,925	2,594	468	—	11,281	4	11,285

Net income for the year	—	—	—	—	2,469	2,469	—	2,469
Other comprehensive income
Post retirement liabilities, net of taxes	—	—	—	(361)	—	(361)	—	(361)
Equity gain on Other comprehensive income in jointly-controlled entity	—	—	—	54	—	54	—	54

Total Comprehensive income for the year	—	—	—	(307)	2,469	2,162	—	2,162
Other changes in equity:
Reserve for obligatory dividends not distributed	—	—	797	—	—	797	—	797
Statutory dividends (R$ 0.84 per share)	—	—	—	—	(1,056)	(1,056)	—	(1,056)
Interest on Equity (R$ 0.16 per share)	—	—	—	—	(200)	(200)	—	(200)
Constitution of reserves
Tax incentives reserve	—	—	21	—	(21)	—	—	—
Profit reserve	—	—	1,251	—	(1,251)	—	—	—
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(59)	59	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	4,663	102	—	12,984	—	12,984
Non-controlling shareholder	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2015	6,294	1,925	4,663	102	—	12,984	4	12,988

	Share capital	Capital reserves	Profit reserves	Equity Valuation adjustments	Retained earnings	Total interest of the controlling shareholders	Total interest of Non- controlling shareholder	Total equity
AS OF DECEMBER 31, 2015	6,294	1,925	4,663	102	—	12,984	4	12,988

Net income for the year	—	—	—	—	334	334	—	334
Other comprehensive income
Post retirement liabilities – remesurement of obligations of the defined benefit plans, net of taxes	—	—	—	(515)	—	(515)	—	(515)
Equity gain on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	(39)	—	(39)	—	(39)
Total comprehensive income for the year	—	—	—	(554)	334	(220)	—	(220)

Other changes in equity:
Reserve for mandatory dividends not distributed	—	—	623	—	—	623	—	623
Dividends under by-laws (R$ 0.16 per share )	—	—	127	—	(204)	(77)	—	(77)
Interest on equity (R$ 0.30 per share )	—	—	(380)	—	—	(380)	—	(380)
Constitution of reserves
Tax incentive reserves	—	—	7	—	(7)	—	—	—
Retained earnings reserve	—	—	160	—	(160)	—	—	—
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(37)	37	—	—	—

ATTRIBUTED TO INTEREST OF THE CONTROLLING SHAREHOLDERS	6,294	1,925	5,200	(489)	—	12,930	—	12,930
Non-controlling shareholder	—	—	—	—	—	—	4	4

AS OF DECEMBER 31, 2016	6,294	1,925	5,200	(489)	—	12,930	4	12,934

The Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(MILLIONS OF BRAZILIAN REAIS—R$ mn)

	2016	2015	2014
CASH FLOW FROM OPERATIONS
Net income for the year	334	2,469	3,137
Expenses (revenues) not affecting cash and cash equivalents
Income and social contribution taxes	33	893	1,342
Depreciation and amortization	834	835	801
Write-offs of PP&E, Intangible assets and Investments	109	124	105
Gain on disposal of investments	(315)	—	—
Impairment of Investments	763	—	—
Equity in earnings (losses) of unconsolidated investees, net	302	(393)	(210)
Interest and monetary variation	808	818	1,384
Fair value gain (loss) on stockholding transaction	—	(729)	—
Provisions for operating losses	704	1,401	581
Net gain on indemnity of assets	—	—	(420)
Financial assets —CVA	1,455	(1,704)	(1,107)
Gain on acquisition of subsidiary	—	—	(281)
Post-retirement liabilities	447	285	311

	5,475	3,999	5,643
(Increase) / decrease in assets
Consumers and traders	(64)	(1,470)	(285)
Financial assets —CVA	341	1,529	—
Energy Development Account (CDE)	8	273	(170)
Recoverable Taxes	19	167	320
Income and social contribution tax credit	(62)	(77)	(37)
Transport of electricity	8	(5)	(5)
Escrow deposits	(28)	(67)	(305)
Dividends received from investments	683	487	683
Financial assets	(1,941)	10	6
Advance to suppliers	(120)	(131)	—
Gas	(193)	(141)	(265)
Other	105	(248)	74

	(1,244)	327	16
Increase (decrease) in liabilities
Suppliers	38	297	472
Taxes payable	38	202	54
Income and social contribution taxes payable	24	(105)	(22)
Payroll and related charges	4	26	4
Regulatory charges	92	386	11
Post-retirement liabilities	(239)	(208)	(195)
Financial instruments – Put options	(150)	—	—
Other	(167)	156	(160)

	(360)	754	164

Cash generated by operating activities	3,871	5,080	5,823
Interest paid on loans and financings	(2,369)	(1,331)	(781)
Income and Social Contribution taxes paid	(289)	(741)	(1,308)

NET CASH GENERATED BY OPERATING ACTIVITIES	1,213	3,008	3,734

	2016	2015	2014
CASH FLOWS FROM INVESTMENT ACTIVITIES
Marketable securities	1,400	(1,499)	116
Financial assets	—	(145)	(80)
Restricted cash	(367)	1	1

Investments
Acquisition of equity investees	—	(310)	(2,405)
Disposal of Investments	949	—	—
Acquisition of subsidiary – Gasmig	—	—	(465)
Capital increase in investees	(1,455)	(181)	(546)
PP&E	(120)	(126)	(122)
Intangible assets	(1,021)	(957)	(798)

NET CASH USED IN INVESTMENT ACTIVITIES	(614)	(3,217)	(4,299)

CASH FLOW IN FINANCING ACTIVITIES
Loans, financings and debentures	5,737	5,739	4,562
Payment of loans financings and debentures	(5,591)	(4,696)	(1,394)
Interest on equity and dividends	(675)	(796)	(3,918)

NET CASH FROM (USED IN) FINANCIAL ACTIVITIES	(529)	247	(750)

NET CHANGE IN CASH AND CASH EQUIVALENTS	70	38	(1,315)

STATEMENT OF CHANGES IN CASH AND CASH EQUIVALENTS
Beginning of the year	925	887	2,202
End of the year	995	925	887

NET CHANGE IN CASH AND CASH EQUIVALENTS	70	38	(1,315)

The Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE YEARS ENDED ON DECEMBER 31, 2016, 2015 AND 2014

(In Millions of Brazilian Reais—R$ mn—except where otherwise indicated)

1.	OPERATING CONTEXT

Companhia Energética de Minas Gerais (‘Cemig’, also herein ‘the Company’, ‘Parent company’ or ‘Holding company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the BM&F Bovespa (‘Bovespa’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, capital of the state of Minas Gerais. It operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, which are engaged in the activities of the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

In order to finance the capital expenditures needed to meet long-term growth objectives, CEMIG have incurred a substantial amount of debt. As of December 31, 2016, the CEMIG’s Current Liabilities exceeded Current Assets by R$3,162. As of December 31, 2016, the CEMIG total short-term and long-term loans, financing and debentures are R$4,837 and R$10,342, maturing in the first, second, third and fourth quarters of 2017, in the amounts of R$783, R$1,017, R$579 and R$2,458, respectively. Those CEMIG had positive operating cash flows in the amounts of R$1,213, R$3,007 and R$3,733 in 2016, 2015 and 2014, respectively.

CEMIG H’s substantial debt could adversely affect the business, financial condition, and results of operations. Specifically, CEMIG is subject to certain restrictions on its ability to raise funds from third parties, which might prevent it from entering into new contracts for financing of its operations, or for the re-financing of its existing obligations, including the following:

◾	The by-laws of CEMIG express the obligation for the consolidated figures of the group to maintain certain financial indicators, related to factors including debt and Capital Expenditures, within certain limits, and this could affect its operational flexibility. In the years 2015 and 2016, certain limits and financial ratios specified in the bylaws of CEMIG were exceeded, under approval by the General Meeting of Stockholders. CEMIG has obtained its stockholders to exceed these limits and financial ratios applicable for 2017.

◾	In relation to loans from outside parties: (i) as a state-controlled company, CEMIG is subject to rules and limits relating to the level of credit applicable to the public sector, including rules established by the National Monetary Council (Conselho Monetário Nacional, or CMN), and by the Brazilian Central Bank; (ii) CEMIG operates in the electricity sector, it is subject to the rules and limits established by Aneel which deal with indebtedness for companies of the electricity sector and (iii) state-controlled companies may use funds arising from transactions with commercial banks only for refinancing of financial obligations, or in transactions guaranteed by duplicate trade bills.

◾	The National Treasury Department (part of the Finance Ministry) and by the Central Bank would need to approve certain international financial transactions; this approval is usually given only if the purpose of the transaction is to finance importation of goods or to roll over external debt. These rules have the effect of placing limits on the CEMIG H’s capacity for indebtedness.

◾	CEMIG is subject to certain contractual conditions under existing debt instruments. In the event of non-compliance with an obligation under that financing contract, the CEMIG will be required to strengthen the guarantees for the financing, on penalty of early maturity of the contract. Any default event in our financial instruments might lead creditors to cause all the amounts relating to that debt to become payable immediately. Acceleration of debts might cause significant negative effects on the CEMIG H’s financial situation, and might also cause activation of cross-default clauses in other financial instruments. In the event of a default, CEMIG H’s cash flow might be insufficient to completely settle the debts, or to comply with the servicing of such debts.

◾	The credit risk rating agencies attribute a rating to Brazil, the Company and its debt securities on a Brazilian basis, and also a rating for the Company on the global basis. If ratings are downgraded due to any external factor, operational performance or high levels of debt, it may increase the cost of capital.

In order to amortize scheduled debt maturities, CEMIG will need to raise significant amounts of debt capital from a broad range of funding sources. To service CEMIG debt after meeting our capital expenditure targets, CEMIG have relied upon, and may continue to rely upon, a combination of cash flows provided by our operations, drawdowns under our available credit facilities, our cash and short-term financial investments balance and the incurrence of additional indebtedness.

CEMIG has several initiatives designed to increase liquidity through entering into new contracts for financing or for the re-financing of its existing obligations and potential divestitures of non-core assets. In 2016, CEMIG introduced a divestment program that contemplates the sale of assets for the period of 2017–2018, with the goal of improving our short-term liquidity position by increasing our cash balance and reducing indebtedness.

Although the CEMIG is significantly leveraged, it expects that the current cash balances, liquidity from its revolving credit facility, cash generated from the initiatives described above, and from operations should be sufficient to meet working capital, capital expenditure, debt service, and other cash needs for the next year. Management believes that they will be successful in their plans.

If, for any reason, CEMIG are faced with continued difficulties in accessing debt financing, this could hamper our ability to make capital expenditures in the amounts needed to maintain our current level of investments or our long-term targets and could impair our ability to timely meet our principal and interest payment obligations with our creditors, as our cash flow from operations is currently insufficient to fund such both planned capital expenditures and all of our debt service obligations. A reduction in our capital expenditure program or the sale of assets could significantly affect our results of operations.

Cemig has interests in the following subsidiaries, jointly-controlled entities and affiliated company (information in MW has not been audited by the external auditors):

Cemig Geração e Transmissão S.A. (‘Cemig GT’) is Cemig’s wholly-owned subsidiary operating in generation and transmission. It is listed, in Brazil, but not traded. Cemig GT has interests in 60 power plants, of which 56 are hydroelectric, 3 are wind power plants and one is a thermal plant, and associated transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has interests in the following jointly-controlled entities and affiliated company:

Jointly-controlled entities and affiliated company:

-	Hidrelétrica Cachoeirão S.A. (‘Cachoeirão’) (Jointly controlled): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant, located at Pocrane, in the State of Minas Gerais.

-	Baguari Energia S.A. (‘Baguari Energia’) (Jointly controlled): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), located on the Doce River in Governador Valadares, Minas Gerais State.

-	Central Eólica Praias de Parajuru S.A. (‘Parajuru’) (Jointly controlled): Production and sale of electricity from the Parajuru wind farm at Beberibe, in the State of Ceará, Northern Brazil.

-	Central Eólica Praias do Morgado S.A. (‘Morgado’) (Jointly controlled): Production and sale of electricity from the Morgado wind farm at Acaraú in Ceará, Northern Brazil.

-	Central Eólica Volta do Rio S.A. (‘Volta do Rio’) (Jointly controlled): Production and sale of electricity from at the Volta do Rio wind farm also at Acaraú, in the State of Ceará, Northern Brazil.

-	Hidroelétrica Pipoca S.A. (‘Pipoca’) (Jointly controlled): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant (Pequena Central Hidrelétrica, or PCH), on the Manhuaçu River, in the counties of Caratinga and Ipanema, in the State of Minas Gerais.

-	Madeira Energia S.A. (‘Madeira’) (Affiliated): Construction and commercial operation, through its subsidiary Santo Antônio Energia S.A., of the Santo Antônio hydroelectric plant, in the basin of the Madeira River, in the State of Rondônia.

-	Lightger S.A. (Jointly controlled): Independent power production through building and commercial operation of the Paracambi Small Hydro Plant (or PCH), on the Ribeirão das Lages river in the county of Paracambi, in the State of Rio de Janeiro.

-	Renova Energia S.A. (‘Renova’) (Jointly controlled): Listed company operating in development, construction and operation of plants generating power from renewable sources – wind power, small hydro plants (SHPs), and solar energy; sales and trading of electricity, and related activities.

-	Retiro Baixo Energética S.A. (‘RBE’) (Jointly controlled): RBE holds the concession to operate the Retiro Baixo hydroelectric plant, on the Paraopeba River, in the São Francisco river basin, in the municipalities of Curvelo and Pompeu, in Minas Gerais State. The plant has installed capacity of 83.7 MW and assured energy offtake level of 38.5MW average.

-	Aliança Norte Energia Participações S.A. (‘Aliança Norte’) (Jointly controlled): A special-purpose company (SPC) created by Cemig GT (49.9% ownership) and Vale S.A. (50.1% ownership), for acquisition of an interest of 9% in Norte Energia S.A. (‘Nesa’), the company holding the concession for the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. The first turbine of Belo Monte Plant started operating on April 20, 2016 and the second turbine began operating on July 16, 2016. There are more details on this in Note 15.

-	Aliança Geração de Energia S.A. (‘Aliança’) (Jointly controlled): Unlisted corporation created by Cemig GT and Vale S.A. to become a platform for consolidation of generation assets held by the two parties in generation consortia, and investments in future generation projects. The two parties subscribed their shares in the company by transfer of their interests in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. With these assets the company has installed hydroelectric generation capacity in operation of 1,158 MW (physical offtake guarantee 652 MW average), and other generation projects. Vale and Cemig GT respectively hold 55% and 45% of the total capital.

-	Cemig Geração Três Marias S.A.: A corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public service concession holder, by commercial operation of the Três Marias Hydroelectric Plant, and sale and trading of electricity in the Free Market. It has installed capacity of 396 MW, and guaranteed offtake level (‘Assured energy’) of 239 MW average.

-	Cemig Geração Salto Grande S.A.: A corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Salto Grande Hydroelectric Plant, and trading in electricity in the Free Market. This company has installed generation capacity of 102 MW, and average offtake guarantee of 75 MW.

-	Cemig Geração Camargos S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Camargos Hydroelectric Plant, and trading in electricity in the Free Market. Has installed generation capacity of 46 MW, and average offtake guarantee of 21 MW.

-	Cemig Geração Itutinga S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Itutinga Hydroelectric Plant, and trading in electricity in the Free Market. Has installed generation capacity of 52 MW, and average offtake guarantee of 28 MW.

-	Cemig Geração Leste S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by operation of the Dona Rita, Sinceridade, Neblina, Ervália, Tronqueiras and Peti Small Hydroelectric Plants (PCHs), and trading in electricity in the Free Market. Installed generation capacity is 35.16 MW; average offtake guarantee is 18.64 MW.

-	Cemig Geração Oeste S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Gafanhoto, Cajuru and Martins Small Hydroelectric Plants, and trading in electricity in the Free Market. Installed generation capacity is 28.90 MW, and average offtake guarantee 11.21 MW.

-	Cemig Geração Sul S.A.: Corporation wholly owned by Cemig GT. Its objects are production and sale of electricity as public concession holder, by commercial operation of the Coronel Domiciano, Marmelos, Joasal, Paciência and Piau Small Hydroelectric Plants and trading in electricity in the Free Market. Installed generation capacity is 39.53 MW; average offtake guarantee is 27.42 MW.

Subsidiaries and jointly-controlled entities at development stage:

-	Guanhães Energia S.A. (‘Guanhães Energia’) (Jointly controlled): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants (PCHs): Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Fortuna II, in the county of Virginópolis, in Minas Gerais. Construction works are 97% completed, and start of commercial generation is scheduled for April 2017.

-	Cemig Baguari Energia S.A. (‘Cemig Baguari’) (Subsidiary) – Production and sale of electricity as an independent power producer in future projects.

-	Amazônia Energia Participações S.A. (‘Amazônia Energia’) (Jointly controlled) – Unlisted company whose object is to hold and manage equity interest in Norte Energia S.A. (Nesa), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. It is jointly controlled by Light S.A. (25.5%) and Cemig (74.5%). Amazônia Energia owns 9.77% of the share capital of Nesa. The first turbine of the Belo Monte Plant started operating on April 20, 2016 and the second turbine began operating on July 16, 2016. There are more details in Note 15.

Cemig Distribuição S.A. (‘Cemig D’ or ‘Cemig Distribution’) (Subsidiary): Wholly-owned subsidiary, listed but not traded; distributes electricity through networks and distribution lines to practically the whole of the Brazilian State of Minas Gerais.

Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) (Jointly controlled): Construction, operation and maintenance of electricity transmission facilities in 17 states of Brazil through direct and indirect equity interests in investees.

Light S.A. (‘Light’) (Jointly controlled): Holds direct or indirect interests in other companies and directly or indirectly operates electricity services, including generation, transmission, trading or distribution, and other related services. Light S.A. has the following subsidiaries and jointly-controlled entities:

-	Light Serviços de Eletricidade S.A. (‘Light Sesa’) (Subsidiary) – A listed company operating primarily in electricity distribution, in various municipalities of Rio de Janeiro State.

-	Light Energia S.A. (Subsidiary) – Plans, builds and operate electricity generation, transmission and sales/trading systems and related services. Owns equity interests in two wind power companies – Central Eólica São Judas Tadeu Ltda. and Central Eólica Fontainha Ltda – and in Guanhães Energia S.A. and Renova Energia S.A.

-	Light Esco Prestação de Serviços Ltda. (‘Light Esco’) (Subsidiary) – Purchase, sale, importation and exportation of electricity and consultancy services in the electricity sector. Light Esco has an interest in EBL Companhia de Eficiência Energética S.A.

-	Itaocara Energia Ltda. (Subsidiary) – Company and pre-operational phase: principal activity will be construction and operation of generation plants. It is a member of the Itaocara Hydro Plant Consortium for commercial operation of the Itaocara Hydroelectric Plant (51%). Cemig GT owns 49%. There are more details in Note 14.

-	Lightger S.A. (Jointly controlled) – Described in the list of jointly controlled entities of Cemig GT, above.

-	Light Soluções em Eletricidade Ltda. (Subsidiary): Its main objects are provision of service to low-voltage clients including assembly, overhaul and maintenance of installations in general.

-	Instituto Light para o Desenvolvimento Urbano e Social (Light Institute) (Subsidiary): Participation in social and cultural projects, and interest in economic and social development of cities.

-	Lightcom Comercializadora de Energia S.A. (Subsidiary): Purchase, sale, importation and exportation of electricity, and general consultancy, in the free and regulated electricity markets.

-	Axxiom Soluções Tecnológicas S.A. (Jointly controlled): Unlisted company, providing technology and systems solutions for operational management of public service concession holders, including companies in electricity, gas, water, sewerage, and other utilities. Jointly owned by Light (51%) and Cemig (49%).

-	Amazônia Energia Participações S.A. (Jointly controlled) – Described in the list of equity interests of Cemig GT above.

-	Renova Energia S.A. (Jointly controlled) – Described in the list of equity interests of Cemig GT above.

Sá Carvalho S.A. (Subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

Usina Térmica Ipatinga S.A. (‘Ipatinga’) (Subsidiary) – Currently without operational activity.

Companhia de Gás de Minas Gerais (‘Gasmig’) (Subsidiary): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through a concession for distribution of gas in the State of Minas Gerais.

Cemig Telecomunicações S.A. (‘CemigTelecom’ – previously named Empresa de Infovias S.A.)(Subsidiary): Provision and commercial operation of a specialized telecommunications service through an integrated multi-service network of fiber optic cables, coaxial cables, and electronic and associated equipment. CemigTelecom owns 19.6% of Ativas Data Center (‘Ativas’) (a jointly controlled entity), which operates primarily in supply of IT and communications infrastructure services, including physical hosting and related services for medium-sized and large corporations.

Efficientia S.A. (Subsidiary): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects; and services of operation and maintenance in energy supply facilities.

Horizontes Energia S.A. (Subsidiary): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho hydro power plants in the State of Santa Catarina.

Cemig Comercializadora de Energia Incentivada S.A. (‘CCEI’ – previously named Central Termelétrica de Cogeração S.A.) (Subsidiary) – Production and sale of electricity as an independent power producer, in future projects.

Rosal Energia S.A. (Subsidiary): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo.

Empresa de Serviços e Comercialização de Energia Elétrica S.A. (‘ESCE’ – previously named Central Hidrelétrica Pai Joaquim S.A.) (Subsidiary): Production and sale of electricity as an independent power producer, in future projects.

Cemig PCH S.A. (Subsidiary): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

Cemig Capim Branco Energia S.A. (Capim Branco) (Subsidiary): Production and sale of electricity as an independent producer, through the Amador Aguiar I and Amador Aguiar II hydroelectric power plants, built through a consortium with private-sector partners. This company was merged with and into Cemig GT in 2015.

UTE Barreiro S.A. (Subsidiary): Production and sale of thermally generated electricity, as an independent producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the State of Minas Gerais.

Cemig Trading S.A. (Subsidiary): Sale and intermediation of business transactions related to energy.

Companhia Transleste de Transmissão (Jointly controlled): Operation of the transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

Companhia Transudeste de Transmissão (Jointly controlled): Construction, operation and maintenance of national grid transmission facilities of the Itutinga–Juiz de Fora transmission line.

Companhia Transirapé de Transmissão (Jointly controlled): Construction, operation and maintenance of the Irapé–Araçuaí transmission line.

Axxiom Soluções Tecnológicas S.A. (Jointly controlled): Described in the investees of Light, above.

Transchile Charrúa Transmisión S.A. (Jointly controlled): Construction, operation and maintenance of the Charrúa-Nueva Temuco transmission line, and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. In 2016 Cemig sold the whole of its interest in Transchile to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A.

Companhia de Transmissão Centroeste de Minas (Jointly controlled): Construction, operation and maintenance of the Furnas-Pimenta transmission line – part of the national grid.

Participações em Ativos de Energia Elétrica (‘Parati’) (Jointly controlled): Holding company owning interests, through shares or share units, in other companies, Brazilian or foreign, in any business activity. Parati holds an equity interest of 26.03% in Light. Parati was closed down in 2016, following its reverse absorption by RME and Lepsa, with 50% Cemig ownership in each of these two companies.

Where Cemig exercises joint control it does so through shareholders’ agreements with the other shareholders of the investee company.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (IASB).

Management certifies that all the material information in the financial statements, and only that information, is being presented, and that it corresponds to the information used by Management in its administration of the company.

On May 16, 2017, the Company’s Audit Board authorized filing of the Financial Statements for the year ended December 31, 2016.

2.2	Bases of measurement

The consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recorded in the Statement of financial position:

◾	Non-derivative financial assets measured at fair value through profit or loss.

◾	Financial assets held for trading measured at fair value.

◾	Financial assets of the Concession measured by the New Replacement Value (VNR), equivalent to fair value.

2.3	Functional currency and currency of presentation

These consolidated financial statements are presented in Reais, which is the Company’s presentation and functional currency. All the financial information is presented in millions of Reais, except where otherwise indicated.

2.4	Use of estimates and judgments

The preparation of the consolidated financial statements, under IFRS, requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported in assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are revised continually, using as a reference both historical experience and also any significant changes of scenario that could affect the equity situation of the company or its results in the applicable items. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The principal estimates related to the financial statements refer to recording of effects arising from:

◾	Allowance for doubtful accounts – see Note 8;

◾	Deferred income and social contribution taxes – see Note 10;

◾	Financial assets of the concession – see Note 14;

◾	Investments – See Note 15.

◾	Property, plant and equipment – Note 16.

◾	Intangible assets – see Note 17;

◾	Depreciation – see Note 16;

◾	Amortization – see Note 17;

◾	Employee post-retirement liabilities – see Note 22;

◾	Provisions – see Note 23;

◾	Unbilled electricity supplied – see Note 25; and

◾	Fair value measurement and Derivatives instruments – see Note 30.

2.5	Rules, interpretations and changes that came into force on January 1, 2016

The following rules and changes of rules came into effect during 2016

The Changes to IFRS 7 provide additional orientations to clarify whether a service contract constitutes continuous involvement in an asset transferred, for the purposes of the necessary disclosures in relation to the transferred assets.

The changes to IAS 19 clarify that the rate used to discount obligations for post-retirement benefit should be determined based on AA corporate bond yields at the end of the reporting period.

The changes to IFRS 5 introduce specific orientations in relation to when an entity reclassifies an asset (or group of assets held for sale) from ‘held for sale’ to ‘held for distribution to holders’ (or vice-versa).

Changes to IAS 16 and IAS 38 – Clarification of the acceptable methods for depreciation and amortization.

Changes to IAS 1 – Disclosure Initiative – These offer orientations on application of the concept of materiality in practice.

Changes to IFRS 10, IFRS 12 and IAS 28 – Investment entities: Applying exception from consolidation – These clarify that exemption from preparing consolidated financial statements is applicable to a controlling entity that is the subsidiary of an investment entity, even if the investment entity values all its subsidiaries at fair value under IFRS 10.

Changes to IFRS 11 – Joint Arrangements – provides instructions on accounting for the acquisition of a ‘business combination’ as defined by IFRS 3 – Business Combinations.

The application of these changes had no significant impact on the disclosures or the amounts recognized in the financial statements of Cemig.

2.6	New and revised rules and interpretations already issued and not yet adopted, with possible impacts for the Company

In effect for annual periods starting on or after January 1, 2017:

◾	Changes to IAS 12 – Recognition of deferred tax assets for non-realized losses.

◾	Disclosure Initiative (Changes to IAS 7) – Alters IAS 7 – Statement of Cash Flows, to clarify that entities should supply disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Applicable to annual periods starting on or after January 1, 2017

In effect for annual periods starting on or after January 1, 2018:

◾	Changes to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Deals with situations that involve sale or contribution of assets between an investor and its associate or joint venture.

◾	IFRS 9 – Financial instruments – Establishes that all the financial assets recognized that are within the scope of IAS 39 must be subsequently measured at amortized cost or fair value. In relation to the impairment of financial assets, IFRS 9 requires use of a forward-looking ‘expected loss’ impairment model, in contrast to the model of actual impairment stated in IAS 39.

◾	IFRS 15 – Revenue from Contracts with Customers: Issued in May 2014, IFRS 15 established a simple and clear model for companies to use in accounting for revenue arising from contracts with clients. When it comes into effect, it will replace the present orientations on recognition of revenue contained in IAS 18 – Revenues, IAS 11 – Construction Contracts and the related interpretations.

In effect for annual periods starting on or after January 1, 2019:

◾	IFRS 16 – Leases – With this new rule, lessors will have to recognize the liability for future payments and the right to use of the leased asset for practically all leasing contracts, including those currently classified as operational leasing contracts.

The Company is still evaluating the effects of application of these new rules, and changes to existing rules, on the amounts and disclosures presented in the financial statements.

2.7	Principal accounting policies

The accounting policies described in detail below have been applied consistently to all the periods presented in these consolidated financial statements, in accordance with the rules and regulations described in item 2.1 – Statement of compliance.

The accounting policies relating to the Company’s present operations that require judgment and the use of specific valuation criteria are the following:

a)	Financial instruments

Financial liabilities relating to put options – The options to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’) and the options to sell shares in RME and Lepsa (‘the Parati PUT’) were valued at fair value using the Black-Scholes-Merton (BSM) method. Both the options were calculated using the discounted cash flow method: for the SAAG Put option, up to the third quarter of 2016; and for the Parati Put option, up to the first quarter of 2016. The method used was changed, in the fourth and second quarters, respectively, to the BSM model. The Company calculated the fair value of these options having as a reference their respective prices obtained by the BSM model, valued on the closing date of the financial statements for the 2016 business year.

Share capital: The rights to minimum dividends as established for the preferred shares are described in Note 24 to the financial statements.

Financial instruments available for sale: As from December 31, 2012, assets in this category include the financial assets of the transmission and distribution concession that were covered by Law 12783 (of January 11, 2013). They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of these financial statements. The Company recognizes a financial asset resulting from a concession contract when it has an unconditional contractual right to receive cash or another financial asset from, or under the direction of, the Concession-granting power for the services of construction or improvement provided.

Loans and receivables – The category includes: Cash equivalents; Consumers and traders; Power transport concession holders; Financial assets of the concession not covered by Law 12783; the CVA Account (for compensation of changes in Portion A costs) and Other financial components of tariff adjustments; Escrow deposits; and Traders – ‘Free Energy’ transactions.

Cash and cash equivalents includes: Balances of cash; Bank deposits; and cash investments with original maturity of three months or less from the date of contracting, which are subject to an insignificant risk of change in value. Cash and cash equivalents are maintained for the purpose of meeting cash commitments in the short term and not for investment or other purposes.

b)	Consumers and traders; Power transport concession holders; and Traders – transactions in ‘Free Energy’

Accounts receivable from Consumers and traders, and from power transport concession holders, are initially recorded at value, whether already invoiced or not, and measured by amortized cost. They include any direct taxes for which the company has the tax responsibility, less taxes withheld at source, which are considered to be tax credits.

The provision for doubtful receivables, for low and medium voltage consumers, is recorded based on estimates by Management, in an amount sufficient to cover probable losses. The principal criteria set by the company are: (i) For consumers with significant balances, the balance receivable is analyzed in the light of the history of the debt, negotiations in progress, and real guarantees. (ii) For other consumers, the following are provisioned: Debts from residential consumers more than 90 days past due; debts from commercial consumers more than 180 days past due; and debts more than 360 days past due from other consumers. These criteria are the same as those established by Aneel.

For large consumers an individual analysis is made of the debtors and of the actions in progress for receipt of the credits.

c)	Investments

The Company’s investments include the intangible concession assets identified on acquisitions, net of any accumulated losses by impairment.

d)	Assets linked to the concessions

Electricity distribution activity: The portion of the assets of the concession that will be totally amortized during the concession period is recorded as intangible and is completely amortized during the concession agreement period.

The amortization reflects the pattern of consumption of the rights acquired. It is calculated on the balance of the assets linked to the concession, by the straight-line method, based on the application of the rates set by Aneel for the electricity distribution activity.

The Company calculates the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset because it is an unconditional right to receive cash or other financial asset directly from the grantor.

Company has measured the parcel of the assets that will be completely amortized by the end of the concession, assuming extension of its concession agreement for a further 30 years, as described in more detail in Note 4.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When the assets start operation they are split into financial assets and intangible assets, according to the criterion mentioned in the previous paragraphs: The portion of the assets that is recorded in financial assets is valued based on the new replacement cost, having as a reference the amounts homologated by Aneel for the Asset Base for Remuneration in the processes of tariff review.

When an asset is replaced, the net book value of the asset is written down as an expense in the Statement of income.

Transmission activity: For the new transmission concessions, granted after the year 2000, the costs related to construction of the infrastructure are recorded in the Statement of income as and when they are calculated, and a Construction Revenue is recorded based on the stage of conclusion of the assets, including the taxes applicable to the revenue and any profit margin.

Since the transmission contracts determine that the concession holders have an unconditional right to receive cash or another financial asset directly from, or in the name of, the Concession-granting power, for the new transmission concessions the Company records a financial asset, during the period of construction of lines, the transmission revenue to be received during the whole period of the concession, at fair value.

Of the invoiced amounts of Permitted Annual Revenue (RAP), the portion relating to the fair value of the operation and maintenance of the assets is recorded as revenue in the Statement of income, and the portion relating to the construction revenue, originally recorded at the time of the formation of the assets, is used to recover the financial assets.

Additional expenditures incurred for purposes of capital expansion and improvements to the transmission assets generate additional cash flow, and hence this new cash flow is capitalized into the financial asset balance.

In counterpart to acceptance of the terms of renewal of the old transmission concessions, as described in more detail in Note 4, the greater part of the transmission assets of the old concessions will be the subject of indemnity by the Concession-granting power, having already been written off on December 31, 2012, and an item in Accounts receivable having been posted corresponding to the estimated indemnity to be received.

Gas distribution activity: The portion of the assets of the concession that will be amortized in full during the concession is recorded as an Intangible asset and fully amortized over the period of the concession contract.

The amortization is calculated on the balance of the assets linked to the concession by the straight line method, applying amortization rates that reflect the estimated useful life of the assets.

The Company calculates the value of the assets which will not be fully amortized by the end of the concession agreement period, and reports this amount as a financial asset, because it is an unconditional right to receive cash or other financial asset directly from the grantor.

New assets are recorded initially in Intangible assets, valued at acquisition cost, including capitalized borrowing costs. When they start operation they are divided into a financial asset and an intangible asset, in accordance with a criterion mentioned in the previous paragraphs. When an asset is replaced, the net book value of the asset is written down as an expense in the Statement of income.

e)	Intangible assets

Intangible assets comprise assets relating to: service concession contracts, and software. These are measured at total acquisition cost, less expenses of amortization.

Interest and other financing charges incurred on financings linked to works in progress are appropriated to Intangible assets in progress, and Consortia, during the period of construction.

For borrowings raised for the construction of a specific PP&E asset, the Company allocates all of the financial costs related to the borrowings directly to the respective assets being financed. For other borrowings raised that are not linked directly to a specific PP&E asset, a weighted average rate is established for the capitalization of the costs of those loans.

For intangible assets linked to the concession, the accounting practices described in the item ‘Assets linked to the concession’ above are applied.

f)	Property, plant and equipment

Depreciation and amortization: These are calculated on the balance of property, plant and equipment in service and investments in consortia, on a straight-line basis, using the rates determined by Aneel for the assets related to electricity activities, which reflect the estimated useful life of the assets.

The depreciation rates applied to the Company’s property, plant and equipment assets are shown in Note 16 to the financial statements.

Assets not fully depreciated by the end of the concession will be reverted to the Concession-granting power and this non-depreciated portion will be indemnified.

Interest and other financing charges incurred on financings linked to works in progress are appropriated to PP&E assets in progress, and Consortia, during the period of construction.

For borrowings raised for the construction of a specific PP&E asset, the Company capitalizes all of the financial costs related to the borrowings directly to the respective assets being financed. For other borrowings raised that are not linked directly to a specific PP&E asset, a weighted average rate is established for the capitalization of the costs of those loans.

The residual value is the balance remaining of the asset at the end of the concession, thus, as established in a contract signed between the Company and the federal government, at the end of the concession the assets will be reverted to the federal government which, in turn, will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity at the end of the concession, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession period. See more details in Note 14.

g)	Impairment

In assessing impairment, the Company uses historic trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

h)	Benefits to employees

For the Company’s retirement benefit pension plan obligations, the liability recorded in the statement of financial position is the greater of: (a) the debt agreed upon with the foundation for amortization of the actuarial obligations, and (b) the present value of the actuarial obligation, as calculated by a qualified actuary, less the fair value of the plan’s assets, and adjusted for unrecognized actuarial gains and losses. In the business years presented, the expenses related to the debt agreed upon with the pension fund were registered in Financial revenue (expenses), because they represent interest and monetary updating. The other expenses on the pension fund were recorded as operational expenses.

Short-term benefits to employees: Employees’ profit shares specified in the Company’s by-laws are accrued for in accordance with the collective agreement established with the employee unions and recorded in Employees’ and managers’ profit shares in the Statement of income.

i)	Income and Social Contribution taxes

Deferred income tax and Social Contribution tax assets are reviewed at each financial position date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

j)	Operational revenue

In general, for the Company’s business in the electricity, gas, telecommunications and other sectors, revenues are recognized when there is persuasive evidence of agreements, when delivery of merchandise takes place or when the services are provided, the prices are fixed or determinable, and receipt is reasonably assured, independently of whether the money has actually been received.

Revenues from sale of electricity are recorded based on the electricity delivered and the tariffs specified in the terms of the contract or in effect in the market. Revenues from retail supply of electricity to final consumers are recorded when the delivery has taken place. The billing is carried out monthly. Unbilled retail supply of electricity, from the period between the last billing and the end of each month, is estimated based on the billing from the previous month and is accrued for at the end of the month. The differences between the estimated amounts accrued and the actual revenues realized are recorded in the following month.

Revenue from the supply of electricity to the Brazilian grid system is recorded when the delivery has taken place and is invoiced to consumers on a monthly basis, in accordance with the payment schedules specified in the concession agreement.

For the older transmission concessions, granted before 2000, the fair value of the operation and maintenance of the transmission lines and the remuneration of the financial asset are recorded as revenue in the Statement of income for each period.

The services provided include charges for connection and other related services; the revenues are accounted when the services are provided.

The ‘Portion A’ revenue and the Other financial items related to tariff adjustments are recognized in the statement of income when the costs effectively incurred are different from those incorporated into the electricity distribution tariff. For more details, see Note 14.

The gain on adjustment of expectation of cash flow from the indemnifiable financial asset of the distribution concession arising from the variation in the fair value of the Remuneration Asset Base is presented as operational revenue, together with the other revenues related to the Company’s end-activity.

k)	Financial revenue and expenses

Financial revenue includes interest income on funds invested, fee income for consumer payments made late, interest income on financial assets of the concession, and interest income on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Financial expenses include: interest expense on borrowings; and foreign exchange and monetary variation on borrowing cost of debt, financings and debentures. Interest expense on the Company’s borrowings that is not capitalized is recognized in the Statement of income using the effective interest method.

l)	Segment reporting

The operating results of all operating segments for which discrete financial information is available are reviewed regularly by the Company’s CEO, to make decisions about resources to be allocated to the segment, and to assess its performance.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters) and head office expenses.

Segment capital expenditure is the total cost incurred during the year to acquire: the Financial assets of the concession; Property, plant and equipment; and Intangible assets other than Goodwill.

m)	Determination of the adjustment to present value

The Company has applied adjustment to present value to certain concession contracts held for consideration, and also to the balance of debentures issued by the Company. Discount rates were used that are compatible with the cost of funding in transactions with the same maturity on the date of the transactions. These rates are: 12.50% for the small hydro plants and 5.10% for the conventional hydroelectric plants.

2.8	Restatement of the Income Statement for the years ended December 31, 2015 and 2014

The Company, in order to more adequately present its financial and operational performance, concluded that the adjustment related to the expectation of cash flow from the indemnifiable financial asset of the distribution concession should be presented as an operating revenue, instead of financial revenue, under net financial revenue (expenses), as originally presented, in order to be presented together with the other revenues related to its core business. This classification results in a more adequate presentation of the energy distribution business performance and provides a better presentation of the company’s performance.

This conclusion is based in the following facts:

i.	Investing in infrastructure is an inherent activity of the energy distribution business, which business model is supported by the construction, maintenance and operation of this infrastructure;

ii.	Part of the energy distribution industry, as well as the energy transmission industry, already adopts this classification, hence the Company will be increasing the comparability of its financial statements with others;

iii.	As a result of the inflation increase in the past years faced by the country, which directly impacted the increase in the financial asset of the concession, impacted the importance of this revenue in the income statement.

In accordance with the requirements of IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors, the Company changed the accounting policy previously adopted to an accounting policy that better presents its business performance (as described in the above mentioned topics). Therefore, the corresponding figures in the financial statements relating to the consolidated income statement for the year ended December 31, 2015 and 2014, presented for purposes of comparison, were retrospectively reclassified and are being restated for purposes of comparison. The reclassification does not change the total consolidated assets, consolidated equity, net income, statements of comprehensive income and cash flow.

The consolidated income statement for the year ended December 31, 2015, presented for purposes of comparison, is as follows:

	2015	Ajustment	2015 Restated
NET REVENUE	21,292	576	21,868
OPERATING COSTS
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(9,542)	—	(9,542)
Charges for use of the national grid	(999)	—	(999)
Gas bought for resale	(1,051)	—	(1,051)

	(11,592)	—	(11,592)
OTHER COSTS
Personnel and managers	(1,143)	—	(1,143)
Materials	(126)	—	(126)
Outsourced services	(740)	—	(740)
Depreciation and amortization	(811)	—	(811)
Operating provisions	(23)	—	(23)
Infrastructure construction cost	(1,252)	—	(1,252)
Other	(96)	—	(96)

	(4,191)	—	(4,191)
TOTAL COST	(15,783)	—	(15,783)
GROSS PROFIT	5,509	576	6,085
OPERATING EXPENSES
Selling expenses	(175)	—	(175)
General and administrative expenses	(674)	—	(674)
Operating provisions	(1,203)	—	(1,203)
Other operating expenses	(482)	30	(452)

	(2,534)	30	(2,504)
Equity method gains in non-consolidated investees	393	—	393
Fair value results in Corporate Operation	729	—	729
Income before Financial income (expenses) and taxes	4,097	606	4,703
Financial revenues	1,469	(606)	863
Financial expenses	(2,204)	—	(2,204)

Income before income tax and social contribution tax	3,362	—	3,362
Current income tax and Social Contribution tax	(881)	—	(881)
Deferred income tax and Social Contribution tax	(12)	—	(12)

NET INCOME FOR THE YEAR	2,469	—	2,469

Total of net income for the year attributed to:
Interest of the controlling shareholders	2,469	—	2,469
Interest of non-controlling shareholder	—	—	—

	2,469	—	2,469

Basic and diluted income per preferred share	1.96	—	1.96
Basic and diluted income per common share	1.96	—	1.96

The consolidated income statement for the year ended December 31, 2014, presented for purposes of comparison, is as follows:

	2014	Ajustment	2014 Restated
NET REVENUE	19,540	55	19,595
OPERATING COSTS
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(7,428)	—	(7,428)
Charges for the use of the national grid	(744)	—	(744)
Gas purchased for resale	(254)	—	(254)

	(8,426)	—	(8,426)
OTHER COSTS
Personnel and managers	(999)	—	(999)
Materials	(340)	—	(340)
Outsourced services	(736)	—	(736)
Depreciation and amortization	(779)	—	(779)
Operating provisions	(262)	—	(262)
Infrastructure construction cost	(942)	—	(942)
Other	(318)	—	(318)

	(4,376)	—	(4,376)
TOTAL COST	(12,802)	—	(12,802)
GROSS PROFIT	6,738	55	6,793
OPERATING EXPENSES
Selling expenses	(128)	—	(128)
General and administrative expenses	(654)	—	(654)
Operating provisions	(190)	—	(190)
Other operating expenses	(677)	3	(674)
	(1,649)	3	(1,646)
Equity in earnings of unconsolidated investees, net	210	—	210
Gain on acquisition of control of investee	281	—	281
Income before Financial income (expenses) and taxes	5,580	58	5,638
Financial revenues	593	(58)	535
Financial expenses	(1,694)	—	(1,694)

Income before income tax and social contribution tax	4,479	—	4,479
Current income and social contribution taxes	(1,259)	—	(1,259)
Deferred income and social contribution taxes	(83)	—	(83)

NET INCOME FOR THE YEAR	3,137	—	3,137

3.	PRINCIPLES OF CONSOLIDATION

The financial statements date of the subsidiaries and jointly-controlled entities, used for the purposes of calculation of consolidation and equity in earnings of unconsolidated investees coincide with those of the Company.

The Company uses the criteria of full consolidation for the following companies which are direct equity investments of Cemig:

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
	Direct interest %	Direct interest %	Direct interest %
Cemig Geração e Transmissão	100.00	100.00	100.00
Cemig Distribuição	100.00	100.00	100.00
Gasmig	99.57	99.57	99.57
CemigTelecom	100.00	100.00	100.00
Rosal Energia	100.00	100.00	100.00
Sá Carvalho	100.00	100.00	100.00
Horizontes Energia	100.00	100.00	100.00
Usina Térmica Ipatinga	100.00	100.00	100.00
Cemig PCH	100.00	100.00	100.00
Cemig Capim Branco Energia	—	—	100.00
Cemig Trading	100.00	100.00	100.00
Efficientia	100.00	100.00	100.00
Cemig Comercializadora de Energia Incentivada	100.00	100.00	100.00
UTE Barreiro (Barreiro Thermal Plant)	100.00	100.00	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	100.00	100.00	100.00

a)	Subsidiaries and jointly-controlled entities

The financial statements of subsidiaries are included in the consolidated financial statements as from the date on which the control starts until the date on which the control ceases to exist. The assets, liabilities and profit (loss) of the subsidiaries were consolidated using full consolidation. The accounting policies of the subsidiaries and jointly-controlled entities are aligned with the policies adopted by the Company. The financial information of the jointly-controlled entities is recognized by the equity method of accounting.

b)	Consortia

The assets, liabilities, and profits (losses) of a consortium are recorded in accordance with the percentage interest held in the consortium, since these investments are considered to be ‘joint operations’ in accordance with the requirements of IFRS11.

c)	Transactions eliminated in consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with investee companies recorded by the equity method are eliminated against the investment in proportion to the Company’s equity interests in the investee. Unrealized losses are eliminated in the same way as unrealized gains are eliminated, but only up to the point at which there is no evidence of impairment.

The financial statements of Transchile, for the purposes of calculations by the equity method, are converted from US dollars (the functional currency of Transchile) to Reais based on the exchange rate at last quoted day of the year, since Cemig’s functional currency is the Real. Foreign currency differences are recognized in Other comprehensive income and presented in equity up to the date of the sale of the interest in Transchile. After conclusion of the sale, the amount recognized in Other comprehensive income, in Equity, was transferred in full to the Income statement. In 2016, the whole of Cemig’s interest in Transchile was sold to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A. For fuller details please see Note 15.

The consolidated financial statements include the balances and transactions of the investment funds in which the Company and its subsidiaries and jointly-held subsidies are the sole unit holders. These funds comprise public securities, private securities and debentures of companies which have low risk classification, ensuring high liquidity.

These investment funds, the financial statements of which are regularly reviewed/audited, are subject to limited obligations, namely payment for services provided by the administrators of the assets, attributed to the operation of the investments, such as charges for custody, auditing and other expenses, and there are no significant financial obligations, nor are there assets of the unit holders to guarantee those obligations.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions and authorizations, from the National Electricity Agency, Aneel:

	Location	Date of concession or authorization	Expiration date
GENERATION
Hydroelectric plants
São Simão (1)	Rio Paranaíba	01/1965	01/2015
Emborcação	Rio Paranaíba	07/1975	07/2025
Nova Ponte	Rio Araguari	07/1975	07/2025
Jaguara (1)	Rio Grande	08/1963	08/2013
Miranda (1)	Rio Araguari	12/1986	12/2016
Três Marias	Rio São Francisco	01/2015	01/2045
Volta Grande	Rio Grande	02/1967	02/2017
Irapé	Rio Jequitinhonha	01/1999	02/2035
Salto Grande	Rio Santo Antônio	01/2015	01/2045
Queimado	Rio Preto	11/1997	01/2033
Itutinga	Rio Grande	01/2015	01/2045
Camargos	Rio Grande	01/2015	01/2045
Piau	Rio Piau / Pinho	01/2015	01/2045
Gafanhoto	Rio Pará	01/2015	01/2045
Cachoeirão SHP	Rio Manhuaçu	07/2000	07/2030
Santo Antônio	Madeira	06/2008	06/2043
Baguari	Rio Doce	08/2006	08/2041
Pipoca SHP	Rio Manhuaçu	09/2001	09/2031
Other	Various	Various	Various

Wind farms (2)
Morro do Camelinho	Gouveia – Minas Gerais	03/2000	01/2017
Praias do Parajuru	Beberibe – Ceará	09/2002	08/2029
Volta do Rio	Acaraú – Ceará	12/2001	08/2034
Praia de Morgado	Acaraú – Ceará	12/2001	08/2034

Thermal plants
Igarapé	Juatuba – Minas Gerais	01/2001	08/2024
Barreiro	Belo Horizonte, Minas Gerais	02/2002	04/2023

TRANSMISSION
National grid	Minas Gerais	07/1997	07/2015
Itajubá Substation	Minas Gerais	10/2000	10/2030

DISTRIBUTION	Minas Gerais	01/2016	12/2045

(1)	The extension of the concession specified in the concession contract is not included in these figures. See details in this Note.
(2)	Permission to operate the activity of wind power generation is given by means of authorizations.

Generation concessions

In the generation business, the Company sells electricity: (1) through auctions to distributors to meet the demands of their captive markets; and (2) to Free Consumers in the Free Market (Ambiente de Contratação Livre, or ACL). In the Free Market, electricity is traded by generation concession holders, Small Hydro Plants (SHPs), self-producers, traders, and importers of electricity.

Free Consumers are those that have demand of more than 3MW at a voltage of 69kV or higher, or at any voltage if their supply began after July 1995.

A consumer that has opted for the Free Market may return to the regulated system only if it gives its distributor five years’ prior notice. The purpose of this period of notice is to ensure that if necessary the distributor will be able to buy additional electricity to supply the re-entry of Free Consumers into the Regulated Market. The state-controlled generators can sell electricity to Free Consumers but, unlike the private generators they are obligated to do so through an auction process.

Auctions of electricity generation concessions

In November 2015, Cemig GT took part in Auction 12/2015 and won the concessions for Lot D. This was for 18 plants – shown below – for five of which the concession had been previously held by Furnas S.A.:

Generating plant	Concession expiry date	Installed capacity (MW)	Average physical offtake guarantee level (‘Assured Energy’) – MW
Três Marias Hydroelectric Plant	Jan. 2045	396.00	239.00
Salto Grande Hydroelectric Plant	Jan. 2045	102.00	75.00
Itutinga Hydroelectric Plant	Jan. 2045	52.00	28.00
Camargos Hydroelectric Plant	Jan. 2045	46.00	21.00
Piau Small Hydroelectric Plant	Jan. 2045	18.01	13.53
Gafanhoto Small Hydroelectric Plant	Jan. 2045	14.00	6.68
Peti Small Hydroelectric Plant	Jan. 2045	9.40	6.18
Tronqueiras Small Hydroelectric Plant	Jan. 2045	8.50	3.39
Joasal Small Hydroelectric Plant	Jan. 2045	8.40	5.20
Martins Small Hydroelectric Plant	Jan. 2045	7.70	1.84
Cajuru Small Hydroelectric Plant	Jan. 2045	7.20	2.69
Paciência Small Hydroelectric Plant	Jan. 2045	4.08	2.36
Marmelos Small Hydroelectric Plant	Jan. 2045	4.00	2.74
Coronel Domiciano Small Hydroelectric Plant (1)	Jan. 2045	5.04	3.59
Dona Rita Small Hydroelectric Plant (1)	Jan. 2045	2.41	1.03
Ervália Small Hydroelectric Plant (1)	Jan. 2045	6.97	3.03
Neblina Small Hydroelectric Plant (1)	Jan. 2045	6.47	4.66
Sinceridade Small Hydroelectric Plant (1)	Jan. 2045	1.42	0.35

		699.60	420.27

(1)	Plants for which the concession was previously held by Furnas.

Please note that the information presented in this table on installed capacity, guaranteed average offtake, and other operational information is not part of the scope of an audit of financial statements, and has thus not been examined by the external auditors.

For more information please see Note 14.

Renewal of the concessions of the Jaguara, São Simão and Miranda Hydroelectric Plants

The company believes that it has the right to completion of periods of these concessions, based on the original terms of the Concession Contracts, and is currently arguing this in the courts.

The Jaguara hydroelectric plant

As specified in the Concession Contract for the Jaguara Plant, the Company applied for the extension of the concession. The Mining and Energy Ministry (‘MME’) refused the Company’s application, on the grounds that the application was made outside the time limits set by Law 12783/13.

On June 20, 2013, Cemig GT obtained an interim injunction in its application to the Higher Appeal Court (Superior Tribunal de Justiça, or STJ) for order of mandamus No. 20.432/2013, against the decision of the MME not to entertain the application for extension of the period of concession of the Jaguara plant (424MW capacity, with average 336 MW assured offtake), which had an expiration date on August 28, 2013. The interim remedy, given by Reporting Justice Sérgio Kukina, ensured that Cemig GT would continue to operate the concession for the Jaguara plant until final judgment in the action. On August 23, 2013, Reporting Justice Sérgio Kukina ruled that the application for mandamus had failed.

On August 30, 2013 the STJ granted an interim order, published on September 3, 2013, in a new application for mandamus in the STJ, against the decision by the Mining and Energy Ministry which, in a dispatch published on August 23, 2013, refused, on its merits, the application by Cemig GT for extension of the concession of the Jaguara Plant under its Concession Agreement. This interim order gave Cemig GT the right to remain in control of the Jaguara Plant, commercially operating the public service concession granted to it, until final judgment of the case.

On June 24, 2015 the judgment on the application for mandamus brought by Cemig GT was completed. With all the votes given by the Justices of the first Section of the STJ, the applications made by Cemig GT were defeated by six judgment votes to 2.

On September 22, 2015, Cemig GT filed a further action, for Provisional Remedy, with the Federal Supreme Court (Supremo Tribunal Federal, or STF), to maintain ownership of the concession for the Jaguara plant, on the initial bases of the concession agreement.

On November 3, 2015, the Reporting Justice of the Federal Supreme Court published a Dispatch requesting a position from the parties on their interest in holding a reconciliation hearing, due to the complexity and importance of the debate on the subject in the action for Provisional Remedy. On November 4, 2015, Cemig filed a statement with the Court stating its interest in such a hearing.

On December 21, 2015, Supreme Court Justice Dias Toffoli, rapporteur of the case, granted the application for interim injunction made by the Company, to suspend the effects of the judgment of the First Section of the STJ, and keep Cemig GT in possession of the concession to operate the Jaguara plant, on the initial bases of the concession agreement, until such time as the Supreme Court might make a decision to the contrary. On February 1, 2016, the decision granting the application for interim injunction applied for was published.

On February 15, 2016 the Panel Judgment of the STJ was published, containing the decision of the First Section of that Court, which refused to grant mandamus and refused the Special Appeal.

On February 22, 2016, in the STF, the Reporting Justice issued a Dispatch extending continuity of the Reconciliation Hearing between Cemig GT and the federal government; the parties are currently awaiting a further dispatch to set a new date for continuation of that hearing, begun on December 15, 2015.

On March 1, 2016 the Company filed an Ordinary Appeal with the STJ against the panel judgment of February 15, 2016, and on April 11, 2016 the Justice Deputy Chair of the STJ issued a decision accepting that this Ordinary Appeal should be heard, and ordered it to be submitted to the STF.

On March 21, 2017 the Federal Supreme Court revoked the interim order given in the case in which Cemig GT is requesting suspension, until final judgment on the Ordinary Appeal by the Supreme Court, of the effects of the judgment of the First Section of the Supreme Court which refused to grant an order to maintain Cemig GT’s ownership of the concession for the Jaguara Plant on the initial bases of Concession Contract 007/97. The judgment remitted the case records to the office of the Procurator-General of the Republic (PGR), for that body to state its opinion.

On December 31, 2016 the asset, at book value of R$ 41, is posted in PP&E, and in 2016 the Company recognized the plant’s revenues from sales of power supply, and operational costs, since it remained in control of the asset during this period.

On March 29, 2017 Cemig GT filed an Internal Appeal against the decision that repealed the remedy, requesting a revision of judgment, to allow cognizance to be taken of a Special Appeal.

The São Simão hydroelectric plant

On June 3, 2014, the Company filed a request for extension of the concession of the São Simão Hydroelectric Plant, since it believes that the concession contract for this plant is not subject to the new rules created by Provisional Measure 579 (which became Law 12783/2013).

On August 5, 2014, the Council of Aneel decided to recommend to the Mining and Energy Ministry (MME) that renewal of the concession for the São Simão plant should be refused.

On August 29, 2014, the Mining and Energy Minister decided to refuse the request for extension of the period of concession of the São Simão plant, based on Opinion 559/2014/CONJURMME/CGU/AGU.

On September 10, 2014, Cemig GT filed a Hierarchy Appeal with the MME, with request for reconsideration, for the Mining and Energy Minister to reconsider his decision and to grant the Company’s request based only on the Concession Contract; and, successively, that the appeal should be sent to the President of the Republic, so that the President should issue a decision in favor of the Company’s request in the same terms. This appeal is still pending, awaiting consideration by the MME.

Notwithstanding this, on December 15, 2014 Cemig GT filed an application for mandamus (No. 21465/DF), with the Higher Appeal Court (STJ), requesting interim relief, against an illegal act by the Mining and Energy Minister, violating net and certain right of the plaintiff, for the purpose of obtaining extension of the period of concession of the São Simão plant, based on the Concession Contract.

On December 17, 2014, Justice Mauro Campbell granted an interim order (published on December 19, 2014) that Cemig GT should remain in control of the plant, commercially operating the public service concession conceded to it, until the final judgment on application for mandamus governing the Jaguara plant, or until a re-examination of the remedy just refused.

When the judgment in the application for mandamus governing the Jaguara plant was concluded, with rejection of the application, the Reporting Justice revoked the interim remedy given in the Application for mandamus relating to the São Simão plant, the decision on which was published on June 30, 2015.

On July 3, 2015, Cemig GT filed a Special Appeal for retraction of the decision by the Reporting Justice, or, if the court should not be of that opinion, that the appeal referred to should be submitted to consideration by the First Section of the STJ, for an interim remedy ordering that the Company should continue to hold the concession for the São Simão Plant, on the initial bases of the Concession Contract.

On July 10, 2015, the Energy Planning and Development Department (Secretaria de Planejamento e Desenvolvimento Energético) sent an official letter to Cemig GT requiring it to state whether the Company would be interested in remaining in possession of the São Simão Plant, on the new bases of Law 12783/13, until its assumption by the winner of a new tender to be held, in view of the repeal of the interim remedy.

In response to this new event, on July 22, 2015 Cemig GT filed a petition with the Chair of the STJ requesting the application for retraction made within the Special Appeal, in such a way that, through reconsideration of the decision appealed against, an interim remedy should be granted, to keep the Company as holder of the concession of the São Simão Plant, on the initial basis of the Concession Agreement, until final judgment be given on this application for mandamus, or, subsidiarily, that, at least, suspension effect should be attributed to the Special Appeal.

On August 20, 2015 it was stated that the MME would take the necessary measures to designate Cemig GT as provider of electricity generation service through the São Simão plant, under the quota regime, on the basis that the revocation of the interim order given in the application for mandamus had immediate enforceability.

In response, Cemig GT stated interest in remaining responsible for the provision of the electricity generation service of the São Simão plant, but pointed out that there are doubts as to the type, and legal security, of this provision of services, since the matter was still pending court and administrative decisions.

The MME, by Ministerial Order 432/2015, published on September 15, 2015, designated Cemig GT as the party responsible for provision of electricity generation service through the São Simão plant, under the quota regime (being responsible for the operation and maintenance of the plant without, however, having the right to its output of electricity, which will be allocated to the Guaranteed Power Offtake Auctions) until the taking over of the concession by the winner of the auction.

Further, in the judiciary, Cemig GT filed a further application for mandamus, to Justice Mauro Campbell Marques, requesting an annulment of the act of coercion, and assertion of the interim remedy that authorized the applicant to remain in possession and operation of the concession of the São Simão plant, on the initial bases of the contract, until final judgment was given on the application for mandamus governing the São Simão plant or, subsidiarily, until the merit of the Special Appeal would be considered.

On September 8, 2015, the decision of the Reporting Justice (Justice Herman Benjamin) was published, refusing the application for interim remedy applied for by the Company.

Also on September 8, 2015, a Special Appeal was filed against the decision of Justice Herman Benjamin that refused the application for interim remedy that had been made. During the Session of the Special Court of the STJ, on November 4, 2015, the Special Appeal was unanimously refused, in the terms of the judgment of the Reporting Justice.

On November 25, 2015, the Special Appeal filed by Cemig GT against the decision that overturned the interim remedy, in application for mandamus N° 21.465/DF, was, unanimously, refused by the first Section of the STJ, the said Appeal Court Judgment being published on December 1, 2015, the judgment on the merits of this application for mandamus remaining to be heard.

On March 6, 2017 the STJ granted an interim remedy maintaining Cemig GT in possession of the concession to operate the São Simão plant on the initial terms of its Concession Contract 007/1997, until conclusion of the judgment of the Company’s application for mandamus.

On March 28, 2017 the interim remedy was revoked in the case in which Cemig GT seeks, in the STJ, annulment of the decision of the Mining and Energy Ministry (MME) which refused, on its merits, the application by Cemig GT for extension of the period of concession of the São Simão hydro Plant, in the terms of its Concession Contract.

Considering the present status of the legal dispute, the Company:

◾	recognized, up to the date of September 15, 2015, the operational revenues from sales of power supply and costs of this plant, in accordance with current accounting practices, in view of the fact that it remained in control of the asset up to that date;

◾	considering the requirements of Ministerial Order 432/2015, as from September 16, 2015, ceased to recognize the expenses of depreciation on the São Simão plant, and began to recognize revenues relating to the provision of services of operation and maintenance of the plant, in accordance with the regime of quotas;

◾	transferred, on September 16, 2015, the amount of R$ 220 from its PP&E to the account line ‘Other long term assets’, considering that it is still under decision in the Courts. Based on the terms of the concession agreement, this asset is considered as having a recovery value higher than the value at which it is recorded.

Concession of the Miranda Hydroelectric Plant

On June 10, 2016, Cemig Geração e Transmissão filed application to the regulator, Aneel, to extend the period of the concession for the Miranda Hydroelectric Plant for 20 years. On July 12, 2016, Aneel, complying with the judgment vote of the Reporting Council Member in the case, José Jurhosa Junior, decided to submit the case “to the Mining and Energy Ministry with the recommendation not to give cognizance to the request by Cemig Geração e Transmissão S.A. – Cemig GT for extension of the period of concession of the Miranda Hydroelectric Plant, since that request was made outside the period stipulated by Law 12783/2013”.

Cemig GT filed a request with the Concession-granting power requesting extension of the concession for the Miranda Hydroelectric Plant under Concession Contract 007/1997 – this plant had a period of the concession expiring on December 23, 2016.

Considering that this request was not accepted by the Mining and Energy Ministry, Cemig GT applied to the Higher Appeal Court (STJ) for an interim remedy. This was granted on December 22, 2016, ordering that control of the Miranda hydroelectric plant should remain with the Company, on the initial bases of Concession Contract 007/1997, until completion of the judgment in the application for Mandamus made by the Company.

On December 31, 2016 the asset, with book value of R$ 756, is posted in PP&E, and in 2016 the Company recognized the revenue from sales of power supply, and operational costs, of this plant, since it remained in control of the asset during that period.

On March 29, 2017, the interim remedy (injunction) given in application for mandamus number 23.042/DF, before the Higher Appeal Court (STJ), brought by the Company to annul the decision by the Mining and Energy Ministry (MME) which refused, on merits Cemig GT’s request for ratification of the extension of its concession for the Miranda Hydroelectric Plant, under its Concession Contract, number 007/97, was revoked.

Administrative proceedings – Material Announcement of February 21, 2017

Subsidiarily to its request for extension for 20 years of the concessions of the Jaguara, São Simão and Miranda Hydroelectric Plants, the Company requested opening of an Administrative Proceeding under Paragraph 1-C of Article 8 of Law 12783/2013, in benefit of Cemig GT.

Paragraph 1-C was added to Article 8 of Law 12783, of 2013, by Law 13360, of November 17, 2016, and enables the federal government to grant a concession contract for electricity generation for a period of 30 (thirty) years when there is transfer of control of a legal entity that is already providing this service (in this case, one of the subsidiaries of Cemig GT), and is under direct or indirect control of an individual State, or the Federal District, or the municipality, provided that:

I – the tender, which may be by auction or by competitive bidding, is held by the controlling shareholder on or before February 28, 2018; and

II – the transfer of control takes place by June 30, 2018.

The subsidiary request was made on the grounds of the spirit of conciliation and cooperation that should govern the relationship between a concession holder and the concession-granting power, and the constant quest, at all times, for alternatives that present the best solution for consumers, for the country and for the shareholders of the Company – who in this case include the people of the state of Minas Gerais.

Thus, in the event that the Ministry decides to maintain its position, and if all the court judgments that have determined that Law 12783/2013 should prevail to the detriment of the provisions of the Second Subclause of Clause 4 of Contract CEMIG 007 of 1997 are maintained, Cemig GT has requested, for the benefit of one of its subsidiaries, application of the rule that is now contained in §1-C of Article 8 of Law 12783 of 2013.

We would point out that the presentation of the Subsidiary Request does not result in any waiver by Cemig GT of its right – which is the subject of the legal actions that it currently has in progress against the federal government – that is to say its right to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997.

On the same date the Company filed with the MME a response to the formal question as to its interest in remaining as provider of electricity generation service after the ending of the concession period of the Volta Grande Hydroelectric Plant, which took place on February 23, 2017. In this response, and adding a request of its own, the Company stated its interest in remaining responsible for the provision of electricity generation service by this hydroelectric plant, and also requested opening of an administrative proceeding for the purposes of §1-C of Article 8 of Law 12783/2013, also to the benefit of one of the service providing subsidiaries of Cemig GT.

Management continues to be confident of its right in relation to the Jaguara, São Simão and Miranda plants, supported by a contractual clause, by the legislation in force, and by opinions issued by renowned jurists. The Company’s internal and external legal advisers have categorized the chance of success in the court dispute as ‘possible’.

Transmission concessions

Under its transmission concession contracts, the Company is authorized to charge the Tariff for Use of the Transmission System (Tarifa de Uso do Sistema de Transmissão, or TUST). Tariffs are adjusted annually on the same date as the adjustments of the Permitted Annual Revenue (Receitas Anuais Permitidas, or RAP) of the holders of transmission concessions. This tariff period starts on July 1 of the year of publication of the tariffs and runs until June 30 of the subsequent year.

The service of transport of large quantities of electricity for long distances, in Brazil, is provided by a network of transmission lines and substations operating at a voltage of 230kV or higher, referred to technically as the Basic Grid (Rede Básica), or National Grid.

Any agent of the electricity sector that produces or consumes electricity has the right to use the National Grid, as does the consumer, provided certain technical and legal requirements are met. This is referred to as Open Access, and in Brazil is guaranteed by law and by the regulator, Aneel.

The payment for use of transmission service also applies to generation provided by Itaipu Binacional. However, due to the legal characteristics of that plant, the corresponding charges are assumed by a number of holders of distribution concessions that hold quotas of its output.

For the newer transmission concessions – granted after the year 2000 – the portion of the assets that will not be used up during the concession is recorded as a financial asset, because there is an unconditional right to receive cash or other financial assets directly from the grantor at the end of the concession agreement period.

For the older transmission concessions, granted before the year 2000, renewals have been applied for as from January 1, 2013 in accordance with Law 12783, under which the assets are the property of the Concession-granting Power, and the Company is remunerated, as from 2013, for the operation and maintenance of these assets.

Distribution of electricity concessions

Cemig D has the concession from Aneel for commercial exploration of the activity of distribution of electricity in the greater part of the State of Minas Gerais, expiring in December 2045.

As determined by the concession contract, all assets and facilities that are linked to the provision of the distribution service and which have been created by the concession holder are considered reversible and part of the assets of the related concession. These assets are automatically reverted to the Grantor at the end of the contract, and are then valued to determine the amount of the indemnity payable to the concession holder, subject to the amounts and the dates on which they were incorporated into the electricity system.

The Company does not have obligations to make payment in compensation for commercial operation of the distribution concessions, but is required to comply with requirements related to quality, and investments made, in accordance with the concession contract.

The concession contracts, and the Brazilian legislation, establish a mechanism of maximum prices that allows for three types of adjustment to tariffs: (i) an annual tariff adjustment; (ii) periodic review of tariffs; and (iii) extraordinary reviews.

Each year the Company has the right to request the annual adjustment, the purpose of which is to compensate for the effects of inflation on the tariffs, and to allow for certain changes in costs that are outside the Company’s control to be passed through to clients – for example the cost of electricity purchased for resale, and sector charges, including charges for the use of the transmission and distribution facilities.

Also, Aneel makes a Periodic Review of tariffs every five years, which aims to identify changes in the Company’s costs, and to establish a factor based on scale gains, which will be applied in the annual tariff adjustments, for the purpose of sharing such gains with the Company’s consumers.

The Company also has the right to request an extraordinary review of tariffs, in the event that any unforeseen development significantly alters the economic-financial equilibrium of the concession. The Periodic Review and the Extraordinary Review are subject, to a certain degree, to the discretion of Aneel, although there are pre-established rules for each cycle of revision. When the Company requests an annual tariff adjustment, it becomes necessary to prove the resulting financial impact of these events on operations.

Under the distribution concession contracts, the Company is authorized to charge consumers a tariff consisting of two components: (i) One part relating to electricity purchased for resale, charges for use of the transmission grid and charges for use of the distribution system that are not under its control (‘Portion A costs’); and (ii) a portion relating to operating costs (‘Portion B costs’).

Renewal of concessions

On December 21, 2015 the Company signed, with the Mining and Energy Ministry, the Fifth Amendment to its concession contracts, extending its electricity distribution concessions for a further 30 years, as from January 1, 2016.

The principal characteristics and terms of the Amendment are as follows:

◾	The annual tariff adjustment will take place on May 28 of each year, the first to be in 2016. For this first adjustment the rules specified in the previous concession contract will be applied. For the subsequent tariff adjustments the rules in Clause 6 of the Amendment will be applied.

◾	Limitation of distribution of dividends and/or payment of Interest on Equity to the minimum established by law, if there is non-compliance with the annual indicators for outages for two consecutive years, or for three in any five years, until the regulatory parameters are restored.

◾	Requirement for injections of capital from the controlling shareholder in an amount sufficient to meet the minimum conditions for economic and financial sustainability.

◾	Subject to the right to full defense and right of reply, for the concession to be maintained, compliance is required with efficiency criteria for continuity of supply and for economic and financial management, as follows: (i) for five years from January 1, 2016, any non-compliance for two consecutive years, or non-compliance with any of the conditions at the end of five years, will result in extinction of the concession; (ii) as from January 1, 2021, any non-compliance for three consecutive years with the criteria of efficiency in continuity of supply, or for two consecutive years with the criteria of efficiency in economic and financial management, will result in proceedings to establish expiration of the concession.

Distribution of gas concessions

The concessions for distribution of natural gas are given by Brazilian states, and in the state of Minas Gerais the tariffs for natural gas are set by the regulatory body, the State’s Economic Development Secretariat, by market segment. The tariffs comprise a portion for the cost of gas and a portion for the distribution of gas. Every quarter the tariffs are adjusted to pass through the cost of gas, and once a year they are adjusted to update the portion allocated to cover the costs relating to the provision of the distribution service – remuneration of invested capital and to cover all the operating, commercial and administrative expenses of the concession holder.

In addition to these adjustments, in April 2015 the Economic Development Secretariat sent Gasmig Official Letter SEDE/GAB/Nº303/2014 stating the timetable set for the first Tariff Review cycle. The decision process is still in progress; the latest estimated date for its completion is the beginning of the second half of 2017. These reviews occur every five years, to evaluate the changes in the costs of the Company, and to adapt the tariffs. The Concession Contract also specifies the possibility of an extraordinary review of tariffs if any event occurs that puts the economic-financial balance of the Concession at risk.

On December 26, 2014 the Second Amendment to the Concession Contract was signed by Gasmig and the Minas Gerais State Government, extending by 30 years the period of concession in which Gasmig may commercially operate the services of industrial, commercial, institutional and residential piped gas in the state of Minas Gerais. The expiration date of the contract is thus now extended from January 10, 2023 to January 10, 2053.

Concessions payable

In obtaining the concessions for construction of certain generation projects, the Company undertook to make payments to Aneel, over the period of the contract, as compensation for the commercial operation. The information on the concessions and the amounts to be paid is as follows:

Enterprise	Percentage interest	Nominal value in 2016	Present value in 2016	Amortization period	Updating indexor
Irapé	100.00	35	14	03/2006 to 02/2035	IGP-M
Queimado (Consortium)	82.50	9	4	01/2004 to 12/2032	IGP-M
Salto Morais Small Hydro Plant	100.00	—	—	06/2013 – 07/2020	IPCA
Rio de Pedras Small Hydro Plant	100.00	1	1	06/2013 – 09/2024	IPCA
Various Small Hydro Plants (*)	100.00	4	3	06/2013 – 08/2025	IPCA

(*)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The concessions to be paid to the concession-granting power provide for monthly portions with different values over time. For the purposes of accounting and recognition of costs, due to the understanding that they represent an Intangible Asset related to the right of commercial operation, they are recorded as from the date of signature of the contracts at the present value of the payment obligation.

The portions paid to the Concession-granting power in 2016, the present value and the nominal value of the portions to be paid in the forthcoming period of 12 months, are as follows:

Enterprise	Percentage interest	Amounts paid in 2016	Present value of amounts to be paid in 12 months	Nominal value of amounts to be paid in 12 months
Irapé	100.00	2	2	2
Queimado (Consortium)	82.50	1	—	1

(*)	Luiz Dias, Poço Fundo, São Bernardo and Xicão.

The rates used for discounting of liabilities to present value, of 12.50% for the small hydro plants and 5.10% for the conventional hydroelectric plants, are the average rates for raising of funds in normal conditions on the date of registration of each concession.

5.	OPERATING SEGMENTS

The operating segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity. The Company also operates in gas, telecommunications, and other businesses, which have a smaller impact on the results from its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results. In accordance with the regulatory framework of the Brazilian electricity sector, there is no segmentation by geographical area.

These tables show the operating revenues, costs and expenses for 2016, 2015 and 2014 in consolidated form:

OPERATING SEGMENTS, 2016
	ELECTRICITY			TELECOMS	GAS	OTHER (*)	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	14.414	4.267	18.166	338	2.737	2.389	(276)	42.035
ADDITIONS TO THE SEGMENT	916	—	1.602	163	56	—	—	2.737
ADDITIONS TO FINANCIAL ASSETS	2.217	54	—	—	—	—	—	2.271
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	5.292	1.670	1.754	18	—	19	—	8.753
NET REVENUE	5.875	1.113	10.597	125	1.181	116	(234)	18.773
COST OF ELECTRICITY AND GAS	—	—	—	—	—	—	—	—
Electricity bought for resale	(3.071)	—	(5.260)	—	—	—	59	(8.272)
Charges for use of the national grid	(321)	—	(760)	—	—	—	134	(947)
Gas bought for resale	—	—	—	—	(877)	—	—	(877)

Operational costs, total	(3.392)	—	(6.020)	—	(877)	—	193	(10.096)

OPERATIONAL COSTS AND EXPENSES	—	—	—	—	—	—	—	—
Personnel	(271)	(111)	(1.147)	(23)	(47)	(45)	—	(1.644)
Employees’ and managers’ profit shares	(1)	—	(10)	(1)	—	4	—	(8)
Post-retirement obligations	(54)	(23)	(231)	—	—	(37)	—	(345)
Materials	(11)	(3)	(42)	—	(2)	—	—	(58)
Outsourced services	(129)	(30)	(674)	(23)	(16)	(32)	37	(867)
Depreciation and amortization	(202)	—	(525)	(38)	(54)	(16)	—	(835)
Operational provisions (reversals)	(88)	(10)	(544)	(4)	—	(67)	—	(713)
Construction costs	—	(54)	(1.102)	—	(37)	—	—	(1.193)
Other operational expenses, net	(57)	(13)	(395)	11	(8)	313	4	(145)

Total cost of operation	(813)	(244)	(4.670)	(78)	(164)	120	41	(5.808)

OPERATIONAL COSTS AND EXPENSES	(4.205)	(244)	(10.690)	(78)	(1.041)	120	234	(15.904)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	1.670	869	(93)	47	140	236	—	2.869
Equity in earnings of unconsolidated investees, net	(448)	362	(180)	(31)	—	(5)	—	(302)
Adjustment for loss of value in Investments	(763)	—	—	—	—	—	—	(763)
Financial revenues	190	7	743	4	15	82	—	1.041
Financial expenses	(1.320)	(4)	(1.078)	(9)	(49)	(18)	—	(2.478)

PRE-TAX PROFIT	(671)	1.234	(608)	11	106	295	—	367

Income tax and the Social Contribution tax	(24)	5	103	(6)	(8)	(103)	—	(33)

NET PROFIT ( LOSS)	(695)	1.239	(505)	5	98	192	—	334

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(92)	—	(380)	—	—	(43)	—	(515)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	—	—	—	—	—	4	—	4
Items that may be reclassified to profit or loss
Conversion adjustment of equity gain (loss) in other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	—	—	(3)	—	(3)
Recycling of conversion adjustments to the Income statement arising from sale of Transchile	—	(39)	—	—	—	—	—	(39)

COMPREHENSIVE INCOME FOR THE YEAR	(92)	(39)	(380)	—	—	(42)	—	(553)

Total of comprehensive income for the year attributed to:
Controlling shareholders	(787)	(1,200)	(885)	5	98	150	—	(219)

Non-controlling shareholder	—	—	—	—	—	—	—	—

OPERATING SEGMENTS, 2015 (RESTATED)
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER (*)	ELIMINATIONS	TOTAL
SEGMENT ASSETS	13,382	4,880	17,738	317	2,530	2,986	(976)	40,857
ADDITIONS TO THE SEGMENT	577	—	1,044	42	62	1	—	1,726
ADDITIONS TO FINANCIAL ASSETS		146						146
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	5,751	2,423	1,547	—	—	24	—	9,745
NET REVENUE	7,047	519	12,962	123	1,395	90	(268)	21,868
OPERATING COSTS
Electricity purchased for resale	(2,669)	—	(6,993)	—	—	—	120	(9,542)
Charges for the use of the national grid	(297)	—	(814)	—	—		112	(999)
Gas purchased for resale	—	—	—	—	(1,051)	—	—	(1,051)

	(2,966)	—	(7,807)	—	(1,051)		232	(11,592)
OTHER COSTS
Personnel	(224)	(113)	(1,000)	(15)	(43)	(40)	—	(1,435)
Employees’ and managers’ profit shares	(24)	(12)	(95)	(2)	—	(4)	—	(137)
Post-retirement liabilities	(21)	(10)	(121)	—	—	(4)	—	(156)
Materials	(95)	(5)	(52)	—	(2)	—	—	(154)
Outsourced services	(143)	(37)	(697)	(25)	(15)	(13)	31	(899)
Depreciation and amortization	(273)	—	(444)	(49)	(54)	(15)	—	(835)
Operating provisions (reversals)	(109)	2	(209)	(1)	—	(1,084)	—	(1,401)
Construction costs	—	(146)	(1,044)	—	(62)	—	—	(1,252)
Other operating expenses. net	(62)	(16)	(283)	(20)	(9)	(42)	5	(426)

Total cost of operation	(951)	(337)	(3,945)	(112)	(185)	(1,202)	36	(6,695)
TOTAL COSTS AND EXPENSES	(3,917)	(337)	(11,752)	(112)	(1,236)	(1,202)	268	(18,287)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	3,130	182	1,210	11	159	(1,112)		3,581
Equity in earnings of unconsolidated investees, net	17	410	(6)	(28)	—	—	—	393
Fair value results in Corporate Operation	729	—	—	—	—	—	—	729
Financial revenues	199	22	543	4	23	73		863
Financial expenses	(984)	(7)	(1,130)	(6)	(42)	(35)	—	(2,204)

Income before income tax and social contribution taxes	3,091	607	617	(19)	140	(1,074)	—	3,362
Income and social contribution taxes	(836)	(71)	(256)	(16)	(23)	309	—	(893)

NET INCOME FOR THE YEAR	2,255	536	361	(35)	117	(765)	—	2,469

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	(84)	—	(170)	—	—	(106)	—	(360)
Equity gain (loss) on Other comprehensive income in jointly-controlled entities	—	—	—	—	—	(1)	—	(1)
Items that may be reclassified to profit or loss
Equity gain (loss) on Other comprehensive income in jointly-controlled entitie	14	—	—	—	—	40	—	54

COMPREHENSIVE INCOME FOR THE YEAR	2,171	536	194	(35)	117	(821)	—	2,162

Total of comprehensive income for the year attributed to:
Controlling shareholders	2,171	536	194	(35)	117	(821)	—	2,162
Non-controlling shareholder	—	—	—	—	—	—	—	—

(*)	The expense of R$ 1,084 recorded as operating provisions in the Others column refers substantially to expenses on the option to purchase investments held by the parent company and described in Note 15.

OPERATING SEGMENTS. 2014 (RESTATED)
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	ELIMINATIONS	TOTAL
SEGMENT ASSETS	11,528	3,882	15,064	327	2,549	2,007	(357)	35,000
ADDITIONS TO THE SEGMENT	2,995		792	29	501	19	—	4,336
ADDITIONS TO FINANCIAL ASSETS		80						80
INVESTMENTS IN ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES	4,036	2,315	1,199	—	—	490	—	8,040
	—	—	—	—	—	—	—	—
NET REVENUE	7,339	708	11,296	119	340	90	(297)	19,595
OPERATING COSTS	—	—	—	—	—	—	—	—
Electricity purchased for resale	(1,833)	—	(5,747)	—	—	—	152	(7,428)
Charges for the use of the national grid	(282)	—	(573)	—	—	—	111	(744)
Gas purchased for resale	—	—	—	—	(254)	—	—	(254)

	(2,115)	—	(6,320)	—	(254)	—	263	(8,426)

OTHER COSTS
Personnel	(201)	(105)	(886)	(13)	(11)	(36)	—	(1,252)
Employees’ and managers’ profit shares	(39)	(16)	(184)	(1)	—	(9)	—	(249)
Post-retirement liabilities	(34)	(14)	(153)	—	—	(11)	—	(212)
Materials	(295)	(5)	(80)	—	(1)	—	—	(381)
Outsourced services	(159)	(39)	(737)	(23)	(2)	(23)	30	(953)
Depreciation and amortization	(324)	—	(428)	(34)	(4)	(11)	—	(801)
Royalties for use of water resources	(127)	—	—	—	—	—	—	(127)
Operating provisions (reversals)	(62)	(26)	(300)	—	—	(193)	—	(581)
Construction costs	—	(81)	(861)	—	—	—	—	(942)
Other operating expenses, net	(130)	(34)	(297)	(27)	(11)	(29)	4	(524)

Total cost of operation	(1,371)	(320)	(3,926)	(98)	(29)	(312)	34	(6,022)

TOTAL COSTS AND EXPENSES	(3,486)	(320)	(10,246)	(98)	(283)	(312)	297	(14,448)
Operating profit before Equity gains (losses) and Financial revenue (expenses)	3,853	388	1,050	21	57	(222)	—	5,147

Equity in earnings of unconsolidated investees, net	(386)	386	150	(28)	47	41	—	210
Gain on acquisition of control of investee	—	—	—	—	—	281	—	281
Financial revenues	119	46	300	5	21	44	—	535
Financial expenses	(396)	(291)	(751)	(3)	(6)	(247)	—	(1,694)

Income before income tax and social contribution taxes	3,190	529	749	(5)	119	(103)	—	4,479
Income and social contribution taxes	(1,116)	(44)	(169)	(7)	(12)	6	—	(1,342)

NET INCOME FOR THE YEAR	2,074	485	580	(12)	107	(97)	—	3,137

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Post retirement liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	(36)	—	—	(8)	—	(44)
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	(7)	—	(7)
Items that may be reclassified to profit or loss
Equity gain (loss) on other comprehensive income in jointly-controlled entities	—	—	—	—	—	10	—	10

COMPREHENSIVE INCOME FOR THE YEAR	2,074	485	544	(12)	107	(102)	—	3,096

Total of comprehensive income for the year attributed to:
Controlling shareholders	2,074	485	544	(12)	107	(102)	—	3,096
Non-controlling shareholder	—	—	—	—	—	—	—	—

6.	CASH AND CASH EQUIVALENTS

	2016	2015
Bank accounts	101	52
Cash investments
Bank certificates of deposit	524	723
Repos (‘Overnight’ market)	370	128
Other	—	22

	894	873

	995	925

Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs), with fixed or floating rates, are remunerated at a percentage varying from 75% to 106% in 2016 (75% to 111% in 2015) of the CDI rate (Interbank Rate for Certificates of Deposit – Certificados de Depósito Interbancário, or CDIs), published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip).

Overnight repo transactions are short-term cash investments, with availability for redemption on the day following the date of investment. They are usually backed by treasury bills, notes or bonds and referenced to a fixed rate of approximately 13.64% p.a. in 2016 (14.3% p.a. in 2015).

The Company’s exposure to interest rate risk and a sensitivity analysis of financial assets and liabilities are given in Note 29 to the consolidated financial statements.

7.	SECURITIES

	2016	2015
Cash investments
Current
Bank certificates of deposit	46	1,717
Financial Notes – Banks	728	461
Treasury Financial Notes (LFTs)	193	88
Debentures	45	160
Other	2	1

	1,014	2,427
Non-current
Bank certificates of deposit	—	43
Financial Notes – Banks	14	41
Other	17	—

	31	84
	1,045	2,511

Fixed-rate or floating-rate Bank certificates of deposit (Certificados de Depósito Bancário, or CDBs) are remunerated at a percentage of the rate for interbank deposits (Certificado de Depósito Interbancário, or CDI rate), which is published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). This percentage ranges from 100.5% to 105.25% in 2016 (75% to 105% in 2015) depending on the transaction.

Bank Financial Bills (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and remunerated at a percentage of the CDI rate published by Cetip. The remuneration rate on the LFs in Cemig’s portfolio varies between 104.25% to 112.7% of the CDI rate in 2016 (105% to 116.7% of the CDI rate in 2015).

Treasury Financial Notes (LFTs) are fixed rate securities, the yield on which follows the daily variation of the Selic rate between the date of purchase and the date of purchase of the security.

Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration rates varying between 104.25% to 113% of the CDI rate in 2016 (105.4% to 113% of the CDI rate in 2015).

Note 29 gives a classification of these securities. Cash investments in securities of related parties are shown in Note 28.

8.	CONSUMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	Balances not yet due	Up to 90 days past due	More than 90 days past due	2016	2015
Invoiced supply	1,067	710	791	2,568	2,413
Supply not yet invoiced	920	—	—	920	1,125
Wholesale supply to other concession holders	390	20	13	423	99
CCEE (Electricity Trading Chamber)	—	—	1	1	516
Concession holders – Transport of electricity	233	11	75	319	370
(–) Allowance for doubtful accounts	—	—	(660)	(660)	(625)

	2,610	741	220	3,571	3,898

Current assets				3,425	3,765
Non-current assets				146	133

The Company’s exposure to credit risk related to Consumers and traders is given in Note 29.

The provision for the allowance for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

	2016	2015
Residential	245	211
Industrial	133	136
Commercial, services and others	152	117
Rural	24	19
Public authorities	10	12
Public illumination	5	5
Public service	15	10
Charges for use of the network—TUSD	68	112
Other	8	3

	660	625

Changes in the provision for doubtful receivables in 2016, 2015 and 2014 were as follows:

Balance on December 31, 2013	585

New provisions	127
Reversals	(62)

Balance on December 31, 2014	650

New provisions	175
Reversals	(200)

Balance on December 31, 2015	625

New provisions (reversals)	382
Written off	(347)

Balance at December 31, 2016	660

Advance sales of power supply

Cemig GT made a transaction with a large client for an advance on sales of power supply, receiving the amount of R$ 181 in advance, in relation to the quantity of supply contracted for the period January 1, 2017 to December 31, 2017.

9.	RECOVERABLE TAXES

	2016	2015
Current
ICMS tax recoverable	155	113
PIS and Pasep taxes	12	9
Cofins tax	58	44
Other	11	9

	236	175

Non-current
ICMS tax recoverable	171	183
PIS and Pasep taxes	1	13
Cofins tax	5	60
Other	1	2

	178	258

	414	433

The credits of the PIS, Pasep, Cofins and ICMS taxes, recorded in Non-current assets, arise from acquisitions of property, plant and equipment and can be offset over 48 months. The transfer to Non-current was made in accordance with estimates by management of the amounts which will likely be realized up to December 2017.

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Income and social contribution taxes recoverable

The balances of income and social contribution taxes refer to tax credits in corporate income tax returns of previous years and to advance payments in 2016, which will be offset against federal taxes payable for the year 2017. These are posted in Taxes and contributions.

	2016	2015
Current
Income tax	436	226
Social Contribution tax	154	80

	590	306

Non-current
Income tax	98	192
Social Contribution tax	14	14

	112	206

	702	512

b)	Deferred income and social contribution taxes

Cemig and its subsidiaries have tax credits for income tax, constituted at the rate of 25%, and the social contribution tax, constituted at the rate of 9%, as follows:

	2016	2015
Deferred tax assets
Tax loss carryforwards	290	236
Provisions	1,027	713
Post-retirement liabilities	1,175	831
Allowance for doubtful receivables	229	210
Taxes payable – suspended liability (1)	202	200
Paid concession	8	9
Other	22	54

Total	2,953	2,253

Deferred tax liabilities
Funding cost	(45)	(20)
Deemed cost	(268)	(280)
Adjustment to present value	—	—
IRT	—	—
Cost of acquisition of equity interests	(481)	(499)
Borrowing costs, capitalized	(149)	(108)
Taxes on revenues from unredeemed cash investments – Presumed Profit accounting method	(2)	(2)
Updating of indemnity value assets	(517)	(262)
Adjustment of expectation of cash flow from the indemnifiable Financial asset of distribution concession	(271)	(273)
Other	(5)	—

Total	(1,738)	(1,444)

Total, net	1,215	809

Total assets	1,797	1,498
Total liabilities	(582)	(689)

(1)	Refers to court escrow deposit of PIS, Pasep and Cofins taxes charged on amounts of ICMS tax.

The changes in Deferred income and social contribution taxes were as follows:

Balance on December 31, 2013	965

Effects allocated to Statement of income	(83)
Deferred taxes recognized in business combination	(269)
Effects allocated to Statement of comprehensive income	22

Balance on December 31, 2014	635

Effects allocated to Statement of income	(12)
Effects allocated to Statement of comprehensive income	191
Realized	(5)

Balance on December 31, 2015	a )

Effects allocated to Statement of income	141
Effects allocated to Statement of comprehensive income	265

Balance at December 31, 2016	1,215

The Board of Directors, in a meeting held on April 11, 2017 approved a technical study prepared by the Financial Department, on the forecast for the Company’s future profitability. This study was also submitted to examination by the Audit Board on April 11, 2017.

Under the current Brazilian tax legislation deductible temporary differences and accumulated tax losses do not expire by limitation of time. Deferred tax assets have been recognized in relation to these items, because it is probable that the future taxable profits will be available for the Company to be able to use for the benefits of these items.

According to the individual estimates of the Company and its subsidiaries, the future taxable profits enable the Deferred tax asset existing on December 31, 2016 to be realized, as follows:

2017	394
2018	387
2019	437
2020	404
2021	598
2022-2024	490
2025-2026	243

2,953

c)	Reconciliation of the expense on income and social contribution taxes

This table reconciles the nominal expense on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

	2016	2015	2014
Profit before income tax and Social Contribution tax	367	3,362	4,479
Income tax and Social Contribution tax – nominal expense	(125)	(1,143)	(1,523)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of Interest on Equity)	(132)	105	25
Interest on Equity	129	68	78
Gain on formation of Aliança Geração	—	87	—
Deduction of amortized intangible concession assets – capital gain, Taesa	20	—	—
Non-deductible contributions and donations	(4)	(7)	(13)
Tax incentives	3	43	66
Tax credits not recognized	5	(1)	(1)
Difference between Presumed Profit and Real Profit	126	25	8
Non-deductible penalties	(16)	(10)	(5)
Excess on reactive power and demand levels	(12)	(11)	(12)
Write-down for part of allowance for doubtful debtors	(22)	(32)	—
Other	(5)	(17)	35

Income tax and Social Contribution – effective gain (expense)	(33)	(893)	(1,342)

Effective rate	8.99%	26.56%	29.96%
Current tax	(174)	(881)	(1,259)
Deferred tax	141	(12)	(83)

Tax incentives – Sudene

The federal tax authority (Receita Federal) recognized the right to a reduction of 75% in income tax, including the part paid at the additional rate, calculated based on the operating profit made in the region under the aegis of Sudene (the Development Authority for the Northeast), for 10 years from 2014. The incentive amounts recorded in the Income statement were: R$ 7 in 2016, R$ 21 in 2015 and R$ 25 in 2014. These items were all subsequently transferred to the Tax Incentive Reserve.

11.	RESTRICTED CASH

The total recorded as Restricted cash, R$ 367, refers mainly to the amount deposited with Banco Santander, in accordance with the shareholders’ agreement of RME and Luce, as guarantee for settlement of the put options. The contract for the account with the depositary bank is in effect until December 15, 2017.

12.	ESCROW DEPOSITS

These payments are mainly for legal actions relating to employment-law contingencies and tax obligations.

The most important escrow deposits for tax obligations refer to the Pasep and Cofins taxes – in actions seeking to exclude the ICMS tax itself from the calculation base of the Pasep and Cofins taxes.

	2016	2015
Employment law cases	381	367
Tax issues
Income tax on Interest on Equity	15	15
Pasep and Cofins tax (1)	746	751
ICMS credits on PP&E	37	36
Donations and legacy tax (ITCD)	46	34
Urban property tax (IPTU)	80	68
Finsocial tax	37	23
Other	202	185

	1,163	1,112

Other
Monetary updating on AFAC from Minas Gerais State Government (2)	239	239
Regulatory	60	57
Third party	13	10
Consumer relations	6	4
Court embargo	8	12
Other	17	12

	343	334

	1,887	1,813

(1)	The escrow deposits relating to Pasep and Cofins taxes refer to the case challenging the constitutionality of inclusion of the ICMS tax, which has been charged, within the amount on which the Pasep and Cofins taxes are calculated. They have a corresponding provision in Taxes. See more details in Note 19.

(2)	Administrative deposit in case seeking suspension of enforceability of the credit charged by the Minas Gerais State Government for a difference in the monetary updating on the Advance against Future Capital Increase (Adiantamento contra Futuro Aumento de Capital, or AFAC). See more details in Note 23.

13.	ENERGY DEVELOPMENT ACCOUNT (CDE)

Reimbursment of tariff subsidy payments

The subsidies applicable to tariffs charged to users of public electricity distribution service, which are reimbursed through payments of funds from the Energy Development Account (CDE).

In 2016, the amount appropriated as incoming subsidies was R$ 792 (R$ 801 in 2015 and R$ 579 in 2014). Of the amount provisioned, the Company has R$ 64 receivable (R$ 72 in 2015). This is recognized in current assets.

Payments from the Tariff Flag Funds Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds collected from captive customers of utilities of the national grid holding electricity distribution concessions and permissions – these were paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between (i) realized costs of thermal generation and exposure to short-term market prices, and (ii) the amounts covered by the tariff.

In 2016 the amounts Paid by the Flag Account totaled R$ 341 (R$ 1,124 in 2015). This was recognized as a partial realization of the CVA receivable previously constituted.

14.	FINANCIAL ASSETS AND LIABILITIES OF THE CONCESSION

Financial assets of the concession	2016	2015
Assets related to infrastructure (a)
Distribution concessions	215	137
Transmission concessions	482	401
Transmission Indemnity receivable	1,805	1,054
Generation Indemnity receivable	547	546
Generation —Assets remunerated by tariff	—	46
Concession Grant Fee – Plants contracted at Auction 12/2015	2,254	—

	5,303	2,184
CVA (Portion A Variation Compensation Account) and Other financial components in tariff adjustments (b)	398	1,350

Total	5,701	3,534

Current assets	730	874
Non-current assets	4,971	2,660

Financial liabilities of the concession	2016	2015
CVA (Portion A Variation Compensation Account) and Other financial components in tariff adjustments (b)	805	—
Current liabilities	482	—
Non-current liabilities	323	—

a)	Assets related to infrastructure

The distribution of energy, transmission of energy and gas contracts of the Company and its subsidiaries are within the criteria for application of Technical Interpretation IFRIC 12, which governs accounting of concessions. These contracts refer to the investment made in infrastructure, which will be the subject of indemnity by the Concession-granting power, during the period and at the end of the concessions, as specified in the regulations of the electricity sector and in the concession contract signed between Cemig and its subsidiaries and the related concession-granting powers.

Transmission Indemnity receivable

The Company’s transmission concession contracts are within the criteria for application of Technical Interpretation IFRIC 12, which deals with accounting of concessions, and refer to invested infrastructure that will be the subject of indemnity by the Concession-granting power during and at the end of their concession periods, as laid down in the regulations for the electricity sector, and in the concession contract.

Aneel Normative Resolution 589, of December 10, 2013, laid down the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

On August 16, 2016 Aneel, through its Dispatch 2181, homologated the amount of R$ 892, in currency of November 2012, for the portion of the reversible assets not yet amortized, for the purposes of indemnity to Cemig GT.

On April 22, 2016 the Mining and Energy Ministry (MME) published its Ministerial Order 120, setting the deadline and method of payment of the remaining amount of the indemnity.

The Ministerial Order determined that the amounts homologated by Aneel should become part of the Regulatory Remuneration Asset Base (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

The portions of remuneration and depreciation not paid in the period from the extensions of the concessions up to the tariff-setting process of 2017 are to be updated by the IPCA index and remunerated at the real cost of own capital of the transmission segment of the industry as decided by Aneel in the methodologies for Periodic Tariff Reviews of Revenues for Existing Concession Holders, currently 10.44% per year, to be paid over eight years by reimbursement through the RAP.

The Ministerial Order still awaits certain decisions, and as a result Public Hearing 068/2016 was opened on October 14, 2016 to obtain input for improvement of the regulations for calculation of the cost of capital to be added to the RAP (Permitted Annual Revenue) of the transmission concession holders.

Considering that MME Ministerial Order 120 specifies that cost of capital is to comprise two portions – Remuneration; and Depreciation (QRR) – the Company, based on the best information available, made the necessary adjustments, arriving at the following values as indemnity:

Regulatory Remuneration Base (BRR) – Dispatch 2181/2016	1,177
Amount of the indemnity received so far	(285)

Net value of the assets for purposes of indemnity	892

Updating in accordance with MME Order 120/16 – IPCA index / Cost of own capital – Period Jan. 2013 to Dec. 2016	913

Total indemnity	1,805

Transmission – Assets remunerated by tariff

For the new assets consisting of improvements and strengthening of facilities implemented by the transmission concession holders, Aneel calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Tariff Regulation Procedures (Procedimentos de Regulação Tarifária, or Proret).

Under the Proret procedure, the revenue established in the Resolutions is payable to the transmission companies as from the date of start of commercial operation of the facilities. In the periods between reviews, the revenues associated with the improvements and strengthening of facilities are provisional. They are then definitively decided in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect backdated to the date of start of commercial operation.

Distribution assets

The Fifth Amendment to the Public Electricity Distribution Service Concession Agreements was signed on December 21, 2015, extending the concessions for a further 30 years, from January 1, 2016 to December 31, 2045. As a result, for determining Financial Assets, the new Amendment signed has been used as a reference, and the portion of Financial assets that will be used during the period of the new concession has been transferred to Intangible assets.

Generation Indemnity receivable

In July 2015 termination dates for several of the plants operated by the Company was reached under Concession Contract 007/97. As from the termination of the concession, the Company held the indemnity rights of the assets not yet depreciated/amortized, as specified in the concession contract referred to. The accounting balances corresponding to these assets, including the Deemed Cost, were transferred from Fixed assets to Financial assets on the date of termination of the concession, and total R$ 547.

Generating plant	Concession expiration date	Installed capacity (MW)	Net balance of assets on Dec. 31, 2016 based on historic cost	Net balance of assets on Dec. 31, 2016 based on deemed cost
Três Marias Hydroelectric Plant	July 2015	396	71	414
Salto Grande Hydroelectric Plant	July 2015	102	10	39
Itutinga Hydroelectric Plant	July 2015	52	4	7
Camargos Hydroelectric Plant	July 2015	46	8	23
Piau Small Hydroelectric Plant	July 2015	18,01	2	9
Gafanhoto Small Hydroelectric Plant	July 2015	14	1	10
Peti Small Hydroelectric Plant	July 2015	9,4	1	8
Dona Rita Small Hydroelectric Plant	Sep. 2013	2,41	1	1
Tronqueiras Small Hydroelectric Plant	July 2015	8,5	2	12
Joasal Small Hydroelectric Plant	July 2015	8,4	1	8
Martins Small Hydroelectric Plant	July 2015	7,7	2	4
Cajuru Small Hydroelectric Plant	July 2015	7,2	4	4
Paciência Small Hydroelectric Plant	July 2015	4,08	1	4
Marmelos Small Hydroelectric Plant	July 2015	4	1	4

		679,70	109	547

As specified in Aneel Normative Resolution 615/2014, the Valuation Opinions proposing the amounts of the indemnity of the assets were delivered to Aneel by December 31, 2015. Based on the discussions and valuations currently in progress, management believes that the amount recorded is the best estimate of indemnity taking into account the information available up to the reporting date of the accounting statements at December 31, 2016.

From the termination of the concession contract until January 4, 2016, the plants were operated by the Company under the Quota regime, with remuneration by a tariff only to cover costs of operation and maintenance of the assets. On January 5, 2016 the plants began to be operated in accordance with the terms of the Auction won by Cemig GT on November 25, 2015 (‘Auction 12/2015’) as described in more detail below:

Concession Grant Fee – Auction 12/2015

Under Provisional Measure 579/2012, enacted as Law 12783/2013, the concessions of 14 plants of Cemig GT (Cajuru, Camargos, Gafanhoto, Itutinga, Joasal, Marmelos, Martins, Paciência, Peti, Piau, Salto Grande, Três Marias, Tronqueiras and Volta Grande), and those of the Jaguara, São Simão and Miranda plants were made subject to acceptance of predefined tariffs, and indemnity of the yet unamortized investments made for each plant. At the time, Cemig GT did not accept the terms for renewal.

In November 2015, Cemig GT took part in Auction 12/2015 and won the concessions of Lot D. This lot comprises 18 plants – for five of which the concession had been previously held by Furnas S.A..

The contract for these plants gives Cemig the concession for their commercial operation for the next 30 years, and requires that: in 2016 the whole of the output will be sold in the Regulated Market, under the Physical Guarantee Quota System (Sistema de Cotas de Garantia Física, or CGF); and in 2017, 70% of the output will be sold in the Regulated Market and 30% in the Free Market.

Cemig’s offer for acquisition of grant of the 30-year concession for the 18 hydroelectric plants was R$ 2,216. Of this fee, 65% was paid on January 4, 2016, and the remaining 35% (initially R$ 776) was paid on July 1, 2016 (updated by the Selic rate to a total payment of R$ 828). The contract was signed by Cemig GT on January 5, 2016.

In June 2016, title to Concession Contracts 08 to 16/2016, relating to the Auction won by Cemig GT on November 25, 2015, was transferred to the related specific-purpose companies (SPCs), wholly-owned subsidiaries of Cemig GT, as follows:

	Balances transferred on May 31, 2016	Monetary updating	Amounts received	Balance at Dec. 31, 2016
Cemig Geração Três Marias S.A.	1,260	192	(169)	1,283
Cemig Geração Salto Grande S.A.	396	60	(53)	403
Cemig Geração Itutinga S.A.	148	25	(23)	150
Cemig Geração Camargos S.A.	110	18	(16)	112
Cemig Geração Sul S.A.	145	26	(24)	147
Cemig Geração Leste S.A.	98	19	(18)	99
Cemig Geração Oeste S.A.	59	12	(11)	60

Total	2,216	352	(314)	2,254

The amount of the concession grant fee was recognized as a financial asset, due to the Company having the unconditional right to receive the amount paid, plus updating by the IPCA Index and remuneratory interest, during the period of the concession.

The changes in Financial assets of the concession related to infrastructure are as follows:

	Transmission	Generation	Distribution	Gas	Total
Balance on December 31. 2013	779	—	5,064	—	5,843

Additions	80	—	—	—	80
Written off	—	—	(19)	—	(19)
Updating of indemnifiable value of assets	420	—	—	—	420
Asset acquired in business combination	—	—	—	656	656
Transfers	(1)	—	844	(656)	187
Amounts received	(6)	—	—	—	(6)
Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession	—	—	55	—	55

Balance on December 31. 2014	1,272	—	5,944	—	7,216

Additions	146	—	—	—	146
Written off	(6)	—	(31)	—	(37)
Transfer from Financial assets to Intangible assets on renewal of concessions	—	—	(7,162)	—	(7,162)
Transfers	(2)	—	808	—	806
Generation Indemnity receivable	—	546	—	—	546
Amounts received	(10)	—	—	—	(10)
Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession	—	—	578	—	578
Updating of indemnifiable value of assets	101	—	—	—	101

Balance on December 31. 2015	1,501	546	137	—	2,184

Additions	54	1	—	—	55
Addition – Grant Fee – Plants	—	2,216	—	—	2,216
Written off	(3)	0	—	—	(3)
Amounts received	(16)	(315)	—	—	(331)
Transfer from Financial to Intangible assets	—	—	71	—	71
Updating of the Concession Grant Fee	—	352	—	—	352
Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession	—	—	8	—	8
Monetary updating	751	—	—	—	751

Balance at December 31, 2016	2,287	2,800	216	—	5,303

b)	CVA Account (Compensation of Portion A items) and Other Financial Components in tariff adjustments

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of extinction of the concession, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included by the Concession-granting power in the total of the indemnity.

The balances on (i) the CVA Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial items in the tariff calculation, refers to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations found are the subject of monetary updating based on the Selic rate and compensated in the subsequent tariff adjustments.

The balances of these financial assets and liabilities are shown below. Please note that in the Interim Accounting Information the balances of each line are presented at net value in assets or liabilities in accordance with the tariff adjustments homologated or to be homologated:

Balances at December 31, 2016	Current		Non-current		Total assets	Total liabilities
	Assets	Liabilities	Assets	Liabilities
Items of ‘Portion A’
Quota for the Energy Development Account (CDE)	203	(145)	—	(100)	203	(245)
Tariff for use of transmission facilities of grid participants	7	—	3	—	10	—
Tariff for transport of electricity provided by Itaipu	8	—	2	—	10	—
Program to encourage alternative sources of electricity – Proinfa	15	—	2	—	17	—
System Service Charges (ESS) and Reserve Energy Charge (EER)	—	(167)	—	(77)	—	(244)
Electricity purchased for resale	1,676	(1,300)	370	(402)	2,046	(1,702)

Other financial components
Overcontracting of supply	—	(137)	—	(23)	—	(160)
Neutrality of Portion A	79	(46)	1	(33)	80	(79)
Other financial items	3	(266)	—	(66)	3	(332)
Tariff Flag balances (1)	—	(14)	—	—	—	(14)

TOTAL	1,991	(2,075)	378	(701)	2,369	(2,776)

(1)	Billing arising from the Tariff Flag System not yet homologated by Aneel.

Balances at December 31, 2015	Current		Non-current		Total assets	Total liabilities
	Assets	Liabilities	Assets	Liabilities
Items of ‘Portion A’
Quota for the Energy Development Account (CDE)	249	—	88	—	337	—
Tariff for use of transmission facilities of grid participants	42	—	3	—	45	—
Tariff for transport of electricity from Itaipu	8	—	3	—	11	—
Program to encourage alternative sources of electricity – Proinfa	5	(1)	2	—	7	(1)
System Service Charges (ESS) and Reserve Energy Charge (EER)	—	(255)	—	(53)	—	(308)
Electricity purchased for resale	2,021	(739)	572	(204)	2,593	(943)

Other financial components
Overcontracting of supply	—	(408)	—	(122)	—	(530)
Neutrality of Portion A	88	(2)	31	—	119	(2)
Other financial items	11	(1)	170	—	181	(1)
‘Tariff Flag’ amounts (1)	—	(158)	—	—	—	(158)

TOTAL	2,424	(1,564)	869	(379)	3,293	(1,943)

(1)	Billing arising from the Tariff Flag System not yet homologated by Aneel.

Balance	Amounts homologated by Aneel in the last tariff adjustment	Amounts to be homologated by Aneel in the next tariff adjustment	2016	2015
Assets	1,444	925	2,369	3,293
Liabilities	(1,046)	(1,730)	(2,776)	(1,943)

	398	(805)	(407)	1,350

This table shows changes in balances of financial assets and liabilities in 2016, 2015 and 2014:

Balance on December 31, 2013	—
New financial assets constituted	1,107

Balance on December 31, 2014	1,107

(+) New financial assets constituted	2,285
(–) Amortization	(581)
(–) Receipt of funds from the ACR Account and from the Centralizing Account for Funds from the Tariff Flag System—CCRBT (1)	(1,529)
(+) Updating – Selic rate	68

Balance on December 31, 2015	1,350

(–) Net constitution of financial assets	(858)
(–) Amortization	(597)
(–) Payments from the Tariff Flag Funds Centralizing Account (1)	(341)
(–) Transfer (2)	(165)
(+) Updating – Selic rate (3)	204

Balance at December 31, 2016	(407)

(1)	See more details in Note 13.
(2)	The financial component constituted to be passed through to the tariff at the next tariff adjustment, arising from judgments (injunctions/provisional remedy) in legal actions challenging part of the amount of the CDE (Energy Development Account) charge, was reclassified to Credits owed by Eletrobras, and will be amortized with counterpart in deductions from the monthly CDE charges to be paid to Eletrobras, in accordance with a Dispatch issued by Aneel in 2016.
(3)	Includes adjustment for homologation of the CVA by Aneel which took place in May 2016.

15.	INVESTMENTS

This table gives a summary of the financial information on the affiliated companies and jointly-controlled enterprises. The information below reflects the percentage of the Company’s equity interest in each item.

	2016	2015
Hidrelétrica Cachoeirão	50	42
Guanhães Energia	—	19
Hidrelétrica Pipoca	32	27
Retiro Baixo	162	148
Aliança Norte (Belo Monte plant through Norte Energia)	527	354
Madeira Energia (Santo Antônio plant through Madeira Energia)	644	676
FIP Melbourne (Santo Antônio plant through Madeira Energia)	677	703
Lightger	42	37
Baguari Energia	162	187
Renova	689	1,527
Aliança Geração	1,319	1,327
Central Eólica Praias de Parajuru	63	63
Central Eólica Volta do Rio	81	85
Central Eólica Praias de Morgado	60	62
Amazônia Energia (Belo Monte plant through Norte Energia)	781	495
Usina Hidrelétrica Itaocara S.A.	3	—
Light	1,070	1,188
TAESA	1,583	2,242
Ativas Data Center	18	—
Epícares Empreendimentos e Participações Ltda	—	—
Luce	344	—
RME	339	—
Companhia Transleste de Transmissão	22	18
Companhia Transudeste de Transmissão	21	18
Companhia Transirapé de Transmissão	24	19
Transchile	—	108
Companhia de Transmissão Centroeste de Minas	21	18
Axxiom Soluções Tecnológicas	19	24
Parati	—	358

Total of investments	8,753	9,745

Ativas Data Center – excess of liabilities over assets of jointly-controlled entity	—	(28)
Guanhães – excess of liabilities over assets of jointly-controlled entity	(59)	—

Total	8,694	9,717

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, and Ativas Data Center, which are affiliated companies in which the Company has significant influence. It was as from the fourth quarter of 2016 that Ativas Data Center became an investee in which Cemig has significant influence.

a) Right to commercial operation of the regulated activity

In the process of allocation of the acquisition price of the jointly-controlled subsidiaries, a valuation was made of the intangible assets relating to the right to operate the regulated activity. This asset is presented jointly with the historic value of the investments in the table above. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

	Dec. 31, 2013	Additions	Amortization	Dec. 31, 2014	Amortization	Dec. 31, 2015	Additions	Amortization	Written off	Dec. 31, 2016
Rosal	6	—	(6)	—	—	—	—	—	—	—
TAESA	452	—	(19)	433	(18)	415	—	(18)	(109)	288
Light	275	—	(22)	253	(22)	231	—	(22)	—	209
Gasmig	24	203	(7)	220	(5)	215	—	(8)	—	207
LUCE	—	—	—	—	—	—	50	(1)	—	49
RME	—	—	—	—	—	—	49	(1)	—	48

	757	203	(54)	906	(45)	861	99	(50)	(109)	801

b) The movement of Investments in the jointly-controlled entities in 2016, 2015 and 2014, is as follows:

	Dec. 31, 2015	Equity method gain (Statement of income)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Sales	Incorporation	Other	Dec. 31, 2016
Companhia Transleste de Transmissão	18	6	—	(2)	—	—	—	—	22
Companhia Transudeste de Transmissão	18	4	—	(1)	—	—	—	—	21
Companhia Transirapé de Transmissão	19	5	—	—	—	—	—	—	24
Transchile	108	2	(23)	—	—	(87)	—	—	—
Companhia de Transmissão Centroeste de Minas	18	5	—	(2)	—	—	—	—	21
Light	1,188	(121)	3	—	—	—	—	—	1,070
Axxiom Soluções Tecnológicas	24	(5)	—	—	—	—	—	—	19
Luce	—	(18)	1	(57)	252	—	166	—	344
RME	—	(20)	—	(58)	247	—	169	1	339
Hidrelétrica Cachoeirão	42	10	—	(2)	—	—	—	—	50
Guanhães Energia (1)	19	(103)	—	—	25	—	—	59	0
Hidrelétrica Pipoca	27	5	—	—	—	—	—	—	32
Madeira Energia (Santo Antônio Plant through Madeira Energia)	676	(71)	—	—	39	—	—	—	644
FIP Melbourne (Santo Antônio Plant through Madeira Energia)	703	(63)	—	—	40	—	—	(3)	677
LightGer	37	5	—	—	—	—	—	—	42
Baguari Energia	187	41	—	(14)	—	—	—	(52)	162
Central Eólica Praias de Parajuru	63	—	—	—	—	—	—	—	63
Central Eólica Volta do Rio	85	(4)	—	—	—	—	—	—	81
Central Eólica Praias de Morgado	62	(2)	—	—	—	—	—	—	60
Amazônia Energia (Belo Monte Plant through Norte Energia)	495	(6)	—	—	292	—	—	—	781
Ativas Data Center (2)	—	(31)	—	—	99	—	—	(50)	18
Parati	358	(24)	1	—	—	—	(335)	—
Taesa	2,242	342	—	(382)	—	(619)	—	—	1,583
Renova (3)	1,527	(372)	19	—	278	—	—	(763)	689
Usina Hidrelétrica Itaocara S.A.	—	—	—	—	3	—	—	—	3
Aliança Geração	1,327	104	—	(112)	—	—	—	—	1,319
Aliança Norte (Belo Monte Plant through Norte Energia)	354	(7)	—	—	180	—	—	—	527
Retiro Baixo	148	16	—	(2)	—	—	—	—	162

Total of investments	9,745	(302)	1	(632)	1,455	(706)	—	(808)	8,753

Ativas Data Center – Uncovered liabilities of jointly-controlled entity	(28)	—	—	—	—	—	—	—	(28)
Guanhães – Uncovered liabilities of jointly-controlled entity	—	—	—	—	—	—	—	(59)	(59)

Total	9,717	(302)	1	(632)	1,455	(706)	—	(867)	8,666

(1)	Transfer to uncovered liabilities.
(2)	The amount of R$ 50 refers to the dilution of shareholding interest arising from subscription of share capital by a new shareholder.
(3)	The amount of R$ 763 refers to the impairment of intangible concession assets resulting from the financial difficulties of Renova.

	2014	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2015
Companhia Transleste de Transmissão	14	8	—	(4)	—	—	18
Companhia Transudeste de Transmissão	13	5	—	—	—	—	18
Companhia Transirapé de Transmissão	13	6	—	—	—	—	19
Transchile	67	5	36	—	—	—	108
Companhia de Transmissão Centroeste de Minas	22	2	—	(6)	—	—	18
Light	1,198	(11)	2	(1)	—	—	1,188
Axxiom Soluções Tecnológicas	23	1	—	—	—	—	24
Hidrelétrica Cachoeirão	34	8	—	—	—	—	42
Guanhães Energia	69	(49)	—	(1)	—	—	19
Hidrelétrica Pipoca	28	2	—	(3)	—	—	27
Madeira Energia (Santo Antônio plant through Madeira Energia)	674	2	—	—	—	—	676
FIP Melbourne (Santo Antônio plant through Madeira Energia)	708	(5)	—	—	—	—	703
Lightger	38	(1)	—	—	—	—	37
Baguari Energia	193	12	—	(18)	—	—	187
Central Eólica Praias de Parajuru	62	2	—	(1)	—	—	63
Central Eólica Volta do Rio	84	2	—	(1)	—	—	85
Central Eólica Praias de Morgado	62	—	—	—	—	—	62
Amazônia Energia (Belo Monte Plant through Norte Energia)	395	(19)	—	(1)	120	—	495
Ativas Data Center	—	(28)	—	—	—	28	—
Epícares Empreendimentos (1)	92	1	—	1	—	(94)	—
Parati	372	3	—	(17)	—	—	358
Taesa	2,188	383	—	(329)	—	—	2,242
Renova	1,538	(25)	15	(1)	—	—	1,527
Aliança Geração	3	107	—	(93)	581	729	1,327
Aliança Norte (Belo Monte Plant through Norte Energia)	—	(13)	—	—	367	—	354
Retiro Baixo	150	(5)	—	—	3	—	148

Total do Investimento	8,040	393	53	(475)	1,071	663	9,745

Ativas Data Center – Uncovered liabilities of jointly-controlled entity	—	—	—	—	—	(28)	(28)

Total	8,040	393	53	(475)	1,071	635	9,717

(1)	The amount of R$ 94 refers to the assets subscribed to constitute Aliança Geração;

	2013	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	2014
Gasmig (1)	577	47	—	(55)	—	(569)	—
Companhia Transleste de Transmissão	29	2	—	(17)	—	—	14
Companhia Transudeste de Transmissão	14	1	—	(2)	—	—	13
Companhia Transirapé de Transmissão	14	—	—	(1)	—	—	13
Transchile	55	2	10	—	—	—	67
Companhia de Transmissão Centroeste de Minas	18	5	—	(1)	—	—	22
Light	1,190	150	(6)	(136)	—	—	1,198
Axxiom Soluções Tecnológicas	8	(1)	—	—	16	—	23
Hidrelétrica Cachoeirão	34	8	—	(8)	—	—	34
Guanhães Energia	69	—	—	—	—	—	69
Hidrelétrica Pipoca	24	5	—	(1)	—	—	28
Madeira Energia (Santo Antônio plant through Madeira Energia) (2)	643	(398)	—	—	429	—	674
FIP Melbourne (Santo Antônio plant through Madeira Energia) (2)	—	10	—	—	698	—	708
Lightger	39	—	—	(1)	—	—	38
Baguari Energia	199	8	—	(14)	—	—	193
Central Eólica Praias de Parajuru	61	2	—	(1)	—	—	62
Central Eólica Volta do Rio	78	6	—	—	—	—	84
Central Eólica Praias de Morgado	61	2	—	(1)	—	—	62
Amazônia Energia (Belo Monte Plant through Norte Energia)	311	(17)	—	—	101	—	395
Ativas Data Center	4	(26)	—	—	—	22	—
Epícares Empreendimentos	103	3	—	(14)	—	—	92
Parati	380	41	(1)	(48)	—	—	372
Taesa	2,250	376	—	(438)	—	—	2,188
Renova	—	(12)	—	—	1,550	—	1,538
Aliança	—	—	—	—	3	—	3
Retiro Baixo	—	(4)	—	—	154	—	150

	6,161	210	3	(738)	2,951	(547)	8,040

(1)	Consolidation of Gasmig began as from October 2014, and as a result the value of the investment, of R$ 569 was eliminated.
(2)	Acquisition of 7.87% interest on Madeira Energia trough FIP Melbourne for R$697,796. Cemig also has a directly-held stockholding interest of 10.00% on Madeira Energia. Cemig made a capital increase of R$429,367 in 2016.

Cemig GT enters into controlling block of Renova

In 2013 Cemig GT’s entered into an Investment Agreement with Renova Energia S.A. (‘Renova’), RR Participações S.A. (‘RR’), Light Energia S.A. (‘Light Energia’) and Chipley SP Participações S.A. (‘Chipley’), governing the entry of Cemig GT, directly or indirectly, into the control block of Renova through subscription of new common shares in Renova. As a result of this transaction, Cemig GT acquired 27.37% interest in Renova Energia S.A. for R$1,550,071 in 2014, which result in recognition of the concession intangible asset of R$855,354.

Acquisition of equity interest

In the process of allocation of the acquisition prices of investments, intangible assets were identified relating to the rights of commercial operation of the regulated activities, and these were supported by economic and financial valuation opinions.

These amounts, adjusted for tax effects, will be amortized, on the straight-line basis, over the remaining periods of the authorizations for operation of each facility.

This table gives the principal information on the subsidiaries and jointly-controlled entities, not adjusted for the percentage represented by the Company’s ownership interest:

Company	Number of shares	2016			2015			2014
		Cemig Interest %	Share capital	Equity	Cemig Interest %	Share capital	Equity	Cemig Interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,838	4,583	100.00	1,838	4,684	100.00	1,700	3,487
Hidrelétrica Cachoeirão	35,000,000	49.00	35	103	49.00	35	83	49.00	35	69,991
Guanhães Energia	137,608,000	49.00	186	—	49.00	138	38	49.00	138	137,608
Hidrelétrica Pipoca	41,360,000	49.00	41	65	49.00	41	54	49.00	41	58,789
Retiro Baixo	222,850,000	49.90	223	264	49.90	223	296	49.90	217	300
Aliança Norte (Usina de Belo Monte)	34,715,961,339	49.00	1,014	1,077	49.00	647	723	—	—	—
Madeira Energia (Usina de Santo Antônio)	9,730,201,137	18.13	10,152	6,419	18.05	9,762	7,642	17.76	9,456	7,782
Lightger	79,078,937	49.00	79	85	49.00	79	76	49.00	79	79
Baguari Energia (1)	26,157,300,278	69.39	187	248	69.39	262	270	69.39	262	279
Renova (2)	360,815,313	34.15	2,856	1,956	27.37	2,526	5,581	27.37	2,568	5,620
Aliança Geração	1,291,582,500	45.00	1,291	1,973	45.00	1,291	2,949	—	—	—
Central Eólica Praias de Parajuru	70,560,000	49.00	71	89	49.00	71	129	49.00	71	127
Central Eólica Volta do Rio	117,230,000	49.00	117	137	49.00	117	174	49.00	117	171
Central Eólica Praias de Morgado	52,960,000	49.00	53	65	49.00	53	127	49.00	53	127
Amazônia Energia (1) (Usina de Belo Monte)	1,039,491,023	74.50	1,116	1,048	74.50	723	665	74.50	563	529
Usina Hidrelétrica Itaocara S.A.	5,677,000	49.00	6	6	—	—	—	—	—	—
Cemig Distribuição	2,359,113,452	100.00	2,362	2,500	100.00	2,362	2,696	100.00	2,262	2,482
Light	203,934,060	26.06	2,226	3,354	26.06	2,226	4,558	26.06	2,226	4,602
Cemig Telecom	397,683,385	100.00	242	192	100.00	225	169	100.00	225	225
Rosal Energia	46,944,467	100.00	47	141	100.00	47	122	100.00	47	121
Sá Carvalho	361,200,000	100.00	37	106	100.00	37	103	100.00	37	107
Gasmig	409,255,483	99.57	665	1,426	99.57	665	1,408	99.57	665	1,437
Horizontes Energia	39,257,563	100.00	39	52	100.00	64	71	100.00	64	70
Usina Térmica Ipatinga	174,281	100.00	0	4	100.00	—	4	100.00	14	24
Cemig PCH	35,952,000	100.00	36	92	100.00	36	85	100.00	31	67
Cemig Capim Branco Energia	87,579,000	—	—	—	100.00	—	—	100.00	88	130
LUCE	1,379,839,905	66.62	438	443	—	—	—	—	—	—
RME	1,365,421,406	66.27	434	440	—	—	—	—	—	—
Companhia Transleste de Transmissão	49,569,000	25.00	50	81	25.00	50	73	25.00	50	54
UTE Barreiro	30,902,000	100.00	31	39	100.00	31	30	100.00	31	29
Companhia Transudeste de Transmissão	30,000,000	24.00	30	85	24.00	30	73	24.00	30	53
Empresa de Comercialização de Energia Elétrica	486,000	100.00	—	20	100.00	—	9	100.00	—	9
Companhia Transirapé de Transmissão	22,340,490	24.50	22	98	24.50	22	79	24.50	22	56
Transchile	—	—	—	—	49.00	237	221	49.00	161	135
Efficientia	6,051,994	100.00	6	5	100.00	6	6	100.00	6	5
Cemig Comercializadora de Energia Incentivada	1,000,000	100.00	1	2	100.00	5	6	100.00	5	5
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28	42	51.00	28	34	51.00	28	41
Cemig Trading	1,000,000	100.00	1	29	100.00	—	30	100.00	—	31
Axxiom Soluções Tecnológicas	17,200,000	49.00	47	39	49.00	47	49	49.00	17	48
Parati	1,432,910,602	—	—	—	25.00	1,433	1,431	25.00	1,433	1,481
TAESA	1,033,496,721	31.54	3,042	4,308	43.36	3,042	5,171	43.36	3,042	5,045

(1)	Control shared under a Shareholders’ Agreement.
(2)	Due to the increase in the equity interest in Renova, there was a loss item of R$2 million reflecting the fact that Renova reported a loss for the year 2016.

On December 31, 2016, the current liabilities of some indirectly jointly-controlled entities were higher than their current assets, as follows:

Guanhães Energia: This was mainly due to issuance of the second series of the sixth commercial Note issue with short-term maturity. The management of Guanhães Energia has obtained funding from the financial market and from the shareholders, allocating it principally to management of its cash for working capital, investments and financial commitments.

Light: On December 31, 2016, Light had a negative working capital balance of R$ 1,259 (R$ 423 on December 31, 2015). The operational cash flow of Light has been improving during the year due to the tariff adjustments obtained during the year ended December 31, 2015, its operational performance in 2016, reduction of investments in 2016, and the improvement of the hydrological situation. Additionally, Light has been negotiating renewal of short-term loans and financings and lengthening of its debt profile, and also expects higher operational cash flow following the tariff review. Management believes that success in these steps will reverse the current scenario of negative net working capital. It can also be noted that Light has reported positive consolidated operational cash flow from operations of R$ 1,118 in 2016 (and R$ 979 in 2015 and R$585 em 2014), which has enabled it to amortize loans, financings and debentures in the amount of R$ 319 in the year ended December 31, 2016. (In 2015 it raised funding of R$ 160.) Further, on March 14, 2017, Aneel approved the result of the fourth Periodic Tariff Review (‘RTP’) of the subsidiary Light SESA, which resulted in an average increase of 10.45% in electricity bills from March 15, 2017, ensuring renewed economic and financial balance for the distribution company.

Madeira Energia (‘Mesa’): The excess of current liabilities over current assets, equal to R$ 1,611 in 2016 (R$543 in 2015), arises mainly from the account lines Suppliers, Other liabilities, Loans and financings, and Contingency provisions. To deal with the situation of negative working capital, Mesa has the benefit of a favorable decision by Aneel to revert, in liabilities, the FID (Availability Factor) account, and release of funds from the debt servicing reserve account which will be replaced by a bank guarantee, with generation of operational cash flow and, if necessary, injections of funds to be made by the shareholders.

Renova Energia: In the year ended December 31, 2016, Renova Energia reported a loss of R$ 1,101 in 2016 (R$ 93 in 2015), and on that date its current liabilities exceeded its current assets by R$ 3,211 in 2016 (R$ 946 in 2015) (consolidated). Further, Renova Energia has reported negative operational cash flow. The main reasons for this scenario are: (i) transactions to purchase supply of electricity, to honor commitments related to the delays in wind farms coming into operation; (ii) significant investments that are being allocated in the construction of the Alto Sertão III wind farm complex; (iii) delay in release of the long-term financing agreement with the BNDES; (iv) certain long-term financings being reclassified as current due to some ratios in covenants not being achieved, and waivers from creditors not being obtained, in 2016; and (iv) losses arising from the transaction with Terraform.

The management of Renova Energia is taking a range of measures to rebalance its liquidity and cash flow structure. These actions include: sale of certain assets; reduction of the administrative and operational structure, reducing administrative costs; financial support from shareholders, contracting of a long-term financing with the Brazilian Development Bank (BNDES); postponement of certain projects, to balance cash flow; requests to creditors for waivers, which will make possible reclassification of the debt to non-current, ensuring liquidity. The Management of Renova Energia believes that with the success of these measures it will be possible to recover economic and financial equilibrium and the Company’s liquidity.

Aliança Geração: This was mainly due to lending transactions with short maturities. Management of Aliança Geração has been taking steps to improve its financial structure and working capital.

The following table provides summarized financial information of the Company’s equity investees in 2016, 2015 and 2014:

2016	Parati	Transleste	Transirapé	Centroeste	Transudeste	Luce	RME	Light	Taesa	Axxiom	Aliança Norte
Assets
Current	12	50	41	61	32	6	3	3,612	1,955	66	2
Cash and cash equivalents	8	3	2	20	4	—	—	668	102	9	2
Non-current	1,327	123	122	1	78	437	437	10,718	6,456	13	1,075

Total assets	1,339	173	163	62	110	443	440	14,330	8,411	79	1,077
	—	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	—	—	—
Current	—	28	33	5	22	—	—	4,871	1,074	32	—
Suppliers	—	—	—	—	—	—	—	1,342	37	1	—
Loans and financings – Current	—	18	19	3	19	—	—	15,568	9	10	—
Non-current	—	63	32	15	3	—	—	6,105	3,029	8	—
Equity	1,339	82	98	42	85	443	440	3,354	4,308	39	1,077

Total liabilities	1,339	173	163	62	110	443	440	14,330	8,411	79	1,077
	—	—	—	—	—	—	—	—	—	—	—
Statement of income	—	—	—	—	—	—	—	—	—	—	—
Net sales revenue	—	34	45	13	22	—	—	9,645	1,391	57	—
Cost of sales	—	(2)	(19)	(2)	(1)	—	—	(8,042)	(149)	(64)	—
Depreciation and amortization	—	—	—	(1)	—	—	—	(452)	(1)	(2)	—

Gross profit	—	32	26	11	21	—	—	1,603	1,242	(7)	—
General and administrative expenses (SG&A):	(6)	—	(1)	—	(1)	(1)	(1)	(753)	(107)	(8)	(2)
Financial revenues	4	2	1	4	1	—	1	148	58	1	—
Financial expenses	(60)	(11)	(5)	(3)	(4)	(41)	(41)	(1,281)	(223)	—	(7)

Operational profit	(62)	23	21	12	17	(42)	(41)	(283)	970	(14)	(9)
Income tax and the Social Contribution tax	—	(2)	(2)	(1)	(1)	—	—	(30)	(108)	5	—

Net profit for the year	(62)	21	19	11	16	(42)	(41)	(313)	862	(9)	(9)

Other comprehensive income for the year
Net profit for the year	(62)	21	19	11	16	(42)	(41)	(313)	862	(9)	(9)
Gain (loss) on conversion of financial statements	—	—	—	—	—	—	—	(86)	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	—	—	—	—	—

Comprehensive income for the year	(62)	21	19	11	16	(42)	(41)	(399)	862	(9)	(9)

2016	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Parajuru	Morgado	Volta do Rio	LightGer	Amazônia Energia	Aliança Geração
Assets
Current	43	45	16	1,520	20	30	136	38	24	37	35	—	388
Cash and cash equivalents	40	11	1	58	17	19	36	18	17	27	32	—	147
Non-current	86	220	65	23,557	98	377	5,765	128	142	245	152	1,048	2,512

Total assets	129	265	81	25,077	118	407	5,901	166	166	282	187	1,048	2,900
	—	—	—	—	—	—	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Current	9	12	191	3,131	8	25	3,347	19	27	37	16	—	592
Suppliers	2	6	—	662	—	1	547	1	1	1	6	—	101
Non-current	17	5	11	15,527	45	118	598	58	74	108	86	—	335
Equity	103	248	(121)	6,419	65	264	1,956	89	65	137	85	1,048	1,973

Total liabilities	129	265	81	25,077	118	407	5,901	166	166	282	187	1,048	2,900
	—	—	—	—	—	—	—	—	—	—	—	—	—
Statement of income	—	—	—	—	—	—	—	—	—	—	—	—	—
Net sales revenue	34	65	—	2,803	25	62	484	27	22	29	36	—	804
Cost of sales	(10)	(12)	—	(1,845)	(6)	(29)	(454)	(17)	(17)	(27)	(17)	—	(314)
Depreciation and amortization	(3)	(9)	—	(673)	(3)	(9)	(93)	(10)	(10)	(17)	(11)	—	(125)

Gross profit	24	53	—	958	19	33	30	10	5	2	19	—	490
General and administrative expenses (SG&A)	—	(1)	—	(146)	(2)	—	(41)	(1)	(1)	(2)	(1)	(1)	(58)
Impairment of PP&E	—	—	—	—	—	—	(281)	—	—	—	—	—	—
Adjustment for losses on investment	—	—	—	—	—	—	(455)	—	—	—	—	—	—
Financial revenues	4	15	—	146	2	2	16	3	3	5	3	—	46
Financial expenses	(3)	(1)	(208)	(1,552)	(6)	(15)	(424)	(7)	(10)	(15)	(10)	(8)	(58)

Operational profit	25	66	(208)	(594)	13	20	(1,155)	5	(3)	(10)	11	(9)	420
Income tax and the Social Contribution tax	(2)	(7)	—	(23)	(2)	(3)	54	(2)	1	3	(3)	—	(127)

Net profit for the year	23	59	(208)	(617)	11	17	(1,101)	3	(2)	(7)	8	(9)	293
Comprehensive income for the year
Net profit for the year	23	59	(208)	(617)	11	17	(1,101)	3	(2)	(7)	8	(9)	293
Gain (loss) on conversion offinancial statements	—	—	—	—	—	—	(182)	—	—	—	—	—	—

Other comprehensive income for the year	23	59	(208)	(617)	11	17	(1,283)	3	(2)	(7)	8	(9)	293

2015	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Aliança Norte	Cachoeirão
Assets
Current	59	47	34	58	32	39	3,976	2,082	74	1	28
Cash and cash equivalents	46	8	6	16	6	36	447	132	7	1	23
Non-current	1,408	128	114	1	81	299	11,818	7,574	14	726	89

Total assets	1,467	175	148	59	113	338	15,794	9,656	88	727	117

Liabilities
Current	36	18	20	4	17	21	4,399	1,008	34	—	10
Suppliers	—	—	—	—	—	—	1,450	34	2	—	2
Loans and financings – current	—	6	3	2	—	10	1,629	628	5	—
Non-current	—	84	49	21	23	96	6,838	3,477	5	4	24
Equity	1,431	73	79	34	73	221	4,557	5,171	49	723	83

Total liabilities	1,467	175	148	59	113	338	15,794	9,656	88	727	117

Statement of Income
Net sales revenue	—	33	34	14	22	28	1,222	1,973	66	—	30
Cost of sales	—	(4)	(13)	(4)	(2)	(10)	(460)	(287)	(59)	—	(14)
Depreciation and amortization	—	—	—	(1)	—	(9)	(412)	(15)	(1)	—	(3)

Gross profit	—	29	21	10	20	18	762	1,686	7	—	16
General and administrative expenses	—	—	—	—	—	—	(91)	—	(6)	—	—
Net financial revenue (expenses)	11	(9)	(5)	(3)	(5)	(6)	(672)	(562)	—	(27)	(1)
Financial revenues	48	2	1	2	1	—	1,371	769	1	—	2
Financial expenses	(37)	(11)	(6)	(5)	(6)	(6)	(2,043)	(1,331)	(1)	(27)	(3)

Operating profit	11	20	16	7	15	12	(1)	1,124	1	(27)	15
Income tax and Social Contribution tax	—	(2)	(1)	(1)	(1)	—	(40)	(241)	—	—	(2)

Net profit for the year	11	18	15	6	14	12	(41)	883	1	(27)	13

Comprehensive income for the year
Net profit for the year	11	18	15	6	14	12	(41)	883	1	(27)	13
Actuarial gain (loss)	1	—	—	—	—	—	8	—	—	—	—

Other comprehensive income for the year	12	18	15	6	14	12	(33)	883	1	(27)	13

2015	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Parajuru	Morgado	Volta do Rio	Lightger	Amazônia Energia	Aliança Geração
Assets
Current	72	2	1,608	13	10	551	21	31	46	23	—	243
Cash and cash equivalents	9	1	300	—	1	66	12	12	20	14	—	70
Non-current	220	248	23,754	101	443	8,425	192	209	290	161	666	3,093

Total assets	292	250	25,362	114	453	8,976	213	240	336	184	666	3,336

Liabilities
Current	16	212	2,151	10	25	1,497	18	28	36	14	—	113
Suppliers	6	—	384	—	6	570	—	—	1	4	—	36
Non-current	6	—	15,569	50	132	1,898	66	85	126	94	—	274
Equity	270	38	7,642	54	296	5,581	129	127	174	76	666	2,949

Total liabilities	292	250	25,362	114	453	8,976	213	240	336	184	666	3,336

Statement of Income
Net sales revenue	59	—	2,605	22	53	458	31	34	47	32	—	797
Cost of sales	(46)	—	(1,103)	(11)	(40)	(5)	(16)	(18)	(28)	(25)	—	(442)
Depreciation and amortization	(9)	—	(471)	(3)	(9)	(4)	(10)	(10)	(17)	(10)	—	(69)

Gross profit	13	—	1,502	11	13	453	15	16	19	7	—	355
General and administrative expenses	—	(86)	(816)	(2)	(11)	—	(5)	(6)	(2)	(1)	(2)	(69)
Net financial revenue (expenses)	9	(14)	(967)	(3)	(13)	(355)	(5)	(8)	(11)	(7)	(23)	(18)
Financial revenues	10	—	950	2	1	41	2	2	3	2	—	9
Financial expenses	(1)	(14)	(1,917)	(5)	(14)	(396)	(7)	(10)	(14)	(9)	(23)	(27)

Operating profit	22	(100)	(281)	6	(11)	98	5	2	6	(1)	(25)	268
Income tax and Social Contribution tax	(5)	—	266	(1)	1	(191)	(1)	(1)	(2)	(2)	—	(30)

Net profit for the year	17	(100)	(15)	5	(10)	(93)	4	1	4	(3)	(25)	238

Comprehensive income for the year
Net profit for the year	17	(100)	(15)	5	(10)	(93)	4	1	4	(3)	(25)	238
Gain (loss) on conversion of financial statements	—	—	—	—	—	54	—	—	—	—	—	—

Other comprehensive income for the year	17	(100)	(15)	5	(10)	(39)	4	1	4	(3)	(25)	238

2014	Parati	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom	Ativas	Epícares
Assets
Current	125	47	35	67	30	24	2,466	2,292	70	40	31
Cash and cash equivalents	42	7	7	19	4	22	506	329	9	16	14
Non-current	1,390	121	101	—	80	208	12,141	7,197	13	71	157

Total assets	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Liabilities
Current	34	6	16	8	12	15	2,963	940	26	59	1
Suppliers	—	—	3	—	—	—	1,945	53	2	5	—
Loans and financings – current	—	—	—	—	—	—	580	723	—	—	—
Non-current	—	108	64	18	45	82	7,042	3,504	9	79	2
Equity	1,481	54	56	41	53	135	4,602	5,045	48	(27)	185

Total liabilities	1,515	168	136	67	110	232	14,607	9,489	83	111	188

Statement of Income
Net sales revenue	—	30	52	14	20	20	9,223	1,924	57	26	41
Cost of sales	—	(4)	(34)	(4)	(2)	(13)	(7,798)	(295)	(54)	(29)	(15)
Depreciation and amortization	—	—	—	—	—	(5)	(415)	(3)	1	7	8
Gross profit	—	26	18	10	18	7	1,425	1,629	3	(3)	26
General and administrative expenses	(6)	—	—	—	—	—	(163)	(29)	—	(10)	(12)
Net financial revenue (expenses)	143	(5)	(4)	—	(5)	(3)	(325)	(469)	(1)	(14)	1
Financial revenues	143	1	1	2	1	—	577	276	1	2	1
Financial expenses	—	(6)	(5)	(2)	(6)	(3)	(902)	(745)	(2)	(16)	—
Operating profit	137	21	14	10	13	4	937	1,131	2	(27)	15
Income tax and Social Contribution tax	(2)	(13)	(12)	(1)	(9)	(1)	(273)	(239)	—	—	(2)

Net profit for the year	135	8	2	9	4	3	664	892	2	(27)	13

Comprehensive income for the year
Net profit for the year	135	8	2	9	4	3	664	892	2	(27)	13
Gain (loss) on translation	—	—	—	—	—	19	—	—	—	—	—
Actuarial gains (losses)	—	—	—	—	—	—	(17)	—	—	—	—

Other comprehensive income for the year	135	8	2	9	4	22	647	892	2	(27)	13

2014	Cachoeirão	Baguari Energia	Guanhães Energia	Madeira Energia	Pipoca	Retiro Baixo	Renova	Parajuru	Morgado	Volta do Rio	Lightger	Amazônia Energia
Assets
Current	23	96	34	1,477	19	12	847	15	27	41	21	—
Cash and cash equivalents	19	15	27	241	13	3	596	4	4	4	16	—
Non-current	91	228	511	22,151	104	453	8,402	204	223	304	170	529

Total assets	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Liabilities
Current	14	39	407	1,961	7	20	656	17	22	26	10	—
Suppliers	2	9	1	1,282	—	—	130	2	2	2	1	—
Loans and financings – current	—	—	—	406	—	—	—	—	—	—	—	—
Non-current	30	6	—	13,885	57	145	2,973	75	101	148	102	—
Equity	70	279	138	7,782	59	300	5,620	127	127	171	79	529

Total liabilities	114	324	545	23,628	123	465	9,249	219	250	345	191	529

Statement of Income
Net sales revenue	30	56	—	1.858	25	55	163	27	35	55	32	—
Cost of sales	(10)	(46)	—	(3.194)	(9)	(29)	(141)	(13)	(16)	(25)	(24)	—
Depreciation and amortization	(3)	(9)	—	(296)	(3)	(3)	(31)	(9)	(10)	(17)	(11)	—
Gross profit	20	10		(1.336)	16	26	22	14	19	30	8
General and administrative expenses	(1)	—	—	(202)	(1)	(4)	(14)	(4)	(5)	(5)	—	(23)
Net financial revenue (expenses)	(1)	8	—	(602)	(3)	(26)	(45)	(5)	(8)	(11)	(6)	—
Financial revenues	2	9	—	57	1	1	24	1	1	1	2	—
Financial expenses	(3)	(1)	—	(659)	(4)	(27)	(69)	(6)	(9)	(12)	(8)	—
Operating profit	18	18		(2.140)	12	(4)	(37)	5	6	14	2	(23)
Income tax and Social Contribution tax	(2)	(6)	—	5	(1)	(2)	(6)	(1)	(1)	(1)	(2)	—

Net profit for the year	16	12		(2.135)	11	(6)	(43)	4	5	13		(23)

Comprehensive income for the year
Net profit for the year	16	12	—	(2.135)	11	(6)	(43)	4	5	13	—	(23)

Other comprehensive income for the year	16	12	—	(2.135)	11	(6)	(43)	4	5	13	—	(23)

Investments in jointly controlled entities and affiliated companies

Investment in the Santo Antônio Hydroelectric Plant, through Madeira Energia S.A. (Mesa) and FIP Melbourne

The Company has direct and indirect investments in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 1,321 on December 31, 2016 (R$1,379 in 2015).

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring establishment costs related to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment asset constituted by these expenditures totaled R$ 22,440 (consolidated) on December 31, 2016, and this amount, according to financial projections prepared by its management, is to be absorbed by future revenues generated as from January, 2017, when all the generator rotors of that entity came into operation.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of Madeira Energia S.A. and certain executives of those other indirect shareholders.

Arbitration proceedings

In 2014, SAAG Investimentos S.A. (SAAG) and Cemig GT opened arbitration proceedings, in camera, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$ 750 partially destined to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of investigative quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, able to be offset, in an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$ 750, relating to certain credits owed to Mesa by CCSA, on the grounds that these credits, under an express contractual provision, are owed in their entirety. Posting of this impairment contributed to Mesa’s situation of negative Net working capital on December 31, 2016, as described above.

The shareholders SAAG and Cemig GT successfully filed an action for provisional remedy for exercise of the right of first refusal to subscribe the additional portion of the capital of Mesa, in the amount of R$ 175, that was approved in the Extraordinary General Meeting of Stockholders of Mesa held on October 21, 2014. The judgment also suspended all the effects of the decisions as they relate to SAAG and Cemig GT and to their interests in Mesa, including in relation to the dilution and the penalties specified in the shareholders’ Agreement of Mesa.

In 2016 the arbitration judgment given by the Market Arbitration Chamber recognized in full the right of Cemig and SAAG, and ordered annulment of the acts being impugned. SAAG and CEMIG are in the process of adopting measures to implement the decision referred to.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia and Aliança Norte are shareholders in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará.

Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in Nesa of 11.74%.

Nesa will still require significant funds for costs of organization, development and pre-operational costs for completion of the plant. According to estimates and forecasts these costs will be repaid by the revenues from future operations.

On April 7, 2015, Nesa was awarded interim judgment ordering Aneel to “abstain, until hearing of the application for an injunction made in the origin case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not coming into operation on the date established in the original timetable for the project, including those specified in an Aneel Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant”. The amount of the estimated loss in Belo Monte up to December 31, 2016 is R$ 74.

Based on this injunction, all records and the accounting provisions inherent to compliance with the requirements of the concession contract were suspended, but Aliança Norte Energia continues to purchase electricity on the spot market to avoid any future penalties.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of Norte Energia S.A. and certain executives of those other shareholders.

Any changes in the existing scenario will have their impacts reflected in the financial statements.

Summary of the conclusions of the independent investigation

Centrais Elétricas Brasileiras S.A. (‘Eletrobras’) owns an equity interest of 49.98% in Nesa, and has contracted a specialized law office to carry out an independent internal investigation for the purpose of finding any irregularities that may have taken place in projects in which it has an equity interest, including NESA. The motive for this procedure was investigations that were being carried out by the Public Attorneys’ Office on irregularities involving some of the contractors and suppliers in investments where Eletrobras was a shareholder, including the company Nesa.

The final reports of the independent internal investigation include certain findings with estimated impacts on the financial statements of Nesa. It was found that certain contracts with some contractors and suppliers of the Belo Monte Hydroelectric Plant contain impacts estimated at 1% of the price of a contract, and other estimates of certain fixed amounts, to include bribes and activities of manipulation of bids considered to be of an unlawful nature.

Based on the conclusions and results identified in the independent internal investigation, the management of NESA referred to IAS 16 – Assets and Equipment, and concluded that the amount of R$ 183, attributable to possible overinvoicing, bribes and/or fraudulent bids or activities considered to be of an unlawful nature should not have been included in the historic cost of its assets, because such amounts would not have been necessary to establish the assets at the location and in the condition necessary for their functioning.

The management of Nesa also concluded that it was impracticable to attempt precisely to identify the periods of the prior financial statements in which the excess of capitalized costs might have occurred, due to the fact that the information made available by the independent internal investigation does not individually specify the contracts, payments ad reporting periods in which these excesses could have occurred. It is also emphasized that the alleged undue payments were not made by Nesa, but by contractors and suppliers of the Belo Monte hydroelectric plant, which also impeded identification of the precise amounts and period of the payments.

Thus, Nesa applied the procedure specified in IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, making adjustments for the estimated amounts of the excesses of capitalized costs, in a total of R$ 183, referring to illegal payments in the financial statements at December 31, 2015, due to the impracticability of identifying the adjustments for each previous period affected.

As a result of the adjustment made by NESA, on December 31, 2015 Cemig recognized an adjustment in the amount of R$ 23, in Investments with counterpart in the account Gain (loss) in subsidiaries by the equity method. Of this total, R$ 21 arises from the adjustment made by Cemig GT, and R$ 2 arises from the adjustment made by Light S.A., in accordance with the specifications of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Investment in Guanhães Energia S.A. – Adjustment for impairment

Based on analysis of the cash flow expected for the investment, Guanhães Energia made an adjustment for impairment of value in the amount of R$ 139. The effect of this in the accounts of Cemig GT was an expense of R$ 68, corresponding to its 49% interest in Guanhães, and this was recognized in the statement of income by the equity method, on December 31, 2016.

Investment in Renova

Option contract

On September 18, 2015 a contract was signed giving Renova the option to sell to SunEdison, on or after March 31, 2016, up to 7,000,000 shares in TerraForm Global, which Renova had received under the agreement governing the first phase of the transaction for sale and exchange of assets.

The exercise price of this option was set at R$ 50.48 or US$15.00 at the exchange rate of the day, at SunEdison’s choice. The contract also gave SunEdison an option to buy the same 7 million shares in TerraForm Global on the same terms.

Renova also reported that it had notified SunEdison and TerraForm Global of its intention to exercise its option to sell 7 million shares in TerraForm Global owned by Renova, as specified by contract and publicly stated in a Material Announcement published by Renova on September 18, 2015.

In April 2016 there was a restructuring of the Company’s capital, which altered Cemig GT’s equity interest in the company.

On April 21, 2016, SunEdison applied for Chapter 11 protection in the United States.

On June 1, 2016, the period for payment of the option by SunEdison expired.

Renova priced the option using the Black-Scholes-Merton mathematical model, the future expectation for the exchange rate, and credit risk.

In the first half of 2016 Renova recognized a loss of R$ 111, for the variation in the price of the option, taking credit risk into account. In addition it recognized a loss of R$ 63 relating to the extinction of the option, and opened arbitration proceedings seeking, among other items, indemnity for losses.

The figures above refer to the full impact on the financial statements of Renova. The effect for Cemig was proportional to its 34.15% interest in the investee, valued by the equity method at R$ 60.

Investment in TerraForm – pricing of the shares

Renova Energia has investments in Class A shares (GLBL) in TerraForm (‘the TERG Shares’), recorded as financial assets available for sale. Renova Energia adopts this designation because the nature of the investment is not included in any of the other categories of financial instrument (loans, accounts receivable, investments held to maturity, or financial assets at fair value through profit or loss). The asset is classified, in Renova Energia, as a non-current asset under the line Investments and is recorded at fair value, based on the market price on a stock exchange (Nasdaq). Under the policy of Renova Energia, gains and losses arising from variation in stock prices are posted directly in Equity under Other comprehensive income. Considering the volatility of the prices of the TERG Shares, Renova Energia evaluates, quarterly, whether there is objective evidence of impairment of these financial assets, that is to say, the management of Renova Energia evaluates whether the fall in the market value of the TERG Shares should be considered ‘significant’ or ‘prolonged’. This evaluation calls for a judgment based on a Renova Energia policy, prepared according to practices used in the Brazilian and international markets, and consists of analysis, instrument by instrument, based on quantitative and qualitative information available in the market as from the moment that an instrument shows a fall in its market value of 20% or more (a ‘Significant Fall’) or a fall smaller than a Significant Fall, but greater than 5% of its market value in comparison with its acquisition cost for more than 12 months (a ‘Prolonged Fall’). If a Significant Fall or a Prolonged Fall in the market value of the instrument is found, the corresponding accumulated portion previously classified in Other comprehensive income will be posted in the Profit and loss account as an impairment.

Impairments, previously recognized in the Profit and loss account, are not reversed through the profit and loss account. Any increase in fair value after an impairment is recognized in Other comprehensive income.

In 2016 the negative adjustments in the fair values that took place in the first and fourth quarter in the amount of R$ 281 (impact in Cemig: R$ 96) were recognized in the income statement; and the positive adjustment of R$ 99 (impact for Cemig: R$ 34), referring to the second and third quarters, was recognized in Other comprehensive income in Renova Energia.

Rescission of share purchase agreement

On April 1, 2016 Renova Energia S.A. (‘Renova’) informed its shareholders and the market in general that the share purchase agreement for sale to TerraForm Global, Inc. of the assets of the Espra Project (‘the Espra Contract’) owned by Renova had been canceled. Thus the assets of the Espra project, comprising three small hydroelectric plants (SHPs), which placed generation contracts under the Proinfa regime, with aggregate installed capacity of 41.8 MW, remain in the Company as part of Renova’s portfolio of operational assets. As a result of the cancellation, TerraForm Global paid Renova a penalty payment of R$ 36 on April 1, 2016 (effect in Cemig: R$ 12).

The Espra Contract was included in the first phase of the transaction with TerraForm Global and SunEdison, Inc. (‘SunEdison’), announced on July 15, 2015.

Adjustment for impairment

Renova carried out studies to value the balance of PP&E assets in relation to the generation of economic benefits expected from those assets at December 31, 2016, and made an adjustment for impairment of assets in the amount of R$ 264 (impact on Cemig R$ 90), This was recognized in a specific account line in the statement of income for 2016. This result arose from projection of cash flow of these assets, discounted, at December 31, 2016.

Cemig had reported in its financial statements the net amount of R$ 763 for goodwill on the concessions, calculated at the time of the injections of capital into Renova. As a result of the studies on impairment related to discounted cash flow of the investee, management of Cemig GT judged it to be necessary to make a full adjustment of the amount referred to, in the statement of income for 2016.

Investment in Light through Parati, RME and Lepsa

Corporate reorganization of Parati

In 2016 the shareholders decided to put in place a series of measures to simplify the stockholding structure of the Parati group, as follows:

•	Extinction of Redentor Energia S.A., through reverse absorption by Rio Minas Energia Participações S.A. (‘RME’);

•	Total split of Parati, with absorption by RME and Luce Empreendimentos e Participações S.A. (‘LEPSA’) of the separated assets and liabilities;

•	Extinction of Parati, through reverse absorption by RME and LEPSA;

In November 2016, RME and LEPSA declared an aggregate total of R$ 463 in dividends, using retained earnings reserves from prior years. In the same month both companies called for an aggregate capital subscription of R$ 446, which was paid up exclusively by Cemig.

As a result of these alterations, Cemig had the following stockholdings:

•	In RME: 50.00% of the common shares and 50.00% of the preferred shares, representing 66.27 of the total share capital.

•	In Lepsa: 50.00% of the common shares and 50.00% of the preferred shares, representing 66.62 of the total share capital.

Exercise of put option

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) Notice of Intention to Exercise a Put Option, informing irrevocable exercise of BTG Pactual’s right to sell to Cemig 153,634,195 preferred shares held by Pactual in Parati (‘Shares subject of the Put Option’).

In October 2016, due to the extinction of Parati, the Put Option was divided between RME and Lepsa in the proportion of 50% each, with all the conditions of the original Put Option being maintained, except the items modified in the amendments, including alteration to their bylaws.

On November 30, 2016, Cemig paid R$ 222 for the portion of BTG Pactual in RME and LEPSA, under exercise of the first ‘window’ of the put.

Further details of the put option are given below in this Note.

Disposal of shares in Taesa owned by Cemig

On September 29, 2016, Taesa published announcement of commencement of a secondary public offering with restricted placement efforts, for placement of certificates of deposit of nominal, book-entry shares without par value, each representing one common and two preferred nominal, book-entry shares without par value, free and unencumbered by any lien or charge (‘Units’), issued by Taesa and owned by Fundo de Investimentos em Participações Coliseu (FIP Coliseu), and Cemig.

The offering comprised secondary public distribution, with restricted placement efforts, of 65,702,230 Units owned by the Vendor shareholders, at the price of R$ 19.65 per Unit, resulting in a total amount of R$ 1,291. The offering transaction was settled on October 24, 2016.

Since this was a public offering with restricted efforts exclusively for secondary distribution, there was no inflow of funds to Taesa. The Vendor shareholders received all of the proceeds from the sale of the Units net of the costs of the offering, i.e. a total of R$ 1,276, and of this total R$ 791 was received by Cemig, representing a gross gain of R$ 181. Cemig recognized this in its Income Statement in October 2016.

Investment Agreement for subscription of capital in Ativas

On August 25, 2016, Cemig Telecom S.A., a wholly-owned subsidiary of Cemig, signed an investment agreement with Sonda Procwork Outsourcing Informática Ltda., a member of the Chilean group Sonda S.A., for subscription of capital in Ativas Data Center, in partnership with Ativas Participações S.A., a company controlled by the Asamar Group.

Sonda is the leading company providing IT services in Latin America, with a presence in 10 countries, and 17,000 employees.

On October 19, 2016, after the conditions precedent specified in the Investment Agreement had been complied with, the transaction was completed.

Sonda, through providing cash of R$ 114, became the holder of a 60% equity interest in Ativas, with Cemig Telecom holding 19.6%, and Ativas Participações holding 20.4% of the company’s total capital. This represented a gain of R$ 25 in the financial statements of Cemig Telecom.

Disposal of interest related to Transchile

On September 12, 2016, Cemig signed an agreement for sale of the whole of its stockholding interest relating to Transchile Charrúa Transmisión S.A. – corresponding to 49% of the share capital – to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., for US$57. On October 6, 2016, all of the shares in Transchile Charrúa Transmisión S.A. held by Cemig, corresponding to 49% (forty nine percent) of the total capital, were transferred to Ferrovial Transco Chile SpA., a company controlled by Ferrovial S.A., and the sale completed in the amount of R$180, representing a gross gain of R$ 94.

Put options

In the calculation of the fair value of the option based on the BSM model, the following variables are taken into account: exercise price of the option; closing price of the underlying asset on December 31, 2016; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options is in the measurement of the closing price and the volatility of the underlying asset.

Put options for shares in Parati

Cemig granted to Fundo de Participações Redentor, which is a shareholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

The Equity Fund owns common and preferred shares in Light, and at present exercises joint control, with the Company, over the activities of that company. This being so, this option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

For the purposes of determination of the method to be used in measuring the fair value of this option, the Company, up to the first quarter of 2016, observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company had adopted the discounted cash flow method for measurement of the fair values of the shares. Up to March 31, 2016, the fair value of this option was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the effective rate of 7.5% p.a. (discounting inflation effects). As a result of the changes in the shareholders’ Agreement of Parati in the second quarter of 2016, described below, with consequences for the conditions and periods for exercise of the put option, the Company then began to use the Black-Scholes-Merton method for measurement of the fair value of the options.

In the second quarter of 2016 Amendments were signed to the shareholders’’ Agreement of Parati. The principal changes arising from these amendments are as follows:

1)	The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be May 31, 2016, was postponed, to two separate exercise dates:

a)	First option exercise window: The intention to exercise may be stated by any direct shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct shareholders, up to September 23, 2016, inclusive, and shall cover only preferred shares in Parati, up to a limit of 153,634,195 shares, representing 14.30% of the total shares in Parati held by the other direct shareholders. Cemig had to make payment by November 30, 2016.

b)	Second payment window: The intention to exercise may be stated by any direct shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct shareholders, up to September 23, 2017, inclusive, and may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. Cemig must make payment by November 30, 2017.

2)	The Put Option may now be exercised not only by FIP Redentor, but also by the direct shareholders of Parati, including but not limited to the unit holders of FIP Redentor, and/or their affiliates, who shall become holders of a Put Option and/or of the rights arising therefrom, under which each one of the direct shareholders shall individually have the right to sell any shares in Parati that they own.

3)	Conditions were included for bringing forward the date of exercise of the put option: in the event of any occurrence resulting in bringing forward of the option referred to, any direct shareholder may present to Cemig a notice of bringing forward of the option, at which moment the option shall be considered exercised by all the direct shareholders, over the totality of their shares.

4)	As guarantee for the full payment of the Put Option, on May 31, 2016 Cemig offered to the holders of the put option 55,234,637 common shares and 110,469,274 preferred shares that Cemig directly holds in Transmissora Aliança de Energia S.A. (Taesa), and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

Amount of the Company’s exposure

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, has been as follows:

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Initial balance	1,245	166	—
Additions	55	1,079	166
Reductions	(150)	—	—

Final balance	1,150	1,245	166

In the calculation of the fair value of the option based on the Black-Scholes-Merton analysis, the following variables are taken into account: exercise price of the option; closing price of the stock of Light on December 31, 2016 (as a reference for the value of the indirect equity interest held by the direct stockholders of RME and Lepsa in Light); the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

RME and Lepsa are non-operational holding companies, whose primary purpose is management of their direct equity interest in Light. Consequently, the revenues of these holding companies arise from their interests in the earnings of Light and, residually, from the financial revenue obtained from investment of the amounts available in the cash position. Further, considering that: (i) distribution of the whole of the profit for the period is in the interest of the shareholders of both companies; and (ii) the operational profit, the total of financial revenue (expenses) and changes in the reserve accounts of RME and Lepsa are immaterial for the purposes of calculation of the put option; it becomes clear that the only uncertainty in the flow of these companies is associated with the uncertainty of Light itself, and as a result of this consideration the shares of both companies are valued as if they were direct equity interests in Light itself. Thus, the ‘underlying’ asset of the options is Light S.A., and the closing price of the underlying asset is the price found for one share of Light on the last business day of the 2016 business year, multiplied by the number of equivalent shares of indirect ownership of the holders of the Parati Put option in Light. The volatility is calculated using a conditional volatility model based on the continuously capitalized series of returns of Light S.A.

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 6.6% p.a. and 16.4% p.a., and for volatility between 15% and 63.2% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 1,126 and R$ 1,260, respectively.

Put options for Units in FIP Melbourne and FIP Malbec

In the calculation of the fair value of the option based on the BSM model, the following variables are taken into account: exercise price of the option; closing price of the underlying asset on December 31, 2016; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Cemig GT and the private pension plan entities participating in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec – jointly, ‘the Investment Structure’) signed put option contracts for units in the entities that comprise the Investment Structure (‘the Put Options’), which the private pension plan entities may exercise in the eighty fourth month after June 2014. The exercise price of the put options correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis, by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option has been considered to be a derivative instrument which should be accounted at fair value through profit or loss.

In the fourth quarter of 2016 the Company altered the methodology used in measuring the fair value of the put option of SAAG, and adopted the BSM model, replacing the model of discounted cash flow less the exercise price of the option. This change is in line with best market practices, since the Black-Scholes-Merton method not only calculates the difference between the exercise price of the option and the share price, brought to present value, but also incorporates an important random component that weights these amounts.

We work on the assumption that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they were direct equity interests in Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some adaptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on December 31, 2016 is ascertained on the basis of Free cash flow to equity holders (FCFE), expressed by equivalence of the indirect equity interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the electricity generation sector that are traded on the Bovespa.

Based on the studies made, a liability of R$ 196 is recorded in the Company’s consolidated financial statements, for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Initial balance	148	29	—
Adjustment to fair value	48	119	29

Final balance	196	148	29

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 6.6% p.a. to 16.4% p.a., and for volatility between 15% and 63.2% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 126 and R$ 321, respectively.

Sonda options

As part of the process of shareholding restructuring, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by CemigTelecom) and a Sale Option Agreement (issued by Sonda).

These resulted in CemigTelecom simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net profit of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to sixteen times the adjusted net profit of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for the business year 2016. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on December 31, 2016; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the value of the transaction in shares of Ativas by Sonda, which took place on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date on March 31, 2021. Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyses and on information of comparable listed companies.

The net effect of the calculation of the call and put options in shares of Ativas amounted to a credit amount of R$ 5 in the income statement for 2016.

Formation of Aliança Geração de Energia

For the formation of Aliança Geração de Energia, the Company transferred, in 2015, to Aliança, its interests in the electricity generation consortia, and the interests of the subsidiary Capim Branco Energia S.A., as shown below:

Dec. 31, 2015
Assets
Aimorés Hydroelectric Plant Consortium	404
Funil Hydroelectric Plant Consortium	124
Igarapava Hydroelectric Plant Consortium	37
Porto Estrela Hydroelectric Plant Consortium	34

599
Liabilities
Porto Estrela – Paid Concession – current	(16)
Porto Estrela Paid Concession – non-current	(134)

(150)
Net value of assets and liabilities of Cemig GT	450
Net value of assets and liabilities of Capim Branco	131

581

Cemig GT recognized in its financial statements the gain relating to the valuation at fair value of the investment in Aliança, excluding the effects of valuation of fair value of the company’s own assets that were subscribed as capital in Aliança.

This table shows the effects of the transaction in the Company’s financial statements at December 31, 2015:

	Cemig	Vale	Total
Fair value of the assets transferred to Aliança	1,867	2,331	4,198
Book value of the assets transferred to Aliança	581	1,277	1,858
Equity interest of the companies in Aliança	—	1	1
Stake held by Cemig, valued at fair value	1,889	—	—
Book value of the assets subscribed (Note 14)	(581)	—	—

Goodwill premium – businesses subscribed as capital of Aliança (100%)	1,308	—	—
Portion of goodwill premium not recognized, relating to the equity interest held by the Company (45%)	(579)	—	—

Gain on the transaction to be reported in the Statement of income for 2015 (55% of the premium)	729	—	—

Additional equity interest in Gasmig

In October 2014, Cemig concluded the acquisition under its share purchase agreement with Petróleo Brasileiro S.A. (Petrobras) for acquisition of the 40% interest held by its subsidiary Gaspetro in Companhia de Gás de Minas Gerais (Gasmig), which had been approved by the Boards of Directors of both Cemig and Petrobras. The amount paid was R$ 570,976, being the result of R$ 600,000 specified in the share purchase agreement, updated by the IGP-M index, less the dividends paid between the base date and the closing of the agreement.

Business combination carried out in stages – additional effects

Up to the date of the acquisition of the controlling interest in Gasmig, Cemig had an equity interest of 59.57% in the share capital of Gasmig. However, Cemig did not consolidate Gasmig since there was a shareholders’ agreement which gave Petrobras significant participating rights.

With the acquisition of the 40% interest in Cemig, referred to above, Cemig obtained control over Gasmig, and began to consolidate Gasmig as from the date of this acquisition.

As specified in IFRS 3 (Business combinations), it was necessary for the Company to value its previous interest in Gasmig at fair value, recognizing the difference in the profit and loss account for the period.

Considering that the valuation opinion for the acquisition of the additional interest of 40% in Gasmig represents the fair value of the assets on the date of acquisition, Cemig made the measurement of its original interest in the investment, as follows:

Fair value of the original interest (59.60%)
Fair value of Gasmig on the date of acquisition of control	1,427
Cemig’s original interest, of 59.57%, valued at fair value on the acquisition date	850
Book value	569
Gain recorded in 2014	281

Generation companies constituted – Lot D of Auction 12/2015 won by the company in 2015

As described in more detail in Note 14, as a result of Cemig GT having won Lot D of Auction 12/2015 – an award of concessions for 18 plants – in June 2016 the Company transferred ownership of the concessions of these plants to 7 new specific-purpose generation companies, wholly-owned subsidiaries of Cemig GT, which began to be consolidated in the second quarter of 2016.

16.	PROPERTY, PLANT AND EQUIPMENT

	2016			2015
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	287	(8)	279	287	(8)	279
Reservoirs, dams and water courses	5,347	(3,586)	1,761	4,867	(3,037)	1,830
Buildings, works and improvements	1,789	(1,371)	418	1,577	(1,140)	437
Machinery and equipment	4,518	(3,347)	1,171	3,862	(2,670)	1,192
Vehicles	29	(25)	4	29	(21)	8
Furniture and utensils	16	(12)	4	15	(11)	4

	11,986	(8,349)	3,637	10,637	(6,887)	3,750

Under construction	138	—	138	190	—	190

Net PP&E	12,124	(8,349)	3,775	10,827	(6,887)	3,940

This table shows the movement in property, plant and equipment:

	2015	Addition	Written off	Depreciation	Transfers Capitalizations	2016
In service
Land	279	—	—	—	—	279
Reservoirs, dams and watercourses	1,830	—	—	(99)	30	1,761
Buildings, works and improvements	437	—	(1)	(23)	5	418
Machinery and equipment	1,192	—	(42)	(110)	132	1,172
Vehicles	8	—	—	(2)	(2)	4
Furniture and utensils	4	—	—	—	(1)	3

	3,750	—	(43)	(234)	164	3,637

Under construction	190	120	(13)	—	(159)	138

Net property, plant and equipment	3,940	120	(56)	(234)	5	3,775

	2014	Additions	Write-offs	Transfer of assets to Aliança Geração de Energia	Indemnity receivable	Depreciation	Transfers to Other long term assets	Transfers / capitalizations	2015
In service
Land	372	—	(12)	(41)	(16)	(3)	(17)	(4)	279
Reservoirs, dams and water courses	2,261	—	—	(163)	(46)	(127)	(102)	7	1,830
Buildings, works and improvements	609	—	(1)	(116)	(17)	(32)	(13)	7	437
Machinery and equipment	2,053	—	(3)	(308)	(466)	(149)	(69)	134	1,192
Vehicles	9	—	—	—	—	(3)	—	2	8
Furniture and utensils	5	—	—	—	—	—	—	(1)	4

	5,309	—	(16)	(628)	(545)	(314)	(201)	145	3,750

Under construction	235	126	(4)	(3)	(1)	(1)	(22)	(140)	190

Net PP&E	5,544	126	(20)	(631)	(546)	(315)	(223)	5	3,940

	2013	Additions	Write-offs	Depreciation	Transfers / capitalizations	2014
In service
Land	377	—	—	(5)	—	372
Reservoirs, dams and water courses	2,395	—	—	(134)	—	2,261
Buildings, works and improvements	712	—	(1)	(25)	(77)	609
Machinery and equipment	2,079	—	(6)	(177)	157	2,053
Vehicles	12	—	—	(3)	—	9
Furniture and utensils	2	—	—	—	3	5

	5,577	—	(7)	(344)	83	5,309

Under construction	240	122	(49)	—	(78)	235

Net PP&E	5,817	122	(56)	(344)	5	5,544

The average annual depreciation rate is 3.51%. The average annual depreciation rates, by activity, are:

Hydroelectric generation	Thermal generation	Management and other	Telecoms
3.30%	3.85%	10.04%	4.61%

The Company has not identified evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the Concession-granting power shall determine the amount to be indemnified to the Company. Management believes that the indemnity of these assets will be greater than the amount of: their historic cost after depreciation over their useful lives.

Under the Brazilian regulatory framework Aneel, the regulator, is responsible for establishing the useful economic life of the generation and transmission assets in the electricity sector, and for periodically reviewing the estimates. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating of the indemnity due at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The depreciation of the items of property, plant and equipment assets is calculated on the total of property, plant and equipment in service, by the straight-line method, using the rates determined by Aneel for the assets related to electricity activities, and reflects the estimated useful life of the assets. The residual value of the assets is the remaining balance of the assets at the end of the concession. As established in the contract signed between the Company and the Nation, at the end of the concession the assets will revert to the Nation, which in turn will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity, or there is uncertainty related to the indemnity, at the end of the concession, such as thermal generation, and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession.

The company transferred to Financial assets the remaining accounting balances of the plants at July 2015 which will be the subject of indemnity by the concession-granting power. For more information please see Note 14.

Consortia

The Company is a partner in an electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, the controls being kept in Fixed assets and Intangible assets. The Company’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets. This table shows the accumulated investments in the consortium, in which Companhia Energética de Brasília has an interest of 17.50%:

	Stake in energy generated, %	Average annual depreciation rate, %	2016	2015
In service
Porto Estrela plant	33.33%	3.68	—	—
Igarapava plant	14.50%	2.5	—	—
Funil plant	49.00%	4.21	—	—
Queimado plant	82.50%	4	217	212
Aimorés plant	49.00%	3.75	—	—
Capim Branco Energia Consortium	21.05%	3.75	—	—
Accumulated depreciation			(90)	(74)

			127	138
Under construction
Queimado plant	82.50%		—	4
Porto Estrela plant	33.33%		—	—
Capim Branco Energia Consortium	21.05%		—	—

			—	4

Total, consortia			127	142

17.	INTANGIBLE ASSETS

Assets of the concession

In accordance with Interpretation IFRIC 12 – Service Concession Arrangements, the portion of the distribution infrastructure that will be amortized during the concession, comprising the distribution assets, net of the interests held by consumers (‘Special Obligations’), is reported in Intangible assets.

Under the Brazilian regulatory framework Aneel is responsible for setting the economic useful life of the distribution assets of the electricity sector, periodically establishing a review in the valuation of these assets. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating of the indemnity due at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. These rates, therefore, were used as a basis for valuation and amortization of intangible assets.

The intangible assets Temporary easements, Paid concessions, Right of commercial operation of concessions, and Others, are amortized on the straight-line basis and the rates used are those set by Aneel. The Company has not identified any indications of impairment of its intangible assets, which have defined useful lives.

a)	Composition of the balance at December 31, 2016 and 2015

	2016			2015
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	12	(2)	10	11	(1)	10
Paid concession	19	(10)	9	19	(10)	9
Assets of concession	16,288	(7,040)	9,248	15,607	(6,642)	8,965
Other	77	(59)	18	71	(55)	16

	16,396	(7,111)	9,285	15,708	(6,708)	9,000

Under construction	1,535	—	1,535	1,275	—	1,275

Net intangible assets	17,931	(7,111)	10,820	16,983	(6,708)	10,275

b)	Changes in Intangible assets

	Balance at Dec. 31, 2015	Additions	Special obligations – write- down (1)	Write-offs	Amortization	Transfer	Balance at Dec. 31, 2016
In service
Useful life defined
Temporary easements	10	—	—	—	—	—	10
Paid concession	9	—	—	—		—	9
Assets of concession	8,967	6	98	(32)	(595)	804	9,248
Other	14	—	—	—	(4)	8	18

	9,000	6	98	(32)	(599)	812	9,285

Under construction	1,275	1,157	—	(8)	—	(889)	1,535

Net intangible assets – Consolidated	10,275	1,163	98	(40)	(599)	(77)	10,820

(1)	This write-down of a Special Obligation arises from signature of a Debt Recognition Contract by Eletrobras, in the amount of R$ 98,236, for restitution of amounts calculated in the final settlement of Financing and Subsidy Contracts for the Luz Para Todos (‘Light for Everyone’) program, with funds from the CDE account, and return of funds related to the Global Reversion Reserve (RGI).

	Balance at Dec. 31, 2014	Additions	Transfer of assets to Aliança Geração de Energia	Indemnity – plants not renewed	Write-offs	Amortization	Transfer from Financial to Intangible on renewal of concessions(*)	Transfers	Balance at Dec. 31, 2015
In service
Useful life defined
Temporary easements	12	—	(1)	—	—	—	—	—	11
Paid concession	24	—	(13)	—	—	(2)	—	—	9
Assets of concession	2,223	8	—	—	(21)	(512)	7,162	107	8,967
Other	17	—	—	—	—	(5)	—	1	13

	2,276	8	(14)	—	(21)	(519)	7,162	108	9,000

Under construction	1,103	1,108	—	—	(17)	—	—	(919)	1,275

Net intangible assets – Consolidated	3,379	1,116	(14)	—	(38)	(519)	7,162	(811)	10,275

(*)	See comments in Note 13.

	Balance at Dec. 31, 2013	Adjustment due to business combination	Additions	Write-offs	Amortization	Transfers	Balance at Dec. 31, 2014
In service
Useful life defined
Temporary easements	12	—	—	—	—	—	12
Paid concession	27	—	—	—	(3)	—	24
Assets of concession	866	1,073	—	—	(448)	732	2,223
Other	25	—	—	—	(6)	(2)	17

	930	1,073	—	—	(457)	730	2,276

Under construction	1,074	109	868	(25)	—	(923)	1,103

Net intangible assets – Consolidated	2,004	1,182	868	(25)	(457)	(193)	3,379

The annual average amortization rate is 3.51%. The average rates of annual amortization, by activity, set by the legislation for the sector, are:

Hydroelectric generation	Thermal generation	Distribution	Management and other	Telecoms
20.00%	19.35%	3.85%	23.29%	11.56%

The Company has not identified indications of impairment of its intangible assets, which have defined useful lives. The Company has no intangible assets with non-defined useful life. The amount of additions, R$ 1,163, includes R$ 142 (R$ 159 in 2015, and R$ 70 in 2014) under the heading Capitalized Financial Costs, as presented in Note 20.

18.	SUPPLIERS

	2016	2015
Electricity on spot market – CCEE	168	308
Charges for use of electricity network	78	81
Electricity purchased for resale	677	647
Itaipu Binacional	207	315
Gas purchased for resale	462	236
Materials and services	348	314

	1,940	1,901

19.	TAXES, INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)	Taxes payable

The non-current Pasep and Cofins obligations refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax, which has been charged, within the amount on which the Pasep and Cofins taxes are calculated; and seeking authorization to offset the amounts paid over the last ten years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment, and authorizing payment through court deposits (starting in 2008), and maintained this procedure until July 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly. Additionally, in July 2015 the Company began to make provision for Pasep and Cofins taxes on updating of Financial assets, in accordance with tax legislation coming into force on that date.

	2016	2015
Current
ICMS	502	462
Cofins	128	157
Pasep	28	33
INSS	25	22
Other	111	66

	794	740
Non-current
Cofins	595	609
Pasep	129	131

	724	740

	1,518	1,480

b)	Income tax and Social Contribution tax:

	2016	2015
Current
Income tax	19	8
Social Contribution tax	8	3

	27	11

20.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financing cost %	Currency	2016			2015
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil – Various bonds (1)	2024	Various	US$				33
KFW	2016	4.50	EURO	—	—	—	3
KFW	2024	1.78	EURO	4	3	7	11

Debt in foreign currency				5	25	30	47
Brazilian currency				—	—	—
Banco do Brasil	2017	108.33% of CDI	R$	72	—	72	144
Banco do Brasil	2017	108.00% of CDI	R$	151	—	151	433
Banco do Brasil	2016	104.10% of CDI	R$	285	270	555	925
Banco do Brasil (6)	2016	104.25% of CDI	R$	—	—	—	804
Banco do Brasil	2017	111.00% of CDI	R$	50	—	50	100
Banco do Brasil	2020	114.00% of CDI	R$	8	494	502	499
Banco do Brasil	2018	132.90% of CDI	R$	291	292	583
Brazilian Development Bank (BNDES)	2026	TJLP+2.34	R$	8	66	74	81
Brazilian Development Bank (BNDES)	2026	TJLP+2.48	R$	—	—	—	11
CEF	2018	119.00% of CDI	R$	100	9	109	201
CEF	2020	132.14% of CDI	R$	65	616	681	—
Eletrobras	2023	Ufir, RGR + 6.00 to 8.00	R$	19	49	68	185
Large consumers	2018	Various	R$	4	2	6	8
Finep	2018	TJLP + 5 and TJLP + 2.5	R$	3	3	6	9
Promissory Notes—8th Issue (3)	2016	111.70 of CDI	R$	—	—	—	1,889
Promissory Notes—6th Issue (2)	2016	120.00 of CDI	R$	—	—	—	1,441
Promissory Notes – 7th Issue (2)	2017	128.00% of CDI	R$	667	—	667	—
BASA	2018	CDI+1.9	R$	2	120	122	121
Sonda (4)	2021	110% of CDI	R$	46	37	83	—
Promissory Notes –1st Issue (4)	2015	110.40% of CDI	R$	—	—	—	23

Debt in Brazilian currency				1,771	1,958	3,729	6,874

Total of loans and financings				1,776	1,983	3,759	6,921

Debentures, 2nd Issue (3)	2017	IPCA + 7.96	R$	235	—	235	441
Debentures—3rd Issue, 1st Series (2)	2017	CDI + 0.90	R$	543	—	543	540
Debentures—3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	50	933	983	923
Debentures—3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	15	278	293	275
Debentures—3rd Issue, 2nd Series (3)	2021	IPCA + 4.70	R$	59	1,436	1,495	1,403
Debentures—3rd Issue, 3rd Series (3)	2025	IPCA + 5.10	R$	38	857	895	839
Debentures—3rd Issue, 1st Series (3)	2018	CDI + 0.69	R$	53	411	464	462
Debentures	2018	CDI+1.60	R$	553	485	1,038	1,037
Debentures	2020	IPCA+8.07	R$	1	30	31	29
Debentures – 7th Issue, 1st Series (2)	2021	140.0% of CDI	R$	(7)	2,204	2,197	—
Debentures, 4th Issue (3)	2018	CDI + 4.05%	R$	805	793	1,598	—
Debentures—4th Issue, 2nd Series (2)	2016	CDI+0.85	R$	—	—	—	501
Debentures—5th Issue, 1st Series (2)	2018	CDI+1.70	R$	711	700	1,411	1,412
Debentures (5)	2016	TJLP+3.12	R$	—	—	—	41
Debentures (5)	2018	CDI + 1.60	R$	1	100	101	103
Debentures (5)	2018	CDI+0.74	R$	33	34	67	100
Debentures (5)	2022	TJLP+7.82 (75%) and Selic+1.82(25%)	R$	20	114	134	125
Cemig Telecom—1st Issue, 1st Series (4)	2018	TJLP+2.62	R$	—	—	—	8
Cemig Telecom—1st Issue, 2nd Series (4)	2018	TJLP+3.32	R$	—	—	—	3
Cemig Telecom—1st Issue, 3rd Series (4)	2018	TJLP+1.72	R$	—	—	—	2
Cemig Telecom—1st Issue, 4th Series (4)	2018	TJLP+2.62	R$	—	—	—	2

(–) FIC Pampulha: Securities of subsidiary companies (7)				(49)	(16)	(65)	—

Total. debentures				3,061	8,359	11,420	8,246

Overall total – Consolidated				4,837	10,342	15,179	15,167

(1)	Interest rates vary from 2.00 to 8.00% p.a. Six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig GT (Cemig Geração e Transmissão).
(3)	Cemig D (Cemig Distribuição).
(4)	Cemig Telecom.
(5)	Gasmig.
(6)	On April 22, 2016 Cemig D signed amendments to two Bank Credit Notes issued in favor of Banco do Brasil, for a total of R$ 600 million, to roll over existing debt. The interest rate is 128.00% of the CDI rate, p.a., and the funds will be paid in four six-monthly installments with the last maturity in April 2018.
(7)	FIC Pampulha has financial investments in securities issued by subsidiaries of the Company. For more information, and characteristics of the fund, see Note 28.

Guarantees

The guarantees of the debtor balance on loans and financings, on December 31, 2016, were as follows:

2016
Promissory Notes and Sureties	11,023
Receivables	3,840
Without guarantee	316

TOTAL	15,179

The consolidated composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

	2017	2018	2019	2020	2021	2022	2023	After 2024	Total
Currency
US dollar	1	—	—	—	—	—	—	22	23
Euro	4	3	—	—	—	—	—	—	7

Total by currency	5	3	—	—	—	—	—	22	30

Indexors
IPCA index (1)	399	139	628	797	796	531	214	429	3,933
UFIR / RGR (2)	19	17	13	11	3	4	2	—	69
CDI Rate (Bank CD rate) (3)	4,379	3,685	1,155	954	755	—	—	—	10,928
URTJ / TJLP (4)	31	34	31	32	32	26	8	19	213
IGP–DI (5)	2	1	1	—	—	—	—	—	4
TR Rate (6)	2	—	—	—	—	—	—	—	2

Total by indexor	4,832	3,876	1,828	1,794	1,586	561	224	448	15,149

Overall total	4,837	3,879	1,828	1,794	1,586	561	224	470	15,179

(1)	Expanded National Consumer Price (IPCA) Index.
(2)	Fiscal Reference Unit (UFIR / RGR).
(3)	Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General Domestic Availability Price Index’).
(6)	TR Reference Interest Rate

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	2016 (%)	2015 (%)	Indexor	2016 (%)	2015 (%)
US dollar	(16.54)	47.01	IPCA	6.29	10.67
Euro	(19.10)	31.71	CDI	14.06	13.23

The changes in loans, financings and debentures were as follows:

Balance on December 31, 2013	9,457

Loans and financings obtained	4,562
Funding costs	—

Financings obtained net of funding costs	4,562
Liabilities assumed in business combinations(*)	392
Monetary and exchange rate variation	266
Financial charges provisioned	1,007
Financial charges paid	(781)
Amortization of financings	(1,394)

Balance on December 31, 2014	13,509

Loans and financings obtained	5,817
Funding costs	(78)

Financings obtained net of funding costs	5,739
Monetary and exchange rate variation	400
Financial charges provisioned	1,545
Financial charges paid	(1,331)
Amortization of financings	(4,695)

Balance on December 31, 2015	15,167

Loans and financings obtained	5,878
Funding costs	(141)
Financings obtained net of funding costs	5,737
Monetary and exchange rate variation	231
Borrowing costs provisioned	2,070
Borrowing costs paid	(2,369)
Amortization of financings	(5,592)
(–) FIC Pampulha: Securities of subsidiary companies	(65)

Balance at December 31, 2016	15,179

(*)	Balance arising from consolidation of Gasmig starting in October 2014.

Borrowing costs, capitalized

The Company transferred to Intangible assets the costs of loans and financings linked to works, as follows:

	2016	2015	2014
Costs of loans and financings	2,070	1,545	1,007
Financial costs transferred to Intangible assets	(142)	(159)	(70)

Net effect in Profit or loss	1,928	1,386	937

The value of the charges capitalized, R$ 142 (R$ 159 in 2015 and R$70 in 2014), has been excluded from the Statement of Cash Flow, and from the additions to the Cash flow in investment activities, because it does not represent an outflow of cash for acquisition of the related asset.

The average rate of capitalization of the loans and financings whose costs were transferred to works was 18.02% (15.25% in 2015 and 11.62% in 2014).

Funding raised

This table gives the consolidated totals of funds raised in 2016:

2016	Principal maturity	Annual financial cost, %	Amount raised
Brazilian currency
Caixa Econômica Federal – Cemig D	2020	132.14% of CDI	674
Debentures (Cemig D)	2018	CDI + 4.05%	1,575
KfW (Cemig GT)	2018	1.78%	2
Promissory Notes – Cemig GT – 7th Issue	2017	128% of CDI	606
Debentures – 4th Issue, 7th Series (Gasmig)	2020	TJLP	24
Debentures: 7th Issue (CEMIG GT)	2021	140% of CDI	2,195
Banco do Brasil	2018	132.90% of CDI	580
Sonda (Cemig Telecom)	2021	110% of CDI	81

Financings obtained net of funding costs			5,737

2015	Principal maturity	Annual financial cost, %	Amount raised
Brazilian currency
Banco do Brasil (Cemig GT)	2015	106.90% of CDI	593
Debentures 6th Issue – 1st Series (Cemig GT)	2018	CDI + 1.60%	967
Debentures 6th Issue – 2nd Series (Cemig GT)	2020	IPCA + 8.07%	27
Promissory Notes – 6th Issue (Cemig GT)	2016	120% of CDI	1,407
Banco da Amazônia (Cemig GT)	2018	CDI + 1.90%	118
Caixa Econômica Federal (Cemig D)	2018	119% of CDI	200
Promissory Notes – 8th Issue (Cemig D)	2016	111.70% of CDI	1,685
Banco do Brasil (Cemig D)	2020	114% of CDI	487
Banco do Brasil (Cemig D)	2017	111% of CDI	98
Debentures – 4th Issue (Gasmig)	2022	TJLP + 7.82 (75%) and Selic + 1.82 (25%)	34
Debentures – 5th Issue (Gasmig)	2018	CDI + 1.60%	100
Itaú Unibanco/Banco BBM (Cemig Telecom)	2016	120% of CDI	23

Total funding			5,739

2014	Principal maturity	Annual financial cost, %	Amount raised
Foreign currency
KfW (GT)	2024	1.78%	10

Total in foreign currency			10

Brazilian currency
Debentures – 4th Issue (GT)	2016	CDI + 0.85%	505
Promissory Notes – 5th Issue (GT)	2015	106.85% of the CDI Rate	1,400
Debentures – 5th Issue (GT)	2018	CDI + 1.70%	1,400
Finep (GT)	2018	TJLP + 2.5%	3
Brazilian Development Bank (BNDES) (D)	2020	TJLP + 2.48%	14
Promissory Notes – 7th Issue (D)	2015	105.00% of the CDI Rate	1,210
Promissory notes – 1st Issue – Cemig Telecom	2015	110.4% of the CDI Rate	20

Total in Brazilian currency			4,552

Total raised			4,562

7th Issue of Commercial Promissory Notes

On July 1, 2016 Cemig GT concluded its seventh issue of Commercial Promissory Notes, totaling R$ 620.. The proceeds were allocated to payment of the second portion of the Concession Grant Fee for the hydroelectric plants in Lot D of Aneel Auction 12/2015, and to strengthen the Company’s working capital. The notes have maturity at 360 days, on June 26, 2017, and pay remuneratory interest of 128% of the accumulated variation resulting from the average one-day interbank over extra grupo DI rate, which will be paid on the maturity date. This issue has a surety guarantee from the holding company, Cemig.

Issue of Bank Credit Note

On October 24, 2016 Cemig GT issued a Bank Credit Note in favor of Banco do Brasil, in the total amount of R$ 600, for the purpose of payment and/or amortization of transactions entered into with Banco do Brasil itself. This loan has an annual interest rate of 132.90% of the CDI rate, and will be paid in four half-yearly installments, with the last maturity in October 2018.

7th debenture issue

On December 29, 2016, Cemig Geração e Transmissão S.A. made its seventh issue of non-convertible debentures, for a total of R$ 2,240, after funding costs, in a single series, with maturity at five years. This issue has guarantees of real assets and an additional surety guarantee. Interest will be paid monthly, with no grace period, at 140% of the CDI rate, up to the 23rd month. Starting at the 24th month, principal and interest will be paid, with final maturity on December 29, 2021. The proceeds were used for payment of Cemig GT’s sixth issue of promissory notes, and also for replenishment of the Company’s cash position.

Debentures

The debentures issued by the Company are not convertible into shares, and have the following characteristics:

Issuer	Guarantee	Annual cost (%)	Maturity	2016	2015
Cemig GT – 2nd Issue – 2nd Series	None	IPCA + 7.68	2015	—	—
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI + 0.90	2017	543	540
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20	2022	983	923
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00	2019	293	275
Cemig GT – 4th Issue	Unsecured	CDI + 0.85	2016	—	501
Cemig GT – 5th Issue	Unsecured	CDI*1.70	2018	1,411	1,412
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69	2018	464	462
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70	2021	1,495	1,403
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10	2025	895	839
Debentures	Surety	CDI+1.6	2018	1,038	1,037
Debentures	Surety	IPCA+8.07	2020	31	29
Cemig D – 2nd Issue	None	IPCA + 7.96	2017	235	441
Cemig D – 4th Issue	Surety	CDI + 4.05%	2018	1,598
Debentures – 7th Issue, 1st Series (2)	Receivables (Revenue)	140.0% of CDI	2021	2,197
Gasmig	Unsecured	TJLP+3.12	2016	—	41
GASMIG	Unsecured	CDI + 1.60	2018	101	103
Gasmig	Unsecured	CDI+0.62	2015		—
Gasmig	Unsecured	CDI+0.74	2018	67	100
Gasmig	Unsecured	TJLP+7.82 (75%) and Selic+1.82(25%)	2022	134	125
Cemig Telecom—1st Issue, 1st Series (4)	Receivables (Revenue)	TJLP+2.62	2018	—	8
Cemig Telecom—1st Issue, 2nd Series (4)	Receivables (Revenue)	TJLP+3.32	2018	—	3
Cemig Telecom—1st Issue, 3rd Series (4)	Receivables (Revenue)	TJLP+1.72	2018	—	2
Cemig Telecom—1st Issue, 4th Series (4)	Receivables (Revenue)	TJLP+2.62	2018	—	2
Cemig Telecom—1st Issue, 5th Series (4)	Receivables (Revenue)	TJLP+3.32	2018	—	—
Cemig Telecom—1st Issue, 6th Series (4)	Receivables (Revenue)	TJLP+1.72	2018	—	—

Subtotal				11,485	8,246
(-)FIC Pampulha-Títulos de empresas controladas				(65)	—

TOTAL				11,420	8,246

For the debentures issued by the Company, there are no agreements for renegotiation, nor debentures held in treasury. There is an early maturity cross-default clause in the event of non-payment of any pecuniary obligation with individual or aggregate value, by Cemig GT or its parent company, Cemig, greater than R$ 50.

Restrictive covenants

The Company has contracts with covenants linked to financial indices, as follows:

Transaction	Ratio	Ratio requirement – Issuer	Ratio requirement – Cemig (Guarantor)	Timing requirement
BNDES Financing – Cemig GT (1)	Equity of Guarantor / Total assets of Guarantor	—	30% or more	Annual
Banco do Brasil Credit Note – Cemig GT (2)	Net debt of Surety / Ebitda of Surety	—	Less than or = 6.00 in 2016 5.26 in 2017 5.00 in 2018	Quarterly, from December 2016
7th Debenture Issue – Cemig GT (3)	Net debt / (Ebitda + Dividends received)	Less than or = 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	Less than or = 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly, from June 2017
Gasmig Debentures (4)	Total debt / Total assets Ebitda / Debt servicing	Less than 0.6 1.30 or more	—	Annual

(1)	If the Company does not succeed in achieving the required ratio, it will have six months from the end of the business year in which the ratio was found, to: (i) constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the debtor balance of the contract; or (ii) present an interim balance sheet, audited by an auditor accredited by the CVM, that indicates the return to the index required.
(2)	Bank Credit Note issued in favor of Banco do Brasil in October 2016, for R$ 600. If additional or more restrictive financial covenants are agreed with other creditors, they will automatically be incorporated into the Bank Credit Note.
(3)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240.
(4)	If it does not succeed in achieving the required ratio, Gasmig will have 120 days from the date of a communication in writing from BNDESPar or BNDES to constitute guarantees that are acceptable to the debenture holders for the total amount of the debt, obeying the rules of the National Monetary Council, unless in that period the required ratios have been re-established. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

On December 31, 2016 all the restrictive covenants relating to financial ratios of the Company were complied with.

21.    REGULATORY CHARGES

	2016	2015
Assets
Global Reversion Reserve (RGR) (1)	48	—
	48	—
Liabilities
Global Reversion Reserve – RGR	35	48
Energy Development Account – CDE	189	280
Eletrobrás – Compulsory loan	0	1
Aneel inspection charge	3	3
Energy Efficiency	288	207
Research and Development	234	160
Energy System Expansion Research	3	2
National Scientific and Technological Development Fund	5	3
Proinfa Alternative Energy Program	8	7
Royalties for use of water resources	23
Emergency capacity charge	31	31
Consumer charges – ‘Tariff Flag’ amounts	17	1

	836	743

Current assets	48	—
Current liabilities	381	517
Non-current liabilities	455	226

(1)	Cemig GT requested from Aneel a review of the amounts paid for the RGR Contribution in previous years, due to the basis of calculation used at the time for calculation of that charge. Cemig GT recognized the right to recover the amount of R$ 119, to be offset against RGR payable, only after the conclusion, in 2016, of a judgment by Aneel, as per Aneel Technical Note 162/2016, which accepted Cemig GT’s request.

22.    POST-RETIREMENT LIABILITIES

Forluz Pension plan (a Supplementary retirement pension plan)

Cemig is a sponsor of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents with a financial income to complement retirement and pension, in accordance with the Forluz pension plan that they are subscribed in.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (‘Plan B’): This plan operates as a defined-contribution plan during the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution. The Sponsors match the basic monthly contributions of the participants. This is the only plan open for joining by new participants.

Pension Benefits Balances Plan (‘Plan A’): This plan includes all currently employed and assisted participants who opted to migrate from the Company’s previously sponsored defined benefit plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the active employees, retired employees and dependents, administered by Cemig Saúde.

Amortization of the actuarial obligations and recognition in the financial statements

In this Note the Company states its obligations and expenses incurred for purposes of the Retirement Plan, Health Plan, Dental Plan and the Life Insurance Plan in accordance with the standards specified by the IAS 19 – Employee Benefits, and an independent actuarial opinion issued as of December 31, 2016.

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$ 787 on December 31, 2016 (R$ 812 on December 31, 2015). This amount has been recognized as an obligation payable by Cemig, its subsidiaries and jointly-controlled entities, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Consumer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. Because the Company is required to pay this debt even if Forluz has a surplus, the Company decided to record the debt in full, and record the effects of monetary updating and interest in Financial revenue (expenses) in the Statement of income.

Independent Actuarial Information

The consolidated actuarial information is as follows:

2016	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	9,743	1,711	38	814	12,306
Fair value of plan assets	(8,128)	—	—	—	(8,128)

Initial net liabilities	1,615	1,711	38	814	4,178
Adjustment to asset ceiling	64	—	—	—	64

Net liabilities in the statement of financial position	1,679	1,711	38	814	4,242

2015	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Present value of funded obligations	8,049	1,323	30	554	9,956
Fair value of plan assets	(6,703)	—	—	—	(6,703)

Net liabilities in statement of financial position	1,346	1,323	30	554	3,253

The changes in the present value of the defined benefit obligation are as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Defined-benefit obligation on December 31,2013	7,352	1,012	28	600	8,992

Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Actuarial losses (gains) recognized
Due to changes in financial assumptions	241	38	1	33	313
Due to adjustments based on experience	329	12	1	(19)	323
	570	50	2	14	636
Benefits paid	(673)	(73)	(2)	(11)	(759)

Defined-benefit obligation on December 31,2014	8,124	1,120	32	680	9,956

Cost of current service	6	7	1	3	17
Interest on the actuarial obligation	934	135	3	81	1,153
Actuarial losses (gains) recognized
Due to changes in demographic assumptions	8	43	1	(71)	(19)
Due to changes in financial assumptions	(822)	128	(1)	(122)	(817)
Due to adjustments based on experience	533	(33)	(4)	69	565
	(281)	138	(4)	(124)	(271)
Plan amendment—Past service	—	—	—	(74)	(74)
Benefits paid	(734)	(77)	(2)	(12)	(825)

Defined-benefit obligation on December 31,2015	8,049	1,323	30	554	9,956

Cost of current service	5	9	0	3	17
Interest on the actuarial obligation	1,013	174	4	72	1,263
Actuarial losses (gains) recognized	0	0	0	0	0
Due to changes in demographic assumptions	(1)	0	0	0	(1)
Due to changes in financial assumptions	1,253	391	9	175	1,828
Due to adjustments based on experience	231	(87)	(3)	21	162
	1,483	304	6	196	1,989
Benefits paid	(807)	(99)	(2)	(11)	(919)

Defined-benefit obligation on December 31, 2016	9,743	1,711	38	814	12,306

Changes in the fair values of the plan assets were as follows:

Pension plans and retirement supplement plans
Fair value at December 31. 2013	7,728

Real return on the investments	889
Contributions from the Employer	107
Benefits paid	(673)

Fair value at December 31. 2014	8,051

Real return on the investments	(730)
Contributions from the Employer	116
Benefits paid	(734)

Fair value at December 31. 2015	6,703

Real return on the investments	2,105
Contributions from the Employer	127
Benefits paid	(807)

Fair value at December 31. 2016	8,128

The amounts recognized in the 2016, 2015 and 2014 Statement of income are as follows:

2016	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	5	9	—	3	17
Interest on the actuarial obligation	1,014	173	4	72	1,263
Expected return on the assets of the Plan	(833)	—	—	—	(833)

Total expense in 2016 according to actuarial calculation	186	182	4	75	447

2015	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	7	1	3	17
Interest on the actuarial obligation	934	135	3	81	1,153
Expected return on the assets of the Plan	(933)	—	—	—	(933)
Past service cost	—	—	—	(74)	(74)

Expense as per actuarial opinion	7	142	4	10	163

Adjustment relating to debt to Forluz	122	—	—	—	122

Expense in 2015	129	142	4	10	285

2014	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	6	6	—	4	16
Interest on the actuarial obligation	869	125	4	73	1,071
Expected return on the assets of the Plan	(922)	—	—	—	(922)

Expense as per actuarial opinion	(47)	131	4	77	165

Adjustment to the asset ceiling	47	—	—	—	47
Adjustment relating to debt to Forluz	99	—	—	—	99

Expense in 2014	99	131	4	77	311

The company made changes to its life insurance, coming into effect on 2015, which result in changes to the maximum limit of the capital insured. This change resulted in a reduction of R$ 74 in the post-retirement liabilities, with counterpart in the Statement of income for 2015.

Changes in net liabilities:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31. 2013	808	1,012	29	600	2,449

Expense Recognized in Statement of income	99	131	4	77	311
Contributions paid	(109)	(73)	(2)	(11)	(195)
Actuarial losses (gains)	—	50	2	14	66

Net liabilities on December 31. 2014	798	1,120	33	680	2,631

Expense Recognized in Statement of income	129	142	4	84	359
Contributions paid	(116)	(77)	(3)	(12)	(208)
Plan amendment—Past service	—	—	—	(74)	(74)
Actuarial losses (gains)	535	138	(4)	(124)	545

Net liabilities on December 31. 2015	1,346	1,323	30	554	3,253

Expense recognized in Income statement	187	182	4	75	448
Contributions paid	(128)	(99)	(2)	(11)	(240)
Actuarial losses (gains) ( * )	274	305	6	196	781

Net liabilities on December 31, 2016	1,679	1,711	38	814	4,242

			2016	2015	2014
Current liabilities			199	167	153
Non-current liabilities			4,043	3,086	2,478

(*)	Recognized directly in Equity

In 2016, 2015 and 2014, the expenses related to the debt agreed upon with Forluz were registered in Financial revenue (expenses), because they represent interest and monetary updating. The other expenses on the pension fund and on health, dental, and life insurance plans are recorded in the Other operating expenses line.

The independent actuary’s estimate for the expense amount to be recognized for the 2017 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Cost of current service	4	11	—	4	19
Interest on the actuarial obligation	980	178	4	85	1,247
Expected return on the assets of the Plan	(810)	—	—	—	(810)

Expense in 2017 as per actuarial opinion	174	189	4	89	456

The expectation for payment of benefits for the 2017 business year is as follows:

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Estimate of payments of benefits	843	104	2	11	960
The Company and its subsidiaries have the expectation of making contributions of R$ 133 to the pension fund in 2017 for amortization of the agreed debt, and R$ 107 to the Defined Contribution Plan (recorded directly in the Statement of income for the year).

The average periods of maturity of the obligations under the benefit plans, in years, are as follows:

Pension and retirement supplement plans		Health Plan	Dental Plan	Life insurance
Plan A	Plan B
9.58	11.83	13.38	13.38	11.83

The principal categories of assets of the plan, as a percentage of the total of the plan’s assets, are as follows:

	2016	2015
Shares of Brazilian companies	3.84%	6.90%
Fixed income securities	74.96%	66.38%
Real estate property	8.14%	9.66%
Other	13.06%	17.06%

Total	100.00%	100.00%

The assets of the Pension Plan include the following assets, valued at fair value, of Cemig, Cemig GT and Cemig D:

	2016	2015
Non-convertible debentures issued by the Sponsor and subsidiaries	397	418
Shares issued by the Sponsor	7	6
Real estate properties of the Foundation occupied by the Sponsors	710	230

	1,114	654

This table gives the main actuarial assumptions:

	2016	2015	2014
Annual discount rate for present value of the actuarial liability	10.50%	13.20%	12.00%
Annual expected return on plan assets	10.50%	13.20%	12.00%
Long-term annual inflation rate	4.50%	5.50%	5.50%
Annual salary increases	6.59%	7.61%	7.61%
Mortality rate	AT-2000	AT-2000	AT-2000
Disability rate	Álvaro vindas	Álvaro vindas	Álvaro Vindas
Disabled mortality rate	AT 49	AT 49	AT 49

Below is a sensitivity analysis of the effects of changes in the principal actuarial assumptions used to determine the defined-benefit obligation on December 31, 2016:

Effects on the defined-benefit obligation	Pension and retirement supplement plan	Health Plan	Dental Plan	Life insurance	TOTAL
Reduction of one year in the mortality table	278	26	1	—	305
Increase of one year in the mortality table	—	—	—	30	30
Reduction of 1% in the discount rate	981	222	5	153	1,361

In the presentation of the sensitivity analysis, the present value of the defined-benefit obligation was calculated using the Unit Projected Credit method, the same method used to calculate the defined-benefit obligation recognized in the Statement of financial position. The Company has not made changes in the methods used to calculate its post-retirement obligations for the business years ending December 31, 2016 and 2015.

23. PROVISIONS

The Company and its subsidiaries are parties in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

The Company and its subsidiaries have made Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. that an outflow of funds to settle the obligation will be necessary), as follows:

	2015	Additions	Reversals	Closed	2016
Employment-law cases	290	125	(5)	(60)	350
Civil cases	—	—	—	—	—
Consumer relations	18	15	(3)	(15)	15
Other civil actions	28	18	—	(6)	40

	46	33	(3)	(21)	55
Tax	67	3	(1)	(1)	68
Environmental	—	—	—	—	—
Regulatory	46	3	(3)	(2)	44
Corporate (1)	269	—	(30)	—	239
Other	37	35	(4)	(9)	59

Total	755	199	(46)	(93)	815

	2014	Additions	Reversals	Closed	2015
Employment-law cases	323	39	(35)	(37)	290
Civil cases
Consumer relations	19	14	(2)	(13)	18
Other civil actions	24	10	—	(6)	28

	43	24	(2)	(19)	46
Tax	72	5	(9)	(1)	67
Environmental	1	—	(1)	—	—
Regulatory	36	13	(3)	—	46
Corporate (1)	239	30	—	—	269
Other	41	6	(9)	(1)	37

TOTAL	755	117	(59)	(58)	755

	2013	Additions	Reversals	Closed	Liabilities assumed in business combination¹	2014
Employment-law cases	146	250	(7)	(66)	—	323
Civil cases
Consumer relations	29	10	(10)	(10)	—	19
Other civil actions	23	12	(6)	(5)	—	24

	52	22	(16)	(15)	—	43
Tax	26	30	(18)	(16)	50	72
Environmental	1	1	(1)	—	—	1
Regulatory	50	8	(22)	—	—	36
Corporate (1)	—	239	—	—	—	239
Other	31	14	(2)	(2)	—	41

TOTAL	306	564	(66)	(99)	50	755

(1)	The difference in monetary updating of the Advance against Future Capital Increase made by the government of Minas Gerais State, subject of dispute, has been provisioned with a counterpart in Financial revenue (expenses). There are more details in Note 27.

The Company’s management, in view of the long periods and manner of working of the Brazilian judiciary and tax and regulatory systems, believes that it is not practical to supply information that would be useful to the users of these financial statements about the time when any cash outflows, or any possibility of reimbursements, might take place in fact. The Company’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

The details on the principal provisions and contingent liabilities are given below, these being the best estimates of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Employment-law cases

The Company and its subsidiaries are parties in various legal actions brought by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The value of the contingency is approximately R$ 1,544 (R$ 972 on December 31, 2015), of which R$ 349 has been provisioned (R$ 290 on December 31, 2015) – this being the probable estimate for funds needed to settle these disputes.

The increase in the amount of the contingency is due, among other factors, to the larger volume of legal actions being taken by former employees, arising from severances over recent years, and also the higher volume of actions on remuneration for hazardous work, due to new legal arguments which have emerged following recent legislative changes.

Consumer relations

The Company and its subsidiaries are parties in various civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 33 (R$ 18 on December 31, 2015), of which R$ 15 (R$ 17 on December 31, 2015) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 227 (R$ 185 on December 31, 2015), of which R$ 40 (R$ 29 on December 31, 2015) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added) tax on goods and services; the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the tax on donations and legacies (ITCD), the Social Integration Program (Programa de Integração Social, or PIS), the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins), Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ), the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL) and applications to stay tax execution on tax matters. The amount of the contingency is approximately R$ 295 (R$ 257 on December 31, 2015). Of this total, R$ 70 has been provisioned (R$ 69 on December 31, 2015) – this being the best probable estimate for funds needed to settle these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 34 (R$ 26 on December 31, 2015).

Regulatory

The Company and its subsidiaries are parties in numerous administrative and court proceedings in which the main issues disputed are: (i) the tariff charges in invoices relating to the use of the distribution system by a self-producer; (ii) violation of targets for indicators of continuity in retail supply of electricity; (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986.

The value of the contingency is approximately R$ 236 (R$ 202 on December 31, 2015), of which R$ 43 has been provisioned (R$ 45 on December 31, 2015) – this being the best probable estimate for funds needed to settle these disputes.

Corporate

Difference of monetary updating on the Advance against Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances against Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the state (CADIN).

Based on the opinion of the Company’s legal advisors, the chances of loss have been assessed as ‘probable’ and the amount provisioned, with a counterpart in Financial revenue (expenses) of R$ 239 (R$ 269 on December 31, 2015), which is the estimated probable amount of funds that might be used to settle the matter.

Other legal actions in the normal course of business

Breach of contract – provision of services of cleaning power line paths and accesses

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount provisioned is R$ 28 (R$ 24 on December 31, 2015), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal actions

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 179 (R$ 126 on December 31, 2015), of which R$ 30 (R$ 12 on December 31, 2015) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these actions, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities – for cases in which the chances of loss are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Tax and similar charges

The Company is a party in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity of the employees’ future benefit – the ‘Anuênio’

In 2006, the Company paid an indemnity to its employees, totaling R$ 178, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The company did not pay income tax nor Social Security contributions in relation to these amounts because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company decided to apply for an order of mandamus, and the court permitted payment into Court of R$ 122 which, updated, represents the amount of R$ 255 (R$ 237 on December 31, 2015). This was posted in Escrow deposits in litigation. The amount of the contingency, updated, is R$ 290 (R$ 264 on December 31, 2015) and, based on the arguments above, Management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings against the Company, under various headings: employee profit shares (Participação nos Lucros e Resultados, or PLR), the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT), overtime payments, hazardous occupation payments, matters related to Sest/Senat (transport workers’ support programs), and fines for non-compliance with accessory obligations. The Company has presented defenses and awaits judgment. The amount of the contingency is approximately R$ 1,510 (R$ 1,361 on December 31, 2015). The Company has assessed the chances of loss as ‘possible’ – reflecting among other considerations the assessment that these legal actions against the company are likely to be unsuccessful, grounded on evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

In several administrative cases, the federal tax authority did not accept (and ratify) the Company’s declared offsetting of federal taxes using credits arising from undue or excess payment of federal taxes. The amount of the contingency is R$ 317 (R$ 663 on December 31, 2015). The Company has assessed the chance of loss as ‘possible’, since it believes that it has met the requirements of the National Tax Code (Código Tributário Nacional, or CTN).

The federal tax authority adjusted the debit balance in Cemig GT and Cemig D of the lawsuits in which the PIS and COFINS calculation base is discussed, with a current value of R$ 121 (R$ 448 as of December 31, 2015). This is the main factor in reducing the value of contingency.

Corporate tax return – restitution and offsetting

The Company is a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the tax returns (DIPJs) for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximate total amount of R$ 535 (R$ 482 on December 31, 2015). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and mistaken assumptions made by the inspectors in the administrative judgment, and also based on analysis of the Company’s argument and documents of proof.

Income tax withheld at sourced (IRRF) on capital gain in a stockholding transaction

The federal tax authority issued an infringement notice on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to income tax withheld (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a stockholding transaction relating to the purchase by Parati of 100.00% of the equity interest held by Enlighted in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 198 (R$ 202 on December 31, 2015), and the chances of loss have been assessed as ‘possible’.

Social Contribution tax (‘CSLL’) on net income

The federal tax authority issued a claim for incorrect payment against the Company for the business years 2012 and 2013, alleging non-addition, or deduction, by the Company, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) Taxes with liability suspended; (ii) donations and sponsorship (Law 8313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 280 (R$ 227 on December 31, 2015). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law.

ICMS (value added) Tax

The tax authority of Minas Gerais state has opened several administrative actions against Cemig D, raising a supposed divergence in the classification, for tax purposes, of certain consumers in the years 2011 through 2015. The amount of this contingency is R$ 82. The company has classified the chance of loss as ‘possible’, because it believes that it has arguments on the merit for defense in the court, and because of the absence of case law precedent.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig is defendant in several public civil actions (class actions), claiming nullity of the clause in the Electricity Supply Contracts for public illumination, signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed mistake by Cemig in the estimate of time that was used for calculation of the consumption of electricity for public illumination, funded by the Public Illumination Contribution (Contribuição para Illuminação Pública, or CIP).

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,305 (R$ 1,232 on December 31, 2015). It has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Electricity Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing in 2001–2. It obtained an interim judgment in its favor in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002.

This was to be put into effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 264 (R$ 230 on December 31, 2015). On November 9, 2008 the Company obtained an interim remedy in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

The Company has classified the chance of loss as ‘possible’, since this is a unique action (no similar action has previously been judged), and because it deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of March 6, 2013 issued by the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) established new criteria for the prorating of the cost of the additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between Free Consumers and Distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), with which the Company is associated, obtained an interim court remedy suspending the effects of Articles 2 and 3 of CNPE Resolution 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim remedy, the CCEE (Wholesale Training Chamber) carried out the financial settlement for transactions in April through December 2013, using the criteria prior to the said Resolution. As a result, the Company recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim remedy granted in favor of its associates, including Cemig GT and its subsidiaries. This decision was the subject of an appeal, distributed to the 7th Panel of the TRF (Tribunal Federal Regional – Regional Federal Court) of the 1st Region, in which judgment is awaited.

The amount of the contingency is approximately R$ 182 (R$ 155 on December 31, 2015). In spite of the successful judgment at the first instance, the Association’s legal advisers still considered the chances of loss in this contingency as ‘possible’. The Company agrees with this, since there are not yet elements to enable foreseeing the outcome of the Appeal filed by the federal government.

PPE assets in service

In August 2014 Aneel filed a notice of infringement alleged the Company had not met all the requirements for appropriation of costs in works and other procedures adopted and its compliance with the current legislation. This is a type of inspection relating as it does to the Electricity Sector Property Control Manual. The amount of the contingency is R$ 3 (R$ 66 on December 31, 2015). The Company has classified the chances of loss as ‘possible’, because it believes it has arguments of merit for legal defense, due to the regularity and legality of the Normative Acts issued by Aneel, which orient the actions of the Company, and also due to compliance with the Normative Resolutions of Aneel in relation to the requirements of law; and also the public interest in the transfer of electricity assets; and has therefore not constituted a provision for this action.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff Sub-category, requesting an order for the Company to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. On December 31, 2016 the amount of the contingency was approximately R$ 254 (R$ 222 on December 31, 2015). The Company has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against the Company and against Aneel, for identification of all the consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs, in the period 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged, arising from non-consideration of the impact of future variations in consumer electricity demand on non-manageable cost components, from the distributor’s non-manageable costs (‘Portion A’ costs), and the allegedly undue inclusion of these gains in manageable costs of the distributor (‘Portion B’’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Electricity Sector Agreement. The estimated amount of the contingency is R$ 317 (R$ 276 on December 31, 2015). The Company has classified the chance of loss as ‘possible’, because it believes it has arguments of merit for legal defense and therefore has not made a provision for this action.

Environmental issues

Impact arising from construction of plants

An environmental association, in a class action, has claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Hydroelectric Plant.

Due to the changes made in the environmental legislation and the trend toward a consensus in case law, the Company has re-evaluated the amounts and probabilities of loss on the claims in this action from: R$ 376 (R$ 314 on December 31, 2015). Based on the first instance decision, which ruled against the plaintiff’s applications, Management has re-evaluated the probability of loss, classifying it as ‘remote’.

The Public Attorney’s Office of the State of Minas Gerais has brought class actions requiring the Company to invest at least 0.5% of the gross annual operational revenue, since 1997, of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants, in environmental protection and preservation of the water tables of the municipalities where Cemig’s power plants are located, and proportional indemnity for allegedly irreparable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12503/97.

The Company has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, the Company believes that this is a matter involving legislation at sub-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is a matter for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been constituted. The estimated amount of the contingency is R$ 113 (R$ 99 on December 31, 2015).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisors in relation to the changes that have been made in the new Forest Code and in the case law on this subject, the Company has classified the probability of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 71 (R$ 64 on December 31, 2015).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is a party in an administrative proceeding before the Audit Court of the State of Minas Gerais which challenges (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013 – and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 390 (R$ 363 on December 31, 2015), and the Company believes that it has met the legal requirements, having based its actions on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

The Company is a party in disputes alleging losses suffered as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for Everyone’). The estimated amount is R$ 237 (R$ 202 on December 31, 2015) and no provision has been made. The Company has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 71 (R$ 33 on December 31, 2015). The Company has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

The Company is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 26 (R$ 24 on December 31, 2015), and no provision has been made. The Company has classified the chances of loss as ‘possible’, after analysis of the case law on this subject.

Alteration of the monetary updated index of employment-law cases

The Higher Employment Law Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that employment-law debts in actions not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Consumer Price Index), rather than of the TR reference interest rate. On October 16, 2015 an interim injunction was given by the STF that suspended the effects of the TST decision, on the grounds that decisions on matters of general constitutional importance should exclusively be decided by the STF.

The estimated value of the difference between the monetary updating indices of the employment-law cases is R$ 176 (R$ 140 on December 31, 2015). No additional provision has been made, since the Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers, on the subject, after the injunction given by the Federal Supreme court.

24.	EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s registered share capital on December 31, 2016 and 2015 is R$ 6,294, in 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (reais), as follows:

Shareholders	Number of shares on December 31, 2016
	Common	%	Preferred	%	Total	%
State of Minas Gerais	214,414,739	51	—	—	214,414,739	17
Other entities of Minas Gerais State	56,703	—	4,860,228	1	4,916,931	1
AGC Energia S.A.	84,357,856	20	—	—	84,357,856	7
Other	—	—	—	—	—	—
In Brazil	112,584,011	27	252,478,755	30	365,062,766	28
Rest of world	9,351,399	2	580,737,963	69	590,089,362	47

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

Shareholders	Number of shares on December 31,2015
	Common	%	Preferred	%	Total	%
Minas Gerais State	214,414,739	51	—	—	214,414,739	17
Other entities of M.G. State	56,703	—	10,418,812	1	10,475,515	1
AGC Energia S.A.	138,700,848	33	42,671,763	5	181,372,611	15
Others
In Brazil	58,127,167	14	179,358,041	21	237,485,208	18
Rest of world	9,465,251	2	605,628,330	73	615,093,581	49

Total	420,764,708	100	838,076,946	100	1,258,841,654	100

(a)	Earnings per share

The number of shares used in the calculation of basic profit and diluted profit per share, including the effect of the new shares, is as follows:

Number of shares	2016	2015	2014
Common shares	420,764,708	420,764,708	420,764,708
Held in treasury	(69)	(69)	(69)

	420,764,639	420,764,639	420,764,639

Preferred shares	838,076,946	838,076,946	838,076,946
Held in treasury	(560,649)	(560,649)	(560,649)

	837,516,297	837,516,297	837,516,297

Total	1,258,280,936	1,258,280,936	1,258,280,936

Basic profit per share

The Company’s preferred shares carry the right to a minimum mandatory dividend, as shown in more detail in item ‘c’.

The following is the calculation of the basic profit per share:

	2016	2015	2014
Profit for the period	334	2,469	3,137

Minimum mandatory dividend for the preferred shares arising from the profit for the period (item c)	204	422	531
Profit not distributed arising from the profit for the period – preferred shares	87	1,221	1,557

Total of the profit for the preferred shares (A)	291	1,643	2,088

Minimum mandatory dividend for the common shares	—	212	266
Profit not distributed arising from the profit for the period – common shares	44	614	783

Total profit for the common shares (B)	44	826	1,049

Basic profit per preferred share ( A / number of preferred shares )	0.35	1.96	2.49
Basic profit per common share ( B / number of common shares )	0.10	1.96	2.49

Diluted profit per share

The call and put options in shares of investees, described in more detail in Note 15, have potential to dilute the Company’s shares. The following shows the calculation of diluted profit per share:

	2016	2015	2014
Profit for the period	334	2,469	3,137

Total basic profit for the preferred shares	291	1,643	2,088
Dilutive effect related to the RME/Lepsa Option	(22)	—	—
Dilutive effect related to the Ativas Option	(5)	—	—

Diluted profit for the preferred shares (C)	264	1,643	2,088

Total profit for the year for the common shares (B)	44	826	1,049
Dilutive effect related to the RME/Lepsa Option	(11)	—	—
Dilutive effect related to the Ativas Option	(2)	—	—

Diluted profit for the common shares (D)	30	826	1,049

Diluted profit per preferred share ( C / No. of preferred shares )	0.32	1.96	2.49
Diluted profit per common share ( D / No. of common shares )	0.07	1.96	2.49

Shareholders’ agreement

On August 1, 2011, the government of Minas Gerais State signed a Shareholders’ Agreement with AGC Energia S.A., with BNDES Participações S.A. as consenting party, valid for 15 years. The agreement maintains the State of Minas Gerais as dominant, sole and sovereign controlling shareholder of the Company, and attributes to AGC Energia certain prerogatives for the purpose of contributing to the sustainable growth of the Company, among other provisions.

(b)	Reserves

The account lines Capital Reserves and Profit Reserves are made up as follows:

Capital reserves and shares in Treasury	2016	2015	2014
Investment-related subsidies	1,857	1,857	1,857
Goodwill on issuance of shares	69	69	69
Shares in Treasury	(1)	(1)	(1)

	1,925	1,925	1,925

The Reserve for investment-related subsidies basically refers to the compensation by the federal government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Profit reserves	2016	2015	2014
Legal reserve	853	853	853
Reserve under the By-laws	57	57	57
Retained earnings reserve	2,813	2,906	1,655
Tax incentives reserve	57	50	29
Reserve for obligatory dividends not distributed	1,420	797	—

	5,200	4,663	2,594

Legal reserve

Constitution of the Legal Reserve is obligatory, up to the limits established by law. The purpose of the Reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not deposit in the Legal Reserve in 2016 due to its having reached its legal limit.

Reserve under the by-laws

The Reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Article 28 of the by-laws.

Retained Earnings reserve

The Retained Earnings Reserves are for profits not distributed in previous years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings planned for the 2016 business year. The retentions are supported by capital budgets approved by the Board of Directors in the periods in question.

Tax Incentives Reserve

The federal tax authority (Receita Federal) recognized the Company’s right to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the tax incentive gain recorded was R$ 57 in 2016 (R$50 in 2015 and R$29 in 2014). This reserve cannot be used for payment of dividends.

(c)	Dividends

Ordinary dividends

Under its by-laws, Cemig is required to pay to its shareholders, as obligatory dividends, 50% of the net profit of each business year.

The preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares. They have the right to a minimum annual dividend equal to the greater of:

(a)	10% of their par value and

(b)	3% of the portion of equity that they represent.

Under the by-laws, Cemig’s shares held by private individuals have the right to a minimum dividend of 6% per year on their par value in all years when Cemig does not obtain sufficient profits to pay dividends to its shareholders. This guarantee is given by the State of Minas Gerais by Article 9 of State Law 828 of December 14, 1951 and Article 1 of State Law 8796 of April 29, 1985.

Under the Company’s by-laws, if the Company is able to pay dividends higher than the obligatory minimum dividend required for the preferred shareholders, and the remainder of net profit is sufficient to offer equal dividends for both the common and preferred shares, then the dividend per share will be the same for the holders of common shares and the holders of preferred shares. Dividends declared are paid in two equal installments, the first by June 30 and the second by December 30, of the year following the generation of the profit to which they refer. The Executive Board decides the location and processes of payment, subject to these periods.

The calculation of the dividends proposed for distribution to shareholders based on the profit for the business year is as follows:

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	2016	2015	2014
Nominal value of the preferred shares	4,190	4,190	4,190
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%	10.00%

Amount of the dividends by the First payment criterion	419	419	419

Equity	12,930	12,984	11,281
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.58%	66.58%	66.58%

Portion of Equity represented by the preferred shares	8,609	8,645	7,511

Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%	3.00%

Amount of the dividends by the Second payment criterion	258	259	225

Calculation of the Minimum Dividends required by the Bylaws for the preferred shares	419	419	419

Obligatory Dividend
Net profit for the year	334	2,469	3,137
Obligatory dividend – 50.00% of net income	167	1,235	1,568

In 2016, 2015 and 2014 the mandatory minimum dividend under the by-laws for the preferred shares is R$ 419.

In December 2016 the Company declared payment of R$ 380 in the form of Interest on Equity, to be paid in two equal installments, by June 30 and December 30, 2017, to holders of preferred and common shares whose names were on the Company’s Nominal Share Registry on December 26, 2016. The total amount of this Interest on Equity will have counterpart in the Retained Earnings Reserve.

Interest on Equity	2016
Interest on Equity – preferred shares and common shares
– Common shares	127
– Preferred shares	253

380

Sub-item III of CVM Decision 683/2012 establishes that Interest on Equity paid or credited may only be imputed against the minimum obligatory dividend at its value net of withholding income tax.

Based on this, the following is the proposal for allocation of profit, with the guarantee of minimum dividends for the preferred shares:

Calculation of dividends to be distributed	Holding company
2016
Interest on Equity paid to holders of the preferred shares	253

Additional dividends to guarantee the minimum payment for the preferred shares
– Dividends to meet the minimum amount specified in the by-laws	166
– Withholding income tax on Interest on Equity paid for the preferred shares (253.004 x 15%)	38

204

Total of Interest on Equity paid to the preferred shares from profit reserves	253
Total of Additional Dividends to guarantee the Minimum Payment for the preferred shares paid from the profit for the year	204

457

Unit value of dividends – R$
Minimum Dividends required by the by-laws for the preferred shares	0.5
Dividends proposed – preferred shares (net of withholding tax)	0.5

Allocation of Net profit for 2016 – Proposal by management

The Board of Directors decided to propose to the Annual General Meeting to be held on May 12, 2017 that the profit for 2016, in the amount of R$ 334, and the balance of Retained earnings, of R$ 37, should be allocated as follows:

◾	R$ 204 to be paid as minimum obligatory dividend, to the Company’s shareholders, in two equal installments, by June 30 and December 30, 2017 to holders of preferred shares whose names were on the Company’s Nominal Share Registry.

◾	R$ 161 to be held in Equity in the Retained earnings reserve, to guarantee for the Company’s consolidated investments planned for the 2017 business year, in accordance with a capital budget.

◾	R$ 7 to be held in Equity in the Tax incentives reserve, in reference to the tax incentive amounts obtained in 2016 in relation to the investments made in the region of Sudene.

(d)	Accumulated Other Comprehensive Income

Equity valuation adjustments	2016	2015	2014
Adjustments to actuarial liabilities – Employee Retirement Benefits	(170)	(121)	(14)

Other comprehensive income in subsidiary and jointly-controlled entities
Deemed cost of PP&E	685	720	780
Change in fair value of financial asset available for sale in jointly controlled entity	38	18	—
Cumulative translation adjustments	—	63	26
Adjustments to actuarial liabilities – Employee Retirement Benefits	(1,041)	(578)	(324)

	(318)	223	482

Accumulated Other Comprehensive Income	(488)	102	468

The amounts reported as deemed cost of the generation assets are due to the valuation of the generation assets, with the assessment of their fair value at replacement cost in the initial adoption of international financial standards on January 1, 2009. The new valuation of the generation assets resulted in an increase in their value, posted in the specific line of Equity, net of the tax effects.

This table shows the adjustments arising from conversion of the financial statements:

Balance at December 31, 2014	27

Conversion adjustment of equity method gain in Other comprehensive income of Transchile	36

Balance on December 31, 2015	63

Conversion adjustment of equity method gain in Other comprehensive income of Transchile	(23)
Recycling to Income statement due to the sale of Transchile	(40)

Balance at December 31, 2016	—

25.	REVENUE

	2016	2015 Restated	2014 Restated
Revenue from supply of electricity (a)	23,430	22,526	17,232
Revenue from use of the electricity distribution systems (TUSD) (b)	1,705	1,465	855
CVA and Other financial components in tariff increases (c)	(1,455)	1,704	1,107
Transmission revenue
Transmission concession revenue (d)	312	261	557
Transmission construction revenue (e)	54	146	80
Transmission indemnity revenue (g)	751	101	420
Distribution construction revenue (e)	1,139	1,106	861
Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession (i)	8	576	55
Revenue from financial updating of the Concession Grant Fee (f)*	300	—	—
Transactions in electricity on the CCEE (h)	161	2,425	2,348
Supply of gas	1,444	1,667	422
Other operating revenues (i)	1,421	1,440	1,284
Deductions from revenue (k)	(10,497)	(11,549)	(5,626)

Net operating revenue	18,773	21,868	19,595

*	Net of financial updating of the remaining balance payable of the concession grant fee

a)	Revenue from supply of electricity

This table shows supply of electricity by type of consumer:

	GWh (1)			R$
	2016	2015	2014	2016	2015	2014
Residential	9,916	9,830	10,014	7,819	7,297	5,183
Industrial	19,494	22,969	26,026	5,396	5,781	4,793
Commercial, Services and Others	6,573	6,434	6,395	4,359	3,956	2,786
Rural	3,575	3,380	3,390	1,463	1,407	908
Public authorities	886	892	891	545	548	381
Public illumination	1,350	1,326	1,298	528	533	358
Public service	1,252	1,204	1,273	547	540	369

Subtotal	43,046	46,035	49,287	20,657	20,062	14,778

Own consumption	37	38	37	—	—	—
Supply not yet invoiced, net	—	—	—	(199)	257	144

	43,083	46,073	49,324	20,458	20,319	14,922

Wholesale supply to other concession holders (2)	12,509	10,831	14,146	2,713	2,358	2,251
Wholesale supply not yet invoiced, net	—	—	—	259	(151)	59

Total	55,592	56,904	63,470	23,430	22,526	17,232

(1)	Data not audited by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

b)	Revenue from Use of Distribution Systems (the TUSD charge)

A significant part of the large industrial consumers in the concession areas of Cemig D and Light are now ‘Free Consumers’ – energy is sold to theme by the Cemig group’s generation and transmission company, Cemig GT, as well as other generators. When these users became Free Consumers, they began to pay separate charges for use of the distribution network. This line (‘TUSD’) records those charges.

c)	The CVA (Portion A Costs Variation Compensation) Account, and Other financial components, in tariff adjustments

The gains arising from variations in the CVA Account (Portion ‘A’ Costs Variation Compensation Account) and Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The amounts recognized arise from balances constituted in the current period, homologated or to be homologated in tariff adjustment processes. For more information see Note 14.

d)	Transmission Concession Revenue

Transmission Revenue comprises the following:

◾	Concession Transmission Revenue, which includes the portion received from agents of the electricity sector relating to operation and maintenance of the transmission lines;

◾	Generation Connection System Revenue, arising from the transmission assets belonging to the generating units.

e)	Construction revenue

Construction Revenue is substantially offset by Construction costs, and corresponds to the Company’s investments in assets of the transmission and distribution concessions in the period.

f)	Gain on financial updating of the Concession Grant Fee

Represents updating by the IPCA index, plus remuneratory interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. For more details please see Note 14.

g)	Transmission indemnity revenue

In 2016 the Company recognized revenue of R$ 751, in relation to the following events:

◾	R$ 20 relating to the difference between the amount of the Preliminary Revision made by Aneel – R$ 1,157 – on February 23, 2015, of the Opinion sent by the Company, and the Final Revision.

◾	R$ 44 for monetary updating of the balance of indemnity receivable by the IGP-M index, up to May 2016.

◾	R$ 90 representing the difference between the variations resulting from application of the IGP-M index and the IPCA index – since the Company had updated the balance receivable, up to May 2016, by the IGP-M.

◾	R$ 438, representing the cost of own capital, calculated on the basis of 10.44% p.a.

◾	R$ 159 for updating of the balance of indemnity receivable, by the IPCA index, in accordance with Mining and Energy Ministry Order 120, in the period July through December 2016.

h)	Revenue from transactions in electricity on the CCEE (Wholesale Trading Chamber)

The revenue from transactions made through the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of electricity in the Spot Market, through the CCEE.

i)	Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession

This arises from the gain on the Adjustment made to the expectation of cash flow from the indemnifiable Financial asset of the distribution concession, due to monetary updating of the Regulatory Remuneration Base of assets.

j)	Other operating revenues

	2016	2015	2014
Charged service	6	14	11
Telecoms services	137	134	135
Services rendered	167	131	118
Subsidies (*)	1,001	996	790
Rental and leasing	105	93	81
Other	5	72	149

	1,421	1,440	1,284

(*)	Revenue recognized for the tariff subsidies applicable to users of distribution services, reimbursed by Eletrobras.

k)	Deductions from revenue

	2016	2015	2014
Taxes on revenue
ICMS tax (1)	5,211	4,487	3,198
Cofins tax	2,041	2,263	1,628
PIS and Pasep taxes	443	491	353
Other	7	6	6

	7,702	7,247	5,185
Charges to the consumer
Global Reversion Reserve – RGR	(18)	36	39
Energy Efficiency Program (P.E.E.)	58	45	47
Energy Development Account – CDE	2,074	2,870	211
Research and Development – P&D	48	47	49
National Scientific and Technological Development Fund – FNDCT	48	47	48
Energy System Expansion Research – EPE	24	24	24
Consumer charges – Proinfa alternative sources program	43	27	29
Electricity Services Inspection Charge	35	37
Royalties for use of water resources	123	102
0.30% additional payment (Law 12111/09) (2)	—	—	(6)
Consumer charges – ‘Tariff Flag’ amounts	360	1,067	—
	2,795	4,302	441

	10,497	11,549	5,626

(1)	As from January 1, 2016, the rate for consumers in the Commercial, services and other activities category was changed from 18% to 25% (Decree nº 46.924, of December 29, 2015).
(2)	Reimbursement recognized by the Company in first quarter 2014, as per Official Letter 782/2013 authorized by Aneel, due to excess payment.

26.    OPERATING COSTS AND EXPENSES

	2016	2015 Restated	2014 Restated
Personnel (a)	1,643	1,435	1,252
Employees’ and managers’ profit shares	7	137	249
Post-retirement liabilities – Note 22	345	156	212
Materials	58	154	381
Outsourced services (b)	867	899	953
Electricity purchased for resale (c)	8,273	9,542	7,428
Depreciation and amortization	834	835	801
Operating provisions (d)	704	1,401	581
Charges for the use of the national grid	947	999	744
Gas purchased for resale	877	1,051	254
Construction costs (e)	1,193	1,252	942
Other operating expenses. net (f)	156	426	651

	15,904	18,287	14,448

a)	Personnel expenses

	2016	2015	2014
Remuneration and salary-related charges and expenses	1,350	1,273	1,098
Supplementary pension contributions – Defined-contribution plan	100	85	80
Assistance benefits	175	142	144

	1,625	1,500	1,322

Provision for retirement premium (Reversal)	(12)	2	4
Voluntary retirement program	93	—	—
( – ) Personnel costs transferred to Assets	(63)	(67)	(74)

	18	(65)	(70)

	1,643	1,435	1,252

Programmed Voluntary Retirement Plan (PDVP)

In April 2016, the Company created the PDVP (Voluntary Employee Severance Program). Those eligible to take part were any employees who would have worked with Cemig for 25 years or more by December 31, 2016. For voluntary retirement, the PDVP offered the much more advantageous severance payments which are specified by law only for the case of dismissal without just cause – including payment for the period of notice, but especially deposit of an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation.

b)	Outsourced services

	2016	2015	2014
Meter reading and bill delivery	140	122	184
Communication	55	64	67
Maintenance and conservation of electrical facilities and equipment	246	238	230
Building conservation and cleaning	97	100	91
Contracted labor	13	6	7
Freight and airfares	7	10	11
Accommodation and meals	13	17	18
Security services	25	28	26
Consultancy	15	17	24
Maintenance and conservation of furniture and utensils	53	46	37
Maintenance and conservation of vehicles	8	11	12
Disconnection and reconnection	7	26	19
Environment	19	22	29
Legal services and procedural costs	30	24	33
Tree pruning	14	23	23
Cleaning of power line pathways	8	30	29
Copying and legal publications	16	14	9
Inspection of consumer units	1	4	4
Printing of tax invoices and electricity bills	3	4	5
Other	97	93	95

	867	899	953

c)	Electricity purchased for resale

	2016	2015	2014
From Itaipu Binacional	1,144	1,734	830
Physical guarantee quota contracts	537	252	221
Quotas from Angra I and II Nuclear Plants	217	200	179
Spot market	761	935	1,263
Proinfa Program	323	253	262
‘Bilateral contracts’	292	326	380
Electricity acquired in Regulated Market auctions	2,540	3,978	3,242
Electricity acquired in the Free Market	3,279	2,762	1,762
Credits of Pasep and Cofins taxes	(820)	(898)	(711)

	8,273	9,542	7,428

d)	Operating provisions (reversals)

	2016	2015	2014
Allowance for doubtful receivables	382	175	127

Contingency provision
Employment-law cases	120	4	242
Civil cases	30	22	6
Tax	2	(4)	13
Environmental	—	(1)	—
Regulatory	—	10	(14)
Other	31	(3)	12

	183	28	259
Provision for losses on
Other accounts receivable	40
Put option—Parati (Note 15)	55	1,079	166
Put option—SAAG (Note 15)	49	119	29
Put option—Sonda (Note 15)	(5)

	704	1,401	581

e)	Construction cost

	2016	2015	2014
Personnel and managers	58	65	60
Materials	534	521	415
Outsourced services	448	504	385
Other	153	162	82

	1,193	1,252	942

f)	Other operating expenses (revenues), net

	2016	2015 Restated	2014 Restated
Leasings and rentals	112	102	112
Advertising	13	11	19
Own consumption of electricity	22	21	17
Subsidies and donations	17	31	50
Paid concession	3	7	23
Insurance	9	9	9
CCEE annual charge	8	8	7
Net loss on deactivation and disposal of assets	112	30	97
Forluz – Administrative running cost	25	22	22
Gain on disposal of shares in Taesa	(181)	—	—
Gain on disposal of Transchile	(134)	—	—
Other expenses	150	185	295

	156	426	651

Operating Leases

The Company has operating lease contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the Company’s total costs.

27.    FINANCIAL REVENUES AND EXPENSES

	2016	2015 Restated	2014 Restated
FINANCIAL REVENUES
Income from cash investments	317	251	298
Late charges on overdue electricity bills	277	230	166
Foreign exchange variations	62	76	15
Monetary variations	106	36	53
Monetary variations – CVA	204	68	—
Monetary updating on Court escrow deposits	46	212	—
Pasep and Cofins taxes charged on financial revenues	(88)	(84)	(38)
Contractual penalty payments	12	16	10
Adjustment to present value	—	2	—
Other	105	56	31

	1,041	863	535

FINANCIAL EXPENSES
Costs of loans and financings	(1,928)	(1,386)	(931)
Foreign exchange variations	(35)	(172)	(26)
Monetary updating – Loans and financings	(245)	(387)	(271)
Monetary updating – concession agreements	(3)	(11)	(17)
Charges and monetary updating on Post-retirement liabilities	(103)	(129)	(99)
Monetary updating – CCEE obligations	(10)	—	—
Adjustment to present value	—	—	—
Other	(154)	(119)	(350)

	(2,478)	(2,204)	(1,694)

NET FINANCIAL REVENUE (EXPENSES)	(1,437)	(1,341)	(1,159)

The Pasep and Cofins expenses apply to Interest on Equity.

28.    RELATED PARTY TRANSACTIONS

Cemig’s principal balances and transactions with related parties are shown here:

COMPANY	ASSETS		LIABILITIES		REVENUE			EXPENSES
	2016	2015	2016	2015	2016	2015	2014	2016	2015	2014
Controlling shareholder
MINAS GERAIS STATE GOVT.
Current
Consumers and Traders (1)	71	19	—	—	152	150	105	—	—	—
Financings – BDMG	—	—	4	9	—	—	—	(1)	(2)	(1)
Debentures (2)	—	—	—	—	—	—	—	—	—	(30)
Non-current
Financings – BDMG	—	—	23	50	—	—	—	—	—	—

Jointly-controlled entities
Aliança Geração
Current
Transactions in electricity (2)	—	—	7	11	—	—	—	(142)	(106)	—
Provision of services (3)	4	—	—	—	14	6	—	—	—	—

Baguari Energia
Current
Transactions in electricity (2)	—	—	1	1	—	—	—	(7)	(6)	(6)
Interest on Equity, and dividends	—	6	—	—	—	—	—	—	—	—

Madeira Energia
Current
Transactions in electricity (2)	—	—	18	16	8	—	—	(574)	(638)	(124)
Advance against future electricity supply (4)	—	87	—	—	—	12	—	—	—	—

Norte Energia
Current
Transactions in electricity (2)	—	—	4	—	2	—	—	(49)	—	—

Pipoca
Current
Transactions in electricity (2)	—	—	1	1	—	—	—	(16)	(11)	—
Interest on Equity, and dividends	—	1	—	—	—	—	—	—	—	—

Retiro Baixo
Current
Dividends, and Interest on Equity	2	—	—	—	—	—	—	—	—	—

Guanhães Energia
Current
Adjustment for losses (5)	—	—	59	—	—	—	—	—	—	—

Renova
Current
Transactions in electricity (2)	—	—	—	2	—	—	—	(159)	(12)	(12)
Non-current
Accounts receivable (6)	74	—	—	—	14	—	—	—	—	—
Advance for future delivery of power supply (7)	229	60	—	—	17	—	—	—	—	—

TAESA
Current
Transactions in electricity (2)	—	—	10	11	—	—	—	(110)	(94)	(33)

Empresa Amazonense de Transmissão de Energia -EATE
Current
Transactions in electricity (2)	—	—	3	3	—	—	—	(25)	(28)	(6)

	ASSETS		LIABILITIES		REVENUE			EXPENSES
COMPANY	2016	2015	2016	2015	2016	2015	2014	2016	2015	2014
Light
Current
Transactions in electricity (2)	—	1	—	—	59	47	9	(1)	(1)	—
Interest on Equity, and dividends	7	44	—	—	—	—	—	—	—	—

Parati
Current
Interest on Equity, and dividends	—	9	—	—	—	—	—	—	—	—

Axxiom
Current
Provision of services (8)	—	—	7	6	—	—	—	—	—	—

Other related parties
FIC Pampulha
Current
Securities	1,455	1,031	—	—	197	115	181	—	—	—
(-) Securities issued by subsidiary companies of Cemig (9)	(49)	—	—	—	—	—	—	—	—	—
Non-current
Securities	46	17	—	—	—	—	—	—	—	—
(-) Securities issued by subsidiary companies of Cemig (9)	(15)	—	—	—	—	—	—	—	—	—

FORLUZ
Current
Post-retirement obligations (10)	—	—	86	76	—	—	—	(186)	(129)	(99)
Personnel expenses (11)	—	—	—	—	—	—	—	(100)	(85)	(80)
Administrative running costs (12)	—	—	—	—	—	—	—	(25)	(22)	(22)
Operational leasing (13)	—	—	10	2	—	—	—	(39)	(18)	(17)
Non-current
Post-retirement obligations (10)	—	—	1,593	1,270	—	—	—	—	—	—

CEMIG SAÚDE (HEALTH)
Current
Health Plan and Dental Plan (14)	—	—	102	79	—	—	—	(187)	(146)	(135)
Non-current
Health Plan and Dental Plan (14)	—	—	1,647	1,275	—	—	—	—	—	—

The main conditions relating to the related party transactions are as follows:

(1)	Refers to sale of electricity to the government of the State of Minas Gerais. The price of the electricity is defined by Aneel through a Resolution which decides the Company’s annual tariff adjustment.
(2)	Transactions in electricity between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).
(3)	Refers to contract to provide plant operation and maintenance services.
(4)	Effected in February 2015, in accordance with a condition of the power purchase agreement between Cemig GT and Saesa signed on March 19, 2009. For the purpose of settlement, this amount will be updated at a rate of 135% of the CDI rate, and will be offset against invoicing by Saesa for supply of electricity. The offsetting was completed on March 15, 2016.
(5)	A liability was recognized corresponding to the Company’s interest in the share capital of Guanhães, due to its negative equity (see Note 15).
(6)	Cemig GT has an item of R$ 60 receivable from Renova Energia, which will be paid in 12 monthly installments, the first on January 10, 2018 and the last becoming due in December 2018, with monetary updating at 150% of the CDI rate.
(7)	In June 2016, under an electricity supply contract with Renova, Cemig GT advanced R$ 94 to Renova’s trading company, Renova Comercializadora, after guarantees of certain assets of Renova had been provided. Subsequently further advances were made, of R$ 40 in September, and R$ 15, R$ 25 and R$ 38 on October 3, 17 and 27, 2016, respectively. For the purpose of settlement, this amount will be updated at a rate of 155% of the CDI rate, and offset by invoicing, by Renova, for supply of electricity provided.
(8)	Refers to obligations and expenses on development of management software.
(9)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. There is more information, and characteristics of the fund, in the descriptive text below.
(10)	The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note 22) and will be amortized up to the business year of 2024.
(11)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration (see Explanatory Note 26), in accordance with the regulations of the Fund.
(12)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(13)	Rental of the head office building.
(14)	Contribution by the sponsor to the employees’ Health Plan and Dental Plan (See Note 22).

For more information on the principal transactions, please see Notes 8, 18 and 25.

Guarantees and sureties for loans, financings and debentures

Cemig is provider of surety or guarantee of loans, financings and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Object of guarantee	2016	Expiration
Norte Energia S.A. (‘Nesa’)	Affiliated	Surety	Financing	2,357	2042
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	684	2042
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Financing	1,995	2034
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Debentures	736	2037
Guanhães	Jointly-controlled entity	Surety	Promissory Note	67	2016
Centroeste	Jointly-controlled entity	Surety	Financing	9	2023

				5,848

(1)	Related to execution of guarantees of the Norte Energia financing.

At December 31, 2016, Management believes that there is no need to recognize any provisions in the Company’s financial statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund Presented in the table below are accounted under Securities in Current and Non-current assets, or presented as deductions in the account line Debentures in Current or Non-current assets, on December 31, 2016.

The funds applied in this investment fund are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments in securities of related parties, in the investment fund, on December 31, 2016 and 2015, are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 10.12%	Cemig GT 20.86%	Cemig D 24.94%	Other subsidiaries 22.39%*	Total 2016
Axxiom	Debentures	109.00% of CDI Rate	1/29/2017	1	1	1	1	4
ETAU	Debentures	108.00% of CDI	12/1/2019	1	2	3	2	8

				2	3	4	3	12

(*)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Issuer of security	Type	Annual contractual conditions	Maturity	Cemig Holding Company 10.12%	Cemig GT 20.86%	Cemig D 24.94%	Other subsidiaries 22.39%*	Total 2015
Axxiom	Debentures	109.00% of CDI Rate	1/29/2017	1	3	3	4	11
Ativas	Debentures	CDI + 3.50%	7/1/2017	2	7	5	8	22
Ativas	Debentures	CDI + 3.50%	7/1/2017	3	8	6	10	27
ETAU	Debentures	108.00% of CDI Rate	12/1/2019	1	3	2	4	10
Brasnorte	Debentures	108.00% of CDI Rate	6/22/2016	—	1	1	1	3

				7	22	17	27	73

(*)	Refers to the other companies consolidated by Cemig, which also have participation in the investment funds.

Remuneration of key management personnel

The total costs of key management personnel, in 2016, 2015 and 2014, are shown in this table:

	2016	2015	2014
Remuneration	25	19	11
Profit shares (reversals)	(1)	2	3
Assistance benefits	2	1	1

	26	22	15

29.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company and its subsidiaries are restricted to the following: cash and cash equivalents, securities, Consumers, traders, and power transport concession holders; Financial assets of the concession related to infrastructure; Linked funds; Escrow deposits in litigation; the CVA (Portion A Costs Variation Compensation) Account and Other Financial Components in tariff adjustments; Loans and financings; Concession obligations payable; Suppliers; and Post-employment obligations. The gains and losses on transactions are recorded in full in the profit or loss for the business year or in Equity, by the accrual method.

The Company’s financial instruments and those of its subsidiaries are recorded at fair value and measured in accordance with the following classifications:

◾	Loans and receivables: This category contains: Cash equivalents; Credits receivable from Consumers, Traders, and power transport concession holders; Linked funds; Financial assets related to the CVA account, and Other financial components, in calculation of tariffs; the Low-income subscriber subsidy; Reimbursement of tariff subsidies and Other credits owed by Eletrobras; Escrow deposits in litigation; Financial assets of the concession not covered by Law 12783/1; and Financial assets related to Auction 12/2015 for award of generation plants. They are recognized at their nominal realization value, which is similar to fair value.

◾	Financial instruments at fair value through profit or loss: Securities held for trading, and Put options, are in this category. They are valued at fair value and the gains or losses are recognized directly in the Profit and loss account.

◾	Financial instruments held to maturity: These include Securities, in the amount of R$ 50 on December 31, 2016 and R$ 225 on December 31, 2015, included in Note 7. There is positive intention to hold them to maturity. They are measured at amortized cost using the effective rates method. Fair value, of R$ 50 on December 31, 2016 and R$ 224 on December 31, 2015, was measured using information of Level 2.

◾	Financial instruments available for sale: In this category are Financial assets of the concession related to distribution infrastructure covered by Law 12783/13. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), which is equivalent to fair value on the date of these financial statements.

◾	Other financial liabilities – Non-derivative financial liabilities: In this category are Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; and Suppliers. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using 140% of the CDI rate – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 6.00% to 8.07% and CDI + 2.00% to 4.05%. For the financings from the BNDES and Eletrobras, fair value is conceptually similar to book value, due to the specific characteristics of the transactions.

◾	Liabilities measured at fair value – Financial liabilities for the put options: The options to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’); the options to sell shares in RME and Lepsa (‘the Parati PUT’); and the Sonda Options, were valued at fair value using the Black-Scholes-Merton (BSM) model. Both the options were calculated using the discounted cash flow method: for the SAAG Put option, up to the third quarter of 2016; and for the Parati Put option, up to the first quarter of 2016. The method used was changed, in the fourth and second quarters, respectively, to the BSM model. The Company calculated the fair value of these options having as a reference their respective prices obtained by the BSM model, valued on the closing date of the financial statements for the 2016 business year.

The accounting balances of the financial instruments are similar to the fair values, except for loans, of which the accounting balance is R$ 15,179 (R$ 15,167 on December 31, 2015) and fair value is R$ 14,711 (R$ 15,544 on December 31, 2015), being measured as Level 2, using similar liabilities as reference.

a)	Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with impact on Loans and financings, Suppliers, and cash flow.

This table gives the net exposure to exchange rates:

Exposure to exchange rates	2016		2015

	Foreign currency	R$	Foreign currency	R$
US dollars
Loans and financings (Note 20)	7	23	8	33
Suppliers (Itaipu Binacional)	62	207	83	315

	69	230	91	348

Euro
Loans, financings and debentures – Euros (Note 20)	2	7	3	14

Net liabilities exposed		237		362

(*) BNDES monetary unit – reflects the weighted average of the FX variations in the BNDES Basket of Currencies.

Sensitivity analysis

Based on its financial consultants, the Company estimates that in a probable scenario, at December 31, 2017 the US dollar will have appreciated by 2.82%, to an exchange rate of R$ 3.351/US$; and the Euro will have appreciated by 1.95%, to R$ 3.505/Euro. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this scenario 1:

Risk: foreign exchange rate exposure	Base scenario Dec. 31. 2016	Scenario 1 USD: R$ 3.351 Euro: R$ 3.505	Scenario 2 FX depreciation 25% USD: R$ 4.189 Euro: R$ 4.381	Scenario 3 FX depreciation 50% USD: R$ 5.027 Euro: R$ 5.258
US dollar
Loans and financings (Note 20)	23	24	30	36
Suppliers (Itaipu Binacional)	207	212	266	319

	230	236	296	355

Euro
Loans and financings (Note 20)	7	8	9	11

Net liabilities exposed	237	244	305	366

Net effect of exchange rate variation		7	68	129

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 60 (R$ 72 on December 31, 2015).

The Company is exposed to the risk of increase in domestic Brazilian interest rates through its net liabilities, indexed to the variations in the Selic and CDI rates, as follows:

Exposure to domestic interest rate changes	2016	2015
Assets
Cash equivalents – Short-term investments (Note 6)	894	873
Securities (Note 7)	1,045	2,511
Restricted cash	367	—
CVA and Other financial components in tariffs – Selic rate * (Note 14)	398	1,350
Credits owed by Eletrobras	138	—

	2,842	4,734

Liabilities
Loans. financings and debentures – CDI rate (Note 20)	(10,928)	(10,734)
Loans. financings and debentures – TJLP (Note 20)	(213)	(283)
CVA and Other financial components in tariffs – Selic rate * (Note 14)	(805)	—

	(11,946)	(11,017)

Net liabilities exposed	(9,104)	(6,283)

(*)	Amounts of CVA and Other financial components, indexed to the Selic rate.

Sensitivity analysis

The Company estimates that, in a probable scenario, on December 31, 2017 the Selic rate will be 9.00% p.a. and the TJLP will be 6.75% p.a. The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50% in relation to this scenario 1. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the scenarios for the path of interest rates will consider the projection of the Company’s scenarios, based on its financial consultants.

Risk: Increase in Brazilian interest rates	2016	December 31, 2017

	Book value	Scenario 1 Selic 9.00% TJLP 6.75%	Scenario 2 Selic 11.25% TJLP 8.44%	Scenario 3 Selic 13.50% TJLP 10.13%
Assets
Cash investments (Note 6)	894	974	994	1,014
Securities (Note 7)	1,045	1,139	1,163	1,186
Restricted cash	367	401	409	417
CVA and Other financial components of tariff – Selic rate	398	434	442	451
Credits owed by Eletrobras	138	151	154	157

	2,842	3,099	3,162	3,225

Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(10,928)	(11,912)	(12,158)	(12,404)
Loans and financings – TJLP (Note 20)	(213)	(227)	(231)	(235)
CVA and Other financial components in tariff adjustments (Note 14)	(805)	(877)	(896)	(914)

	(11,946)	(13,016)	(13,285)	(13,553)

Net liabilities exposed	(9,104)	(9,917)	(10,123)	(10,328)

Net effect of variation in interest rates		(813)	(1,019)	(1,224)

Risk of increase in inflation

This table shows the Company’s net exposure to inflation rates:

Exposure to increase in inflation	2016	2015
Assets
Financial assets of the concession related to infrastructure –Distribution – IPCA Index (Note 14)	128	121
Financial assets of the concession related to infrastructure Transmission– IPCA index (note 14)*	1,805	1,054
Concession Grant Fee – IPCA (Note 14)	2,254	—

	4,187	1,175

Liabilities
Loans, financings and debentures – IPCA index (Note 20)	(3,933)	(3,910)
Debt agreed with pension fund (Forluz) – IPCA	(787)	(812)

	(4,720)	(4,722)

Net assets (liabilities) exposed	(533)	(3,547)

(*)	Value of the Financial assets of the concession homologated by Aneel in Dispatch 729 of March 25, 2014.

Sensitivity analysis

In relation to the most significant risk of increase in inflation, the Company estimates that, in a probable scenario, on December 31, 2017 the IPCA inflation index will be 4.70%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50% in relation to this scenario 1:

Risk: increase in inflation	2016	December 31, 2017
	Book value	Scenario 1 IPCA 4.70%	Scenario 2 IPCA 5.88%	Scenario 3 IPCA 7.05%
Assets
Financial assets of the concession related to infrastructure – Distribution – IPCA Index (Note 14)	128	134	136	137
Financial assets of the concession related to infrastructure Transmission – IPCA index (note 14)*	1,805	1,890	1,911	1,932
Concession Grant Fee – IPCA (Note 14)	2,254	2,360	2,386	2,413

	4,187	4,384	4,433	4,482

Liabilities
Loans, financings and debentures – IPCA index (Note 20)	(3,933)	(4,118)	(4,164)	(4,210)
Debt agreed with pension fund (Forluz) – IPCA	(787)	(824)	(833)	(842)

	(4,720)	(4,942)	(4,997)	(5,052)

Net liabilities exposed	(533)	(558)	(564)	(570)

Net effect of variation in IPCA / IGP – M indices		(25)	(31)	(37)

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability on its investment transactions through performing a rigid analysis of financial institutions’ credit, obeying operational limits with banks based on assessments that take into account the financial institutions’ ratings, risk exposures and equity position. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the electricity produced by the Company is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of electricity for the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

On December 31, 2016 the Company had excess of current liabilities over current assets.

Please refer to note 1 about the Company’s several initiatives designed to increase liquidity through entering into new contracts for financing or for the re-financing of its existing obligations and potential divestitures of non-core assets. Any further lowering of credit ratings may have adverse consequences on CEMIG ability to obtain financing or may impact the cost of financing, also making it more difficult and/or costly to refinance maturing obligations. Any financing or refinancing of the CEMIG indebtedness could be at higher interest rates and may require the Company to comply with more onerous covenants, which could further restrict business operations.

The flow of payments of the Company’s obligations, for debt agreed with the pension fund, and under loans, financings and debentures, for floating and fixed rates, including the interest specified in contracts, is shown in the table below:

	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	50	1,226	4,834	11,275	2,203	19,588
Concessions payable	—	1	2	10	14	27
Debt agreed with pension fund (Forluz)	11	33	89	596	431	1,160

	61	1,260	4,925	11,881	2,648	20,775

- Fixed rate
Suppliers	1,771	169	—	—	—	1,940

	1,832	1,429	4,925	11,881	2,648	22,715

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears. The risk is also reduced by the extremely wide client base.

The allowance for doubtful debtors constituted on December 31, 2016, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries and jointly-controlled entities, was R$ 660.

In relation to the risk of losses resulting from insolvency of the financial institutions at which the Company or its subsidiaries have deposits, a Cash Investment Policy was approved and has been in effect since 2004.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee. This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.
2.	Equity greater than R$ 400.
3.	Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set, as follows:

Group	Equity	Concentration	Limit per bank (% of Equity)*
A1	Over R$ 3.5 billion	Minimum 80%	6% to 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	5% to 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	5% to 7%

*	The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

Further to these points, Cemig also establishes two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of early maturity of debt

The Company has financing contracts with restrictive covenants normally applicable to this type of transaction, complying with a financial index. Non-compliance with these covenants could cause early maturity of the debt. See Note 20.

On December 31, 2016, all restrictive covenants on the contracts for loans and financings of CemigTelecom were complied with. Those contracts that contained these clauses during the year 2016 have been settled in their entirety.

On December 31, 2016 all the restrictive covenants relating to financial ratios of the Company were complied with.

Capital management

This table shows the Company’s net liabilities in relation to its Equity at December 31, 2016 and 2015:

	2016	2015
Total liabilities	29,102	27,869
(–) Cash and cash equivalents	(995)	(925)
(–) Restricted cash	(367)	—

Net liabilities	27,740	26,944

Total of equity	12,934	12,988

Net liabilities / Equity	2.14	2.07

30.	MEASUREMENT AT FAIR VALUE

The Company measures its financial assets and liabilities at fair value. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions.

Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

Level 3 – No active market: Unobservable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

This is a summary of the instruments that are measured at fair value:

	Balance At Dec. 31, 2016	Fair value at December 31, 2016
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Held for trading
Securities
Bank certificates of deposit		—		—
Treasury Financial Notes (LFTs)	193	193	—	—
Financial Notes – Banks	724	—	724	—
Debentures	45	—	45	—

	995	193	802	—

Loans and receivables
Concession Grant Fee	2,254	—	2,254	—
Restricted cash	367	—	367	—

	2,621	—	2,621	—

Available for sale
Financial assets of the concession related to infrastructure	216	—	—	216

	3,832	193	3,423	216

Liabilities
Fair value through profit or loss
Put options: (1)	(1,342)	—	(1,150)	(192)

	2,490	193	2,273	24

(1)	After 2016 the Company is using the Black-Scholes-Merton method for measuring the fair value of the options. See more details in Note 15.

	Balance at December 31, 2015	Fair value at December 31, 2015
		Active market – Quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – Unobservable inputs (Level 3)
Assets
Held for trading
Securities
Bank certificates of deposit	1,577	—	1,577	—
Treasury Financial Notes (LFTs)	88	88	—	—
Financial Notes – Banks	460	—	460	—
Debentures	161	—	161	—

	2,286	88	2,198	—
Available for sale
Financial assets of the concession	137	—	—	137

	2,423	88	2,198	137
Liabilities
Fair value through profit or loss
Put options	(1,393)	—	—	(1,393)

	1,030	88	2,198	(1,256)

Fair value calculation of financial positions

Financial assets of the concession related to infrastructure: Measured at New Replacement Value (valor novo de reposição, or VNR), according to criteria established in regulations by the Concession-granting power (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Financial assets of the concession is shown in Note 14 to the financial statements.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed-income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: The Company has adopted the Black-Scholes-Merton method for measurement of the fair value of the options of SAAG, Parati and Sonda. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the reporting date. The movement in relation to the put options, and other information is given in Note 15 to the financial statements.

31. INSURANCE

Cemig and its subsidiaries maintain insurance policies to cover damages to certain items of their assets, in accordance with orientation by specialists, as listed below (item relating to the policy of Cemig – the holding company), taking into account the nature and the degree of risk, for amounts considered sufficient to cover any significant losses related to its assets and liabilities. The risk assumptions adopted, due to their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by the external auditors.

	Cover	Dates of cover	Amount insured (**)	Annual premium (**)
Cemig Geração e Transmissão
Air transport / Aircraft	Fuselage Third party liability	Apr. 29, 2016 to Apr. 29, 2017	US$4,675 U$14,000	US$84
Warehouse stores	Fire	Oct. 2, 2016 to Oct 2, 2017	R$16,921	R$25
Facilities in buildings	Fire	Jan. 8, 2017 to Jan. 8, 2018	R$451,860	R$98
Telecoms equipment (1)	Fire	Jan. 8, 2017 to Jan. 8, 2018	R$11,514	R$5
Operational risk	—	Dec. 7, 2016 to Dec. 7, 2017	R$1,438,338	R$1,795
Cemig D (Distribution)
Air transport / Aircraft	Fuselage Third party liability	Apr. 29, 2016 to Apr. 29, 2017	US$3,613 U$14,000	US$60
Warehouse stores	Fire	Oct. 2, 2016 to Oct 2, 2017	R$94,930	R$143
Facilities in buildings	Fire	Jan. 8, 2017 to Jan. 8, 2018	R$1,073,416	R$232
Telecoms equipment	Fire	Jan. 8, 2017 to Jan. 8, 2018	R$17,208	R$7
Operational risk – Transformers above 15MVA and other power distribution equipment with value above R$ 1,000 (2)	Total	Dec. 7, 2016 to Dec. 7, 2017	R$563,637	R$703
Gasmig
Gas distribution network / Third party	Third party liability	Dec. 15, 2016 to Dec. 15, 2017	R$60,000	R$429
Own vehicle fleet (Operation)	Third party only	Jul. 7, 2016 to Jul. 7, 2017	R$400	R$4
Own vehicle fleet (Directors)	Full cover	Oct. 25, 2016 to Oct. 25, 2017	R$100	R$1
Facilities – multirisk	Robbery, theft, fire	Jan. 1, 2017 to Jan. 1, 2018	R$41,375	R$50

(**)	Amounts expressed in R$ ’000 or US$’000.
(1)	The new period of validity is from January 8, 2017 to January 8, 2018.
(2)	The new period of validity is from December 7, 2016 to December 7, 2017.

Cemig does not have general third-party liability insurance covering accidents, except for its aircraft, and is not seeking proposals for this type of insurance. Additionally, Cemig has not sought proposals for, and does not have current policies for, insurance against events that could affect its facilities, such as earthquakes, floods, systemic failures or business interruption risk. The Company has not suffered significant losses as a result of the above-mentioned risks.

32.	COMMITMENTS

Cemig and its subsidiaries have contractual obligations and commitments that include, principally, amortization of loans and financings, contracts with contractors for construction of new projects, and purchase of electricity from Itaipu and other sources, as follows:

	2017	2018	2019	2020	2021	After 2022	Total
Loans and financings	4,837	3,880	1,828	1,794	1,586	1,254	15,179
Purchase of electricity from Itaipu	1,266	1,426	1,578	1,754	1,829	98,574	106,427
Purchase of electricity – auctions	3,010	3,084	3,478	3,667	4,295	101,896	119,430
Purchase of electricity – ‘bilateral contracts’	298	314	328	346	361	1,347	2,994
Quotas for Angra 1 and Angra 2	239	251	259	277	284	11,377	12,687
Physical quota guarantees	580	612	640	671	700	28,052	31,255
Transport of electricity from Itaipu	162	232	238	243	226	8,129	9,230
Other electricity purchase contracts	3,736	3,411	2,776	2,887	3,201	30,267	46,278
Purchase of gas for resale	1,006	1,198	1,470	1,817	2,098	0	7,589
Paid concession	3	3	2	2	2	10	22
Debt to pension plan – Forluz	86	91	97	103	109	301	787
Operational leasing contracts	96	91	91	91	91	93	553

Total	15,319	14,593	12,785	13,652	14,782	281,300	352,431

33.	NON-CASH TRANSACTIONS

In the business years 2016, 2015 and 2014, the Company made the following transactions not involving cash, which are not reflected in the Cash flow statements:

	2016	2015	2014
Transfer from PP&E to Other long-term assets (São Simão plant)	—	223	—
Assets transferred to Aliança Geração de Energia S.A.	—	581	—
Financial charges capitalized	142	159	70

34.	SUBSEQUENT EVENTS

Homologation of Annual Generation Revenue (RAG) of Volta Grande Hydroelectric Plant

In February 2017 there was a concession expiry date for the Volta Grande plant, and on March 21, 2017, by its Resolution 2208, Aneel homologated the RAG of the Volta Grande Hydroelectric Plant under the ‘quotas’ regime, for temporary provision of the service of electricity generation by Cemig GT until it is taken over by the concession holder winning the tender for the plant.

Applications to Energy Ministry for opening of administrative proceedings: Concessions of the Volta Grande, Jaguara, São Simão and Miranda Plants:

In February 2017, Cemig GT reiterated to the Mining and Energy Ministry (‘MME’), its request for extension, for 20 (twenty) years, of concessions of the Jaguara, São Simão and Miranda hydroelectric plants, as specified by Clause 4 of its Concession Contract 007/1997. Subsidiarily, it requested opening of an Administrative Proceeding under Paragraph 1-C of Article 8 of Law 12783/2013, to the benefit of one of the service providing subsidiaries of Cemig GT. The terms of Cemig’s request is presente below:

Paragraph 1-C was added to Article 8 of Law 12783, of 2013, by Law 13360, of November 17, 2016, and enables the federal government to grant a concession contract for electricity generation for a period of 30 (thirty) years when there is transfer of control of a legal entity that is already providing this service (in this case, one of the subsidiaries of Cemig GT), and is under direct or indirect control of an individual State, or the Federal District, or the municipality, provided that: I – the tender, which may be by auction or by competitive bidding, is held by the controlling stockholder on or before February 28, 2018; and II – the transfer of control takes place by June 30, 2018.

The subsidiary request is made on the grounds of the spirit of conciliation and cooperation that should govern the relationship between a concession holder and the concession-granting power, and the constant quest, at all times, for alternatives that present the best solution for consumers, for the country and for the stockholders of the Company – who in this case include the people of the state of Minas Gerais. Thus, in the event that the Ministry decides to maintain its position, and if all the court judgments that have determined that Law 12783/2013 should prevail to the detriment of the provisions of the Second Subclause of Clause 4 of Contract CEMIG 007 of 1997 are maintained, Cemig GT has requested, for the benefit of one of its subsidiaries, application of the rule that is now contained in §1-C of Article 8 of Law 12783 of 2013.

We would point out that the presentation of the Subsidiary Request does not result in any waiver by Cemig GT of its right – which is the subject of the legal actions that it currently has in progress against the federal government – to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997.

On the same date the Company filed with the MME a response to the formal question as to its interest in remaining as provider of electricity generation service after the ending of the concession period of the Volta Grande Hydroelectric Plant, which took place on February 23, 2017. In this response, and adding a request of its own, the Company stated its interest in remaining responsible for the provision of electricity generation service by this hydroelectric plant, and also requested opening of an administrative proceeding for the purposes of §1-C of Article 8 of Law 12783/2013, also to the benefit of one of the service providing subsidiaries of Cemig GT.

Interim Injunction granted on São Simão Plant

The Higher Appeal Court (‘STJ’) granted an interim injunction to maintain Cemig GT as holder of the concession for the São Simão Hydroelectric Plant, in Minas Gerais, on the initial bases of Concession Contract 007/97, until conclusion of judgment in the Company’s application for mandamus No. 21465, in the STJ.

According to the position report on the STJ website and STJ certificate 1783814, “... the interim injunction applied for by Cemig Geração e Transmissão S.A. is granted, until conclusion of judgment on the current application for mandamus, enabling the now applicant to remain in ownership of the concession for the São Simão Plant, on the initial bases of the concession contract, Nº 007/97.”

On March 28, 2017, the interim remedy (injunction) given in Application for Mandamus No. 21.465/DF, before the Higher Appeal Court (‘STJ’), brought by the Company for annulment of the decision by the Mining and Energy Ministry (MME) which refused, on merits, the request by Cemig GT for extension of the concession period of the São Simão Hydroelectric Plant, in the terms of its concession contract 007/97, was revoked.

Interim injunction in Supreme Court action for Provisional Remedy 3980 on Jaguara Plant revoked

The Federal Supreme Court (‘STF’) refused the order to maintain Cemig GT in possession of the concession for the Jaguara Hydroelectric Plant under the initial terms of Concession Contract 007/97.

The section of the website of the STF that records the current situation of cases stated on March 21, 2017: “the interim remedy previously given has been revoked, with an order that the demand should be sent to the Procurator-general of the Republic, for statement on the case, Mandamus Appeal 34203”.

Repeal of interim remedy – Miranda plant

On March 29, 2017, the interim remedy (injunction) given in application for mandamus number 23.042/DF, before the Higher Appeal Court (STJ), brought by the Company to annul the decision by the Mining and Energy Ministry (MME) which refused, on merits Cemig GT’s request for ratification of the extension of its concession for the Miranda Hydroelectric Plant, under its Concession Contract, number 007/97, was revoked.

Disposal of wind farms by Renova

On April 18, 2017 a share purchase agreement was signed for sale of the Alto Sertão II Wind Farm Complex. The parties to the agreement are Cemig’s affiliated company Renova Energia S.A. (‘Renova’), Renovapar S.A. and AES Tietê Energia S.A., with Nova Energia Holding S.A. as consenting party.

Under the agreement AES undertakes to acquire 100% of the shares of Nova Energia for R$ 600 million. Nova Energia controls the sub-holding company Renova Eólica Participações S.A., which owns 100% of the 15 special-purpose companies which comprise the Alto Sertão II Wind Power Complex.

Completion of the Transaction is subject to certain conditions precedent stated in the Agreement, including approval by government bodies and creditors.

Renova’s management emphasizes that the Transaction is aligned to its new Directional Strategy, the goals of which are: (i) restoration of the balance of its capital structure; and (ii) sustainability of the business in the long term.

Changes in the bylaws of Light

On March 28, 2017 the Board of Directors of Light approved convocation of an Extraordinary General Meeting of Shareholders to:

(i)	Decide on changes to the bylaws; and

(ii)	Consider the possibility of carrying out a primary public offering of shares, with restricted distribution efforts: in Brazil, based on CVM Instruction 476, of January 16, 2009, as amended; and outside Brazil, to qualified institutional investors in the United States, and to investors considered not to be resident or domiciled in the United States, Under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended (‘the Securities Act’; ‘the Offering’), with the possibility of a secondary offer, and possible participation by shareholders of Light.

Light added the following note to its Material Announcement:

“	This Material Announcement is not for publication or distribution, directly or indirectly, in the United States, and does not constitute an offer to sell securities in the United States; and the securities mentioned in it have not been and will not be registered under the Securities Act, or any other law referring to securities, and shall not be offered or sold in the United States of America without the due registry of an exemption from registry applicable under the Securities Act. On the date of publication, no public offering is being carried out in Brazil or in the United States.

No security shall be sold in any state or jurisdiction, including Brazil or the United States of America, in which offering, application for or sale of such security is considered illegal before registry or qualification under the securities laws of such state or jurisdiction.

This Material Announcement is for merely informative purposes, and should not under any circumstances be interpreted as, nor constitute, an investment recommendation or an offer for sale, or a bid or offer to purchase, any securities of the Company in Brazil, including shares issued by it.    ”

Payment of debentures by Cemig GT

On February 15, 2017, Cemig GT amortized in full the First Series of its 3rd Debenture Issue, in the amount of R$ 553 (principal, plus interest, calculated up to the date of the actual amortization). The interest on the Second and Third Series of the 3rd Debenture Issue, totaling R$ 76, was paid on the same date. These payments were made from the Company’s own funds.

PDVP Programmed Voluntary Retirement Plan (PDVP 2017)

In March 2017, the Company created the 2017 Employee Voluntary Severance Program (‘the 2017 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2017. Employees will be able to accept the 2017 PDVP from April 3 through September 29, 2017. It provides for payment of an additional premium of five monthly salaries to employees who join in April 2017, to leave the Company in May 2017; the premium diminishes progressively depending on the month of acceptance. An employee who accepts the plan in August 2017, for severance in September 2017, will have the right to a premium corresponding to one monthly remuneration. Employees using the plan to leave on or after September 1, 2017, will have no premium. There will also be payment for voluntary retirement: the PDVP offers the much more advantageous severance payments which are specified by law only for the case of dismissal without just cause – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation.

Due to the variable period for acceptance by the employees, it is not possible to estimate the effect on Cemig’s financial statements in 2017.

Authorization for Cemig to exceed financial ratios specified in the bylaws

The Company’s bylaws establish certain target levels for debt and investments which the Company’s management must obey. However, the Extraordinary General Meeting of Shareholders of March 31, 2017 gave authorization to exceed these indicators, exceptionally for the year 2017, as follows:

	Target in the by-laws	Higher limit authorized by the Meeting
Consolidated debt / Ebitda	2.00	4.44
(Net debt) / (Net debt + Equity)	40.00%	55.00%
(Capex including acquisition of any assets) / Ebitda	40.00%	192.00%

These new limits approved for 2017 must be reviewed at the time of the approval of the budget for 2017 by the Board of Directors, and must again be submitted to the shareholders in a General Meeting.

Amendments to contracts of Gasmig

On February 10, 2017, Gasmig signed amendments 07 and 02 (general rules) to its additional gas supply contract (CSA) with Petróleo Brasileiro S.A. – Petrobras, which have changed the expectations of Gasmig’s future results. The principal elements of the new gas supply contract, and its consequences in Gasmig’s results, are as follows:

◾	In effect from January 1, 2017, through December 2021.

◾	Alteration of the Daily Contracted Quantity, and the commitments for daily offtake of gas, adapting to expectations for consumption in the Minas Gerais market until December 2021.

◾	The Annual Take or Pay commitment will now be on monthly basis, with automatic recovery of the volume of gas paid for and not yet taken.

◾	Payment by installments of the Take or Pay contract for the year 2015: in up to 36 installments, which may be brought forward.

◾	Adjustment of the price for acquisition of the gas supplied by Petrobras

◾	Clauses for programming of more restricted offtake of gas.

◾	The Take or Pay commitment for annual minimum offtake for the year 2016 will not be calculated/paid.

Arising from the provisions of the previous contract, Gasmig reported R$ 225 in an account line Advance to supplier – rights to offtake gas, in Current assets, with counterpart in Suppliers of gas, in Current liabilities. This caused a negative impact in the net working capital of Gasmig, which posted a net negative value of R$ 354. With the signature of the new contractual amendment, the annual minimum offtake commitment for the year 2016 was extinguished.

Gasmig and Petrobras further negotiated rescission of the Distribution Contract to Supply the Nitrogen Fertilizers Unit (UFN-V), with no financial charge for either side.

Taesa signs concession contracts from Aneel Auction 13/2015 (2nd phase)

On February 10, 2017, Taesa signed the 30-year concession contracts 17/2017 (Janaúba), 04/2017 (Aimorés), 03/2017 (Paraguaçú) and 19/2017 (ESTE).

Indemnification of Transmission assets – Injunction relieve by industrial costumers

On April 10, 2017, the Associação Brasileira de Grandes Consumidores Livres, da Associação Técnica Brasileira das Indústrias Automáticas de Vidro e da Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico obtained a injunctive relief (tutela antecipada) in judicial claims against Aneel and the Federal Government aiming to suspend the effects on their tariffs of the indemnification payment due to energy companies that adered to law 12.783/13.

The injunctive relief (tutela antecipada) was partially granted, with its effects related to the suspension of the inclusion in the tariffs charged to the consumers that are members of those associations of the indemnification related to the remuneration of the cost of capital included since the extension of the concessions.

The Company does not expect to incur in losses in realization of transmission indemnification assets. Please refer to note 14 for more detail about the asset and the criteria for update.

Taesa Wins Principal Lot at Aneel Auction 005/2016

On Monday, April 24, 2017, the Columbia Consortium, formed by the companies Taesa and CTEEP, won the Lot 1 in Transmission Auction 5/2016, held by the Brazilian electricity regulator, Aneel. The consortium offered Permitted Annual Revenue (RAP) of R$ 267 million.

The undertaking will require investment of R$ 1.936 billion, and comprises the following 525 kV transmission lines: Guaíra—Sarandi, with 266,3 KM of extension; Foz do Iguaçu—Guaíra, with 173 KM of extension; Londrina—Sarandi, with 75,5 KM of extension. It comprises also 230 kV transmission line Sarandi—Paranavaí Norte, with 85 KM of extension and three substations: (Guaíra, Sarandi e Paranavaí Norte), in the state of Paraná.

The tender specified completion of the works in 60 months, for start of commercial operation in August 2022.

International securities issue by Cemig GT

As per the Material Announcement issued by the Company on April 28, 2017, Cemig GT is preparing a possible international issue of securities. The Board of Directors of Cemig GT has authorized such an issue in the amount of up to US$1 billion, with maturity of 7 years, the proceeds to be used to refinance existing financial obligations. Also, the Board of Directors of Cemig has made the decision to authorize a surety guarantee.

Carrying out of the Issue is subject, among other factors, to the conditions of the Brazilian and international capital markets, and to obtaining of the related approvals; and if the issue is made it will be carried out in accordance with the applicable law and regulations.

This Material Announcement is for information purposes only. It should not under any circumstances be (i) understood as an offer or solicitation of an offer to acquire any securities of the Company or of Cemig GT, including but not limited to such securities as may at any time be issued in the international market by Cemig GT as part of the Issue; nor (ii) interpreted as an investment recommendation. If the Issue takes place, any decision to purchase securities arising from the Issue should be made exclusively on the basis of the information contained in an offering memorandum which will be prepared in relation to the Issue.

The Company will keep the market and its stockholders informed on any developments relating to the Issue in accordance with the applicable regulations.

* * * * * * * * * * * * *

(The original is signed by)

Bernardo Afonso Salomão de Alvarenga	Bernardo Afonso Salomão de Alvarenga	Adézio de Almeida Lima
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer

Luís Fernando Paroli Santos	Franklin Moreira Gonçalves	Maura Galuppo Botelho Martins
Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Officer for Human Relations and Resources

José de Araújo Lins Neto	Luís Fernando Paroli Santos	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer

César Vaz de Melo Fernandes		Raul Lycurgo Leite
Chief Business Development Officer		Chief Counsel

Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-85.260

Appendix VII

BALANCE SHEETS

AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

ASSETS

(In thousands of Brazilian Reais – R$ ’000)

	Note	Consolidated		Holding company
		Sept.30, 2017	Dec. 31, 2016	Sept.30, 2017	Dec. 31, 2016
CURRENT
Cash and cash equivalents	5	582,382	995,132	131,541	69,352
Securities	6	690,991	1,014,188	21,641	133,359
Consumers, Traders, Electricity transport concession holders	7	3,602,934	3,425,018	—	—
Financial assets of the concession	14	665,674	730,488	—	—
Recoverable taxes	8	246,954	236,284	122	—
Income tax and Social Contribution taxes recoverable	9ª	557,307	589,519	37,872	78,174
Dividends receivable		3,742	11,386	711,423	673,239
Restricted cash	10	405,494	367,474	396,038	366,568
Inventories		48,605	49,473	9	12
Advances to suppliers		140,541	1,059	—	—
Accounts receivable from the State of Minas Gerais	11	254,579	—	254,579	—
Funding from Energy Development Account (CDE)	13	73,345	63,751	—	—
Low-income subsidy		40,759	36,261	—	—
Credits owed by Eletrobras – RGR		—	48,379	—	—
Credits owed by Eletrobras – CDE		901	90,065	—	—
Other		541,374	626,993	28,162	20,435

TOTAL, CURRENT		7,855,582	8,285,470	1,581,387	1,341,139
NON-CURRENT
Securities	6	12,123	31,040	693	5,959
Advances to suppliers		319,913	229,053	—	—
Consumers, Traders, Electricity transport concession holders	7	174,252	146,367	—	—
Recoverable taxes	8	189,675	178,288	1,810	1,816
Income and Social Contribution taxes recoverable	9a	63,639	112,060	63,639	112,060
Deferred income tax and Social Contribution tax	9b	2,003,908	1,797,453	745,028	789,318
Accounts receivable from the State of Minas Gerais	11	23,144		23,144
Escrow deposits	12	1,743,060	1,886,879	265,243	499,868
Generation concession assets	4	195,611	206,566	—	—
Other		612,847	843,589	10,939	37,743
Financial assets of the concession	14	6,163,319	4,971,244	—	—
Investments	15	8,620,126	8,753,088	12,605,561	12,627,857
Property, plant and equipment	16	2,797,191	3,775,076	1,900	2,201
Intangible assets	17	11,057,685	10,819,680	1,777	1,852

TOTAL, NON-CURRENT		33,976,493	33,750,383	13,719,734	14,078,674

TOTAL ASSETS		41,832,075	42,035,853	15,301,121	15,419,813

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

BALANCE SHEETS

AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

LIABILITIES

(R$ ’000)

	Note	Consolidated		Holding company
		Sept.30, 2017	Dec. 31, 2016	Sept.30, 2017	Dec. 31, 2016
CURRENT
Suppliers	18	2,186,448	1,939,593	23,571	20,936
Regulatory charges	21	351,246	380,586	—	—
Taxes	19a	983,993	793,587	4,941	83,634
Income and Social Contribution taxes	19b	99,684	26,866	—	—
Interest on Equity, and dividends, payable	24	198,264	466,987	196,004	466,689
Loans, financings and debentures	20	5,199,471	4,836,923	—	—
Payroll and related charges		247,655	224,741	11,358	9,970
Post-retirement obligations	22	224,137	198,867	12,584	11,143
Financial liabilities of the concession	14	704,418	481,835	—	—
Financial instruments – Put options	15	1,242,818	1,149,881	1,242,818	1,149,881
Advance sales of power supply	7	245,367	181,200	—	—
Other obligations		666,426	766,394	5,573	7,192

TOTAL, CURRENT		12,349,927	11,447,460	1,496,849	1,749,445
NON-CURRENT
Regulatory charges	21	544,443	454,625	—	—
Loans, financings and debentures	20	8,856,104	10,342,357	—	—
Taxes	19a	722,102	723,922	—	—
Deferred income tax and Social Contribution tax	9b	682,757	582,206	—	—
Provisions	23	713,973	815,017	75,259	309,995
Post-retirement obligations	22	4,156,202	4,042,544	405,611	386,321
Financial liabilities of the concession	14	—	323,140	—	—
Financial instruments – Put options	15	259,655	191,587	—	—
Advance sales of power supply	7	66,745	—	—	—
Other obligations		192,960	178,624	40,293	43,771

TOTAL, NON-CURRENT		16,194,941	17,654,022	521,163	740,087

TOTAL LIABILITIES		28,544,868	29,101,482	2,018,012	2,489,532
STOCKHOLDERS’ EQUITY	24
Share capital		6,294,208	6,294,208	6,294,208	6,294,208
Capital reserves		1,924,503	1,924,503	1,924,503	1,924,503
Profit reserves		5,199,855	5,199,855	5,199,855	5,199,855
Equity valuation adjustments		(575,873)	(488,285)	(575,873)	(488,285)
Retained earnings		440,416	—	440,416	—

ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS		13,283,109	12,930,281	13,283,109	12,930,281

ATTRIBUTABLE TO NON-CONTROLLING STOCKHOLDER		4,098	4,090	—	—

STOCKHOLDERS’ EQUITY		13,287,207	12,934,371	13,283,109	12,930,281

TOTAL LIABILITIES AND EQUITY		41,832,075	42,035,853	15,301,121	15,419,813

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(In thousands of Brazilian Reais – R$ ’000 – except Net profit per share)

	Note No.	Consolidated		Holding company
		30/09/2017	30/09/2016	30/09/2017	30/09/2016
NET REVENUE	25	15,153,781	14,106,738	250	582
OPERATING COSTS
COST OF ELECTRICITY AND GAS	26
Electricity purchased for resale		(7,685,392)	(6,126,458)	—	—
Charges for use of the national grid		(791,339)	(741,416)	—	—
Gas bought for resale		(789,861)	(623,503)	—	—

		(9,266,592)	(7,491,377)	—	—
OTHER COSTS	26
Personnel and managers		(992,908)	(981,505)	—	—
Materials		(30,589)	(28,792)	—	—
Outsourced services		(542,357)	(521,118)	—	—
Depreciation and amortization		(570,031)	(578,255)	—	—
Operating provisions (net of reversions)		(195,345)	(121,302)	—	—
Infrastructure construction cost		(736,754)	(917,855)	—	—
Other		(58,101)	(57,683)	—	—

		(3,126,085)	(3,206,510)	—	—
TOTAL COST		(12,392,677)	(10,697,887)	—	—
GROSS PROFIT		2,761,104	3,408,851	250	582
OPERATING EXPENSES	26
Selling expenses		(191,343)	(282,915)	—	—
General and administrative expenses		(548,075)	(473,230)	(43,214)	(33,248)
Operating provisions		(172,105)	(310,020)	(104,037)	(280,532)
Other operational expenses		(505,239)	(471,889)	(40,435)	(35,809)

		(1,416,762)	(1,538,054)	(187,686)	(349,589)
Equity method gains in non-consolidated investees	15	(20,680)	47,260	320,979	842,337
Operational profit before Financial income (expenses) and taxes		1,323,662	1,918,057	133,543	493,330
Financial revenues	27	550,065	835,191	84,893	77,057
Financial expenses	27	(1,271,951)	(1,888,015)	236,553	(4,332)

Pre-tax profit		601,776	865,233	454,989	566,055

Current income tax and Social Contribution tax	9c	(305,956)	(148,460)	(13,949)	(11,480)
Deferred income tax and Social Contribution tax	9c	101,362	(75,940)	(44,290)	85,988

PROFIT (LOSS) FOR THE PERIOD		397,182	640,833	396,750	640,563

Total of net profit for the period attributed to:
Attributable to controlling shareholders		396,750	640,563	396,750	640,563
Attributable to non-controlling stockholder		432	270	—	—

		397,182	640,833	396,750	640,563

Basic and diluted profit per preferred share – R$	24	0.32	0.51	0.32	0.51
Basic and diluted profit per common share – R$	24	0.32	0.51	0.32	0.51

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE QUARTERS ENDED SEPTEMBER 30, 2017 AND 2016

(In thousands of Brazilian Reais – R$ ’000 – except Net profit per share)

	Note No.	Consolidated		Holding company
		3Q17	3Q16	3Q17	3Q16
NET REVENUE	25	5,135,822	4,895,606	72	129
OPERATING COSTS
COST OF ELECTRICITY AND GAS	26
Electricity purchased for resale		(2,942,974)	(2,170,348)	—	—
Charges for use of the national grid		(387,078)	(215,504)	—	—
Gas bought for resale		(304,698)	(196,494)	—	—

		(3,634,750)	(2,582,346)
OTHER COSTS	26
Personnel and managers		(304,061)	(297,678)	—	—
Materials		(13,035)	(11,704)	—	—
Outsourced services		(200,960)	(167,146)	—	—
Depreciation and amortization		(184,576)	(195,286)	—	—
Operating provisions (net of reversions)		(23,266)	(34,468)	—	—
Infrastructure construction cost		(295,720)	(334,122)	—	—
Other		(36,742)	(18,720)	—	—

		(1,058,360)	(1,059,124)	—	—
TOTAL COST		(4,693,110)	(3,641,470)	—	—
GROSS PROFIT		442,712	1,254,136	72	129
OPERATING EXPENSES	26
Selling expenses		(50,458)	(108,349)	—	—
General and administrative expenses		(110,181)	(164,201)	(14,921)	(11,957)
Operating provisions		(115,151)	162,192	(88,726)	165,669
Other operational expenses		(191,538)	(185,548)	(15,405)	(12,272)

		(467,328)	(295,906)	(119,052)	141,440
Equity method gains in non-consolidated investees	15	(80,798)	33,218	(190,646)	339,631
Operational profit before Financial income (expenses) and taxes		(105,414)	991,448	(309,626)	481,200
Financial revenues	27	201,164	231,256	51,875	5,602
Financial expenses	27	(188,750)	(654,168)	238,514	(1,128)

Pre-tax profit		(93,000)	568,536	(19,237)	485,674
Current income tax and Social Contribution tax	9c	(13,234)	(69,593)	(11,416)	757
Deferred income tax and Social Contribution tax	9c	22,568	(65,441)	(53,175)	(53,034)

PROFIT (LOSS) FOR THE PERIOD		(83,666)	433,502	(83,828)	433,397

Total of net profit for the period attributed to:
Interest of the controlling shareholders		(83,828)	433,397	(83,828)	433,397
Interest of non-controlling stockholder		162	105	—	—

		(83,666)	433,502	(83,828)	433,397

Basic and diluted profit per preferred share – R$	24	(0.06)	0.34	(0.06)	0.34
Basic and diluted profit per common share – R$	24	(0.06)	0.34	(0.06)	0.34

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

R$ ’000

	Consolidated		Holding company

	9M17	9M16	9M17	9M16
PROFIT (LOSS) FOR THE PERIOD	397,182	640,833	396,750	640,563
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to the Profit and loss account in subsequent periods
Adjustment of actuarial liabilities – restatement of obligations of defined benefit plans, net of taxes	(680)	(115)	—	—
Equity gain on Other comprehensive income in jointly-controlled entity	(4,851)	7,415	(5,531)	7,300

	(5,531)	7,300	(5,531)	7,300
Items that may be reclassified to the Profit and loss account in subsequent periods
Equity gain on Other comprehensive income, in jointly-controlled entity, relating to fair value of financial asset available for sale	(38,134)	(2,441)	(38,134)	(2,451)
Conversion adjustment on transactions outside Brazil	—	(10)	—	—

	(38,134)	(2,451)	(38,134)	(2,451)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	353,517	645,682	353,085	645,412

Total of comprehensive income attributed to:
Interest of the controlling shareholders	353,085	645,517	353,085	645,412
Interest of non-controlling stockholder	432	165	—	—

	353,517	645,682	353,085	645,412

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30, 2017 AND 2016

R$ ’000

	Consolidated		Holding company

	3Q17	3Q16	3Q17	3Q16
PROFIT (LOSS) FOR THE PERIOD	(83,666)	433,502	(83,828)	433,397
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to the Profit and loss account in subsequent periods
Equity gain on Other comprehensive income in jointly-controlled entity	—	612	—	612

	—	612	—	612
Items that may be reclassified to the Profit and loss account in subsequent periods
Equity gain on Other comprehensive income, in jointly-controlled entity, relating to fair value of financial asset available for sale	—	23,607	—	23,607
Conversion adjustment on transactions outside Brazil	—	—	—	—

	—	23,607	—	23,607

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	(83,666)	457,721	(83,828)	457,616

Total of comprehensive income attributed to:
Interest of the controlling shareholders	(83,828)	457,721	(83,828)	457,616
Interest of non-controlling stockholder	162	—	—	—

	(83,666)	457,721	(83,828)	457,616

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY – CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

R$ ’000 – except where otherwise stated

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total interest of controlling stockholders	Interest of non-controlling stockholder	Total equity
BALANCES ON DECEMBER 31, 2015	6,294,208	1,924,503	4,662,723	102,264	—	12,983,698	3,978	12,987,676

Profit (loss) for the period	—	—	—	—	640,563	640,563	270	640,833
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	—	(115)	—	(115)	—	(115)
Equity gain (loss) on Other comp. income in subsidiary and jointly-controlled entity	—	—	—	4,974	—	4,974	—	4,974
Foreign exchange conversion differences on transactions outside Brazil	—	—	—	(10)	—	(10)	—	(10)

Total comprehensive income for the period	—	—	—	4,849	640,563	645,412	270	645,682
Other changes in Stockholders’ equity:
Tax incentives reserve	—	—	445	—	(445)	—	—	—
Portion of mandatory dividends that will not be distributed – Reversal of provision	—	—	622,530	—	—	622,530	—	622,530
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(29,147)	29,147	—	—	—

BALANCES AT SEPTEMBER 30, 2016	6,294,208	1,924,503	5,285,698	77,966	669,265	14,251,640	4,248	14,255,888

ATTRIBUTABLE TO MINORITY STOCKHOLDERS	—	—	—	—	—	—	4,248	4,248
ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	6,294,208	1,924,503	5,285,698	77,966	669,265	14,251,640	—	14,251,640

BALANCES ON DECEMBER 31, 2016	6,294,208	1,924,503	5,199,855	(488,285)	—	12,930,281	4,090	12,934,371

Profit (loss) for the period	—	—	—	—	396,750	396,750	432	397,182
Other comprehensive income
Adjustment of actuarial liabilities – restatement of obligations of the defined benefit plans, net of taxes	—	—	—	(680)	—	(680)	—	(680)
Equity gain (loss) on Other comp. income in jointly-controlled entity	—	—	—	(42,985)	—	(42,985)	—	(42,985)

Total comprehensive income for the period	—	—	—	(43,665)	396,750	353,085	432	353,517
Other changes in Stockholders’ equity:
Additional dividends to minority stockholders proposed	—	—	—	—	—	—	(424)	(424)
Realization of reserves
Equity valuation adjustments – deemed cost of PP&E	—	—	—	(43,923)	43,666	(257)	—	(257)

BALANCES AT SEPTEMBER 30, 2017	6,294,208	1,924,503	5,199,855	(575,873)	440,416	13,283,109	4,098	13,287,207

ATTRIBUTABLE TO MINORITY STOCKHOLDERS	—	—	—	—	—	—	4,098	4,098
ATTRIBUTABLE TO CONTROLLING STOCKHOLDERS	6,294,208	1,924,503	5,199,855	(575,873)	440,416	13,283,109	—	13,283,109

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CASH FLOW

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

R$ ’000

	Consolidated		Holding company
	9M17	9M16	9M17	9M16
CASH FLOW FROM OPERATIONS
Net profit for the period	397,182	640,833	396,750	640,563
Expenses (revenues) not affecting cash and cash equivalents
Income tax and Social Contribution tax	204,594	224,400	58,239	(74,508)
Depreciation and amortization	616,783	601,197	351	382
Losses on write-offs of PP&E and Intangible assets	23,060	61,932	25	41
Equity method gains in non-consolidated investees	20,680	(47,260)	(320,979)	(842,337)
Interest and monetary variation	834,151	589,132	(44,696)	(39,610)
Monetary updating—AFAC	(239,445)	—	(239,445)	—
Provisions (reversals) for operational losses	558,793	714,237	104,037	280,532
CVA (Compensation of Portion A items) Account and Other Financial Components in tariff adjustments	(148,216)	937,053	—	—
Adjustment of indemnity – plants with non-renewed concessions (Ministerial Order 291)	(259,516)	—	—	—
Post-retirement obligations	342,018	335,365	31,863	31,458

	2,350,084	4,056,889	(13,855)	(3,479)
(Increase) / decrease in assets
Consumers and Traders	(397,144)	16,995	—	—
CVA (Compensation of Portion A items) Account and Other Financial Components in tariff adjustments	304,841	341,259	—	—
Funding from Energy Development Account (CDE)	(9,594)	7,944	—	—
Recoverable taxes	(22,057)	(34,078)	(116)	3
Income tax and Social Contribution tax recoverable	(24,460)	(129,246)	88,723	29,316
Transport of electricity	—	(27,416)	—	—
Escrow deposits in litigation	(47,440)	(35,383)	1,598	(3,210)
Dividends received from equity holdings	247,824	445,178	361,293	713,900
Financial assets of the concession	314,473	(2,174,997)	—	—
Advances to suppliers	(199,400)	(41,929)	—	—
Gas drawing rights	658,444	—	—	—
Other	(155,307)	(64,848)	19,077	(1,080)

	670,180	(1,696,521)	470,575	738,929
Increase (reduction) in liabilities
Suppliers	246,855	(280,945)	2,635	(310)
Taxes	188,586	(185,477)	(78,693)	(32,369)
Income tax and Social Contribution tax payable	175,273	75,934	(9,191)	2,314
Payroll and related charges	22,914	59,758	1,388	3,247
Regulatory charges	60,478	(10,789)	—	—
Post-retirement obligations	(203,090)	(173,731)	(11,132)	(9,476)
Other	(29,786)	(189,349)	(11,488)	(17,002)

	461,230	(704,599)	(106,481)	(53,596)

Cash generated by Operations	3,481,494	1,655,769	350,239	681,854
Interest paid on loans and financings	(1,030,773)	(1,320,119)	—	—
Income tax and Social Contribution tax paid	(307,860)	(106,956)	(4,758)	(13,794)

NET CASH FROM OPERATIONAL ACTIVITIES	2,142,861	228,694	345,481	668,060

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Holding company
	9M17	9M16	9M17	9M16
CASH FLOW IN INVESTMENT ACTIVITIES
Securities – Cash investments	331,069	1,465,227	116,984	11,385
Financial assets	(160,481)	—	—	—
Restricted cash	(38,020)	(874)	(29,470)	1
Investments
Cash injection in Investees	(228,205)	(724,750)	(100,121)	(426,660)
In PP&E	(53,883)	(61,332)	—	(484)
In Intangible assets	(691,017)	(779,462)	—	—

NET CASH FLOW FROM (USED IN) INVESTMENT ACTIVITIES	(840,537)	(101,191)	(12,607)	(415,758)

CASH FLOW IN FINANCING ACTIVITIES
New loans and debentures	60,108	2,858,644	—	—
Loans and debentures paid	(1,506,459)	(2,106,248)	—	—
Interest on Equity, and dividends	(268,723)	(111,453)	(270,685)	(111,453)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(1,715,074)	640,943	(270,685)	(111,453)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(412,750)	768,446	62,189	140,849

Cash and cash equivalentes at start of period	995,132	924,632	69,352	256,484

Cash and cash equivalentes at end of period	582,382	1,693,078	131,541	397,333

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF ADDED VALUE

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

R$ ’000

	Consolidated				Holding company
	9M17		9M16		9M17		9M16
REVENUES
Sales of electricity, gas and services	21,927,158		20,211,783		276		641
Distribution construction revenue	725,528		881,450		—		—
Transmission construction revenue	11,226		36,405		—		—
Gain on financial updating of the Concession Grant Fee	240,420		212,185		—		—
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession	2,277		6,638		—
Transmission indemnity revenue	295,749		692,211		—		—
Generation indemnity revenue	259,516		—		—		—
Investments in PP&E	24,549		40,287		—		—
Other revenues	1,479		3,905		—		—
Estimated Provision for Doubtful Receivables (PECLD)	(191,343)		(282,915)		—		—

	23,296,559		21,801,949		276		641
INPUTS ACQUIRED FROM THIRD PARTIES
Electricity purchased for resale	(8,424,585)		(6,734,311)		—		—
Charges for use of national grid	(882,536)		(825,611)		—		—
Outsourced services	(983,908)		(904,721)		(6,796)		(6,226)
Gas bought for resale	(789,861)		(623,503)		—		—
Materials	(392,871)		(521,118)		(89)		(52)
Other operational costs	(587,938)		(740,543)		(107,183)		(291,438)

	(12,061,699)		(10,349,807)		(114,068)		(297,716)
GROSS VALUE ADDED	11,234,860		11,452,142		(113,792)		(297,075)
RETENTIONS
Depreciation and amortization	(616,783)		(601,197)		(351)		(382)

NET ADDED VALUE PRODUCED BY THE COMPANY	10,618,077		10,850,945		(114,143)		(297,457)
ADDED VALUE RECEIVED BY TRANSFER
Equity method gains in non-consolidated investees	(20,680)		47,260		320,979		842,337
Financial revenues	550,065		835.191		84.893		77.057

ADDED VALUE TO BE DISTRIBUTED	11,147,462		11.733.396		291.729		621.937

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	1,507,087	13.52	1,386,236	11.81	65,849	22.57	48,232	7.76
Direct remuneration	850,936	7.63	856,959	7.3	26,795	9.18	13,137	2.12
Benefits	406,373	3.65	371,145	3.16	31,928	10.94	28,511	4.58
FGTS fund	52,452	0.47	65,213	0.56	1,891	0.65	1,261	0.2
Voluntary retirement program	197,326	1.77	92,919	0.79	5,235	1.79	5,323	0.86
Taxes	7,833,994	70.28	7,631,496	65.04	62,821	21.53	(71,696)	(11.53)
Federal	3,351,706	30.07	3,746,798	31.93	62,186	21.32	(71,965)	(11.57)
State	4,472,137	40.12	3,875,582	33.03	485	0.17	77	0.01
Municipal	10,151	0.09	9,116	0.08	150	0.05	192	0.03
Remuneration of external capital	1,409,199	12.64	2,074,831	17.69	(233,691)	(80.11)	4,838	0.78
Interest	1,326,887	11.90	2,004,756	17.09	(236,553)	(81.09)	4,332	0.7
Rentals	82,312	0.74	70,075	0.6	2,862	0.98	506	0.08
Remuneration of own capital	397,182	3.56	640,833	5.46	396,750	136.00	640,563	102.99
Retained earnings	396,750	3.56	640,563	5.46	396,750	136.00	640,563	102.99
Non-controlling stockholders’ interest in Retained earnings	432	—	270	—	—	—	—	—

	11,147,462	100.00	11,733,396	100.00	291,729	100.00	621,937	100.00

The Condensed Notes are an integral part of the Interim Financial Statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONDENSED NOTES TO THE INTERIM FINANCIAL INFORMATION

FOR THE QUARTER ENDED SEPTEMBER 30, 2017

(In thousands of Brazilian Reais – R$ ’000 – except where otherwise indicated)

1.	OPERATING CONTEXT

a)	The Company

Companhia Energética de Minas Gerais (‘Cemig’, ‘Parent company’, ‘Holding company’ or ‘the Company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the BM&F Bovespa (‘Bovespa’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, with head office at Avenida Barbacena 1200, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, which are engaged in the activities of the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

The Company has assumed a significant amount of debt to finance the capital expenses that are necessary for compliance with its long term growth objectives. On September 30, 2017 the consolidated current liabilities of Cemig GT exceeded its consolidated current assets by R$ 4,494,345. On September 30, 2017, its aggregate totals of loans, financings and debentures, were: R$ 5,199,471, short-term; and R$ 8,856,104 long-term. In its consolidated result, the Company reports positive consolidated operational cash flow for the first nine months of 2017 (9M17) of R$ 2,142,861. In 9M16 this result was positive consolidated operational cash flow of R$ 228,694.

Management monitors the Company’s cash flow, and for this purpose assesses measures to adjust the present situation of its financial assets and liabilities to the levels considered appropriate to meet its needs.

The substantial volume of Cemig’s debt could negatively affect its business, financial situation and operational results. More specifically, Cemig is subject to certain restrictions on its capacity to raise funds from third parties, which could be an impediment when entering into new contracts for financing of its operations, or for refinancing of existing obligations, and this might adversely affect its business, financial situation and operational results, as follows:

◾	The Company’s bylaws require certain consolidated financial ratios to be maintained, on factors including debt and capital expenditure, with consolidated limits for the Group. This could affect the Group’s operational flexibility. In 2016 and on September 30, 2019, certain financial limits and indices established in the bylaws were exceeded. These were previously approved by the General Meeting of Stockholders. Cemig obtained approval from its stockholders for the Company to exceed these financial limits and indices as applicable for 2017.

◾	The following points relate to contracting of loans: (i) as a state-controlled company, Cemig is subject to rules and limits on lending applicable to the public sector, including rules established by the National Monetary Council (CMN) and the Brazilian Central Bank; and (ii) since the Company operates in the electricity sector it is subject to rules and limits established by Aneel governing indebtedness of companies in the electricity sector. Additionally, (iii) state-controlled companies may use funds from transactions with commercial banks only for refinancing of financial obligations, or in transactions guaranteed by trade bills.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

◾	Another rule in force is the requirement for certain international financial transactions to be approved by the Brazilian Federal Treasury (part of the Finance Ministry) and the Central Bank, before their execution; this approval is usually given only if the objective is to finance importation of merchandize or roll over foreign debt. The objective of these rules is to impose limits on the Company’s capacity for indebtedness.

◾	Cemig is subject to the restrictive covenants contained in its contracts for loans, financings and debentures. In the event of non-compliance with an obligation under the terms of the financing contract, Cemig will be required to reinforce the guarantees of the financing, on penalty of early maturity of the contract. Any default event on our financial instruments could lead creditors to cause all amounts related to that debt to become immediately payable. Early maturity of debt could have a significant adverse effect on the Company’s financial situation, and could also result in activation of cross-default clauses in other financial instruments. In the event of default, the Company’s cash flows could be insufficient to completely satisfy the debt or to comply with the service of those debts.

◾	The credit risk rating agencies attribute a rating to Brazil, to the Company, and to its debt securities on the Brazilian basis, and also issue a rating for the Company on a global basis. If ratings are reduced due to any factor that is not related to the Company’s operational performance or the high level of the debt, the cost of capital could increase.

For the purposes of amortization of the programed debt maturities, Cemig will raise significant amounts of capital from third parties through a wide range of financing sources available in the market. For the purposes of complying with services of the debt after meeting its investment targets, Cemig depended, and may continue to depend, on a combination of cash flows from operational activities, drawdowns on our available credit lines, the balance of our cash position and financial investments, and contracting of additional debts.

Cemig has a range of initiatives for increasing liquidity by entering into new financing contracts, refinancing existing obligations, and possibly disposal of assets that are not part of its end-activity. In 2016, Cemig presented a program of disinvestment for sale of assets in the period 2017–2018, with the objective of improving its liquidity position in the short term through creation of liquidity and reduction of debt.

Although Cemig has significant leverage, it expects that the balances of current cash, liquidity of the rotating credit line, cash generated by the initiatives described above, and cash flow from operational activities will be sufficient to supply the needs of working capital, investments, debt servicing, and other cash needs of the coming business year. Management believes that its plans will be successful.

If, for any reason, Cemig has difficulty in obtaining financings, this could negatively affect its conditions for making investments in the amounts necessary to maintain the present level of investments or its long-term objectives, and could compromise its ability to pay financial obligations for principal and debt to creditors, considering that the cash flow from its operations might be insufficient to cover its investment program and all of its debt servicing. A reduction in the investment program or the sale of assets could significantly affect the result of its operations.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The individual and consolidated Interim Accounting Information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and Technical Pronouncement 21 – Interim Reporting (Pronunciamento Técnico 21 – Demonstração Intermediária, or CPC21) ; and is also presented in a form compliant with the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

The Company has opted to present the individual and the consolidated Interim Financial Statements in a single group, since there is no difference in the values stated for (a) Stockholders’ equity and (b) Net profit (loss) between the individual and the consolidated Interim Financial Statements.

This Interim Quarterly Information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual accounting statements at December 31, 2016. Thus, this Interim financial information should be read in conjunction with the said financial statements, approved by the Company’s management on April 11, 2017.

The added value statement is not required by IFRS, but is obligatory for listed companies in Brazil. Its purpose is to show the wealth created by the Company, and its distribution in the reporting period. It is provided as supplementary information to the individual and consolidated quarterly information.

The Company also takes into account the orientations provided by Technical Orientation OCPC07 in preparation of its financial statements. Thus, the material information in the Interim accounting information, and only that information, is being presented, and corresponds to the information used by Management in its administration of the company.

The Executive Board authorized conclusion and publication of this Interim financial information on November 13, 2017.

2.2	Correlation between the Explanatory Notes published in the annual financial statements and those in the Interim Financial Information

The table below shows the correlation between the Explanatory Notes published in the consolidated annual financial statements at December 31, 2016 and the consolidated interim financial accounting information at September 30, 2017.

The Company believes that this Interim accounting information presents the material updating of information relating to its equity situation, and its results for the three-month and nine-month period ended September 30, 2017, in compliance with the requirements for disclosure stated by the CVM.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Number of the Note		Title of the Note
Dec. 31, 2016	Sep. 30, 2017
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	31	Operational segments
6	5	Cash and cash equivalents
7	6	Securities
8	7	Consumers and traders; Concession holders – Transport of electricity
9	8	Recoverable taxes
10	9	Income and Social Contribution taxes
11	10	Restricted cash
12	12	Escrow deposits in litigation
13	13	Passthrough funding from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE) and the Flag Tariff Centralizing Account
14	14	Financial Assets and Liabilities of the Concession
15	15	Investments
16	16	Property, plant and equipment
17	17	Intangible assets
18	18	Suppliers
19	19	Taxes and social security
20	20	Loans, financings and debentures
21	21	Regulatory charges
22	22	Post-retirement obligations
23	23	Provisions
24	24	Stockholder’s equity and remuneration to stockholders
25	25	Revenue
26	26	Operational costs and expenses
27	27	Financial revenue and expenses
28	28	Related party transactions
29	29	Financial instruments and risk management
30	30	Measurement at fair value
33	33	Transactions not involving cash
34	34	Subsequent events

The Notes to the 2016 annual statements that have not been included in these consolidated interim financial statements because they had no material changes, and/or were not applicable to the interim information, are as follows:

Number	Title of the Note
31	Insurance
32	Commitments

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates for the interim accounting information on the subsidiaries and jointly-controlled subsidiaries, used for the purposes of calculation of consolidation and equity method gains (losses) coincide with those of the Company.

The Company uses the criteria of full consolidation for the following companies which are direct equity investments of Cemig:

Subsidiary	Form of valuation	Sep. 30, 2017
		Direct stake, %
Cemig Geração e Transmissão	Consolidation	100.00
Cemig Distribuição	Consolidation	100.00
Gasmig	Consolidation	99.57
CemigTelecom	Consolidation	100.00
Rosal Energia	Consolidation	100.00
Sá Carvalho	Consolidation	100.00
Horizontes Energia	Consolidation	100.00
Usina Térmica Ipatinga	Consolidation	100.00
Cemig PCH	Consolidation	100.00
Cemig Trading	Consolidation	100.00
Efficientia	Consolidation	100.00
Cemig Comercializadora de Energia Incentivada	Consolidation	100.00
UTE Barreiro	Consolidation	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidation	100.00

4.	CONCESSIONS AND AUTHORIZATIONS

Renewal of the concessions of the Jaguara, São Simão, Miranda and Volta Grande Hydroelectric Plants

The concession contracts (under Concession 007/97) of the Jaguara, São Simão and Miranda hydroelectric plants, of the subsidiary Cemig GT, reached a maturity date in August 2013, January 2015 and December 2016, respectively. The subsidiary, since it believes that it has the right to renewal of these concessions under the original Concession Contracts, filed administrative and court actions requiring renewal/extension of the concessions. These applications, however, were rejected by the Mining and Energy Ministry, on the view that the request was made out of time in relation to the period/rules set by Law 12783/13.

As part of the legal dispute in the courts, in March 2017 the interim judgments that had maintained Cemig GT in possession of the concession of the plants on the initial basis of the Concession Contract 007/97, were revoked.

Up to the date of lifting of the interim injunctions for each one of the plants, the Subsidiary Cemig GT recognized revenue from sales of electricity and operational costs of this plant, since it remained in control of the asset up to that date. From that date onward, Cemig GT ceased to recognize the expenses of depreciation on the plants, and began to recognize revenues relating to the provision of services of operation and maintenance of the plant, in accordance with the regime of quotas.

Management of the subsidiary continues to argue for its right in relation to the Jaguara, São Simão and Miranda plants, supported by a contractual clause, by the legislation in force, and by opinions issued by renowned jurists. The subsidiary’s internal and external legal advisers have categorized the chance of success in the court disputes as ‘possible’.

Since there are legal disputes pending, involving the São Simão, Jaguara and Miranda plants, on September 27, 2017 the Brazilian federal government auctioned the concessions of those three plants, and also the concession of Volta Grande plant, which concession expired in February, 2017. Those concessions were previously held by Cemig GT. The plants have an aggregate generation capacity of 2,922 MW. The concessions were auctioned for a total of R$ 12,130,784. The parties that won these concessions are not related to Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Until the signature of the new concession contracts with the concession holders that won Auction 01/2017, and the actual transfer of possession of the related facilities, as long as the period of assisted operation specified in the tender of Auction 01/2017 continues, the Mining and Energy Ministry maintains Cemig GT as the party responsible for provision of service of generation at the Jaguara, Miranda, São Simão and Volta Grande Plants, to guarantee continuity of service. The Annual Generation Revenue (RAG) of the plants totals R$ 433,243 per year and was recorded a revenue of R$330,369 in the nine-month period ended on September 30, 2017 (R$238.641 in the same period of 2016). The period of assisted operation may not exceed 180 days from the signature of the new concession contracts.

On August 3, 2017 Mining and Energy Ministry Order 291/17 established the values of indemnity, payable to Cemig GT, for the investments made in the São Simão and Miranda plants that have not been amortized up to the end of the contract. The total amount of the indemnity is R$ 1,027,751, of which R$ 243,599 relates to indemnity for the São Simão Plant, and R$ 784,152 is for indemnity for the Miranda Plant – these figures being expressed in September 2015 and December 2016 currency, respectively. The amounts are being updated, pro rata die, by the IPCA (Expanded Consumer Price) index, up to the date of signature of the Concession Contract by whichever party wins the tender for the concession of the Plants and also by the Selic Reference Rate for Federal securities, as from the date of signature of the Concession Contract up to the date of actual payment of the indemnity. The balances not yet amortized of the concessions of the São Simão and Miranda Plants, in relation to their Basic Plans, were adjusted to reflect the matters defined in Ministerial Order 291/17. Updating ains of R$ 259,516 were recognized in this quarter (see more details in Notes 13 and 24). The subsidiary transferred the balances referred to to Financial Assets of the concession.

On September 30, 2017, the balance not yet amortized of the Jaguara Plant concession, with accounting value of R$ 169,822, and also the amounts of the investments made after the São Simão and Miranda plants started operation, respectively with book value of R$ 3,243 and R$ 22,546, reported under the heading Generation Concession Assets.

Cemig GT is discussing with the Mining and Energy Ministry the criteria used for deciding the amounts states in Ministerial Order 291/17 and also the fact that this Order did not take into consideration the as yet non-amortized balance of the Jaguara Plant and the balances of investments carried out to the São Simão and Miranda Plants after their coming into operation. The Company does not expect to see loss of value in realization of these assets.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	CASH AND CASH EQUIVALENTS

R$ ’000	Consolidated		Holding company

	Sep, 30, 2017	Dec. 31, 2016	Sep, 30, 2017	Dec. 31, 2016
Bank accounts	33,631	101,419	4,527	4,414
Cash investments
Bank certificates of deposit (‘CDBs’) (1)	421,000	523,673	123,382	17,098
Overnight (2)	125,726	370,040	3,632	47,840
Other	2,025	—	—	—

	548,751	893,713	127,014	64,938

	582,382	995,132	131,541	69,352

1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), are remunerated at a percentage varying from 60% to 106% at September 30, 2017 (75% to 106% at December 31, 2016) of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or ‘Certificados de Depósito Inter-bancário’ – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). Repo transactions state, in their trading notes, the Bank’s commitment to repurchase the security, at sight, on the maturity date of the transaction, or earlier, at the client’s option.
2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 10.14% on September 30, 2017 (13.64% on December 31, 2016); their purpose is to settle obligations of the unit holders of the Fund or to be used in the purchase of other assets with better remuneration to replenish the portfolio.

The Company’s exposure to interest rate risk and an analysis of sensitivity of financial assets and liabilities are given in Note 29 to this Interim Consolidated Accounting Information.

6.	SECURITIES

R$ ’000	Consolidated		Holding company

	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Cash investments
Current
Bank certificates of deposit (‘CDBs’) (1)	40,139	46,011	257	4,238
Financial Notes (LFs) – Banks (2)	532,265	728,293	15,377	94,156
Treasury Financial Notes (LFTs) (3)	103,954	192,995	3,003	24,951
Debentures (4)	12,737	45,289	2,204	9,403
Other	1,896	1,600	800	611

	690,991	1,014,188	21,641	133,359
Non-current
Financial Notes – Banks	—	14,134	—	1,820
Debentures	12,123	16,906	693	4,139

	12,123	31,040	693	5,959

	703,114	1,045,228	22,334	139,318

1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), are remunerated at a percentage, varying from 100.8% to 105.25% on September 30, 2017 (the range on December 31, 2016 was from 100.5% to 111%). of the CDI Rate.
2)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and remunerated at a percentage of the CDI rate published by Cetip. The LFs in Cemig GT’s portfolio have a remuneration rate varying between 102% and 112% of the CDI in 2017 (104.25% to 112.7% at December 31, 2016).
3)	Treasury Financial Notes (LFTs) are fixed rate securities, the yield on which follows the daily variation of the Selic rate between the date of purchase and the date of maturity.
4)	Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying between 103% and 128% of the CDI rate in 2017 (104.25% to 113% at December 31, 2016).

Note 29 gives a classification of these securities. Cash investments in securities of related parties are shown in Note 28.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	CONSUMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

R$’000	Consolidated
	Balances not yet due	Up to 90 days past due	More than 90 days past due	Sep. 30, 2017	Dec. 31, 2016
Invoiced supply	1,447,494	675,175	800,736	2,923,405	2,568,823
Supply not yet invoiced	904,714			904,714	919,531
Other concession holders – wholesale supply	350,748	17,482	10,136	378,365	422,981
CCEE (Electricity Trading Chamber)	40,248	38,075	168	78,491	1,432
Power transport concession holders	238,710	8,519	96,430	343,659	318,723
(-) Estimated loss on doubtful receivables	—	—	(851,448)	(851,448)	(660,105)

	2,981,914	739,251	56,022	3,777,186	3,571,385

Current assets				3,602,934	3,425,018
Non-current assets				174,252	146.367

The Company’s exposure to credit risk related to Consumers and traders is given in Note 29.

The allowance for estimated doubtful receivables is considered to cover any losses in the realization of these assets, and breaks down by type of consumer as follows:

R$ ’000	Sep. 30, 2017	Sep. 30, 2016
Residential	358,373	244,964
Industrial	156,151	132,586
Commercial, services and others	165,257	152,297
Rural	36,956	23,764
Public authorities	40,129	9,672
Public lighting	5,008	5,392
Public services	14,900	15,408
Charges for use of the network – TUSD	67,762	67,733
Other	6,912	8,289

	851,448	660,105

The changes in the adjustment for estimated losses on doubtful receivables in the nine-month period ended in September, 30 is as follows:

R$ ’000
Balance on December 31, 2015	625,445

Constitution of provision	282,915
Reversals of provisions	(321,581)

Balance at September 30, 2016	586,779

Balance at December 31, 2016	660,105

Constitution of provision	191,343

Balance at September 30, 2017	851,448

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Advance sales of power supply

Cemig made various transactions, with various clients, for advance payment for power supply. The amounts receivable for power not yet delivered are as follows:

R$ ’000	Consolidated
Balance at December 31, 2016	181,200

Addition	282,601
Supply completed	(189,355)
Monetary updating	37,666

Balance at September 30, 2017	312,112

Current liabilities	245,367
Non-current liabilities	66,745

8.	RECOVERABLE TAXES

R$’000	Consolidated		Holding company
	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Current
ICMS tax recoverable	162,624	155,306	—	—
PIS and Pasep taxes	12,484	12,480	20	—
Cofins tax	57,659	57,634	102	—
Other	14,187	10,864	—	—

	246,954	236,284	122	—
Non-current
ICMS tax recoverable	184,010	170,551	—	—
PIS and Pasep taxes	534	914	3	4
Cofins tax	2,905	4,597	11	16
Other	2,226	2,226	1,796	1,796

	189,675	178,288	1,810	1,816

	436,629	414,572	1,932	1,816

The credits of ICMS, reported in Current assets, arise from acquisitions of property, plant and equipment and intangible assets, and can be offset over 48 months.

The credits of the PIS, Pasep and Cofins taxes arise from acquisitions of property, plant and equipment and intangible assets, and can be offset immediately, according to the law 11,774/08. The transfer to Non-current was made in accordance with estimates by Management of the amounts that will be realized after September 30, 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Income and Social Contribution taxes recoverable

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years and to advance payments which will be offset against federal taxes payable yet to be calculated.

R$ ’000	Consolidated		Holding company
	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Current
Income tax	417,368	436,167	36,846	78,174
Social Contribution tax	139,939	153,352	1,026	—

	557,307	589,519	37,872	78,174
Non-current
Income tax	49,709	98,132	49,709	98,132
Social contribution tax	13,930	13,928	13,930	13,928

	63,639	112,060	63,639	112,060

	620,946	701,579	101,511	190,234

b)	Deferred income tax and Social Contribution tax

Cemig and its subsidiaries have income tax credits, constituted at the rate of 25%, and Social Contribution tax credits, at the rate of 9%, on tax losses/carryforwards and temporary differences, as follows:

R$ ’000	Consolidated		Holding company

	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Deferred tax assets
Tax loss carryforwards	357,381	290,272	196,784	202,797
Provisions	1,048,698	1,027,279	499,064	547,277
Post-retirement obligations	1,239,740	1,175,074	129,862	121,973
Estimated provision for doubtful receivables	323,483	228,801	7,192	7,192
Taxes payable – suspended liability (1)	203,388	201,711	—	—
Paid concession	8,152	8,262	—	—
Other	15,637	22,096	363	190

Total	3,196,479	2,953,495	833,265	879,429

Deferred tax liabilities
Funding cost	(30,864)	(44,835)	—	—
Deemed cost	(277,890)	(268,009)	—	—
Purchase price allocation adjustments	(468,052)	(481,488)	(88,237)	(90,111)
Borrowing costs capitalized	(159,738)	(148,559)	—	—
Taxes on revenues not redeemed – Presumed Profit accounting method	(576)	(1,549)	—	—
Transmission assets: Indemnity gain	(666,143)	(516,985)	—	—
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession	(264,588)	(270,553)	—	—
Other	(7,477)	(6,270)	—	—

Total	(1,875,328)	(1,738,248)	(88,237)	(90,111)

Total, net	1,321,151	1,215,247	745,028	789,318

Total assets	2,003,908	1,797,453	745,028	789,318
Total liabilities	(682,757)	(582,206)	—	—

(1)	Refers to court escrow deposit of PIS, Pasep and Cofins taxes charged on amounts of ICMS tax.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in deferred income and Social Contribution taxes were as follows:

R$ ’000	Consolidated	Holding company
Balance on December 31, 2015	809,232	778,120
Effects allocated to Profit and loss account	(75,940)	85,987
Effects allocated to Statement of comprehensive income	38	—
Variations in deferred tax assets and liabilities	73	—

Balance at September 30, 2016	733,403	864,107

Balance at December 31, 2016	1,215,247	789,318
Effects allocated to Profit and loss account	101,362	(44,290)
Variations in deferred tax assets and liabilities	4,543	—

Balance at September 30, 2017	1,321,152	745,028

c)	Reconciliation of the expense on income and Social Contribution taxes

This table reconciles the nominal expense on income tax (rate 25%) and the Social Contribution tax (rate 9%) with the actual expense, presented in the Statement of income:

R$ ’000	Consolidated		Holding company

	9M17	9M16	9M17	9M16
Pre-tax profit	601,776	865,233	454,989	566,055
Income and Social Contribution taxes – nominal expense	(204,604)	(294,179)	(154,696)	(192,459)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	(34,968)	(19)	95,207	265,726
Non-deductible contributions and donations	(2,171)	(2,580)	—	—
Tax incentives	4,053	3,184	66	69
Difference in taxable base amount – Presumed profit Vs. Real profit method	59,692	79,861	—	—
Non-deductible penalties	(10,077)	(12,194)	(11)	(14)
Excess reactive power and demand	(9,229)	(9,268)	—	—
Other	(7,290)	10,795	1,195	1,186

Income tax and Social Contribution tax – effective credit (expense)	(204,594)	(224,400)	(58,239)	74,508

Effective rate	34.00%	25.94%	12.80%	13.16%
Current tax	(305,956)	(148,460)	(13,949)	(11,480)
Deferred tax	101,362	(75,940)	(44,290)	85,988

R$ ’000	Consolidated		Holding company

	3Q17	3Q16	3Q17	3Q16
Pre-tax profit	(93,000)	568,536	(19,237)	485,674
Income and Social Contribution taxes – nominal expense	31,620	(193,302)	6,541	(165,129)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	(44,064)	9,832	(71,617)	112,486
Non-deductible contributions and donations	(659)	(776)	—	—
Tax incentives	(2,035)	2,075	23	19
Tax credits not recognized	—	1,586	—	66
Difference in taxable base amount – Presumed profit Vs. Real profit method	20,873	45,575	—	—
Non-deductible penalties	(1,672)	(4,612)	—	—
Excess reactive power and demand	(3,117)	(3,111)	—	—
Other	8,388	7,699	462	281

Income tax and Social Contribution tax – effective credit (expense)	9,334	(135,034)	(64,591)	(52,277)

Effective rate	10.04%	23.75%	335.77%	10.76%
Current tax	(13,234)	(69,593)	(11,416)	757
Deferred tax	22,568	(65,441)	(53,175)	(53,034)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.	RESTRICTED CASH

The total recorded as Restricted cash, R$ 405,494 in the Consolidated accounts and R$ 396,038 in the Holding company accounts, refers mainly to the amount deposited with Banco Santander, in accordance with the stockholders’ agreement of RME and Lepsa, as guarantee for settlement of the put options, described in Note 15. The contract for the account with the depositary bank is in effect until December 15, 2017.

11.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

According to the disclosure on note 23, An agreement was reached between Cemig’s management and the government of the State of Minas Gerais in the third quarter, expressed in a Debt Recognition Undertaking signed on October 25, 2017 between Cemig and the Finance Department of Minas Gerais State, in which the State undertook to reimburse the total amount of a deposit made by Cemig, with monetary updating by the IGP–M index related to the administrative proceeding related to the criterium to update the amounts transferred to the State of Minas Gerais Government as advance for capital increase in previous years.

The Debt Recognition Undertaking specified that the State will make payment of R$ 277,723, of which R$ 238,445 refers to the original amount of the deposit, and R$ 38,278 relates to its monetary updating to September 30, 2017 – this amount will be returned to the Company by the State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first such payment to become due on November 10, 2017. Also, Clause 3 of this Undertaking specifies that, In the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

12.	ESCROW DEPOSITS

These payments are mainly for legal actions relating to employment-law contingencies and tax obligations.

The most important escrow deposits refer to tax disputes, mainly on the Pasep and Cofins taxes – in actions seeking exclude the ICMS tax itself from the taxable amount on which the Pasep and Cofins taxes are charged.

R$ ’000	Consolidated		Holding company
	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Employment-law cases	320,950	259,415	38,483	31,231
Tax issues
Income tax on Interest on Equity	26,601	24,130	238	510
Pasep and Cofins taxes (1)	750,839	746,340	—	—
ICMS credits on PP&E	37,249	36,657	—	—
Donations and legacy tax (ITCD)	48,365	45,620	47,926	45,181
Urban property tax (IPTU)	64,498	80,345	53,602	65,694
Finsocial tax	39,083	37,399	39,083	37,399
Income and Social Contr. Tax on the indemnity for employees’ ‘Anuênio’ benefit	265,178	255,127	12,745	12,262
Other	80,895	59,247	30,975	28,702

	1,312,708	1,284,865	184,569	189,748
Other
Monetary updating on AFAC from Minas Gerais State Government (2)	239,445	239,445	239,445	239,445
Regulatory	51,614	60,227	29,237	27,374
Third party	14,149	13,484	5,979	6,015
Consumer relations	5,975	5,598	1,561	1,548
Court embargo	12,348	7,877	4,071	3,118
Other	25,316	15,968	1,343	1,389

	109,402	342,599	42,191	278,889

	1,743,060	1,886,879	265,243	499,868

(1)	The payments into court relating to Pasep and Cofins taxes refer to the case challenging the constitutionality of inclusion of the ICMS tax, which has been charged, within the amount on which the Pasep and Cofins taxes are calculated. They have a corresponding provision in Taxes. See more details in Note 18.
(2)	Administrative deposit in case seeking suspension of enforceability of the credit charged by the Minas Gerais State Government for a difference in the monetary updating on the Advance against Future Capital Increase (Adiantamento contra Futuro Aumento de Capital, or AFAC). More details in Note 22.
(3)	See more details in Note 22 – Provisions on ‘Anuênio’ indemnity.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.	REIMBURSEMENT OF TARIFF SUBSIDIES

The subsidies applicable to tariffs charged to users of public electricity distribution service are reimbursed through payments of funds from the Energy Development Account (Conta de Desenvolvimento Energético, or CDE).

In 9M17 the total appropriated as incoming subsidies was R$ 621,731 (R$ 600,356 in 9M16). Of the amount provisioned, the Company has R$ 73,345 receivable (R$ 63,751 at December 31, 2016). This is recognized in Current assets.

14.	FINANCIAL ASSETS AND LIABILITIES OF THE CONCESSION

Consolidated	Sep. 30, 2017	Dec. 31, 2016
Assets related to infrastructure (1)
Distribution concessions	271,612	216,107
Transmission concessions (1.2)	473,374	482,281
Indemnity receivable – Transmission (1.1)	1,975,775	1,805,230
Indemnity receivable – Generation (1.3)	1,685,958	546,624
Concession Grant Fee – Generation concessions (1.4)	2,321,817	2,253,765

	6,728,536	5,304,007

CVA (Compensation of Portion A items) Account and Other Financial Components in tariff adjustments (2)	100,457	397,725

Total	6,828,993	5,701,732

Current assets	665,674	730,488
Non-current assets	6,163,319	4,971,244

Financial liabilities of the concession	Sep. 30, 2017	Dec. 31, 2016
CVA (Compensation of Portion A items) Account and Other Financial Components in tariff adjustments (2)	704,418	804,975
Current liabilities	704,418	481,835
Non-current liabilities	—	323,140

1) Assets related to infrastructure

The electricity distribution and transmission contracts and the gas distribution contracts of the subsidies are within the criteria for application of Technical Interpretation ICPC 01 (IFRIC 12), which governs accounting of concessions. They refer to the investment made in infrastructure that will be the subject of indemnity by the Concession-granting power, during the period and at the end of the concessions, as specified in the regulations of the electricity sector and in the concession contracts signed by Cemig and its subsidiaries with the related concession-granting powers.

1) Transmission – Indemnity receivable

Aneel Normative Resolution 589, of December 10, 2013, set the criteria for calculation of the New Replacement Value (Valor Novo de Reposição, or VNR) of the transmission facilities, for the purposes of indemnity.

On August 16, 2016 Aneel, by its Dispatch 2181, homologated the amount of R$ 892,050, in currency of November 2012, for the portion of the reversible assets not yet amortized, for the purposes of indemnity to Cemig GT.

On April 22, 2016 the Mining and Energy Ministry (Ministério de Minas e Energia, or MME) published its Ministerial Order 120, setting the deadline and method of payment for the remaining amount of the indemnity.

The Order determined that the amounts homologated by Aneel should become part of the Regulatory Asset Base for Remuneration (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

The portions of remuneration and depreciation not paid in the period from the extensions of the concessions up to the tariff-setting process of 2017 are to be updated by the IPCA inflation index and remunerated at the real cost of capital of the transmission segment of the industry as decided by Aneel in the methodologies for Periodic Tariff Reviews of Revenues for Existing Concession Holders, currently 10.44% per year, to be paid over eight years by reimbursement through the RAP. (More details in Note 25 (g).)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Indemnity for transmission assets – adjustment to Remuneration Base of the transmission assets – Aneel Technical Note 183/2017

In the tariff review processes of Cemig GT, ratified on June 23, 2009 (backdated to July 1, 2005) and June 8, 2010 (backdated to July 1, 2009), certain conducting cables, which have been the subject of an application by the subsidiary, were not included in the tariff calculation. Cemig GT applied for inclusion of these assets in the Remuneration Assets Base and, consequently, for backdated calculation of the amounts not considered in the prior tariff reviews.

Aneel ruled in favor of Cemig GT’s application, and calculated the differences between the amounts of revenue ratified in the above-mentioned tariff reviews and the new values calculated for inclusion of the said conducting cables for the period from July 2005 to December 2012. Updated, these amounts were calculated to total R$ 149,255, at June 2017 prices, to be received by Cemig GT over the next 12 months. On September 30, 2017 the balance receivable was R$ 111,941.

Indemnity for transmission assets – Injunction obtained by industrial consumers:

On April 10, 2017, an interim court remedy was granted to the Brazilian Large-scale Free Consumers Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against Aneel and the federal government requesting suspension of the effects on their tariffs of payment of the indemnity for transmission assets payable to agents of the electricity sector who accepted the terms of Law 12783/2013.

The preventive remedy was partial, with effects related to suspension of the inclusion in the consumer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration on capital included since the date of extension of the concessions.

Cemig GT has the expectation of realization in full of the credits receivable in relation to the transmission indemnity, and has calculated the following amounts as indemnity:

R$ ’000
Regulatory Remuneration Base (BRR) – Dispatch 2181/2016	1,177,488
Amount of the indemnity received so far	(285,438)

Net value of the assets for purposes of indemnity	892,050

Updating in accordance with MME Order 120/16 – IPCA index / Cost of capital – Period Jan. 2013 to June 2017.	1,033,780
Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017	149,255
Monetary updating	25,894
Amounts received	(125,204)

Total at September 30, 2017	1,975,775

Normative Resolution 762, of February 21, 2017, set the procedures and criteria to be used in the calculation of the cost of capital to be added to the Permitted Annual Revenue of each transmission concession holder covered by Law 12783/2013, in harmony with Mining and Energy Ministry Order 120/2016. Under this legislation, Cemig GT began to receive this indemnity as from July, 2017.

1.2) Transmission – Assets remunerated by tariff

For new assets that consist of improvements and strengthening of facilities implemented by transmission concession holders, Aneel calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Proret Tariff Regulation Procedures.

Under the Proret procedure, the revenue established in the Resolutions is payable to the transmission companies as from the date of start of commercial operation of the facilities. In the periods between reviews, the revenues associated with the improvements and strengthening of facilities are provisional. They are then definitively decided in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect backdated to the date of start of commercial operation. On September 30, 2017 the balance by the subsidiary Cemig GT receivable was R$ 473,374.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

1.3) Generation – Indemnity receivable

Plants operated under the ‘Quotas’ regime as from January 1, 2016

In July 2015 termination dates for concession periods, under Concession Contract 007/97, of several of the plants operated by the subsidiary Cemig GT were reached. As from the termination of the concession, the subsidiary held the indemnity rights of the assets not yet depreciated/amortized, as specified in that concession contract. The accounting balances corresponding to these assets, including the Deemed Cost, were transferred from Fixed assets to Financial assets on the date of termination of the concession, and total R$ 616,876 on September 30, 2017 (R$ 546,624 on September 30, 2017).

Generating plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historic cost R$ ’000	Net balance of assets based on deemed cost R$ ’000
Lot D:
Três Marias Hydroelectric Plant	July 2015	396	71,694	413,450
Salto Grande Hydroelectric Plant	July 2015	102	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52	3,671	6,589
Camargos Hydroelectric Plant	July 2015	46	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9.4	1,346	7,871
Dona Rita Small Hydroelectric Plant	Sep. 2013	2.41	534	534
Tronqueiras Small Hydroelectric Plant	July 2015	8.5	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8.4	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7.7	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7.2	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4	616	4,265
Other:
Volta Grande	February 2017	380	25,621	70,252

		1.060	134,621	616,876

As specified in Aneel Normative Resolution 615/2014, the Valuation Opinions for the assets to be indemnified were delivered to Aneel in December 2015, including the Opinion for the Volta Grande Plant, which had a concession period expiring on February 23, 2017. The Company and its subsidiary do not expect any losses on the realization of this asset.

From the termination of the concession contract until January 4, 2016, the plants were operated by the Company under the regime of quotas, with remuneration by a tariff only to cover costs of operation and maintenance of the assets.

In November 2015 Cemig GT took place in Auction 12/2015, and won Lot D. As from January 5, 2016, with the signature of the new concession contracts, the assets began to be operated in accordance with the terms of that Auction.

As mentioned in Note 4, on September 27, 2017 the Volta Grande Hydroelectric Plant was auctioned by the federal government. The transfer of the operational assets of the plant may not take place later than 180 days from the date of signature of the new concession contracts.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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1.4) Concession grant fee – Generation concessions

In June 2016, title to Concession Contracts 08 to 16/2016, relating to 18 hydroelectric plants of Lot D of Aneel Auction 12/2015, won by Cemig GT, was transferred to the related specific-purpose companies (SPCs), wholly-owned subsidiaries of Cemig GT, as follows:

R$ ’000	Plant	Balance at Dec. 31, 2016	Monetary updating	Amounts received	Balance at Sep. 30, 2017
Cemig Geração Três Marias S.A.	Três Marias	1,283,197	129,986	(92,612)	1,320,571
Cemig Geração Salto Grande S.A.	Salto Grande	402,639	40,973	(29,207)	414,405
Cemig Geração Itutinga S.A.	Itutinga	149,904	17,193	(12,418)	154,679
Cemig Geração Camargos S.A.	Camargos	112,447	12,809	(9,244)	116,012
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência, Piau	146,553	17,884	(13,007)	151,430
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade, Tronqueiras	99,315	13,424	(9,876)	102,863
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto, Martins	59,710	8,151	(6,004)	61,857

Total		2,253,765	240,420	(172,368)	2,321,817

Cemig’s offer for acquisition of grant of the 30-year concession for the 18 hydroelectric plants was R$ 2,216,353. Of this fee, 65% was paid on January 4, 2016, and the remaining 35% (initially R$ 775,724) was paid on July 1, 2016 (updated by the Selic rate to a total payment of R$ 827,921). The amount of the concession grant fee was recognized as a financial asset, due to Cemig GT having the unconditional right to receive the amount paid, plus updating by the IPCA Index and remuneratory interest, during the period of the concession.

In 2016, all of the output of the plants was sold in the Regulated Market under the Physical Guarantee Quotas system. Starting in 2017, the second phase of the contract came into effect: 70% of this output was sold in the Regulated Market and 30% in the Free Market.

The Miranda and São Simão plants

On August 3, 2017, the Mining and Energy Ministry published Ministerial Order 291, setting the amounts of indemnity for the São Simão and Miranda Hydroelectric Plants, the concessions of which had expiry dates in January 2015 and December 2016 respectively.

The Order specifies that the payment shall be made by December 31, 2018, after receipt by the federal government, from the auction concession winners, of the payment of the Concession Grant Fee, resulting from the competitive tender for the concessions. The amount of the indemnity will be updated by the IPCA index (Expanded Consumer Price) index, up to the date of the signature of the Concession Contract by the party that won the tender for the concession of the Plants, and also by the Selic Reference Rate for Federal securities, as from the date of signature of the Concession Contract up to the date of actual payment of the indemnity.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amounts of the Basic Plan of the plants were transferred to the account Indemnity receivable, and subjected to monetary updating, as follows:

Plant	Concession termination date	Net balance of assets based on Historic Cost at September 30, 2017	Net value of assets based on Deemed Cost at September 30, 2017	Net value of the assets of the Basic Plan based on Deemed Cost at September 30, 2017 (A)	Adjustment (1) (B)	Amounts based on MME Order 291 (A)+(B)	Monetary updating (C)	Net balance of the assets of the Basic Plan at Sep. 30, 2017 (A)+(B)+(C)
Miranda	Dec. 2016	750,836	629,368	606,822	177,330	784,152	13,978	798,130
São Simão	Jan. 2015	61,959	205,987	202,744	40,855	243,599	27,353	270,952

		812,795	835,355	809,566	218,185	1,027,751	41,331	1,069,082

(1)	Adjustment of the non-amortized balance of the concessions of the São Simão and Miranda plants, under MME Order 291/17, that plus the monetary updating of R$41,331 correspond to the total amount of R$259.516 .

Cemig GT Is holding talks with the Mining and Energy Ministry, on the criteria used for the decision on the amounts stated in Ministerial Order 291/17, and also the fact that this Order did not take into consideration the as yet non-amortized balance of the Jaguara Plant in the amount of R$ 169,822, and the balances of investments carried out to the São Simão and Miranda Plants after their coming into operation, in the amounts (before monetary updating) of R$ 3,243 and R$ 22,546, respectively.

The changes in Financial assets of the concession related to infrastructure are as follows:

R$’000	Distribution	Transmission	Generation	Consolidated
Balance on December 31, 2015	135,983	1,501,441	546,424	2,183,848
Additions	—	36,405	534	36,939
Addition of Grant Fee – Plants	—	—	2,255,027	2,255,027
Written off	(291)	—	—	(291)
Amounts received	—	(11,327)	(105,642)	(116,969)
Transfer between Financial Assets, PP&E and Intangible	57,650	(426)	—	57,224
Updating of the Concession Grant Fee			96,911	6,638
Adjustment of expectation of cash flow from the indemnifiable Financial assets of the concession	6,638	—		96,911
Monetary updating		692,211	—	698,849

Balance at September 30, 2016	199,980	2,218,304	2,793,254	5,211,538

Balance at December 31, 2016	216,107	2,287,511	2,800,389	5,304,007
Additions	—	160,481	—	160,481
Write-offs	(25)	(3,232)	—	(3,257)
Items received	—	(142,105)	(172,368)	(314,473)
Transfer to Financial assets of concession – Indemnity on non-renewed plant – Volta Grande hydroelectric plant	—	—	879,818	879,818
Adjustment to indemnity – plants not renewed (M. Order 291) – including the monetary updating			259,516	259,516
Transfer between Financial, PPE and Intangible assets	53,252	—	—	53,252
Adjustment of expectation of cash flow from the indemnifiable Financial assets of the concession	2,278			2,278
Monetary updating	—	146,494	240,420	386,914
Balance at September 30, 2017	271,612	2,449,149	4,007,775	6,728,536

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)	CVA (Compensation of Portion A items) Account and Other Financial Components in tariff adjustments

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of extinction of the concession, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included by the Concession-granting power in the total of the indemnity.

The balances on (i) the CVA Account (Compensation for Variation of Portion A items), (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Cemig D’s non-manageable costs and the payments actually made. The variations found are the subject of monetary updating based on the Selic rate and compensated in the subsequent tariff adjustments.

The balances of these financial assets and liabilities are shown below. Please note that in the interim accounting information the balances of each line are presented at net value in assets or liabilities in accordance with the tariff adjustments homologated or to be homologated:

STATEMENT OF FINANCIAL POSITION R$ ’000	Sep. 30, 2017			Dec. 31, 2016
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	685,966	1,376,925	2,062,891	1,443,964	924,914	2,368,878
Current assets	685,966	466,625	1,152,591	1,443,964	547,241	1,991,205
Non-current assets		910,300	910,300	—	377,673	377,673

Liabilities	(1,339,692)	(1,327,160)	(2,666,852)	(1,046,239)	(1,729,889)	(2,776,128)
Current liabilities	(1,339,692)	(517,317)	(1,857,009)	(1,046,239)	(1,029,076)	(2,075,315)
Non-current liabilities		(809,843)	(809,843)		(700,813)	(700,813)

Total current, net	(653,726)	(50,692)	(704,418)	397,725	(481,835)	(84,110)

Total non-current, net		100,457	100,457	—	(323,140)	(323,140)

Total, net	(653,726)	49,765	(603,961)	397,725	(804,975)	(407,250)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Financial components R$ ’000	Sep. 30, 2017			Dec. 31, 2016
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Portion A’
Quota for the Energy Development Account (CDE)	(245,409)	(87,471)	(332,880)	202,801	(244,840)	(42,039)
Tariff for use of transmission facilities of grid participants	13,963	(10,784)	3,179	1,923	8,103	10,026
Tariff for transport of electricity provided by Itaipu	3,560	(3,070)	490	5,254	3,926	9,180
Program to encourage alternative electricity sources – Proinfa	(8,178)	—	(8,178)	13,080	4,247	17,327
System Service Charges (ESS) and Reserve Energy Charge (EER)	(64,501)	(438,468)	(502,969)	(54,989)	(189,063)	(244,052)
Electricity bought for resale (1)	(138,684)	671,226	532,542	422,852	(78,922)	343,930
Other financial components
Overcontracting of supply	13,372	(49,569)	(36,197)	(104,671)	(55,834)	(160,505)
Neutrality of Portion A	(48,929)	70,089	21,160	78,254	(76,367)	1,887
Other financial items	(178,920)	—	(178,920)	(166,779)	(162,614)	(329,393)
‘Flag Tariff’ items (2)		(80,986)	(80,986)	—	(13,611)	(13,611)
Excess demand /reactive power (3)	—	(21,202)	(21,202)	—	—	—

TOTAL	(653,726)	49,765	(603,961)	397,725	(804,975)	(407,250)

(1)	Due to unfavorable hydrological conditions since July 2017, there has been less hydroelectric generation and more dispatching of thermal plants, increasing the spot price (PLD), and affecting the level of reduction of the physical power offtake guarantee of the hydroelectric plants. For the distributors, this results in higher costs of CCEAR contracts, with thermal plants, and higher hydrological risk costs for the Itaipu plant, for those that trade power supply under Physical Guarantee Quotas, and for those that sold CCEARs and renegotiated the Hydrological Risk. In view of these factors, the difference from the cost taken into account in setting the tariff if greater, resulting in an increase in the deferred asset related to purchase of power supply on September 30,2017.
(2)	Billing arising from the Flag Tariff System in Cemig D not yet homologated by Aneel.
(3)	In accordance with PRORET 2.1A, from this point onward amounts of excess of demand and excess of reactive power were appropriated to sector financial liabilities, and will be amortized only at the time of homologation of the 5th periodic tariff review cycle of Cemig D.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Movement in balances of financial assets and liabilities:

R$ ’000
Balance on December 31, 2015	1,349,656
(–) Net constitution of financial assets	(572,483)
(–) Realized	(364,570)
(–) Payments from the Tariff Flag Funds Centralizing Account	(341,259)
(–) Transfer (1)	(164,957)
(+) Updating – Selic rate (2)	206,967

Net liabilities on September 30, 2016	113,354

Balance at December 31, 2016	(407,250)
(+) Net constitution of financial assets	222,233
(–) Realized	(74,017)
(–) Payments from the Flag Tariff Centralizing Account	(304,841)
(+) Updating – Selic rate	(40,086)

Net liabilities on September 30, 2014	(603,961)

(1)	The financial component constituted to be passed through to the tariff at the next tariff adjustment, arising from judgments (injunctions/provisional remedy) in court actions challenging part of the amount of the CDE (Energy Development Account) charge, was reclassified to Other credits, and will be amortized with counterpart in deductions from the monthly CDE charges to be paid to Eletrobras, in accordance with a Dispatch issued by Aneel in 2016.
(2)	Includes adjustment for homologation of the CVA by Aneel which took place in May 2016.

Payments from the Flag Tariff Funds Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid and have been paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between (i) realized costs of thermal generation and exposure to short-term market prices, and (ii) the amounts covered by the tariff.

In 9M17 funds passed through by the Flag Account totaled R$ 304,841 (R$ 341,259 in 9M16), and were recognized as a partial realization of CVA receivables constituted.

The amount referred to above includes the receipt of the ‘Flag’ tariff amounts for December 2016, totalling R$ 2,406, which was posted in sector Financial liabilities only in January 2017 when approved by Aneel. The remaining balance of R$ 302,435 refers to the periods of January through August 2017.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.	INVESTMENTS

This table shows the investments in affiliates, subsidiaries and jointly-controlled subsidiaries.

Investments	Control	Consolidated		Holding company
		Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Cemig Geração e Transmissão	Subsidiarie	—	—	5,161,385	4,583,195
Hidrelétrica Cachoeirão	Jointly-controlled	56,720	50,411	—	—
Guanhães Energia	Jointly-controlled	25,172	—	—	—
Hidrelétrica Pipoca	Jointly-controlled	33,753	31,809	—	—
Retiro Baixo	Jointly-controlled	159,126	161,848	—	—
Aliança Norte (Belo Monte Plant)	Jointly-controlled	567,829	527,498	—	—
Madeira Energia (Santo Antônio Plant)	affiliate	559,337	643,890	—	—
FIP Melbourne (Santo Antônio Plant)	affiliate	603,973	677,182	—	—
Lightger	Jointly-controlled	41,254	41,543	—	—
Baguari Energia	Jointly-controlled	145,719	162,106	—	—
Renova	Jointly-controlled	622,725	688,625	—	—
Aliança Geração	Jointly-controlled	1,307,456	1,319,055	—	—
Central Eólica Praias de Parajuru	Jointly-controlled	61,608	63,307	—	—
Central Eólica Volta do Rio	Jointly-controlled	75,789	81,228	—	—
Central Eólica Praias de Morgado	Jointly-controlled	55,595	59,586	—	—
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	850,743	781,022	—	—
Usina Hidrelétrica Itaocara S.A.	Jointly-controlled	2,733	2,782	—	—
Cemig Distribuição	Subsidiarie	—	—	1,961,175	2,499,867
Light	Jointly-controlled	1,068,712	1,070,477	1,068,712	1,070,477
Taesa	Jointly-controlled	1,576,156	1,582,633	1,576,156	1,582,633
CemigTelecom	Subsidiarie	—	—	190,823	191,515
Ativas Data Center	affiliate	17,794	17,741	—	—
Gasmig	Subsidiarie	—	—	1,410,047	1,419,492
Rosal Energia	Subsidiarie	—	—	102,163	141,038
Sá Carvalho	Subsidiarie	—	—	106,840	106,111
Horizontes Energia	Subsidiarie	—	—	55,714	52,396
Usina Térmica Ipatinga	Subsidiarie	—	—	3,928	4,009
Cemig PCH	Subsidiarie	—	—	95,708	91,969
Lepsa	Jointly-controlled	342,033	343,802	342,033	343,802
RME	Jointly-controlled	338,249	340,063	338,249	340,063
Companhia Transleste de Transmissão	Jointly-controlled	24,394	21,588	24,394	21,588
UTE Barreiro	Subsidiarie	—	—	37,790	39,266
Companhia Transudeste de Transmissão	Jointly-controlled	23,600	20,505	23,600	20,505
Empresa de Comercialização de Energia Elétrica	Jointly-controlled	—	—	9,386	20,154
Companhia Transirapé de Transmissão	Jointly-controlled	27,567	23,952	27,567	23,952
Efficientia	Subsidiarie	—	—	7,001	4,868
Cemig Comercializadora de Energia Incentivada	Subsidiarie	—	—	2,342	1,867
Companhia de Transmissão Centroeste de Minas	Jointly-controlled	19,355	21,171	19,355	21,171
Cemig Trading	Subsidiarie	—	—	14,953	28,635
Axxiom Soluções Tecnológicas	Jointly-controlled	12,734	19,264	12,734	19,264
Cemig Overseas (*)	Subsidiarie	—	—	141	20

Total of investments		8,620,126	8,753,088	12,605,561	12,627,857

Guanhães – Uncovered liabilities of jointly-controlled entity	Jointly-controlled	—	(59,071)	—	—

Total		8,620,126	8,694,017	12,605,561	12,627,857

(*)	Cemig Overseas: company formed in Spain for assessment of investment opportunities outside Brazil. As of September 30, 2017, it has no operations.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, and Ativas Data Center, which are affiliated companies in which the Company has significant influence: the subsidiaries Cemig GT and Cemig Telecom, respectively. It was as from the fourth quarter of 2016 that Ativas Data Center became an investee in which Cemig has significant influence.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)	Right to commercial operation of the regulated activity

In the process of allocation of the acquisition price of the jointly-controlled subsidiaries, a valuation was made of the intangible assets relating to the right to operate the regulated activity. This asset is presented jointly with the historic value of the investments in the table above. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

Holding company R$ ’000	Dec. 31, 2015	Amortization	Sep. 30, 2016	Dec. 31, 2016	Amortization	Sep. 30, 2017
Renova (1)	805,458	(32,076)	773,382	—	—	—
Retiro Baixo	30,706	(888)	29,818	29,525	(888)	28,637
Central Eólica Praias de Parajuru	20,868	(1,146)	19,722	19,341	(1,146)	18,195
Central Eólica Volta do Rio	14,818	(756)	14,062	13,807	(756)	13,051
Central Eólica Praias de Morgado	29,461	(1,542)	27,919	27,406	(1,542)	25,864
Madeira Energia (Santo Antônio Plant)	163,296	(4,467)	158,829	157,340	(4,467)	152,873
Aliança Norte (Belo Monte Plant)	58,489	(1,479)	57,010	56,518	(1,479)	55,039

Total, Cemig GT	1,123,096	(42,354)	1,080,742	303,937	(10,278)	293,659

Taesa	414,774	(13,982)	400,792	288,146	(10,170)	277,976
Light	231,163	(16,772)	214,391	208,800	(16,772)	192,028
Gasmig	215,410	(5,934)	209,476	207,498	(5,934)	201,564
Lepsa	—	—	—	48,429	(3,798)	44,631
RME	—	—	—	48,429	(3,798)	44,631

OVERALL TOTAL	1,984,443	(79,042)	1,905,401	1,105,239	(50,750)	1,054,489

(1)	At December 31, 2016 there was a downward adjustment of Intangible assets of the concession as a result of the financial difficulties of Renova.

Consolidated R$ ’000	Dec. 31, 2015	Amortization	Sep. 30, 2016	Dec. 31, 2016	Amortization	Sep. 30, 2017
Taesa	414,774	(13,982)	400,792	288,146	(10,170)	277,976
Light	231,163	(16,772)	214,391	208,800	(16,772)	192,028
Gasmig	215,410	(5,934)	209,476	207,498	(5,934)	201,564
Lepsa	—	—	—	48,429	(3,798)	44,631
RME	—	—	—	48,429	(3,798)	44,631

TOTAL	861,347	(36,688)	824,659	801,302	(40,472)	760,830

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	This table shows changes in investments in subsidiaries and jointly-controlled subsidiaries:

Holding company R$ ’000	Dec. 31, 2016	Equity method gain (Profit and loss account)	Equity method gain (Other comprehensive income)	Dividends	Injections / AFAC	Other	Sep. 30, 2017
Cemig Geração e Transmissão	4,583,195	525,407	(33,852)	—	100,000	—	5,174,750
Cemig Distribuição	2,499,867	(538,692)	—	—	—	—	1,961,175
CemigTelecom	191,515	(12)	(680)	—	—	—	190,823
Rosal Energia	141,038	(7,907)	—	(30,968)	—	—	102,163
Sá Carvalho	106,111	19,360	—	(18,631)	—	—	106,840
Gasmig	1,419,492	88,634	—	(98,079)	—	—	1,410,047
Horizontes Energia	52,396	11,136	—	(7,818)	—	—	55,714
Usina Térmica Ipatinga	4,009	254	—	(335)	—	—	3,928
Cemig PCH	91,969	13,804	—	(10,065)	—	—	95,708
Lepsa	343,802	234	(1,876)	—	—	(127)	342,033
RME	340,063	128	(1,815)	—	—	(127)	338,249
Companhia Transleste de Transmissão	21,588	4,071	—	(1,265)	—	—	24,394
UTE Barreiro	39,266	(2,400)	—	924	—	—	37,790
Companhia Transudeste de Transmissão	20,505	3,095	—	—	—	—	23,600
Empresa de Comercialização de Energia Elétrica	20,154	26,679	—	(37,447)	—	—	9,386
Companhia Transirapé de Transmissão	23,952	3,615	—	—	—	—	27,567
Efficientia	4,868	3,304	—	(1,171)	—	—	7,001
Cemig Comercializadora de Energia Incentivada	1,867	559	—	(84)	—	—	2,342
Companhia de Transmissão Centroeste de Minas	21,171	3,828	—	(5,644)	—	—	19,355
Light	1,070,477	3,677	(5,442)	—	—	—	1,068,712
Cemig Trading	28,635	41,873	—	(55,555)	—	—	14,953
Axxiom Soluções Tecnológicas	19,264	(6,530)	—	—	—	—	12,734
Taesa	1,582,633	126,862	—	(133,339)	—	—	1,576,156
Cemig Overseas	20	—	—	—	121	—	141

	12,627,857	320,979	(43,665)	(399,477)	100,121	(254)	12,605,561

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated R$ ’000	Dec. 31, 2016	Equity method gain (Profit and loss account)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Other	Sep. 30, 2017
Companhia Transleste de Transmissão	21,588	4,071	—	(1,265)	—	—	24,394
Companhia Transudeste de Transmissão	20,505	3,095	—	—	—	—	23,600
Companhia Transirapé de Transmissão	23,952	3,615	—	—	—	—	27,567
Companhia de Transmissão Centroeste de Minas	21,171	3,828	—	(5,644)	—	—	19,355
Light	1,070,477	3,677	(5,442)	—	—	—	1,068,712
Axxiom Soluções Tecnológicas	19,264	(6,530)	—	—	—	—	12,734
Lepsa	343,802	234	(1,876)	—	—	(127)	342,033
RME	340,063	128	(1,815)	—	—	(127)	338,249
Hidrelétrica Cachoeirão	50,411	8,950	—	(2,641)	—	—	56,720
Guanhães Energia (1)	—	(2,037)	—	—	86,280	(59,071)	25,172
Hidrelétrica Pipoca	31,809	3,228	—	(1,284)	—	—	33,753
Madeira Energia (Santo Antônio Plant)	643,890	(84,553)	—	—	—	—	559,337
FIP Melbourne (Santo Antônio Plant)	677,182	(73,209)	—	—	—	—	603,973
Lightger	41,543	2,280	—	(2,569)	—	—	41,254
Baguari Energia	162,106	13,887	—	(30,274)	—	—	145,719
Central Eólica Praias de Parajuru	63,307	(1,293)	—	(406)	—	—	61,608
Central Eólica Volta do Rio	81,228	(5,439)	—	—	—	—	75,789
Central Eólica Praias de Morgado	59,586	(3,991)	—	—	—	—	55,595
Amazônia Energia (Belo Monte Plant)	781,022	(6,965)	—	—	76,686	—	850,743
Ativas Data Center	17,741	(1,950)	—	—	—	2,003	17,794
Taesa	1,582,633	126,862	—	(133,339)	—	—	1,576,156
Renova	688,625	(50,048)	(33,852)	—	18,000	—	622,725
Usina Hidrelétrica Itaocara S.A.	2,782	(581)	—	—	532	—	2,733
Aliança Geração	1,319,055	39,977	—	(51,576)	—	—	1,307,456
Aliança Norte (Belo Monte Plant)	527,498	(6,376)	—	—	46,707	—	567,829
Retiro Baixo	161,848	8,460	—	(11,182)	—	—	159,126

Total of investments	8,753,088	(20,680)	(42,985)	(240,180)	228,205	(57,322)	8,620,126

Guanhães – Uncovered liabilities of jointly-controlled entity (1)	(59,071)	—	—	—	—	59,071	—

Total	8,694,017	(20,680)	(42,985)	(240,180)	228,205	1,749	8,620,126

(1)	Transfer of uncovered liabilities;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	This table gives the principal information on the subsidiaries and jointly-controlled subsidiaries, not adjusted for the percentage represented by the Company’s ownership interest:

Company R$ ’000	Number of shares	Sep. 30, 2017			Dec. 31, 2016
		Cemig interest %	Share capital	Stockholders’ equity	Cemig interest %	Share capital	Stockholders’ equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,837,710	5,161,385	100.00	1,837,710	4,583,195
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	115,755	49.00	35,000	102,880
Guanhães Energia	330,536,000	49.00	330,536	51,371	49.00	185,647	—
Hidrelétrica Pipoca	41,360,000	49.00	41,360	68,884	49.00	41,360	64,916
Retiro Baixo	222,850,000	49.90	222,850	261,501	49.90	222,850	263,680
Aliança Norte (Belo Monte Plant)	38,261,538,617	49.00	1,109,355	1,046,510	49.00	1,014,111	1,076,527
Madeira Energia (Santo Antônio Plant)	9,730,201,137	18.13	9,546,672	5,573,287	18.13	10,151,952	6,418,617
Lightger	79,078,937	49.00	79,232	84,192	49.00	79,232	84,781
Baguari Energia S.A. (1)	26,157,300,278	69.39	186,573	210,000	69.39	186,573	247,662
Renova	417,197,244	36.23	2,960,776	1,718,810	34.15	2,856,255	1,955,598
Aliança Geração	1,291,582,500	45.00	1,291,488	2,905,457	45.00	1,291,488	1,972,519
Central Eólica Praias de Parajuru	70,560,000	49.00	70,560	88,598	49.00	70,560	88,897
Central Eólica Volta do Rio	117,230,000	49.00	117,230	128,037	49.00	117,230	136,886
Central Eólica Praias de Morgado	52,960,000	49.00	52,960	60,676	49.00	52,960	65,128
Amazônia Energia (Belo Monte Plant) (1)	1,176,194,023	74.50	1,218,672	1,141,937	74.50	1,115,739	1,048,351
Usina Hidrelétrica Itaocara S.A.	5,677,000	49.00	6,762	5,578	49.00	5,677	5,677
Cemig Distribuição	2,359,113,452	100.00	2,771,998	1,961,175	100.00	2,361,998	2,499,867
Light	203,934,060	26.06	2,225,822	3,364,098	26.06	2,225,822	3,353,796
CemigTelecom	397,683,385	100.00	241,742	190,823	100.00	241,742	191,515
Rosal Energia	46,944,467	100.00	46,944	102,163	100.00	46,944	141,038
Sá Carvalho	361,200,000	100.00	36,833	106,840	100.00	36,833	106,111
Gasmig	409,255,483	99.57	665,429	1,213,702	99.57	665,429	1,425,622
Horizontes Energia	39,257,563	100.00	39,258	55,714	100.00	39,258	52,396
Usina Térmica Ipatinga	174,281	100.00	174	3,928	100.00	174	4,009
Cemig PCH	35,952,000	100.00	35,952	95,708	100.00	35,952	91,969
Lepsa	1,379,839,905	66.62	437,638	446,415	66.62	437,638	443,370
RME	1,365,421,406	66.27	433,770	443,063	66.27	433,770	440,069
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	97,576	25.00	49,569	81,293
UTE Barreiro	30,902,000	100.00	30,902	37,790	100.00	30,902	39,266
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	98,333	24.00	30,000	85,438
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	9,386	100.00	486	20,154
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	112,518	24.50	22,340	97,763
Efficientia	6,051,994	100.00	6,052	7,001	100.00	6,052	4,868
Cemig Comercializadora de Energia Incentivada	1,000,000	100.00	1,000	2,342	100.00	1,000	1,867
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	37,951	51.00	28,000	41,512
Cemig Trading	1,000,000	100.00	1,000	14,953	100.00	1,000	28,635
Axxiom Soluções Tecnológicas	17,200,000	49.00	46,600	25,988	49.00	46,600	39,314
Taesa	1,033,496,721	31.54	3,042,034	4,115,980	31.54	3,042,034	4,307,588

(1)	Control shared under a Stockholders’ Agreement.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On September 30, 2017, the current liabilities of some jointly-controlled entries were higher than their current assets, as follows:

Light: On September 30, 2017, Light had consolidated negative net working capital of R$ 1,960,665 (R$ 1,258,928 on December 31, 2016). Light has been negotiating renewal of its short-term loans and financings, and is engaged in lengthening its debt profile. It also expects greater operational cash flow as from the periodic tariff review, which took place on March 15, 2017 and resulted in an average increase in consumer electricity bills of 10.45%. The management of Light believes that success in these phases will reverse the present situation of negative net working capital; and that there is no material uncertainty such as might put operational continuity in doubt.

Madeira Energia (‘Mesa’): The excess of current liabilities over current assets, equal to R$ 2,164,237, arises mainly from the account lines Suppliers, Other liabilities, Loans and financings, and Contingency provisions. To deal with the situation of negative working capital, Mesa has the benefit of a favorable decision by Aneel to revert, in liabilities, the FID (Availability Factor) account, and release of funds from the debt servicing reserve account which will be replaced by a bank guarantee, with generation of operational cash flow and normalization of funds subscribed by certain stockholders under a decision by the EGM – and which are, thus, not demandable immediately.

Renova Energia: In the nine-month period ended September 30, 2017, Renova Energia reported accumulated losses of R$ 1,255,587, and current liabilities R$ 1,273,273in excess of current assets (consolidated), and has a need to obtain capital to comply with the construction commitments of wind and solar generating plants. The main reasons for this situation are: a) significant investments that are being allocated in construction of the wind farms of the Alto Sertão III complex; and b) delay in release of the long-term financing with the Brazilian Development Bank (BNDES).

In response to this scenario, the management of Renova is taking a range of measures to rebalance its liquidity structure and cash flow. Renova’s actions and plan are as follows:

(1)	On August 3, 2017, with completion of the sale of the Alto Sertão II wind farm complexes to AES Tietê Energia, Renova settled the balance of the debentures and transferred the balance of the debt of those complexes (R$ 1,115,750, at June 30, 2017), reducing its indebtedness by R$ 1,480,684.

(2)	Renova is in negotiations with the BNDES for signature of a long-term financing contract for approximately R$ 900,000, which will replace the existing bridge loan – reported in Current liabilities up to September 30, 2017 – of R$ 860,149 (principal plus interest). The remainder will be used for works related to the Alto Sertão III complex – Phase A. As soon as the long-term financing is contracted, part of current liabilities will be reclassified to non-current. So far a total of R$ 2.1 billion has been invested in Phase A of Alto Sertão III – corresponding to 87% (information not reviewed by external auditors) of physical completion, without there having been any release of a long-term financing from the BNDES.

(3)	The stockholders continue to be engaged in providing financial support, to enable Renova to achieve rebalancing of liquidity. In 2017 they provided cash injections of R$ 62,764.

(4)	Optimization of the portfolio of contracts – with permanent cancellation of projects totaling 210 MW average.

(5)	Possible routes for feasibility of new funding include: optimization of the portfolio; sale of projects and/or operational assets; and entry of new stockholders.

The Management of Renova Energia believes that with the success of these measures it will be possible to recover the Company’s equilibrium in economic and financial terms and in terms of liquidity.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Investment in the Santo Antônio Hydroelectric Plant, through Madeira Energia S.A. (Mesa) and FIP Melbourne

The Company has direct and indirect investments in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 1,163,310 at September 30, 2017 (R$ 1,321,072 at December 31, 2016).

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring establishment costs related to the construction of the Santo Antônio Hydroelectric Plant. The property, plant and equipment asset constituted by these expenditures totaled R$ 21,850,585 (Mesa, consolidated) on September 30, 2017, and this amount, in accordance with financial projections prepared by its management, is to be absorbed by future revenues generated as from January 2017, when the plant began operating with all its generator rotors.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of Madeira Energia S.A. and certain executives of those other indirect shareholders.

Arbitration proceedings

In 2014, SAAG Investimentos S.A. (SAAG) and Cemig GT opened arbitration proceedings, in camera (in confidentiality), in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$ 750,000 partially destined to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Stockholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, able to be offset, in an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$ 750 million, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

In 2016 the arbitration judgment by the Market Arbitration Chamber recognized the right of Cemig GT and SAAG in full, and ordered annulment of the acts being impugned. As a consequence of this decision, Mesa reversed the impairment, and posted a provision for receivables in the amount of R$ 678.551 in its Interim Accounting Information at September 30, 2017.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the Subsidiary applied to open arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. Under the Arbitration Regulations of the ICC, this procedure is taking place in camera (in secret).

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia and Aliança Norte are shareholders in Norte Energia S.A. (‘Nesa’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará, and manages that interest.

Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in Nesa of 11.74%.

Nesa will still require significant funds for costs of organization, development and pre-operational costs for completion of the plant. According to estimates and forecasts these costs will be repaid by the revenues from future operations.

On April 7, 2015, Nesa was awarded interim judgment ordering Aneel to “abstain, until hearing of the application for an injunction made in the origin case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not coming into operation on the date established in the original timetable for the project, including those specified in Aneel Normative Resolution 595/2013 and in the Concession Contract 01/2010-MME, of the Belo Monte Hydroelectric Plant”. The legal advisers of Nesa have classified the probability of loss as ‘possible’, and the value of the estimated loss in Belo Monte up to September 30, 2017 is R$ 250,316.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of Norte Energia S.A. and certain executives of those other shareholders.

The effects of any alterations to the existing scenario will be reflected in the Company’s accounting statements.

Investment in Renova

Investment in TerraForm Global

The indirectly jointly-controlled entity Renova had investments in class A (GLBL) shares in TerraForm (‘the TERG Shares”‘, which were designated as financial assets available for sale, reported at fair value, based on the market trading price on the NASDAQ exchange. Gains and losses arising from variations in the share price were reported directly into Stockholders’ equity under Other comprehensive income.

In 9M17 there was a positive adjustment of R$ 73,224 (the effect on Cemig was R$ 26,470), recognized in Other comprehensive income in Renova Energia. In 9M16, the investee posted a loss of R$ 271,509 (the impact on Cemig GT was R$ 74,258), reflecting the negative volatility in the stock price of TerraForm in the period, based on the market price of the shares.

On May 15, 2017 Renova and Brookfield Asset Management (‘Brookfield’), through its vehicle Orion US Holding 1 L.P., signed a share purchase agreement for the shares that the investee held in TerraForm Global Inc. On May 26, 2017, Renova published a material announcement reporting sale of its shares in TerraForm to Brookfield. The total price of the acquisition was R$ 305,766 for completion on July 3, 2017, after compliance with certain conditions precedent.

In June, 2017, Renova entered into an agreement with TerraForm Global (SUNEDISON) in which the parties agree to terminate the arbitration proceedings by compensating Renova for R$ 48,559, which was paid together with the financial settlement of the sale of Terraform shares.

Adjustment for impairment

For the period of 9M17, Renova posted an impairment to its PP&E assets, which resulted in a loss of R$ 119,681 (impact on Cemig: R$ 52,276) for Phase A of the Alto Sertão III wind farms complex. This was posted in the Profit and loss account for the period.

Grant of exclusivity

At its meeting of its Board of Directors on July 17, 2017, Cemig GT oriented vote by its representatives in the meeting of the Board of Directors of the investee Renova Energia S.A. (‘Renova’), also held on July 17, 2017, in favor of approval of grant of exclusivity to Brookfield Energia Renovável S.A., including realization of due diligence and negotiation of final documents for a primary subscription in Renova and the sale of the interest held by Light Energia in Renova, as proposed in a non-binding offer. The period of exclusivity of 60 days from July 17, 2017, subsequently extended for 30 days, ended on October 17, 2017. This does not alter the stage of negotiation with Brookfield for the transaction referred to.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sale of assets – Umburanas wind complex

On August 23, 2017 Renova signed a Contract for Assignment of Rights and Obligations of the Umburanas Wind Power Complex, with total installed capacity of 605 MW, with Engie Brasil S.A. (‘Engie’). The base price of the transaction was R$ 15,000, subject to adjustments if certain conditions precedent of the transaction are satisfied.

On October 24, 2017, the 40th Public Meeting of the Council of Aneel (the electricity regulator) approved the transfer of the Umburanas Wind Complex to Engie.

However, since the negotiation involved an application for cancellation of four concession grants in this Complex, it was decided: (i) to apply a penalty fine of R$ 3.8 million to Renova; and (ii) to suspend Renova’s right to contract with or participate in tenders/competitive bids held by Aneel for a period of one year. The decision does not affect the controlling stockholders of Renova.

Put options

The Company has granted certain put options for which it calculates the fair value of the option based on the Black and Scholes Merton (BSM) model, in which the following variables are taken into account: exercise price of the option; closing price of the underlying asset on September 30, 2017; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

At September 30, 2017 the Company was party to the following options:

Consolidated	Balance on Sep. 30, 2017	Balance on Dec. 31, 2016
Put option—RME and LEPSA	1,242,818	1,149,881
SAAG put option	264,138	196,173
Put / Call option – Ativas and Sonda	(4,483)	(4,586)

	1,502,473	1,341,468

Put options in shares of RME and Lepsa

Cemig granted a put option, to Fundo de Participações Redentor (‘Redentor’), a stockholder of both Luce Empreeendimentos e Participações S.A. (Lepsa) and RME (Rio Minas Energia Participações S.A.), giving Redentor the right to sell to Cemig all of Redentor’s shares in Parati (which following a reorganization are now shares in RME and Lepsa), exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati.

The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

RME and Lepsa own common and preferred shares in Light, and at present exercise joint control, with the Company, over the activities for that company. This being so, this option has been considered to be a derivative instrument, accounted at fair value through profit or loss.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In the second quarter of 2016 Amendments were signed to the shareholders’’ Agreement of Parati. The principal changes arising from these amendments are as follows:

1)	The maturity of the Put Option granted in 2011 by Cemig in favor of the unit holders of FIP Redentor, initially specified to be May 31, 2016, was postponed, to two separate exercise dates:

a)	First option exercise window: The intention to exercise may be stated by any direct shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct shareholders, up to September 23, 2016, inclusive, and shall cover only preferred shares in Parati, up to a limit of 153,634,195 shares, representing 14.30% of the total shares in Parati held by the other direct shareholders.

On September 6, 2016 Cemig received from Banco BTG Pactual (‘BTG Pactual’) Notice of Intention to Exercise a Put Option, informing irrevocable exercise of BTG Pactual’s right to sell to Cemig 153,634,195 preferred shares representing its stockholding in Parati (‘Shares subject of the Put Option’).

In October 2016, due to the extinction of Parati, the Put Option was divided between RME and Lepsa in the proportion of 50% each, with all the conditions of the original Put Option being maintained, except the items modified in the amendments, including alteration to their bylaws.

On November 30, 2016, Cemig paid R$ 221.8 million for the portion of BTG Pactual in RME and Lepsa, under exercise of the first ‘window’ of the put.

b)	Second payment window: The intention to exercise may be stated by any direct shareholder/s who decide to do so, independently of the exercise of the Put Option by the other direct shareholders, up to September 23, 2017, inclusive, and may cover the totality of the shares in Parati, being independent of any exercise, or not, of the Put Option in the first payment window. Cemig must make payment by November 30, 2017.

On September 15, 2017 Cemig received Notices of Intention to Exercise Put Options, under the ‘Second Exercise Window’, from

–	BB–Banco de Investimento S.A. (‘BB-BI’),

–	BV Financeira S.A. – Crédito, Financiamento e Investimento (‘BV Financeira’), and

–	Banco Santander (Brasil) S.A. (‘Santander’)

(jointly, ‘the Stockholder Banks’), giving notice of irrevocable decision to exercise their right to sell to Cemig the totality of their holdings of common and preferred shares (‘the Shares Subject of the Put Option’), comprising the totality of their equity interests, in RME and Lepsa.

2)	The Put Option may now be exercised not only by FIP Redentor, but also by the direct shareholders of Parati, including but not limited to the unit holders of FIP Redentor, and/or their affiliates, who shall become holders of a Put Option and/or of the rights arising therefrom, under which each one of the direct shareholders shall individually have the right to sell any shares in Parati that they own.

3)	Conditions were included for bringing forward the date of exercise of the put option: in the event of any occurrence resulting in bringing forward of the option referred to, any direct shareholder may present to Cemig a notice of bringing forward of the option, at which moment the option shall be considered exercised by all the direct shareholders, over the totality of their shares.

4)	As guarantee for the full payment of the Put Option, on May 31, 2016 Cemig offered to the holders of the Put Option 55,234,637 common shares and 110,469,274 preferred shares in Transmissora Aliança de Energia S.A. (Taesa), and as further guarantee, 53,152,298 shares that Cemig directly holds in Light.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Amount of the Company’s exposure

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, in the nine-month periods ended September 30, 2017 and 2016, has been as follows:

R$ ’000
Balance at December 31, 2016	1,149,881
Variation in fair value	100,957
Reversals	(8,020)

Balance at September 30, 2017	1,242,818

Balance on December 31, 2015	1,245,103
Variation in fair value	267,585

Balance at September 30, 2016	1,512,688

In the calculation of the fair value of the option based on the Black-Scholes-Merton analysis, the following variables are taken into account: exercise price of the option; closing price of the stock of Light on September 30, 2017 (as a reference for the value of the indirect equity interest held by the direct stockholders of RME and Lepsa in Light); the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 6.6% p.a. to 16.4% p.a., and for volatility between 15% and 63.2% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 1,116,760 and R$ 1,180,151, respectively.

SAAG Put options

Option Contracts (‘the Put Option’) were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the entities that comprise the Investment Structure, which may be exercised at the option of the private pension plan entities, in the 84th (eighty-fourth) month from June 2014. The exercise price of the put options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Consumer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through profit or loss.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In the fourth quarter of 2016 Cemig GT altered the methodology used in measuring the fair value of the put option of SAAG, and adopted the Black-Scholes-Merton (BSM) model, replacing the model of discounted cash flow less the exercise price of the option. This change is in line with best market practices, since the BSM method not only calculates the difference between the exercise price of the option and the share price, brought to present value, but also incorporates an important random component that weights these amounts.

The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they were direct equity interests in Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some adaptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on September 30, 2017 is ascertained on the basis of Free cash flow to equity holders (FCFE), with its equivalence in indirect equity interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the electricity generation sector that are traded on the Bovespa.

Based on the studies made, a liability of R$ 264,138 is recorded in the Company’s Interim accounting information, for the difference between the exercise price and the estimated fair value of the assets (R$ 196,173 at December 31, 2016).

The movement in the value of the options in the nine-month periods ended September 30, 2015 and 2016 is as follows:

R$ ’000
Balance at December 31, 2016	196,173
Variation in fair value	73,299
Reversals	(5,334)

Balance at September 30, 2017	264,138

Balance on December 31, 2015	147,614
Variation in fair value	29,488

Balance at September 30, 2016	177,102

Cemig GT has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 6.19% p.a. to 10.19% p.a., and for volatility between 16% and 76% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 226,188 and R$ 341,307, respectively.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.	PROPERTY, PLANT AND EQUIPMENT

Consolidated R$ ’000	Sep. 30, 2017			Dec. 31, 2016
	Historic cost	Accumulated depreciation	Net value	Historic cost	Accumulated depreciation	Net value
In service
Land	225,081	(13,126)	211,955	286,368	(7,718)	278,650
Reservoirs, dams and watercourses	3,324,692	(2,068,844)	1,255,848	5,347,448	(3,586,435)	1,761,013
Buildings, works and improvements	1,102,157	(766,382)	335,775	1,789,111	(1,370,631)	418,480
Machinery and equipment	2,939,964	(2,069,474)	870,490	4,518,403	(3,347,214)	1,171,189
Vehicles	28,816	(25,431)	3,385	28,816	(24,586)	4,230
Furniture and utensils	15,830	(12,669)	3,161	15,781	(12,373)	3,408

	7,636,540	(4,955,926)	2,680,614)	11,985,927	(8,348,957)	3,636,970

Under construction	116,577	—	116,577	138,106	—	138,106

Net property, plant and equipment	7,753,117	(4,955,926)	2,797,191	12,124,033	(8,348,957)	3,775,076

This table shows the movement in property, plant and equipment:

Consolidated R$ ’000	Balance at Dec. 31, 2016	Addition	Jaguara, Miranda and Volta Grande Plants (1)	Written off	Depreciation	Transfers / capitalizations	Balance at Sep. 30, 2017
In service
Land	278,650	—	(61,287)	—	(5,408)	—	211,955
Reservoirs, dams and watercourses	1,761,013	—	(440,923)	300	(64,913)	371	1,255,848
Buildings, works and improvements	418,480	39	(68,971)	—	(14,546)	773	335,775
Machinery and equipment	1,171,189	253	(297,471)	- 5,343	(69,864)	71,726	870,490
Vehicles	4,230	—	—	—	(845)	—	3,385
Furniture and utensils	3,408	58	—	—	(305)	—	3,161

	3,636,970	350	(868,652)	(5,043)	(155,881)	72,870	2,680,614

Under construction	138,106	53,533	(130)	(2,062)	—	(72,870)	116,577

Net property, plant and equipment	3,775,076	53,883	(868,782)	(7,105)	(155,881)	—	2,797,191

(1)	Amounts transferred to the account line Generation concession assets, for the Jaguara and Miranda Plants, (more details in Note 4) and to Financial assets of the concession, for the Volta Grande Plant (more details in Note 13).

Consolidated R$ ’000	Balance at Dec. 31, 2015	Addition	Written off	Depreciation	Transfers / capitalizations	Balance at Sep. 30, 2016
In service
Land	278,609	—	(351)	(2,248)	89	276,099
Reservoirs, dams and watercourses	1,830,045	—	(3)	(74,450)	26,852	1,782,444
Buildings, works and improvements	437,311	—	(697)	(17,823)	4,348	423,139
Machinery and equipment	1,192,099	—	(23,128)	(76,748)	83,647	1,175,870
Vehicles	8,082	—	(58)	(1,943)	(1,518)	4,563
Furniture and utensils	4,473	—	(1)	(240)	(713)	3,519

	3,750,619	—	(24,238)	(173,452)	112,705	3,665,634

Under construction	189,704	61,332	(6,237)	—	(112,279)	132,520

Net property, plant and equipment	3,940,323	61,332	(30,475)	(173,452)	426	3,798,154

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The average annual depreciation rate for the year 2017 is 3.51% (3.39% in 2016). By activity, the average annual depreciation rates are:

Hydroelectric generation	Thermal generation	Management and other	Telecoms
3.30%	3.85%	10.04%	4.61%

The Company has not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the Concession-granting power shall determine the amount to be indemnified to the Company and its subsidiaries. Management believes that the indemnity of these assets will be greater than the amount of: their historic cost after depreciation over their useful lives.

Under the Brazilian regulatory framework Aneel, the regulator, is responsible for establishing the useful economic life of the generation and transmission assets in the electricity sector, and for periodically reviewing the estimates. The rates established by Aneel are used in the processes of reviewing tariff rates and calculating of the indemnity due at the end of the concession period, and are recognized as a reasonable estimate of the useful life of the assets of the concession. Thus, these rates were used as the basis for depreciation of the Company’s property, plant, and equipment assets.

The residual value of the assets is the remaining balance of the assets at the end of the concession. As established in the contract signed between the Company, and its subsidiaries, and the Nation, at the end of the concession the assets will revert to the Nation, which in turn will indemnify the Company for those assets that have not yet been totally depreciated. In cases where there is no indemnity, or there is uncertainty related to the indemnity, at the end of the concession, such as thermal generation, and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession.

Consortium

Cemig GT is a partner in the electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, the controls being kept in Fixed assets and Intangible assets. Cemig GT’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

Consolidated R$ ’000	Stake in power output, %	Average annual depreciation rate %	Sep. 30, 2017	Dec. 31, 2016
In service
Queimado plant	82.50	3.73	217,061	217,061
Accumulated depreciation			(86,260)	(81,911)

Total in operation			130,801	135,150

Under construction
Queimado plant	82.50	—	233	233

Total under construction			233	233

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17.	INTANGIBLE ASSETS

a)	Composition of the balance at September 30, 2017 and December 31, 2016

Consolidated R$ ’000	Sep. 30, 2017			Dec. 31, 2016
	Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11,749	(1,820)	9,929	11,749	(1,315)	10,434
Paid concession	19,169	(11,082)	8,087	19,169	(10,572)	8,597
Assets of concession	17,388,860	(7,437,712)	9,951,148	16,287,763	(7,039,840)	9,247,923
Other	79,171	(63,832)	15,339	76,864	(59,434)	17,430

	17,498,949	(7,514,446)	9,984,503	16,395,545	(7,111,161)	9,284,384

Under construction	1,073,182	—	1,073,182	1,535,296	—	1,535,296

Net intangible assets	18,572,131	(7,514,446)	11,057,685	17,930,841	(7,111,161)	10,819,680

Holding company R$ ’000	Average amortization rate	Sep. 30, 2017			Dec. 31, 2016
		Historic cost	Accumulated amortization	Residual value	Historic cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	20%	3,789	(3,724)	65	3,789	(3,649)	140
Brands and patents	10%	9	(7)	2	9	(7)	2

		3,798	(3,731)	67	3,798	(3,656)	142

Under construction		1,710	—	1,710	1,710	—	1,710

Net intangible assets		5,508	(3,731)	1,777	5,508	(3,656)	1,852

b)	Changes in Intangible assets

Consolidated R$ ’000	Balance at Dec. 31, 2016	Addition	Write-off of ‘Special Obligations’	Jaguara, Volta Grande and Miranda Plants	Written off	Amortization	Transfer (1)	Balance at Sep. 30, 2017
In service
Useful life defined
Temporary easements	10,434	—	—	—	—	(505)	—	9,929
Paid concession	8,597	—	—	—	—	(510)	—	8,087
Assets of concession	9,247,923	—	17,069	—	(5,878)	(455,379)	1,147,413	9,951,148
Other	17,430	—	—	(80)	—	(4,508)	2,497	15,339

	9,284,384	—	17,069	(80)	(5,878)	(460,902)	1,149,910	9,984,503

Under construction	1,535,296	747,868	—	—	(6,820)	—	(1,203,162)	1,073,182

Net intangible assets – Consolidated	10,819,680	747,868	17,069	(80)	(12,698)	(460,902)	(53,252)	11,057,685

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated R$ ’000	Balance at Dec. 31, 2015	Addition	Written off	Amortization	Transfer (1)	Balance at Sep. 30, 2016
In service
Useful life defined
Temporary easements	10,434	—	—	—	—	10,434
Paid concession	9,275	—	—	(509)	—	8,766
Assets of concession	8,965,474	75	(19,501)	(422,948)	613,564	9,136,664
Other	15,290	—	(6,225)	(4,288)	12,810	17,587

	9,000,473	75	(25,726)	(427,745)	626,374	9,173,451

Under construction	1,274,631	899,785	(5,440)	—	(684,024)	1,484,952

Net intangible assets – Consolidated	10,275,104	899,860	(31,166)	(427,745)	(57,650)	10,658,403

(1)	The residual balance of transfer refers to balances transferred to the Financial assets.

The average annual depreciation rate for the year 2017 is 3.81% (4.12% in 2016). The average rates of annual amortization, by activity, set by the legislation for the sector, are:

Hydroelectric generation	Thermal generation	Distribution	Management and other	Telecoms
20.00%	19.35%	3.85%	23.29%	11.56%

The Company has found no indications of impairment of its intangible assets that have defined useful lives. The Company has no intangible assets with non-defined useful life. Among the additions made in the nine-month period ended in September 30, 2017, in the amount of R$747.868, is included R$ 56,851 (R$ 120,398 in 9M16) under the heading Capitalized Financial Costs, as presented in Note 20.

18.	SUPPLIERS

R$ ’000	Consolidated
	9M17	9M16
Electricity on spot market – CCEE	237,732	167,860
Charges for use of electricity network	156,323	78,407
Electricity purchased for resale	1,037,427	676,563
Itaipu Binacional	246,453	206,827
Gas bought for resale	216,954	461,589
Materials and services	291,559	348,347

	2,186,448	1,939,593

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19.	TAXES, INCOME TAX AND SOCIAL CONTRIBUTION TAX

a)	Taxes

R$’000	Consolidated		Holding company
	9M17	9M16	9M17	9M16
Current
ICMS tax (I)	828,897	501,535	—	—
Cofins tax	93,452	128,030	1,965	32,332
Pasep tax	20,012	27,701	319	6,987
Social security contributions	15,368	24,865	1,869	1,933
Other	26,264	111,456	788	42,382

	983,993	793,587	4,941	83,634
Non-current
Cofins tax (II)	593,296	594,866	—	—
Pasep tax (II)	128,806	129,056	—	—

	722,102	723,922	—	—

	1,706,095	1,517,509	4,941	83,634

(I)	The Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários – PRCT):

During 3Q17 the subsidiaries Cemig D and Cemig GT recognized in their Profit and loss accounts the effects of adhesion to the Minas Gerais State Tax Credits Regularization Plan (PRCT), for settlement of ICMS tax totaling R$ 557,673 and R$ 29,951, respectively.

The main tax issue that led to the decision of Cemig D to subscribe to the PRCT relates to ICMS tax on the CDE subvention over the period January 2013 to October 2016, and also the classification of residential condominiums in the commercial category, which has a different ICMS rate, generating disagreement with the tax authority on interpretation, over the period 2013 to 2015. The amount of ICMS claimed from Cemig D will be settled, under the PRCT, in six installments, with value updated at 50% of the Selic rate and a reduction of 90% on fine and interests. The first instalment, of R$ 93,539, was settled on October 31, 2017.

The issue that led to Cemig GT adopting the PRCT relates to ICMS tax on transfers of power supply received from a consortium, where there was a difference in understanding between the Company and the tax authority in relation to the moment of payment. The amount claimed from Cemig GT, under the PRCT, was R$ 29,951, and was settled in full on October 31, 2017 and represented a reduction of 95% on fine and interests.

(II)	The non-current obligations for Pasep and Cofins taxes refer to the legal proceedings challenging the constitutionality of inclusion of the ICMS tax as part of the taxable amount for calculation of the amounts of Pasep and Cofins taxes payable, and seeking authorization to offset the amounts paid over the last ten years. The Company and its subsidiaries Cemig D (Distribution) and Cemig GT (Generation and Transmission) obtained interim relief from the court allowing them not to make the payment, and authorizing payment through court deposits (starting in 2008), and maintained this procedure until July 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

(III)	On March 15, 2017, the Federal Supreme Court (Supremo Tribunal Federal, or STF) issued a ruling, with the status of general precedent (‘repercussão geral’) governing all similar cases, in favor of the Company’s argument. The Company and its subsidiaries await the results of any changes arising from the decision by the Supreme Court before measuring these effects and reflecting them in its financial statements.

b)	Income tax and Social Contribution tax

R$’000	Consolidated
	9M17	9M16
Current
Income tax	73,762	18,381
Social contribution tax	25,922	8,485

	99,684	26,866

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20.	LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated

				September 30, 2017			Dec. 31, 2016
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1)	2024	Various	US$	3,021	20,169	23,190	23,049
KfW	2019	1,78	Euros	3,967	2,162	6,129	7,416

Debt in foreign currency				6,988	22,331	29,319	30,465
BRAZILIAN CURRENCY
Banco do Brasil	2017	108.33% of the CDI Rate	R$	—	—	—	72,242
Banco do Brasil	2017	108.00% of CDI	R$	153,650	—	153,650	150,683
Banco do Brasil	2018	112.00% of CDI Rate	R$	295,581	270,000	565,581	554,748
Banco do Brasil	2017	111.00% of CDI	R$	—	—	—	50,308
Banco do Brasil	2020	114.00% of the CDI Rate	R$	185,319	329,144	514,463	501,352
Banco do Brasil	2018	132.90% of CDI	R$	290,442	149,317	439,759	583,043
BNDES	2026	TJLP+2.34%	R$	8,065	61,361	69,426	74,095
Caixa Econômica Federal	2018	119.00% of CDI	R$	33,407	—	33,407	108,792
Caixa Econômica Federal	2020	132.14% of CDI	R$	272,631	411,457	684,088	681,417
Eletrobras	2023	UFIR; RGR + 6.00 to 8.00%	R$	16,886	37,449	54,335	68,043
Large consumers	2024	Various	R$	1,860	2,305	4,165	6,317
Finep	2018	TJLP + 5% and TJLP + 8%	R$	3,145	—	3,145	5,505
Pipoca Consortium	2018	IPCA	R$	185	—	185	185
Promissory Notes – 7th Issue	2017	128.00% of CDI	R$	588,319	—	588,319	667,143
Banco da Amazônia S.A.	2018	CDI + 1.90%	R$	13,786	119,961	133,747	121,601
Sonda (4)	2021	110% of CDI	R$	50,482	40,904	91,386	83,238
(–) FIC Pampulha: Securities of subsidiary companies (6)				(49,936)	—	(49,936)	—

Debt in Brazilian currency				1,863,822	1,421,898	3,285,720	3,728,712

Total of loans and financings				1,870,810	1,444,229	3,315,039	3,759,177

Debentures – 3rd Issue, 1st series (2)	2017	CDI Rate + 0.90%	R$	—	—	—	543,208
Debentures – 3rd Issue, 2nd series (2)	2019	IPCA + 6.00%	R$	152,272	141,923	294,195	293,122
Debentures – 3rd Issue, 3rd series (2)	2022	IPCA + 6.20%	R$	35,809	950,808	986,617	983,506
Debentures – 5th Issue, 1st series (2)	2018	CDI + 1.70%	R$	844,159	700,000	1,544,159	1,411,295
Debentures – 6th Issue, 1st series (2)	2018	CDI + 1.60%	R$	495,573	—	495,573	1,037,973
Debentures – 6th Issue, 2nd series (2)	2020	IPCA +8.07%	R$	475	30,658	31,133	31,117
Debentures – 7th Issue, 1st series (2)	2021	140.00% of CDI Rate	R$	(5,042)	2,210,853	2,205,811	2,196,841
Debentures, 2nd Issue (3)	2017	IPCA + 7.96%	R$	253,769	—	253,769	235,136
Debentures – 3rd Issue, 2nd Series (3)	2021	IPCA + 4.70%	R$	41,685	1,464,025	1,505,710	1,495,108
Debentures – 3rd Issue, 3rd Series (3)	2025	IPCA + 5.10%	R$	27,041	873,250	900,291	894,918
Debentures – 3rd Issue, 1st series (3)	2018	CDI + 0.69%	R$	438,571	—	438,571	463,880
Debentures, 4th Issue (3)	2018	CDI + 4.05%	R$	988,160	804,371	1,792,531	1,597,690
Debentures (5)	2018	CDI + 1.60%	R$	412	100,000	100,412	100,629
Debentures (5)	2018	CDI + 0.74%	R$	33,351	—	33,351	66,706
Debentures (5)	2022	TJLP+1.82% (75%); Selic+1.82% (25%)	R$	27,593	129,963	157,556	133,502
Debentures (4)	2019	128.50% of CDI	R$	8,605	17,887	26,492	—
(–) FIC Pampulha: Securities of subsidiary companies (6)				(13,772)	(11,863)	(25,635)	(64,528)

Total, debentures				3,328,661	7,411,875	10,740,536	11,420,103

Overall total – Consolidated				5,199,471	8,856,104	14,055,575	15,179,280

(1)	Net balance of the Restructured Debt comprising the bonds at par and discounted, with balance of R$ 144,396, less the amounts given as Deposits in guarantee, with balance of R$ 121,206. Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão
(3)	Cemig Distribuição
(4)	CemigTelecom
(5)	Gasmig;
(6)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. For more information and characteristics of the fund, see Note 27.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees

The debtor balance of loans and financings is guaranteed as follows:

R$ ’000	Sep. 30, 2017
Promissory Notes and Sureties	10,310,897
Receivables	1,399,655
Shares	1,947,197
Without guarantee	397,826

TOTAL	14,055,575

The composition of loans, financings and debentures, by currency and indexor, with the respective amortization, is as follows:

Consolidated R$ ’000	2017	2018	2019	2020	2021	2022	2023	After 2023	Total
Currency
US dollar	3,021	—	—	—	—	—	—	20,169	23,190
Euros	1,997	3,939	193	—	—	—	—	—	6,129

Total, currency denominated	5,018	3,939	193	—	—	—	—	20,169	29,319

Indexors
IPCA index (1)	369,476	141,642	640,175	812,065	811,619	541,688	218,379	436,856	3,971,900
Ufir / RGR (2)	4,806	16,357	12,912	11,210	3,407	3,264	2,379	—	54,335
CDI Rate (3)	3,197,710	3,694,695	1,163,134	951,657	758,533	—	—	—	9,765,729
URTJ / TJLP (4)	7,609	40,809	38,455	38,647	38,202	38,336	7,833	20,236	230,127
IGP–DI (5)	1,486	375	377	603	54	508	508	254	4,165

Total governed by indexors	3,581,087	3,893,878	1,855,053	1,814,182	1,611,815	583,796	229,099	457,346	14,026,256

Overall total	3,586,105	3,897,817	1,855,246	1,814,182	1,611,815	583,796	229,099	477,515	14,055,575

(1)	Expanded National Consumer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General – Domestic Availability’) Price Index.

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

Currency	Accumulated variation in 9M17, %	Accumulated variation in 9M16, %	Indexor	Accumulated variation in 9M17, %	Accumulated variation in 9M16, %
US dollar	(2.80)	(16.87)	IPCA	1.78	5.51
Euros	8.86	(14.16)	CDI	8.03	10.42

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Changes in loans, financings and debentures were as follows:

R$’000	Consolidated
Balance on December 31, 2015	15,166,537
Loans and financings obtained	2,933,271
Transaction costs	(74,627)

Financings obtained net of transaction costs	2,858,644
Monetary and exchange rate variation	216,243
Borrowing costs provisioned	1,504,865
Amortization of transaction cost	47,471
Borrowing costs paid	(1,320,119)
Amortization of financings	(2,106,248)
Subtotal	16,368,031
(–) FIC Pampulha: Securities of subsidiary companies	(98,980)

Balance at September 30, 2016	16,269,051

Balance at December 31, 2016	15,179,280
Loans and financings obtained	60,870
Transaction costs	(762)

Financings obtained net of transaction costs	60,108
Monetary and exchange rate variation	73,833
Borrowing costs provisioned	1,217,735
Amortization of transaction cost	41,090
Borrowing costs paid	(998,967)
Amortization of financings	(1,506,459)
Subtotal	14,066,620

(–) FIC Pampulha: Securities of subsidiary companies	(11,045)

Balance at September 30, 2017	14,055,575

Borrowing costs capitalized

The subsidiaries transferred to Intangible assets the costs of loans and financings linked to works, as follows:

R$’000	9M17	9M16
Costs of loans and financings	1,217,735	1,504,865
Financial costs transferred to Intangible assets	(56,851)	(120,398)

Net effect in Profit or loss	1,160,884	1,384,467

The value of the charges capitalized, R$ 56,851 (R$ 120,398 in 2016), has been excluded from the Statement of cash flows, in the additions to Cash flow from investment activities, because it does not represent an outflow of cash for acquisition of the related asset.

The average rate applied to capitalization of the loans and financings whose costs were transferred to works was 11.07% in 9M17 – and 13.13% in 9M16.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Funding raised

This table shows the funding raised, on Consolidated basis, in 9M17:

Financing source	Signature date	Principal maturity	Annual financial cost, %	Amount(*) R$ ’000
Brazilian currency
Debentures (1)	November 4,2013	2022	CDI + 0.74%	33,870
Debentures (2)	April 22, 2017	2019	128.50% of CDI	26,238

Total raised				60,108

*	Net of funding cost.
(1)	Subscription by BNDESPar of Gasmig’s fourth Debenture Issue, in June 2017, to support the plan for investment in expansion of the gas distribution network.
(2)	Cemig Telecom completed its second issue of non-convertible debentures in May 2017 with real guarantees and additional surety, in a single series, to roll over debt and strengthen cash position.

Debentures

The debentures issued by the Company’s subsidiaries are not convertible into shares, and have the following characteristics:

Issuer	Type of guarantee	Annual cost, %	Maturity	Sep. 30, 2017	Dec. 31, 2016
Cemig GT – 3rd Issue – 1st Series	Unsecured	CDI Rate + 0.90%	2017	—	543.208
Cemig GT – 3rd Issue – 2nd Series	Unsecured	IPCA + 6.00%	2019	294.195	293.122
Cemig GT – 3rd Issue – 3rd Series	Unsecured	IPCA + 6.20%	2022	986.617	983.506
Cemig GT – 5th Issue, 1st Series	Unsecured	CDI + 1.70%	2018	1.544.159	1.411.295
Cemig D – 6th Issue – 1st Series	Surety	CDI + 1.60%	2018	495.573	1.037.973
Cemig D – 6th Issue – 2nd Series	Surety	IPCA +8.07%	2020	31.133	31.117
Cemig GT – 7th Issue – 1st Series	Receivables (Revenue)	140.00% of CDI Rate	2021	2.205.811	2.196.841
Cemig D – 2nd Issue	None	IPCA + 7.96%	2017	253.769	235.136
Cemig D – 3rd Issue – 2nd Series	Surety	IPCA + 4.70%	2021	1.505.710	1.495.108
Cemig D – 3rd Issue – 3rd Series	Surety	IPCA + 5.10%	2025	900.291	894.918
Cemig D – 3rd Issue – 1st Series	Surety	CDI + 0.69%	2018	438.571	463.880
Cemig D – 4th Issue	Surety	CDI + 4.05%	2018	1.792.531	1.597.690
Gasmig	Unsecured	CDI + 1.60%	2018	100.412	100.629
Gasmig	Unsecured	CDI + 0.74%	2018	33.351	66.706
Gasmig	Unsecured	TJLP+1.82% (75%); Selic+1.82% (25%)	2022	157.556	133.502
CemigTelecom	Receivables	128.50% of CDI	2019	26.492	—

Subtotal				10.766.171	11.484.631

(–) FIC Pampulha: Securities of subsidiary companies				(25.635)	(64.528)

TOTAL				10.740.536	11.420.103

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

For the debentures issued by the Company, there are no renegotiation clauses, nor debentures held in treasury. There is an early maturity clause for cross-default in the event of non-payment of any pecuniary obligation with individual or aggregate value greater than R$ 50 million.

Restrictive covenants

The Company has contracts with covenants linked to financial indices, as follows:

Title	Parameter	Issuer ratio required	Ratio required Cemig (guarantor)	Required compliance frequency
BNDES financing – Cemig GT (1)	Stockholders’ equity of Guarantor / Total assets of Guarantor	—	30% or more	Annual
Banco do Brasil Credit Note and fixed credit line – Cemig GT (2)	Net debt / (Ebitda + Dividends received)	Maximum: 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021-	Maximum: 4.5. in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly, from December 2017
7th debenture issue – Cemig GT (3)	Net debt / (Ebitda + Dividends received)	Maximum: 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	Maximum: 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly, from June 2017
Debentures (Gasmig) (4)	Total liabilities / Total assets Ebitda / Debt servicing	Less than 0.6 1.3 or more	—	Annual

(1)	If the Company does not achieve the required ratio, it will have six months from the end of the business year in which the ratio was found, to:
(i)	constitute real guarantees which in the assessment of the BNDES represent 130.00% of the value of the debtor balance of the contract; or
(ii)	present an interim balance sheet, by a CVM-registered auditor, indicating return to the index required.
(2)	Through contractual amendments, a further early maturity clause was added to Cemig GT’s Bank Credit Notes and Fixed Credit Line with Banco do Brasil S.A., requiring compliance with a financial ratio similar to that demanded by the 7th Debenture Issue.
(3)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240,000.
(4)	If Gasmig does not achieve the required ratio, Cemig shall, within 120 days from the sate of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

The covenant requiring half-yearly compliance relating to the financial ratio for GT (issuer) and Cemig (guarantor) was complied with on June 30, 2017.

The covenants requiring compliance annually were complied with on December 31, 2016.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21.	REGULATORY CHARGES

R$ ’000	Consolidated
	9M17	9M16
Current assets
Credits owed by Eletrobras (1)	—	48,379

	—	48,379

Liabilities
Global Reversion Reserve (RGR)	46,217	34,659
Energy Development Account (CDE)	180,823	189,330
Aneel inspection charge	2,171	2,877
Energy Efficiency	337,251	287,571
Research and development	271,228	233,560
Energy System Expansion Research	1,419	2,724
National Scientific and Technological Development Fund	2,546	5,146
Proinfa – Alternative Energy Program	6,778	7,720
Royalties for use of water resources	16,244	23,404
Emergency capacity charge	30,996	30,996
Consumer charges – ‘Flag Tariff’ amounts	16	17,224

	895,689	835,211

Current liabilities	351,246	380,586
Non-current liabilities	544,443	454,625

(1)	Cemig GT requested from Aneel a review of the amounts paid for the RGR Contribution in previous business years, due to the basis of calculation used at the time for calculation of the charge. Cemig GT recognized the right to recover the amount paid in excess, to be offset against RGR payable, only after the conclusion, in 2016, of a judgment by Aneel, as per Aneel Technical Note 162/2016, which accepted Cemig GT’s claim. On September 30, 2017 the RGR payable is presented net of the remaining balance receivable, of R$ 15,073.

22.	POST-RETIREMENT OBLIGATIONS

Changes in net liabilities were as follows:

Holding company R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2015	199,183	74,034	1,958	28,016	303,191

Expense recognized in Profit and loss account	20,817	7,604	206	2,831	31,458
Contributions paid	(4,664)	(4,172)	(104)	(536)	(9,476)

Net liabilities on September 30, 2016	215,336	77,466	2,060	30,311	325,173

Net liabilities on December 31, 2016	257,933	95,655	2,452	41,424	397,464

Expense recognized in Profit and loss account	20,338	7,828	207	3,490	31,863
Contributions paid	(5,838)	(4,898)	(118)	(278)	(11,132)

Net liabilities on September 30, 2017	272,433	98,585	2,541	44,636	418,195

				30/09/2017	31/12/2016

Current liabilities				12,584	11,143
Non-current liabilities				405,611	386,321

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated R$ ’000	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2015	1,346,388	1,323,516	30,090	553,377	3,253,371

Expense recognized in Profit and loss account	139,289	136,805	3,111	56,160	335,365
Contributions paid	(94,770)	(68,034)	(1,681)	(9,246)	(173,731)

Net liabilities on September 30, 2016	1,390,907	1,392,287	31,520	600,291	3,415,005

Net liabilities on December 31, 2016	1,679,154	1,710,787	37,549	813,921	4,241,411

Expense recognized in Profit and loss account	130,471	141,947	3,128	66,472	342,018
Contributions paid	(118,638)	(76,868)	(1,816)	(5,768)	(203,090)

Net liabilities on September 30, 2017	1,690,987	1,775,866	38,861	874,625	4,380,339

				30/09/2017	31/12/2016

Current liabilities				224,137	198,867
Non-current liabilities				4,156,202	4,042,544

The amounts recorded as Current liabilities refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months for amortization of the actuarial liabilities.

The amounts reported as expenses in the Consolidated profit and loss account refer to the tranches of post-employment obligations, totaling R$ 293,617 (R$ 248,583 for 9M16), plus the financial costs and monetary updating on the debt agreed with Forluz, in the amount of R$ 48,401 (R$ 86,782 in 9M16).

Contract for solution to the deficit on Forluz Pension Plan ‘A’

In May 2017 Forluz and the sponsors Cemig, Cemig GT and Cemig D signed an Instrument of Assumption of Debt for Coverage of Deficit in accordance with the deficit solution plan for Plan A (the Retirement Benefits Balances Plan) approved by the Governing Council of Forluz on December 15, 2016.

On September 30, 2017 the total amount payable by Cemig and its subsidiaries as a result of the deficit found in Plan A is R$ 284,166, with monthly amortizations up to June 2031, calculated by the system of constant installments (known as the ‘Price Table’).

Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Consumer Price) index published by the IBGE.

If the plan reaches actuarial balance before the full period of amortization of the contract, the Company is dispensed from payment of the remaining installments and the contract is extinguished.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

23.	PROVISIONS

The Company and its subsidiaries are parties in certain legal and administrative proceedings before various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

The Company and its subsidiaries have made provisions as follows for contingencies relating to legal actions in which the Company and its legal advisors have assessed the chances of loss as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary):

R$’000	Consolidated
	Dec. 31, 2016	Additions	Reversals	Settled	Sep. 30, 2017
Employment-law cases	349,273	191,670	(3,657)	(47,727)	489,559
Civil cases
Consumer relations	14,741	11,856	(1,320)	(11,855)	13,422
Other civil actions	40,443	7,844	(238)	(4,274)	43,775

	55,184	19,700	(1,558)	(16,129)	57,197

Tax	69,922	6,033	(3,632)	(588)	71,735
Environmental	39	4	—	—	43
Regulatory	43,100	2,833	(13,811)	(766)	31,356
Corporate	239,445	—	(239,445)	—	—
Other	58,054	8,863	—	(2,834)	64,083

Total	815,017	229,103	(262,103)	(68,044)	713,973

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

R$’000	Consolidated
	Dec. 31, 2015	Additions	Reversals	Settled	Sep. 30, 2016
Employment-law cases	289,841	73,343	(3,380)	(34,613)	325,191
Civil cases
Consumer relations	17,378	12,900	(490)	(10,860)	18,928
Other civil actions	28,792	16,398	(76)	(3,461)	41,653

	46,170	29,298	(566)	(14,321)	60,581
Tax	69,014	3,832	(1,216)	(763)	70,867
Environmental	60	38	(59)	(1)	38
Regulatory	45,180	5,475	(1,611)	(1,995)	47,049
Corporate	268,953	—	(29,502)	—	239,451
Other	35,355	33,133	(4,038)	(7,359)	57,091

Total	754,573	145,119	(40,372)	(59,052)	800,268

R$’000	Holding company
	Dec. 31, 2016	Additions	Reversals	Settled	Sep. 30, 2017
Employment-law cases	34,928	15,569	(3,016)	(6,039)	41,442
Civil cases					—
Consumer relations	1,435	8	(26)	(8)	1,409
Other civil actions	3,238	771	(31)	(44)	3,934

	4,673	779	(57)	(52)	5,343
Tax	8,869	4,170	(2,817)	(255)	9,967
Regulatory	21,614	—	(4,241)	—	17,373
Corporate	239,445	—	(239,445)	—	—
Other	466	714	(1)	(45)	1,134

Total	309,995	21,232	(249,577)	(6,391)	75,259

R$’000	Holding company
	Dec. 31, 2015	Additions	Reversals	Settled	Sep. 30, 2016
Employment-law cases	29,169	11,463	—	(5,578)	35,054
Civil cases
Consumer relations	3,294	5	(491)	—	2,808
Other civil actions	1,289	2,208	(75)	(45)	3,377

	4,583	2,213	(566)	(45)	6,185
Tax	10,306	1,283	(1,078)	(681)	9,830
Regulatory	21,696	1,157	(1,611)	(89)	21,153
Corporate	268,953	—	(29,502)		239,451
Other	427	87	(1)	(24)	489

Total	335,134	16,203	(32,758)	(6,417)	312,162

In view of the long periods involved in, and the manner of working of, the Brazilian judiciary, tax and regulatory systems, the managements of the Company and its subsidiaries believe that it is not possible in practice to supply information that would be useful to the users of these interim financial statements about the time when any cash outflows, or any reimbursements, might take place in fact. The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the Company’s result of operations or financial position.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The details on the principal provisions and contingent liabilities are given below, these being the best estimates of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and Contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’.

Employment-law cases

The Company and its subsidiaries are parties in various legal actions brought by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of these contingencies is approximately R$ 1,556,075 (R$ 1,543,946 on December 31, 2016), of which R$ 489,559 (R$ 349,273 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Consumer relations

The Company and its subsidiaries are parties in various civil actions relating to indemnity for pain and suffering and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 38,765 (R$ 33,178 on December 31, 2016), of which R$ 13,422$(R$ 14,741 on December 31, 2016) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil cases

Cemig and its subsidiaries are parties in various civil actions claiming indemnity for pain and suffering and for material damages, among others, arising from incidents occurring in the normal course of business, in the amount of R$ 241,156 (R$ 227,043 on December 31, 2016), of which R$ 43,775 (R$ 40,443 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company and its subsidiaries are parties in numerous administrative and court actions relating to taxes, including, among other matters, subjects relating to the ICMS (Value Added) tax on goods and services; the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution Tax (Contribuição Social sobre o Lucro Líquido, or CSLL); and applications to stay execution on tax matters. The aggregate amount of the contingency is approximately R$ 338,287 (R$ 295,373 on December 31, 2016), of which R$ 71,735 (R$ 69,922 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 14,312 (R$ 34,031 on December 31, 2016), of which R$ 43 (R$ 39 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are parties in numerous administrative and court proceedings, challenging, principally:(i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of electricity; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$ 242,386 (R$ 235,886 on December 31, 2016), of which R$ 31,356 (R$ 43,100 on December 31, 2016) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Corporate

Difference of monetary updating on the Advance against Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances against Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the State (Cadin).

In the nine-month period ended on September 30, 2017, the management developed negociations with the State of Minas Gerais and on October 25, 2017, a Debt Recognition Undertaking was signed with the State of Minas Gerais, through its Financial Department, and by Cemig, under which the State undertook to return to the company the total amount deposited, with monetary updating by the IGP-M inflation index. In view of this new situation, the probability of loss was reassessed to ‘remote’ . Therefore, the Company made a reversion provision of R$239,445 considering there is no expectation related to future outflows to settle the obligation that was previously recorded in the future. More details on note 11.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are parties in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount provisioned is R$ 30,808 (R$ 28,389 at December 31, 2016), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal actions

The Company and its subsidiaries are parties in a lawsuit disputing the removal of residents in areas of access to transmission lines or under transmission line towers. The amount provisioned is R$ 23,286 (R$ 21,407 at December 31, 2016), estimated as the likely amount of funds necessary to settle this dispute, based on the opinion of the Company’s legal advisors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In addition to the issues described above, the Company is involved, on plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of its operations, with an estimated total amount of R$ 170,045 (R$ 129,563 on December 31, 2016), of which R$ 9,989 (R$ 8,297 on December 31, 2016) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these actions, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities – for cases in which the chances of loss are assessed as ‘possible’, and the company believes it has arguments of merit for legal defense

Tax and similar charges

The Company and its subsidiaries are parties in numerous administrative and court proceedings in relation to taxes. Below are details of the principal cases:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company paid an indemnity to its employees, totaling R$ 177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax nor Social Security contributions in relation to these amounts because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company decided to apply for However, to avoid the risk of a future fine, the Company decided to apply for orders of mandamus, which permitted payment into Court of R$ 121,834, which updated now represents the amount of R$$265,178 (R$ 255,127 at December 31, 2016). This was posted in Escrow deposits in litigation. The updated amount of the contingency is R$ 307,446 (R$ 290,216 on December 31, 2016) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has brought administrative proceedings under various headings: employee profit shares; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$ 1,689,042 (R$ 1,509,940 on December 31, 2016). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere (the cases mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carryforwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and its subsidiaries are contesting the non-homologation of the amounts offset. The amount of the contingency is R$ 242,839 (R$ 317,032 on December 31, 2016). The Company has assessed the chance of loss as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Corporate tax return (DIPJ) – restitution and offsetting

The Company was a party in an administrative case involving requests for restitution and compensation of credits arising from tax carryforward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for excess payments identified by the corresponding tax payment receipts (DARFs and DCTFs). Due to completion of all appeals in the administrative sphere, an ordinary legal action has been filed, for the approximate total amount of R$ 568,910 (R$ 535,465 on December 31, 2016). The chances of loss in this action are assessed as ‘possible’, due to nullities in the conduct of the administrative proceedings and the understanding that mistaken assumptions were used by the inspectors in the administrative judgment, and also based on analysis of the Company’s argument and documents of proof.

Income tax withheld at source (IRRF) on a capital gain in a stockholding transaction

The federal tax authority issued an infringement notice on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a stockholding transaction relating to the purchase by Parati, and sale, by Enlighted, on July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 209,739 (R$ 197,911 on December 31, 2016). The chance of loss has been assessed as ‘possible’.

The Social Contribution tax on net profit (CSLL)

The federal tax authority issued a tax infringement claim against the Company for the business years 2012 and 2013, alleging undue non-addition, or deduction, by the Company, of amounts relating to the following items in calculating the Social Contribution tax on net profit: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 276,810 (R$ 279,914 on December 31, 2016). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

ICMS (value added) Tax

The tax authority of Minas Gerais state has opened several administrative actions against Cemig D, raising a supposed divergence in the classification, for tax purposes, of certain consumers in the years 2011 through 2015. The amount of this contingency is R$ 88,904 (R$ 82,130 on December 31, 2016). The subsidiary has classified the chance of loss as ‘possible’, because it believes that it has arguments on the merit for defense in the court, and because of the absence of case law precedent.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil actions (class actions) claiming nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimate of the period of time that was used in calculation of the consumption of electricity for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company and its subsidiaries believe they have has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,239,409 (R$ 1,304,705 on December 31, 2015). The Company has assessed the chances of loss in this action as ‘possible’, due to the Consumer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Accounting of electricity sale transactions in the Electricity Trading Chamber (CCEE)

In an action dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Electricity Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing, in 2001-2. It obtained an interim judgment in its favor in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch 288 of 2002. This was to be put into effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, referring to the expense on purchase of electricity in the spot market on the CCEE, in the approximate amount of R$ 279,904 (R$ 263,847 on December 31, 2016). On November 9, 2008 Cemig GT obtained an interim remedy in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which it has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between Free Consumers and Distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which Cemig GT is a member, obtained an interim court remedy suspending the effects of Articles 2 and 3 of CNPE Resolution 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim remedy, the CCEE carried out the financial settlement for transactions in April through December 2013 using the criteria prior to the said Resolution. As a result, Cemig GT recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of CNPE Resolution 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim remedy granted in favor of its members, which include Cemig GT and its subsidiaries. This decision was the subject of an appeal, distributed to the 7th Panel of the Regional Federal Court (Tribunal Federal Regional, or TRF) of the 1st Region, in which judgment is awaited.

The amount of the contingency is approximately R$ 195,280 (R$ 182,232 on December 31, 2016). In spite of the successful judgment at first instance, the Association’s legal advisers still considered the chances of loss in this contingency as ‘possible’. The Company agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the federal government.

Tariff increases

Exclusion of consumers inscribed as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of consumers from classification in the Low-income Residential Tariff sub-category, requesting an order for Cemig D to pay 200% of the amount allegedly paid in excess by consumers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 268,489 (R$ 253,731 on December 31, 2016). Cemig D has classified the chances of loss as ‘possible’ due to other favorable judgments on this theme.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Periodic Tariff Adjustment – Neutrality of ‘Portion A’

The Municipal Association for Protection of the Consumer and the Environment (Associação Municipal de Proteção ao Consumidor e ao Meio Ambiente, or Amprocom) filed a class action against Cemig D and Aneel, requiring identification of all consumers allegedly damaged in the processes of Periodic Review and Annual Adjustment of tariffs in the period 2002 to 2009, and restitution, through credits on electricity bills, of any amounts unduly charged arising from non-inclusion in the distributor’s non-manageable costs components (‘Portion A’ costs) of the impact of future variations in consumer electricity demand, and the allegedly undue inclusion of these gains in the distributor’s manageable costs (‘Portion B’ costs), causing economic/financial imbalance of the contract. This is an action that could affect all distribution concession holders, which could thus lead to a new Electricity Sector Agreement.

As a result of a judgment being given in favor of Cemig D, and no appeal being made against that decision, the case has been written off (on December 31, 2016 the amount of the action was R$ 316,675).

Environmental issues

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring the Company to invest at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisors management has classified the chance of loss as ‘possible’. The amount of the contingency is R$ 127,358 (R$ 112,704 on December 31, 2016).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisors in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 77,372 (R$ 73,169 on December 31, 2016).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is a party in an administrative proceeding before the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 395,797 (R$ 390,307 on December 31, 2016), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais, the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Contractual imbalance

Cemig D is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz para Todos (‘Light for Everyone’). The estimated amount is R$ 253,279 (R$ 236,703 on December 31, 2016). No provision has been made. Cemig D has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Parent company is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 77,176 (R$ 71,396 on December 31, 2016). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

Cemig D is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 26,011 (R$ 25,650 on December 31, 2016). No provision has been made. Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Alteration of the monetary updating index of employment-law cases

The Higher Employment-Law Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that employment-law debts in actions not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Consumer Price Index), rather than of the TR reference interest rate. On October 16, 2015 an interim injunction was given by the STF that suspended the effects of the TST decision, on the grounds that decisions on matters of general constitutional importance should be decided exclusively by the STF.

The estimated value of the difference between the monetary updating indices of the employment-law cases is R$ 174,351 (R$ 175,839 on December 31, 2016). No additional provision has been made, since the Company and its subsidiaries, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the STF, and of there being no established case law, nor analysis by legal writers on the subject after the injunction given by the Federal Supreme Court.

24.	EQUITY AND REMUNERATION TO STOCKHOLDERS

The Company’s registered share capital on September 30, 2017 is R$ 6,294,208, in 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00.

Profit (loss) per share

The number of shares used in the calculation of basic and diluted profit (loss) per share is as follows:

Number of shares	9M17	9M16	3Q17	3Q16
Common shares	420,764,708	420,764,708	420,764,708	420,764,708
Preferred shares	838,076,946	838,076,946	838,076,946	838,076,946

	1,258,841,654	1,258,841,654	1,258,841,654	1,258,841,654
Shares in treasury	(560,718)	(560,718)	(560,718)	(560,718)

Total	1,258,280,936	1,258,280,936	1,258,280,936	1,258,280,936

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The following is the calculation of the basic and diluted profit per share:

	9M17	9M16	3Q17	3Q16
Net profit (loss) (A)	397,182	640,833	(83,666)	433,502
Total number of shares (B)	1,258,280,936	1,258,280,936	1,258,280,936	1,258,280,936

Basic and diluted profit (loss) per share (A/B) – R$	0.32	0.51	(0.06)	0.34

The purchase and sale options of investments described in Note 14 could potentially dilute basic profit per share in the future; however, they have not caused dilution of profit per share in the periods presented here.

Equity valuation adjustments

Equity valuation adjustments R$ ’000	Consolidated
	Sep. 30, 2017	Dec. 31, 2016
Adjustments to actuarial liabilities – Employee benefits – Parent company	(169,719)	(169,719)
Other comprehensive income in subsidiary and jointly-controlled entity
Deemed cost of PP&E	641,414	685,339
Variation in the fair value of a financial asset available for sale in a jointly-controlled entity	140	38,273
Cumulative translation adjustments	397	398
Adjustments to actuarial liabilities – Employee benefits	(1,048,192)	(1,042,663)
Cash flow hedge instruments	87	87

	(406,154)	(318,566)

Equity valuation adjustments	(575,873)	(488,285)

Reserves

The account lines Capital reserves and Profit reserves are made up as follows:

Capital reserves and shares in Treasury R$ ’000	Sep. 30, 2017	Dec. 31, 2016
Investment-related subsidies	1,856,628	1,856,628
Goodwill on issuance of shares	69,230	69,230
Monetary updating of capital	7	7
Shares in treasury	(1,362)	(1,362)

	1,924,503	1,924,503

The Reserve for investment-related donations and subsidies basically refers to the compensation by the federal government for the difference between the profitability obtained by Cemig up to March 1993 and the minimum return guaranteed by the legislation in effect at the time.

The reserve for treasury shares refers to the pass-through by Finor of shares arising from funds applied in Cemig projects in the area covered by Sudene (the development agency for the Northeast) under tax incentive programs.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Profit reserves R$ ’000	Sep. 30, 2017	Dec. 31, 2016
Legal Reserve	853,018	853,018
Reserve under the by-laws	57,214	57,214
Retained Earnings reserve	2,812,943	2,812,943
Tax incentives reserve	56,834	56,834
Reserve for obligatory dividends not distributed	1,419,846	1,419,846

	5,199,855	5,199,855

Legal reserve

Constitution of the Legal Reserve is obligatory, up to the limits established by law. The purpose of the Reserve is to ensure the security of the share capital, its use being allowed only for offsetting of losses or increase in the share capital. The Company did not deposit in the Legal Reserve in 2013 due to its having reached its legal limit.

Reserve under the by-laws

The Reserve under the By-laws is for future payment of extraordinary dividends, in accordance with Clause 28 of the by-laws.

Retained Earnings reserve

The Retained Earnings reserve refers to profits not distributed in prior years, to guarantee execution of the Company’s Investment Program, and amortizations of loans and financings. The retentions are supported by capital budgets approved by the Board of Directors in the periods in question.

Reserve for obligatory dividends not distributed

Sep. 30, 2017
Dividends withheld, arising from the profit for 2015	622,530
Dividends withheld, arising from the profit for 2014	797,316

1,419,846

These dividends were retained in Stockholders’ equity, in the business years 2015 and 2014, in the account Reserve for obligatory dividends not distributed; and as per the proposal approved in the Annual General Meetings of 2016 and 2015, the dividends retained will be paid as soon as the Company’s financial situation permits.

Tax incentives reserve

The federal tax authority (Receita Federal) recognized the Company’s right to reduction of 75% in income tax, including the tax paid at the additional rate, calculated on the basis of the operating profit in the region of Sudene (the Development Agency for the Northeast), for 10 years starting in 2014. The amount of the Tax incentives reserve on September 30, 2017 was R$ 56,834. This reserve cannot be used for payment of dividends.

Interest on capital and dividends

On June 27, 2017, the Company paid dividends and interest on capital in the amount of R$270,261 that were aproved on Ordinary and extraordinary shareholders meetings held on May 12, 2017. On September 30, 2017 remained the balance of R$196,302 to be paid.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25.	REVENUE

R$ ’000	Consolidated
	9M17	9M16
Revenue from supply of electricity (a)	17,387,754	17,315,733
Revenue from use of the electricity distribution systems (TUSD) (b)	1,230,623	1,348,132
CVA, and Other financial components in tariff increases (c)	148,216	(937,053)
Transmission revenue
Transmission concession revenue (d)	221,422	228,030
Transmission construction revenue (e)	11,226	36,405
Transmission indemnity revenue (g)	295,749	692,211
Generation Indemnity revenue (h)	259,516	—
Distribution construction revenue (e)	725,528	881,450
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession (j)	2,277	6,638
Gain on financial updating of the Concession Grant Fee (f)	240,420	212,185
Transactions in electricity on the CCEE (i)	536,507	138,870
Supply of gas	1,305,636	1,037,126
Other operating revenues (k)	1,097,001	1,080,945
(h) Taxes and charges applied to Revenue	(8,308,094)	(7,933,934)

Net operating revenue	15,153,781	14,106,738

R$’000	Consolidated
	3Q17	3Q16
Revenue from supply of electricity (a)	5,815,621	5,787,568
Revenue from use of the electricity distribution systems (TUSD) (b)	330,147	511,552
CVA, and Other financial components in tariff increases (c)	480,112	(273,498)
Transmission revenue
Transmission concession revenue (d)	43,985	80,261
Transmission construction revenue (e)	4,201	4,771
Transmission indemnity revenue (g)	25,894	99,742
Generation Indemnity revenue (h)	259,516	—
Distribution construction revenue (e)	291,519	329,351
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession (j)	766	1,313
Gain on financial updating of the Concession Grant Fee (f)	89,944	63,491
Transactions in electricity on the CCEE (i)	111,330	87,198
Supply of gas	484,491	339,634
Other operating revenues (k)	379,369	374,093
(h) Taxes and charges applied to Revenue	(3,181,073)	(2,509,870)

Net operating revenue	5,135,822	4,895,606

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a)	Revenue from supply of electricity

This table shows supply of electricity, and revenue from it, by type of consumer:

	MWh (1)		R$ ’000
	9M17	9M16	9M17	9M16
Residential	7,489,980	7,406,095	5,797,313	5,818,783
Industrial	13,162,944	14,541,717	3,633,866	4,042,707
Commercial, Services and Others	5,581,213	4,907,884	3,218,839	3,270,334
Rural	2,769,082	2,699,294	1,203,749	1,073,290
Public authorities	644,621	659,997	389,945	404,713
Public lighting	1,030,199	1,012,312	397,147	395,771
Public services	977,757	930,708	430,943	404,743

Subtotal	31,655,796	32,158,007	15,071,802	15,410,341

Own consumption	26,946	27,614	—	—
Supply not yet invoiced		—	(44,741)	(105,308)

	31,682,742	32,185,621	15,027,061	15,305,033

Wholesale supply to other concession holders (2)	9,167,876	8,813,064	1,289,188	1,884,424
Wholesale supply not yet invoiced, net		—	1,071,505	126,276

Total	40,850,618	40,998,685	17,387,754	17,315,733

	MWh (1)		R$ ’000
	3Q17	3Q16	3Q17	3Q16
Residential	2,456,908	2,389,353	1,878,293	1,859,109
Industrial	4,458,794	5,031,850	1,210,358	1,379,561
Commercial, Services and Others	1,776,377	1,522,936	982,345	985,574
Rural	1,016,897	1,015,555	424,366	394,504
Public authorities	207,967	208,314	120,600	128,652
Public lighting	354,299	338,892	132,691	129,015
Public services	338,415	318,605	144,190	136,068

Subtotal	10,609,657	10,825,505	4,892,843	5,012,483

Own consumption	8,896	8,528	0
Supply not yet invoiced	—	—	-10,305	13,261

	10,618,553	10,834,033	4,882,538	5,025,744

Wholesale supply to other concession holders (2)	3,427,498	3,006,675	401,091	677,340
Wholesale supply not yet invoiced, net	—	—	531,992	84,484

Total	14,046,051	13,840,708	5,815,621	5,787,568

(1)	Information not reviewed by the external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from to management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Revenue from Use of Distribution Systems (the TUSD charge)

A significant part of the large industrial consumers in the concession areas of Cemig D are now ‘Free Consumers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, as well as other generators. When these users became Free Consumers, they began to pay separate charges for use of the distribution network. This line (‘TUSD’) records those charges.

c)	The CVA Account (Portion ‘A’ Costs Variation Compensation Account), and Other financial components, in tariff adjustments

The gains arising from variations in (i) the CVA Account (‘Portion A Costs Variation Compensation Account’), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of non-manageable costs of the subsidiary Cemig D and the payments actually made. The amounts recognized arise from balances constituted in the current period, homologated or to be homologated in tariff adjustment processes. For more information see Note 14.

d)	Transmission Concession revenue

Transmission revenue comprises the amount received from agents of the electricity sector for operation and maintenance of transmission lines of the national grid, represented by the Permitted Annual Revenue (Receita Anual Permitida, or RAP).

e)	Construction Revenue

Construction Revenue is substantially offset by Construction costs, and corresponds to the investments of the Company’s subsidiaries in assets of the transmission and distribution concessions in the period.

f)	Gain on financial updating of the Concession Grant Fee

Represents updating by the IPCA index, plus remuneratory interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. For more details see Note 14.

g)	Transmission Indemnity revenue

In 9M17 the Company recognized revenue of R$ 295,749, of which R$ 146,494 corresponded to updating, by the IPCA index, of the balance of indemnity existing at December 2016, and R$ 149,255 relating to the adjustment to the BRR (Remuneration Base of Assets) of the transmission assets, as per Aneel Technical Note 183/2017. For more details see Note 14.

h)	Generation Indemnity revenue

In 9M17 the Company recognized revenue of R$ 259,516, for the adjustment to the balance of non-amortized indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17, also taking into account the updating of the amounts. For more details see Notes 4 and 14.

i)	Revenue from transactions in electricity in the CCEE (Wholesale Trading Chamber)

The revenue from transactions in the Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of electricity in the Spot Market, through the CCEE.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

j)	Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession

Gain on Adjustment to expectation of cash flow from the indemnifiable Financial asset of the distribution concession, due to monetary updating of the Regulatory Remuneration Base of assets

k)	Other operating revenues

	Consolidated
R$ ’000	9M17	9M16
Charged service	7,723	4,533
Telecoms services	111,342	117,906
Services rendered	116,167	120,149
Subsidies (*)	769,505	757,213
Rental and leasing	88,869	73,423
Other	3,395	7,721

	1,097,001	1,080,945

	Consolidated
R$ ’000	3Q17	3Q16
Charged service	3,124	1,593
Telecoms services	38,520	59,608
Services rendered	40,635	39,127
Subsidies (*)	266,485	246,636
Rental and leasing	30,531	24,582
Other	74	2,547

	379,369	374,093

(*)	Revenue recognized for the tariff subsidies applied to users of distribution services, including low-income subsidies, which are reimbursed by Eletrobras.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

l)	Taxes and charges reported as deductions from revenue

	Consolidated
R$ ’000	9M17	9M16
Taxes on revenue
ICMS tax	4,470,557	3,873,741
Cofins tax	1,654,269	1,529,044
PIS and Pasep taxes	359,137	331,964
Other	5,942	5,238

	6,489,905	5,739,987
Charges to the consumer
Global Reversion Reserve (RGR) (Recovery of expense)	9,418	(26,420)
Energy Efficiency Program	37,422	44,873
Energy Development Account (CDE)	1,326,946	1,596,577
Research and Development (R&D)	26,914	35,936
National Scientific and Technological Development Fund (FNDCT)	26,914	35,936
Energy System Expansion Research (EPE of MME)	13,457	17,968
Consumer charges – Proinfa alternative sources program	29,626	31,385
Electricity Services Inspection Charge	22,983	26,149
Royalties for use of water resources	66,449	88,754
Consumer charges – the ‘Flag Tariff’ system	258,060	342,789

	1,818,189	2,193,947

	8,308,094	7,933,934

	Consolidated
R$’000	3Q17	3Q16
Taxes on revenue
ICMS tax (1)	1,819,209	1,259,453
Cofins tax	584,676	516,259
PIS and Pasep taxes	126,932	112,078
Other	2,115	1,794

	2,532,932	1,889,584
Charges to the consumer
Global Reversion Reserve (RGR) (Recovery of expense)	9,468	(42,033)
Energy Efficiency Program	11,732	10,978
Energy Development Account (CDE)	467,576	571,148
Research and Development (R&D)	7,927	11,240
National Scientific and Technological Development Fund (FNDCT)	7,927	11,240
Energy System Expansion Research (EPE of MME)	3,963	5,620
Consumer charges – Proinfa alternative sources program	10,049	11,363
Electricity Services Inspection Charge	6,347	8,467
Royalties for use of water resources	21,527	32,692
Consumer charges – the ‘Flag Tariff’ system	101,625	(429)

	648,141	620,286

	3,181,073	2,509,870

(1)	In 3Q17 the subsidiaries Cemig GT and Cemig D adhered to the terms of the Minas Gerais State Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários, or PRCT). For more information see Note 19.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26.	OPERATING COSTS AND EXPENSES

	Consolidated		Holding company
R$ ’000	9M17	9M16	9M17	9M16
Personnel (a)	1,275,667	1,217,201	38,796	26,587
Employees’ and managers’ profit shares	25,777	30,417	1,195	(3,024)
Post-retirement obligations	293,617	248,583	29,482	27,188
Materials	43,248	40,935	89	52
Raw materials and inputs for production of electricity	58	35	—	—
Outsourced services (b)	680,569	601,806	6,796	6,226
Electricity bought for resale (c)	7,685,392	6,126,458	—	—
Depreciation and amortization	616,783	601,197	351	382
Operational provisions (reversals) (d)	558,793	714,237	104,037	280,532
Charges for use of the national grid	791,339	741,416	—	—
Gas bought for resale	789,861	623,503	—	—
Construction costs (e)	736,754	917,855	—	—
Other operational expenses, net (f)	311,581	372,298	6,940	11,646

	13,809,439	12,235,941	187,686	349,589

	Consolidated		Holding company
R$ ’000	3Q17	3Q16	3Q17	3Q16
Personnel (a)	358,505	373,986	17,730	9,430
Employees’ and managers’ profit shares	886	24,217	233	1,210
Post-retirement obligations	101,589	89,306	10,010	9,380
Materials	16,185	17,057	23	7
Raw materials and inputs for production of electricity	13	8	—	—
Outsourced services (b)	233,805	201,023	3,194	2,397
Electricity bought for resale (c)	2,942,974	2,170,348	—	—
Depreciation and amortization	205,983	202,480	115	122
Operational provisions (reversals) (d)	188,875	(19,375)	88,726	(165,669)
Charges for use of the national grid	387,078	215,504	—	—
Gas bought for resale	304,698	196,494	—	—
Construction costs (e)	295,720	334,122	—	—
Other operational expenses, net (f)	124,127	132,206	(979)	1,683

	5,160,438	3,937,376	119,052	(141,440)

a)	Personnel expenses

Programmed Voluntary Retirement Plan (PDVP)

In March 2017, the Company created the 2017 Employee Voluntary Severance Program (‘the 2017 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2017. The period for acceptance of the 2017 PDVP was April 3 through October 17, 2017. It provided for payment of an additional premium of five monthly salaries to employees who join in April 2017, to leave the Company in May 2017; the premium diminished progressively depending on the month of acceptance. Thus, for employees who adhered to the program only in August 2017, for voluntary retirement in September 2017, the corresponding premium payment was only one month’s salary. For those who joined as from September 1, 2017, there was no premium. The program also paid the standard legal severance payments – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation. On September 30, 2017 the amount appropriated as expense on the premium for retirement under the 2017 PDVP, including the severence amounts, was R$ 197,326, corresponding to acceptance, up to that date, by 1,151 employees.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Outsourced services

	Consolidated		Holding company
R$’000	9M17	9M16	9M17	9M16
Meter reading and bill delivery	106,526	101,587	—	—
Communication	49,163	41,918	239	278
Maintenance and conservation of electrical facilities and equipment	186,971	175,003	84	49
Building conservation and cleaning	78,739	72,068	496	522
Contracted labor	9,252	8,819	—	—
Freight and airfares	5,434	5,156	1,357	1,724
Accommodation and meals	9,842	9,185	151	157
Security services	16,358	18,428	—	—
Consultancy	11,792	8,191	737	407
Maintenance and conservation of furniture and utensils	2,448	2,282	1	3
Information technology	34,289	28,999	771	439
Maintenance and conservation of vehicles	1,381	1,254	—	2
Disconnection and reconnection	23,528	3,540	—	—
Environment	10,058	12,532	—	—
Legal services	13,122	14,220	535	1,008
Legal procedural costs	2,010	2,664	43	48
Tree pruning	14,727	8,888	—	—
Cleaning of power line pathways	10,176	5,728	—	—
Copying and legal publications	16,949	11,746	200	148
Inspection of consumer units	118	613	—	—
Printing of tax invoices and electricity bills	121	2,588	—	—
Other expenses	77,565	66,397	2,182	1,441

	680,569	601,806	6,796	6,226

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

R$’000	Consolidated		Holding company
	3Q17	3Q16	3Q17	3Q16
Meter reading and bill delivery	35,375	34,067	–	—
Communication	15,074	15,469	126	92
Maintenance and conservation of electrical facilities and equipment	60,119	51,512	63	1
Building conservation and cleaning	28,637	24,498	71	176
Contracted labor	4,146	2,610	–	—
Freight and airfares	2,066	2,367	418	893
Accommodation and meals	3,405	3,598	51	63
Security services	5,422	5,945	–	—
Consultancy	3,992	1,234	33	178
Maintenance and conservation of furniture and utensils	832	14,321	1	1
Information technology	10,137	1,152	143	101
Maintenance and conservation of vehicles	457	307	–	1
Disconnection and reconnection	11,196	1,775	–	—
Environment	1,848	4,189	–	—
Legal services	4,321	5,149	95	425
Legal procedural costs	780	779	8	22
Tree pruning	5,760	3,498	–	—
Cleaning of power line pathways	6,126	1,708	–	—
Copying and legal publications	7,098	4,186	141	42
Inspection of consumer units	61	145	–	—
Printing of tax invoices and electricity bills	55	773	–	—
Other expenses	26,898	21,741	2,044	402

	233,805	201,023	3,194	2,397

c)	Electricity purchased for resale

R$’000	Consolidated
	9M17	9M16
Supply from Itaipu Binacional	933,603	880,361
Physical guarantee quota contracts	343,458	403,913
Quotas for Angra I and II nuclear plants	182,832	162,680
Spot market	1,180,780	487,536
Proinfa Program	225,965	244,095
‘Bilateral’ contracts	269,943	216,963
Electricity acquired in Regulated Market auctions	2,201,909	1,862,534
Electricity acquired in the Free Market	3,086,096	2,476,229
Credits of Pasep and Cofins taxes	(739,194)	(607,853)

	7,685,392	6,126,458

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

R$’000	Consolidated
	3Q17	3Q16
Supply from Itaipu Binacional	316,786	273,070
Physical guarantee quota contracts	119,006	152,753
Quotas for Angra I and II nuclear plants	60,944	54,227
Spot market	408,859	196,612
Proinfa Program	75,321	81,365
‘Bilateral’ contracts	121,552	74,872
Electricity acquired in Regulated Market auctions	824,699	650,259
Electricity acquired in the Free Market	1,299,536	902,338
Credits of Pasep and Cofins taxes	(283,729)	(215,148)

	2,942,974	2,170,348

d)	Operational provisions (reversals)

R$’000	Consolidated		Holding company
	9M17	9M16	9M17	9M16
Provision for estimate of doubtful receivables	191,343	282,915	—	—
Contingency provisions (reversals)
Employment-law cases	188,013	69,963	12,553	11,463
Civil cases	18,142	28,732	722	1,647
Tax	2,401	2,616	1,353	205
Environmental	4	(21)	—	—
Regulatory	(10,978)	3,864	(4,241)	(454)
Other	8,864	29,095	713	86

	206,446	134,249	11,100	12,947

	397,789	417,164	11,100	12,947

Change in fair value of derivatives
Put optio – Ativas e Sonda (Note 15)	102	—	—	—
Put option – RME and Lepsa (Note 15)	92,937	267,585	92,937	267,585
Put option – SAAG (Note 15)	67,965	29,488	—	—

	161,004	297,073	92,937	267,585

	558,793	714,237	104,037	280,532

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

R$’000	Consolidated		Holding company
	3Q17	3Q16	3Q17	3Q16
Provision for estimate of doubtful receivables	50,458	108,349	—	—
Contingency provisions (reversals)
Employment-law cases	10,288	31,166	532	1,177
Civil cases	8,745	10,909	833	175
Tax	5,565	(567)	3,961	(892)
Environmental	1	36	—	—
Regulatory	(143)	(9,088)	(2,162)	614
Other	2,230	3,110	256	24

	26,686	35,566	3,420	1,098

	77,144	143,915	3,420	1,098

Change in fair value of derivatives
Put option – Sonda (Note 15)	61	—		—
Put option – RME and Lepsa (Note 15)	85,306	(166,767)	85,306	(166,767)
Put option – SAAG (Note 15)	26,364	3,477	—	—

	111,731	(163,290)	85,306	(166,767)

	188,875	(19,375)	88,726	(165,669)

e)	Construction cost

R$’000	Consolidated
	9M17	9M16
Personnel and managers	38,297	46,155
Materials	334,851	424,240
Outsourced services	300,244	321,916
Other	63,362	125,544

	736,754	917,855

R$’000	Consolidated
	3Q17	3Q16
Personnel and managers	14,143	13,659
Materials	151,691	160,127
Outsourced services	109,061	120,164
Other	20,825	40,172

	295,720	334,122

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	Other operating expenses, net

R$’000	Consolidated		Holding company
	9M17	9M16	9M17	9M16
Leasing and rentals	77,095	67,449	2,616	486
Advertising	14,331	6,995	276	193
Own consumption of electricity	15,581	16,536	—	—
Subsidies and donations	9,457	12,364	—	—
Paid concession	2,264	2,154	—	—
Insurance	6,042	7,254	1,693	2,844
CCEE annual charge	6,017	5,802	1	2
Losses on de-activation and disposal of goods and rights	44,876	74,798	—	2
Forluz – Administrative running cost	19,607	18,951	970	937
Collection agents	52,664	53,200	—	1
Fine for violation of Service Continuity standard	24,755	31,060	—	—
Taxes and charges	6,645	7,590	636	288
Other expenses	32,247	68,145	748	6,893

	311,581	372,298	6,940	11,646

R$’000	Consolidated		Holding company
	3Q17	3Q16	3Q17	3Q16
Leasing and rentals	32,188	19,921	1,142	177
Advertising	6,017	3,905	100	75
Own consumption of electricity	4,768	5,019	—	—
Subsidies and donations	2,933	3,286	—	—
Paid concession	735	734	—	—
Insurance	1,613	2,335	386	894
CCEE annual charge	1,972	1,850	—	1
Losses on de-activation and disposal of goods and rights	39,538	32,484	—	—
Forluz – Administrative running cost	6,574	6,470	325	320
Collection agents	17,377	17,652	—	1
Fine for violation of Service Continuity standard	3,895	6,035	—	—
Taxes and charges	1,259	1,861	93	39
Other expenses	5,258	30,654	(3,025)	176

	124,127	132,206	(979)	1,683

Operational leasing

The Company and its subsidiaries have operational leasing contracts relating, mainly, to vehicles and buildings used in its operational activities. Their amounts are not material in relation to the total costs of the Company and its subsidiaries.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

27.	FINANCIAL REVENUE (EXPENSES)

R$’000	Consolidated		Holding company

	9M17	9M16	9M17	9M16
FINANCIAL REVENUES
Income from cash investments	171,530	220,232	39,214	30,510
Late charges on overdue electricity bills	193,057	212,499	—	—
Foreign exchange variations	20,207	56,140	—	1
Monetary variations	27,125	60,974	1,968	10,278
Monetary variations – CVA	—	206,967	—	—
Monetary updating on Court escrow deposits	86,464	42,615	44,696	10,108
Pasep and Cofins taxes charged on financial revenues	(35,529)	(54,349)	(8,704)	(9,020)
Adjustment to present value	—	325	—	—
Other	87,211	89,788	7,719	35,180

	550,065	835,191	84,893	77,057
FINANCIAL EXPENSES
Costs of loans and financings	(1,201,974)	(1,432,576)	—	—
Foreign exchange variations	(12,633)	(19,225)	(9)	(1)
Monetary updating – loans and financings	(74,655)	(232,366)	—	—
Monetary updating – paid concessions	737	(3,056)	—	—
Charges and monetary updating on Post-retirement liabilities	(48,401)	(86,782)	(2,381)	(4,270)
Monetary updating – CCEE obligations	—	(13,844)	—	—
Monetary updating – Advance Against Capital Increase (AFAC)	(40,086)	—	—	—
Monetary updating – AFAC	239,445	—	239,445	—
Monetary updating – Advance sales of power supply	(37,666)	—	—	—
Adjustment to present value	(2,168)	—	—	—
Other	(94,550)	(100,166)	(502)	(61)

	(1,271,951)	(1,888,015)	236,553	(4,332)

NET FINANCIAL REVENUE (EXPENSES)	(721,886)	(1,052,824)	321,446	72,725

R$’000	Consolidated		Holding company

	3Q17	3Q16	3Q17	3Q16
FINANCIAL REVENUES
Income from cash investments	46,037	84,755	10,505	15,097
Late charges on overdue electricity bills	55,134	70,166	—	—
Foreign exchange variations	2,618	12,173	—	—
Monetary variations	13,132	33,081	400	3,295
Monetary variations – CVA	—	19,403	—	—
Monetary updating on Court escrow deposits	63,317	3,348	43,744	(13,067)
Pasep and Cofins taxes charged on financial revenues	(13,207)	(15,192)	(4,648)	(1,573)
Adjustment to present value	—	(396)	—	—
Other	34,133	23,918	1,874	1,850

	201,164	231,256	51,875	5,602
FINANCIAL EXPENSES
Costs of loans and financings	(344,297)	(524,775)	—	—
Foreign exchange variations	5,963	(2,046)	—	(1)
Monetary updating – loans and financings	(5,682)	(46,959)	—	—
Monetary updating – paid concessions	(5)	(301)	—	—
Charges and monetary updating on Post-retirement liabilities	(12,417)	(22,483)	(611)	(1,106)
Monetary updating – CCEE obligations	—	—	—	—
Monetary variations – CVA	(12,006)	—	—	—
Monetary updating – AFAC	239,445	—	239,445	—
Monetary updating – Advance sales of power supply	(12,986)	—	—	—
Adjustment to present value	(562)	—	—	—
Other	(46,203)	(57,604)	(320)	(21)

	(188,750)	(654,168)	238,514	(1,128)

NET FINANCIAL REVENUE (EXPENSES)	12,414	(422,912)	290,389	4,474

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

28.	RELATED PARTY TRANSACTIONS

Cemig’s principal balances and transactions with related parties and its subsidiaries and jointly-controlled entities are shown here (consolidated):

COMPANY R$ ’000	ASSETS		LIABILITIES		REVENUE		EXPENSES

	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	9M17	9M16	9M17	9M16
Controlling shareholder
Minas Gerais State Gov.t
Current
Consumers and Traders (1)	97,779	71,340	—	—	101,085	112,168	—	—
Administrative deposit – AFAC (2)	—	—	—	—	38,278
Non-current
Administrative deposit – AFAC (2)	277,723	239,445	—	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions in electricity (3)	—	—	7,049	7,037	413	314	(107,335)	(110,703)
Provision of services (4)	2,504	3,706	—	—	9,767	8,420	—	—
Baguari Energia
Current
Transactions in electricity (3)	—	—	900	710	111	—	(5,379)	(5,307)
Services (4)	274	398	—	—	646	665	—	—
Madeira Energia
Current
Transactions in electricity (3)	—	—	17,229	17,636	18,213	3,164	(508,741)	(449,584)
Advance for future power supply (5)	53,865	—	—	—	—	—	—	—
Non-current
Advance for future power supply (5)	17,117	86,941	—	—	—	—	—	—
Norte Energia
Current
Transactions in electricity (3)	130	130	3,774	3,755	5,680	741	(89,256)	(22,486)
Lightger
Current
Transactions in electricity (3)	—	—	—	—	—	—	(15,188)	(14,575)
Hidrelétrica Pipoca
Current
Transactions in electricity (3)	—	—	1,595	1,228	—	—	(12,064)	(12,359)
Interest on Equity, and dividends	1,284	—	—	—	—	—	—	—
Retiro Baixo
Current
Transactions in electricity (3)	—	—	554	440	—	—	(4,464)	(2,210)
Interest on Equity, and dividends	—	2,146	—	—	—	—	—	—
Guanhães Energia
Current
Adjustment for losses (6)	—	—	—	59,071	—	—	—	—
Services (4)	568	241	—	—	332	—	—	—
Renova
Current
Transactions in electricity (3)	—	—	1,773	—	—	—	(140,771)	(118,506)
Accounts receivable (7)	62,455	—	—	—	—	—	—	—
Non-current
Accounts receivable (7)	20,317	73,722	—	—	—	—	—	—
Advance for future power supply (8)	258,166	229,053	—	—	—	—	—	—
EATE
Current
Transactions in electricity (3)	—	—	2,962	2,751	—	—	(19,674)	(18,475)
Light
Current
Transactions in electricity (3)	1,042	464	481	472	38,203	49,714	(1,106)	(623)
Interest on Equity, and dividends	—	6,852	—	—	—	—	—	—
Taesa
Current
Transactions in electricity (3)	—	—	12,451	10,326	33	17	(92,905)	(82,956)
Services (4)	141	482	—	—	667	220	—	—
Companhia Transirapé de Transmissão
Current
Transactions in electricity (3)	—	—	950	878	—	—	(7,310)	(6,425)
Services (4)	90	301	—	—	953	755	—	—
Interest on Equity, and dividends	678	678	—	—	—	—	—	—

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

COMPANY R$ ’000	ASSETS		LIABILITIES		REVENUE		EXPENSES

	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	9M17	9M16	9M17	9M16
Axxiom
Current
Provision of services (9)	—	—	2,347	6,980	—	—	—	(38,065)
Interest on Equity, and dividends	—	144	—	—	—	—	—	—
Transudeste
Current
Transactions in electricity (3)	—	—	—	—	113	—	(1,166)	(1,023)
Provision of services (4)	175	141	196	150	492	419	—	—
Interest on Equity, and dividends	213	213	—	—	—	—	—	—
Transleste
Current
Transactions in electricity (3)	—	—	316	243	135	—	(1,878)	(1,605)
Provision of services (4)	120	178	—	—	819	763	—	—
Interest on Equity, and dividends	1,559	294	—	—	—	—	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	257,625	621,203	—	—	—	—	—	—
Securities	622,750	833,849	—	—	14,374	128,436	—	—
(-) Securities issued by subsidiary companies (10)	(63,708)	(49,479)	—	—	—	—	—	—
Non-current
Securities	24,192	46,092	—	—		—	—	—
(-) Securities issued by subsidiary companies (10)	(11,863)	(15,049)	—	—	—	—	—	—
Forluz
Current
Post-retirement obligations (11)	—	—	106,399	86,156	—	—	(130,470)	(139,289)
Administrative running costs (12)	—	—	—	—	—	—	(19,606)	(18,951)
Operational leasing (13)	—	—	2,872	9,630	—	—	(44,002)	(15,292)
Non-current
Post-retirement obligations (11)	—	—	1,584,588	1,592,998	—	—	—	—
Cemig Saúde (Health)
Current
Health Plan and Dental Plan (14)	—	—	110,387	101,756	—	—	(145,075)	(139,916)
Non-current
Health Plan and Dental Plan (14)	—	—	1,704,340	1,646,580	—	—	—	—

The	main conditions relating to the related party transactions are as follows:

(1)	Refers to sale of electricity to the government of the State of Minas Gerais – the price of the electricity is that defined by Aneel through a Resolution which decides the Company’s annual tariff adjustment.
(2)	Refers to recalculation of the monetary updating on the amounts in the Advance against Future Capital Increase (AFAC) returned to Minas Gerais State. The value was transferred to Accounts Receivable from State of Minas Gerais on September 30, 2017 (See Notes 11 and 12)
(3)	Transactions in electricity between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).
(4)	Refers to a contract to provide plant operation and maintenance services.
(5)	In 2017, advance payments of R$ 71,100 were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$ 51,874 was advanced by Cemig GT; R$ 11,917 by Sá Carvalho; and R$ 6,309 by Rosal. For the purposes of settlement invoices for supply of electricity to be issued by Santo Antônio Energia starting in 2018, in 12 tranches, will be used
(6)	A liability was recognized in 2016 corresponding to the Company’s interest in the share capital of Guanhães, due to its negative equity (see Note 15);
(7)	Cemig GT has an item of R$ 60,000 receivable from Renova Energia, which will be paid in 12 monthly installments, the first on January 10, 2018 and the last becoming due in December 2018, with monetary updating at 150% of the CDI rate.
(8)	In 2016, as specified in the power supply contract, Cemig GT advanced R$ 212,000 to Renova’s trading company, Renova Comercializadora. For settlement, it was agreed that this amount would be updated at a rate of 155% of the CDI rate, and offset by settlement of power supply invoices issued by Renova, from January 2020. Since there are now negotiations by Renova with players interested in buying assets of the Company, renegotiation of the supply contract, and also the form of payment of the advance made by Cemig GT, are also in the process of renegotiation.
(9)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017.
(10)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. There is more information, and characteristics of the fund, in the description below.
(11)	The contracts of Forluz are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note 22) and will be amortized up to the business year of 2024.
(12)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(13)	Rental of the Company’s administrative headquarters, in effect from March 2019 to May 2034.
(14)	Post-employment obligations relating to the employees’ health and dental plan (see Note 22).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

For more information on the principal transactions, please see Notes 7, 18 and 25.

Dividends receivable from subsidiaries

Related party	Consolidado		Controladora
	Sep. 30, 2017 (*) R$’000	Dec. 31, 2016 R$’000	Sep. 30, 2017 (*) R$’000	Dec. 31, 2016 R$’000
Cemig GT	—	—	605.000	605.000
Gasmig	—	—	98.079	58.560
Outras	3.742	11.386	8.344	9.679

	3.742	11.386	711.423	673.239

(*)	Dividends receivable from subsidiaries, eliminated in the consolidation.

Guarantees: sureties for loans, financings and debentures

Cemig is provider of surety or guarantee of loans, financings and debentures of the following related parties – not consolidated in the financial statements because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Object	9M17 R$ ’000	Maturity
Norte Energia (‘Nesa’)	Affiliated	Surety	Financing	2,476,515	2042
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia S.A. (Saesa)	Jointly-controlled entity	Surety	Financing	1,974,035	2034
Santo Antônio Energia S.A. (Saesa)	Jointly-controlled entity	Surety	Debentures	774,614	2037
Centroeste	Jointly-controlled entity	Surety	Financing	8,166	2023

				5,916,945

(1)	Related to execution of guarantees of the Norte Energia financing.

At September 30, 2017, Management believes that there is no need to recognize any provisions in the Company’s accounting statements for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at September 30, 2017 are reported in Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds applied in this investment fund are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments of the investment fund in securities of related parties are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Sep. 30, 2017 – R$ ’000
				Cemig 1.59%	Cemig GT 0.21%	Cemig D 34.10%	Other subsidiaries 19.55% (1)	Total 55.45%
ETAU	Debentures	108.00% of CDI	01/12/2019	164	22	3,529	2.023	5.738

				164	22	3,529	2.023	5.738

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Issuer of security	Type	Annual contractual conditions	Maturity	Dec. 31, 2016 – R$ ’000
				Cemig 10.12%	Cemig GT 20.86%	Cemig D 24.94%	Other subsidiaries 22.39% (1)	Total 78.31%
Axxiom	Debentures	109.00% of CDI	29/01/2017	579	1,194	1,427	1,282	4,482
ETAU	Debentures	108.00% of CDI	01/12/2019	1,024	2,110	2,522	2,265	7,921

				1,603	3,304	3,949	3,547	12,403

(1)	Refers to the other companies consolidated by Cemig GT, which also have participation in the investment funds.

Remuneration of key management personnel

The total costs of key management personnel, in 9M17 and 9M16, are shown in this table:

R$’000	9M017	9M16
Remuneration	23,171	17,796
Profit shares (Reversal)	372	(642)
Assistance benefits	1,209	1,121

Total	24,752	18,275

29.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The financial instruments of the Company and its subsidiaries are restricted to the following: Cash and cash equivalents; Securities; Consumers and Traders; Concession holders (for transport of electricity); Financial assets of the concession related to infrastructure; Generation concession assets; Restricted funds; Escrow deposits in litigation; the CVA (Portion A Costs Variation Compensation) Account and Other Financial Components in tariff adjustments; Loans and financings; Concession obligations payable; Suppliers; Post-employment obligations; and Put options. Gains and losses on transactions are recorded in full in the profit and loss account for the business year or in Stockholders’ equity, by the accrual method.

The Company’s financial instruments and those of its subsidiaries are recorded at fair value and measured in accordance with the following classifications:

◾	Loans and receivables: This category contains: Cash equivalents; Credits receivable from Consumers, Traders, and power transport concession holders; Restricted funds; Financial assets related to the CVA account and to Other financial components, in calculation of tariffs; the Low-income user subsidy; Reimbursement of tariff subsidies and Other credits owed by Eletrobras; Escrow deposits in litigation; Financial assets of the concession not covered by Law 12783/13; Financial assets related to Auction 12/2015 for award of generation plants; and Generation concession assets. They are recognized at their nominal realization value, which is similar to fair value.

◾	Financial instruments at fair value through profit or loss: Securities held for trading, in the amount of R$ 677,051, and Put options, in the amount of R$ 1,502,473 (respectively R$ 995,340 and R$ 1,341,468 on December 31, 2016) are in this category. They are valued at fair value and the gains or losses are recognized directly in the Profit and loss account.

◾	Financial instruments held to maturity: In this category are Securities, in the amount of R$ 26,064 on September 30, 2017 (R$ 49,888 on December 31, 2016) – included in Note 6. There is positive intention to hold them to maturity. They are measured at amortized cost using the effective rates method. Their fair values, of R$ 26,138 on September 30, 2017, and R$ 49,738 on December 31, 2016, were measured using information of Level 2.

◾	Financial instruments available for sale: In this category are Financial assets of the concession related to distribution infrastructure covered by Law 12783/13. They are measured at New Replacement Value (Valor Novo de Reposição, or VNR), equivalent to fair value on the date of these interim accounting statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

◾	Other financial liabilities – Non-derivative financial liabilities: In this category are Loans and financings; Obligations under debentures; Debt agreed with the Pension Fund (Forluz); Concessions payable; and Suppliers. They are measured at amortized cost using the effective rates method. The Company has calculated the fair value of its Loans, financings and debentures using 140% of the CDI rate – based on its most recent funding. For the following, the Company considered fair value to be substantially equal to book value: Loans, financings and debentures with annual rates between IPCA + 4.70% to 8.07% and CDI + 0.69% to 5.625%. For the financings from the BNDES and Eletrobras, fair value is conceptually similar to book value, due to the specific characteristics of the transactions.

◾	Liabilities measured at fair value – Financial liabilities relating to put options: The options to sell units in FIP Melbourne and FIP Malbec (‘the SAAG Put’); the options to sell shares in RME and Lepsa (‘the Parati PUT’); and the Sonda Options, were valued at fair value using the Black-Scholes-Merton (BSM) model. Both the options were calculated using the discounted cash flow method: for the SAAG Put option, up to the third quarter of 2016; and for the Parati Put option, up to the first quarter of 2016. The method used was changed, in the fourth and second quarters, respectively, to the BSM model.

The accounting balances of the financial instruments are similar to the fair values, with the exception of loans, financings and debentures, of which the accounting balance is R$ 14,055,575 (R$ 15,179,280 on December 31, 2016) and fair value is R$ 14,053,986 (R$ 14,711,130 on December 31, 2016), being measured as Level 2, using similar liabilities as reference.

Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially with impact on indebtedness, profit and cash flow.

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Sep. 30, 2017		Dec. 31, 2016
	Foreign currency	R$ ’000	Foreign currency	R$ ’000
US dollar
Loans and financings (Note 20)	7,320	23,190	7,072	23,049
Suppliers (Itaipu Binacional)	77,717	246,453	62,320	206,827

	85,037	269,643	69,392	229,876

Euros
Loans and financings – Euros (Note 20)	1,638	6,129	2,157	7,416

Net liabilities exposed		275,772		237,292

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on September 30, 2018 will be: appreciation of the dollar by 11.14% to R$ 3.521, and depreciation of the Euro by 0.27% (to R$ 3.732). The Company has made a sensitivity analysis of the effects on the Company’s profit arising from depreciation of the Real exchange rate by 25%, and by 50%.

Risk: foreign exchange rate exposure R$ ’000	Base scenario Sep. 30, 2017	Scenario US$1=R$3.521 EUR1=R$3.732	Scenario: FX depreciation of 25% US$1=R$4.401 EUR1=R$4.665	Scenario: FX depreciation of 50% US$1=R$5.282 EUR1=R$5.598
US dollar
Loans and financings (Note 20)	23,190	25,774	32,216	38,665
Suppliers (Itaipu Binacional)	246,453	273,914	342,373	410,910

	269,643	299,688	374,589	449,575

Euros
Loans and financings (Note 20)
	6,129	6,113	7,641	9,170

Net liabilities exposed	275,772	305,801	382,230	458,745

Net effect of exchange rate variation		30,029	106,458	182,973

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 58,759 (R$ $60,066 on December 31, 2016). On September 30, 2017 Cemig was exposed to the risk of increase in Brazilian domestic interest rates, as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes R$ ’000	Consolidated
	Sep. 30, 2017	Dec. 31, 2016
Assets
Cash equivalents – Cash investments (Note 5)	548,751	893,713
Securities (Note 6)	703,114	1,045,228
Accounts receivable – Renova (Note 28)	82,772	74,630
Advance for future delivery of power supply (Note 28)	359,227	229,053
Financial assets of the transmission concession (Note 14)	473,374	482,281
Restricted cash	405,494	367,474
CVA and Other financial components in tariffs – Selic rate * (Note 14)	100,457	397,725
Credits owed by Eletrobras	901	138,444

	2,674,090	3,628,548

Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(9,765,729)	(10,928,261)
Loans, financings and debentures – TJLP (Note 19)	(230,127)	(213,102)
Advance sales of power supply (Note 7)	(312,112)	(181,200)
CVA and Other financial components in tariffs – Selic rate (Note 14)	(704,418)	(804,975)

	(11,012,386)	(12,127,538)

Net liabilities exposed	(8,338,296)	(8,498,990)

(*)	Amounts of CVA and Other financial components are indexed by the Selic rate.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sensitivity analysis:

The Company estimates that, in a probable scenario, on September 30, 2018 the Selic rate will be 7.00% p.a. and the TJLP will be 6.25% p.a. The Company has made a sensitivity analysis of the effects on its profit arising from increases in rates of 25% and 50%. Variation in the CDI rate accompanies the variation in the Selic rate. Estimation of scenarios for the path of interest rates will consider the projections made by the Company and its subsidiaries, based on its financial consultants.

Risk: Increase in Brazilian interest rates R$ ’000	Sep. 30, 2017		Sep. 30, 2018
	Book value	Scenario Selic 7.00% TJLP 6.25%	Scenario Selic 8.75% TJLP +7.81%	Scenario Selic 10.50% TJLP 9.38%
Assets
Cash equivalents (Note 5)	548,751	587,164	596,767	606,370
Securities (Note 6)	703,114	752,332	764,636	776,941
Accounts receivable – Renova (Note 28)	82,772	88,566	90,015	91,463
Advance for future delivery of power supply (Note 28)	359,227	384,373	390,659	396,946
Financial assets of the transmission concession (Note 14)	473,374	506,510	514,794	523,078
Restricted cash	405,494	433,879	440,975	448,071
CVA + Other financial components in tariff adjustments – Selic	100,457	107,489	109,247	111,005
Other credits owed by Eletrobras	901	964	980	996

	2,674,090	2,861,277	2,908,073	2,954,870

Liabilities
Loans and financings – CDI rate (Note 20)	(9,765,729)	(10,449,330)	(10,620,230)	(10,791,131)
Loans and financings – TJLP (Note 20)	(230,127)	(244,510)	(248,100)	(251,713)
Advance sales of power supply (Note 7)	(312,112)	(331,619)	(336,488)	(341,388)
CVA and Other Financial components in tariffs (Note 14)	(704,418)	(753,727)	(766,055)	(778,382)

	(11,012,386)	(11,779,186)	(11,970,873)	(12,162,614)

Net assets (liabilities) exposed	(8,338,296)	(8,917,909)	(9,062,800)	(9,207,744)

Net effect of variation in interest rates		(579,613)	(724,504)	(869,448)

Risk of increase in inflation

On September 30, 2017 the Company is exposed to the risk of increase in inflation, as follows:

Exposure to increase in inflation R$ ’000	Sep. 30, 2017	Dec. 31, 2016
Assets
Financial assets of the concession – Distribution infrastructure – IPCA (Note 14)	130,340	128,071
Financial assets of the concession – Transmission infrastructure – IPCA (Note 14)	1,975,775	1,805,230
Concession Grant Fee – IPCA (Note 13)	2,321,817	2,253,765

	4,427,932	4,187,066
Liabilities
Loans, financings and debentures – IPCA (Note 20)	(3,971,900)	(3,933,092)
Debt agreed with pension fund (Forluz) – IPCA	(736,774)	(787,003)
Forluz solution plan	(284,165)	—

	(4,992,839)	(4,720,095)

Net liabilities exposed	(564,907)	(533,029)

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Sensitivity analysis

In relation to the most significant inflation risk, the Company estimates that, in a probable scenario, on September 30, 2018 the IPCA inflation index will be 4.55%. The Company has made a sensitivity analysis of the effects on its profit arising from increases in inflation of 25% and 50%.

Risk: increase in inflation	Sep. 30, 2017	Sep. 30, 2018
	Book value	Scenario IPCA 4.55%	Scenario IPCA 5.69%	Scenario IPCA 6.82%
Assets
Financial assets of the concession – Distribution infrastructure – IPCA (Note 14)	130,340	136,265	137,743	139,229
Financial assets of the concession – Transmission infrastructure – IPCA (Note 14)	1,975,775	2,065,594	2,087,999	2,110,523
Concession Grant Fee – IPCA (Note 14)	2,321,817	2,427,367	2,453,696	2,480,165

	4,427,932	4,629,226	4,679,438	4,729,917
Liabilities
Loans, financings and debentures – IPCA (Note 20)	(3,971,900)	(4,152,463)	(4,197,504)	(4,242,784)
Debt agreed with pension fund (Forluz) – IPCA	(736,774)	(770,268)	(778,623)	(787,022)
Forluz solution plan	(284,165)	(297,083)	(300,306)	(303,545)

	(4,992,839)	(5,219,814)	(5,276,433)	(5,333,351)

Net liabilities exposed	(564,907)	(590,588)	(596,995)	(603,434)

(Net effect of variation in IPCA index)		(25,681)	(32,088)	(38,527)

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk managemen – including permanent monitoring of its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must, similarly, comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private-securities investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

On the reporting date of these interim accounting statements, the Company (holding company and consolidated) had an excess of current liabilities over current assets.

Note 1 refers to the various measures taken by the Company and its subsidiaries to increase its liquidity, through new financings, refinancing of existing obligations or, potentially, disinvestment of assets that are not part of the Company’s core business. Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financings and could also make refinancings of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The flow of payments of the obligations of the Company and its subsidiaries, under debts agreed with the pension fund, loans, financings and debentures, for floating and fixed rates, including future interest up to contractual maturity dates, is shown in the table below:

Consolidated R$ ’000	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	662,888	2,948,205	2,122,983	9,622,053	1,380,435	16,736,564
The Tax Credits Regularization Plan	123,510	187,694	284,143	—	—	595,347
Paid concessions	249	492	2,103	9,440	14,428	26,712
Debt agreed with pension fund (Forluz)	11,002	22,134	101,653	602,259	299,272	1,036,320
Forluz solution plan (Note 22)	2,515	7,540	20,551	136,579	394,613	561,798

	800,164	3,166,065	2,531,433	10,370,331	2,088,748	18,956,741
- Fixed rate
Suppliers	2,175,293	11,155	—	—	—	2,186,448

	2,975,457	3,177,220	2,531,433	10,370,331	2,088,748	21,143,189

Holding company R$ ’000	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Debt agreed with pension fund (Forluz)	541	1,089	5,001	29,631	14,724	50,986
Forluz solution plan (Note 22)	124	371	1,011	6,720	19,415	27,641

	665	1,460	6,012	36,351	34,139	78,627
- Fixed rate
Suppliers	23,571	—	—	—	—	23,571

	24,236	1,460	6,012	36,351	34,139	102,198

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears. The risk is also reduced by the extremely wide client base.

The allowance for doubtful debtors constituted on September 30, 2017, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries, was R$ 851,448.

In relation to the risk of losses resulting from declaration of insolvency of a financial institutions at which the Company has deposits, a Cash Investment Policy was approved and has been in effect since 2004, and is reviewed annually.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company and its subsidiaries make no securities investment transactions that could bring any volatility risk into its financial statements.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.

2.	Equity greater than R$ 400 million.

3.	Basel ratio above 12.

Banks that exceed these thresholds are classified in three groups, by the value of their equity; and within this classification, limits of concentration by group and by institution are set:

Group	Stockholders’ equity	Concentration	Limit per bank (% of Equity)**
A1	Over R$ 3.5 billion	Minimum of 80%	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	Between 5% and 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	Between 5% and 7%

(1)	The percentage assigned to each bank depends on an individual assessment of indicators such as liquidity, quality of the credit portfolio, and other aspects.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.

2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of power supply

Sale or purchase of power supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is a risk inherent to the electricity distribution business. The regulatory limit for 100% pass-through to consumers of exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 100% and 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to consumers. The Company’s Management is continually managing its contracts for purchase of power supply to mitigate the risk of exposure is to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12783/13. The extension is subject to new conditions not in the previous concession contract, making continuation of the concession conditional upon compliance by Cemig D with new criteria for quality and economic/financial sustainability, without which the extension may be subject to cancellation in the first five years of the contract – in that not meeting the criteria in any two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or with the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings with a view to termination of the distribution concession.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Hydrological risk

The greater part of the electricity sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of the generation of electricity using the thermal plants potentially could lead to cost increases for the electricity distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of early maturity of debt

The Company and its subsidiaries have contracts for loans, financings and debentures with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. For more details please see Note 20.

The covenant requiring half-yearly compliance , relating to the financial ratios of Cemig and of Cemig (guarantor), were complied with on June 30, 2016. The covenants requiring compliance annually were complied with on December 31, 2016. For fuller details please see Note 20.

Capital management

This table shows the Company’s consolidated net liabilities in relation to its Equity:

	Sep. 30, 2017	Dec. 31, 2016
Total liabilities	28,544,868	29,101,482
(–) Cash and cash equivalents	(582,382)	(995,132)
(–) Restricted cash	(405,494)	(367,474)

Net liabilities	27,556,992	27,738,876

Total equity	13,287,207	12,934,371

Net liabilities / equity	2.07	2.14

30.	MEASUREMENT AT FAIR VALUE

In the initial recognition, Cemig and its subsidiaries measure their financial assets and liabilities at fair value; after initial recognition, financial assets and liabilities are classified into the categories defined for financial instruments. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We adopt the ‘Fair Value Hierarchy’, to maximize coherence and comparability; this separation divides the inputs potentially used in measuring fair value into three broad levels, as follows:

◾	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

◾	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

◾	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, mainly related to discounted cash flow analysis.

The following is a summary of the instruments that are measured at fair value:

R$’000	Balance at Sep. 30, 2017	Fair value at Sep. 30, 2017
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market –No observable inputs (Level 3)
Assets
Held for trading
Securities
Bank certificates of deposit	40,133	—	40,133	—
Financial Notes – Banks	521,896	—	521,896	—
Treasury Financial Notes (LFTs)	103,954	103,954	—	—
Debentures	11,068	—	11,068	—

	677,051	103,954	573,097	—
Loans and receivables
Concession Grant Fee	2,321,817	—	2,321,817	—
Restricted cash	405,494	—	405,494	—

	2,727,311	—	2,727,311
Available for sale
Financial assets of the concession related to infrastructure	271,612	—	—	271,612

	3,675,974	103,954	3,300,408	271,612
Liabilities
Fair value through profit or loss
Put options – Assets (Liabilities)
Sonda	4,484	—	—	4,484
RME and Lepsa	(1,242,818)	—	(1,242,818)	—
SAAG	(264,139)	—	—	(264,139)

	(1,502,473)	—	(1,242,818)	(259,655)

	2,173,501	103,954	2,057,590	11,957

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

R$’000	Balance at Dec. 31, 2016	Fair value at December 31, 2016
		Active market – quoted price (Level 1)	No active market – Valuation technique (Level 2)	No active market – No observable inputs (Level 3)
Assets
Held for trading
Securities
Bank certificates of deposit	32,782	—	32,782	—
Treasury Financial Notes (LFTs)	192,995	192,995	—	—
Financial Notes – Banks	724,274	—	724,274	—
Debentures	45,289	—	45,289	—

	995,340	192,995	802,345	—
Loans and receivables
Concession Grant Fee	2,253,765	—	2,253,765
Restricted cash	367,474	—	367,474	—

	2,621,239	—	2,621,239	—
Available for sale
Financial assets of the concession related to infrastructure	216,107	—	—	216,107

	3,832,686	192,995	3,423,584	216,107
Liabilities
Fair value through profit or loss
Put options – Assets (Liabilities)
Sonda	4,586	—	—	4,586
RME and Lepsa	(1,149,881)	—	(1,149,881)	—
SAAG	(196,173)	—	—	(196,173)

	(1,341,468)	—	(1,149,881)	(191,587)

	2,491,218	192,995	2,273,703	24,520

(1)	As from 4Q16 the Company began to use the Black-Scholes-Merton method for measuring the fair value of the options. For more details please see Note 15.

Calculation of fair value of financial positions

Financial assets of the concession related to infrastructure: Measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established in regulations by the Concession-granting power (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in financial assets of the concession is shown in Note 13.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: the Company adopted the Black-Scholes-Merton method for measuring fair value of the SAAG, Parati and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date. The movement in relation to the put options, and other information, is given in Note 15.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

31.	OPERATING SEGMENTS

The operating segments of Cemig reflect the structure of the regulatory framework for the Brazilian electricity sector, with different legislation for the sectors of generation, transmission and distribution of electricity. The Company also operates in gas, telecommunications, and other businesses, which have a smaller impact on the results from its operations.

These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

These tables show the costs and expenses for the nine-month periods ended on September 30, 2017 and 2016:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY MARKET SEGMENT AT SEPTEMBER 30, 2017
	ELECTRICITY			TELECOMS	GAS	Other	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	16,270,364	4,147,643	18,430,584	334,918	2,049,736	3,369,322	(2,772,454)	41,830,113
INVESTMENTS IN AFFILIATED AND JOINTLY-CONTROLLED ENTITIES	4,565,559	1,671,072	1,748,994	—	—	634,501	—	8,620,126
ADDITIONS TO THE SEGMENT	249,826	—	705,295	34,738	40,097	—	—	1,029,956
ADDITIONS TO FINANCIAL ASSETS	—	11,226	—	—	—	—	—	11,226
NET REVENUE	5,307,670	547,179	8,281,712	88,389	1,061,564	83,160	(215,893)	15,153,781
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(3,021,466)	—	(4,717,386)	—	—	(9)	53,469	(7,685,392)
Charges for use of the national grid	(261,295)	(262)	(661,101)	—	—	—	131,319	(791,339)
Gas bought for resale	—	—	—	—	(789,861)	—	—	(789,861)
Operational costs, total	(3,282,761)	(262)	(5,378,487)	—	(789,861)	(9)	184,788	(9,266,592)
OPERATING COSTS AND EXPENSES
Personnel	(218,933)	(84,022)	(877,192)	(14,559)	(36,286)	(44,675)	—	(1,275,667)
Employees’ and managers’ profit shares	(4,182)	(1,871)	(18,131)	(380)	—	(1,213)	—	(25,777)
Post-retirement obligations	(42,539)	(19,850)	(201,745)	—	—	(29,483)	—	(293,617)
Materials	(7,468)	(2,110)	(32,089)	(107)	(1,434)	(112)	14	(43,306)
Outsourced services	(97,890)	(21,278)	(550,614)	(20,624)	(12,231)	(7,278)	29,346	(680,569)
Depreciation and amortization	(136,400)	—	(400,754)	(25,974)	(41,836)	(11,819)	—	(616,783)
Operational provisions (reversals)	(97,543)	(9,148)	(347,608)	(456)	—	(104,038)	—	(558,793)
Construction costs	—	(11,226)	(705,296)	—	(20,232)	—	—	(736,754)
Other operating expenses, net	(35,323)	(6,550)	(240,405)	(18,501)	(7,506)	(7,178)	3,882	(311,581)

Total cost of operation	(640,278)	(156,055)	(3,373,834)	(80,601)	(119,525)	(205,796)	33,242	(4,542,847)
OPERATING COSTS AND EXPENSES	(3,923,039)	(156,317)	(8,752,321)	(80,601)	(909,386)	(205,805)	218,030	(13,809,439)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	1,384,631	390,862	(470,609)	7,788	152,178	(122,645)	2,137	1,344,342
Equity method gains in non-consolidated investees	151,126	—	—	(1,951)	—	(169,855)	—	(20,680)
Financial revenues	126,202	5,013	302,727	2,149	24,240	89,734	—	550,065
Financial expenses	(847,998)	(1,886)	(616,487)	(11,450)	(30,594)	236,464	—	(1,271,951)
PRE-TAX PROFIT	813,961	393,989	(784,369)	(3,464)	145,824	33,698	2,137	601,776
Income and Social Contribution taxes	(215,688)	(120,333)	245,677	307	(45,316)	(69,241)	—	(204,594)

NET PROFIT ( LOSS)	598,273	273,656	(538,692)	(3,157)	100,508	(35,543)	2,137	397,182

Interest of the controlling shareholders	598,273	273,656	(538,692)	(3,157)	100,076	(35,543)	2,137	396,750
Interest of non-controlling shareholder	—	—	—	—	432	—	—	432

	598,273	273,656	(538,692)	(3,157)	100,508	(35,543)	2,137	397,182

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

INFORMATION BY MARKET SEGMENT AT SEPTEMBER 30, 2016
	ELECTRICITY			TELECOMS	GAS	Other	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	14,414,449	4,267,418	18,165,610	337,745	2,737,182	2,388,972	(275,523)	42,035,853
INVESTMENTS IN AFFILIATED AND JOINTLY-CONTROLLED ENTITIES	5,291,892	1,669,849	1,754,342	17,741	—	19,264	—	8,753,088
ADDITIONS TO THE SEGMENT	740,337	—	854,060	27,630	27,390	—	—	1,649,417
ADDITIONS TO FINANCIAL ASSETS	2,255,561	36,405						2,291,966
NET REVENUE	4,268,400	953,846	8,000,957	99,711	847,565	89,562	(153,303)	14,106,738
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(2,305,000)	—	(3,857,716)	—	—	(3)	36,261	(6,126,458)
Charges for use of the national grid	(232,477)	(243)	(605,478)	—	—	—	96,782	(741,416)
Gas bought for resale	—	—	—	—	(623,503)	—	—	(623,503)

Operational costs, total	(2,537,477)	(243)	(4,463,194)	—	(623,503)	(3)	133,043	(7,491,377)
OPERATING COSTS AND EXPENSES
Personnel	(202,412)	(81,019)	(852,103)	(17,546)	(30,424)	(33,697)	—	(1,217,201)
Employees’ and managers’ profit shares	(4,095)	(2,311)	(26,939)	—	—	2,928	—	(30,417)
Post-retirement obligations	(39,975)	(15,575)	(165,845)	—	—	(27,188)	—	(248,583)
Materials	(8,118)	(2,115)	(29,226)	(74)	(1,387)	(78)	28	(40,970)
Outsourced services	(91,502)	(21,295)	(472,356)	(16,523)	(11,135)	(6,752)	17,757	(601,806)
Depreciation and amortization	(156,261)	—	(367,753)	(24,949)	(40,402)	(11,832)	—	(601,197)
Operational provisions (reversals)	(56,512)	(6,935)	(370,553)	294	—	(280,531)	—	(714,237)
Construction costs	—	(36,405)	(854,060)	—	(27,390)	—	—	(917,855)
Other operating expenses, net	(48,224)	(7,898)	(284,938)	(13,406)	(7,651)	(12,656)	2,475	(372,298)

Total cost of operation	(607,099)	(173,553)	(3,423,773)	(72,204)	(118,389)	(369,806)	20,260	(4,744,564)
OPERATING COSTS AND EXPENSES	(3,144,576)	(173,796)	(7,886,967)	(72,204)	(741,892)	(369,809)	153,303	(12,235,941)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	1,123,824	780,050	113,990	27,507	105,673	(280,247)	—	1,870,797
Equity method gains in non-consolidated investees	(155,226)	301,402	(69,934)	(25,648)	—	(3,334)	—	47,260
Financial revenues	134,676	4,100	597,394	3,275	11,548	84,198	—	835,191
Financial expenses	(998,640)	(3,673)	(847,214)	(5,047)	(29,073)	(4,368)	—	(1,888,015)

PRE-TAX PROFIT	104,634	1,081,879	(205,764)	87	88,148	(203,751)	—	865,233
Income and Social Contribution taxes	(65,006)	(217,859)	23,223	(1,962)	(25,250)	62,454	—	(224,400)

NET PROFIT ( LOSS)	39,628	864,020	(182,541)	(1,875)	62,898	(141,297)	—	640,833

Interest of the controlling shareholders	39,628	864,020	(182,541)	(1,875)	62,628	(141,297)	—	640,563
Interest of non-controlling shareholder	—	—	—	—	270	—	—	270

	39,628	864,020	(182,541)	(1,875)	62,898	(141,297)	—	640,833

*	The expense of R$ 280,531 recorded as operating provisions in the Others column refers substantially to expenses on the option to purchase investments held by the parent company and described in Note 14.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

32.	THE ANNUAL TARIFF ADJUSTMENT

On May 23, 2017 Aneel approved the result of the Annual Tariff Adjustment for the subsidiary Cemig D. It represented an average decrease in tariffs of 10.66%, in effect on May 28, 2017, through May 27, 2018.

The average negative affect of 10.66% arises from the following factors:

◾	Adjustment of the cost items of Portions A and B, contributing 1.29% to the average effect.

◾	Inclusion of the financial components calculated in the current tariff adjustment for offsetting in the subsequent 12 months, resulting in a reduction of 4.68%.

◾	Removal of the financial components established in the 2016 tariff adjustment process, which remained in effect up to the date of the adjustment being processed, contributing 7.28% reduction.

◾	Offsetting of CDE: Offsetting between the amounts payable and receivable, in the amount of R$ 974,680 in 9M17 (R$ 761,145 in 9M16).

33.	NON-CASH TRANSACTIONS

In the half-year periods ended September 30, 2017 and 2016, the Company had the following transactions not involving cash, which are not reflected in the Cash flow statements:

◾	Capitalized Finance Costs in the amount of R$ 56,851 in 9M17 (R$ 120,398 in 9M16).

◾	Offsetting of CDE: Offseting between the amounts payable and receivable, in the amount of R$ 974,680 in 9M17 (R$ 761,145 in 9M16).

34.	SUBSEQUENT EVENTS

Amendments to contracts for loans with Banco do Brasil

On October 23, 2017, the subsidiary Cemig GT signed amendments to loan contracts signed with Banco do Brasil, in the total amount of R$ 549 million, for the purpose of postponing payment of the tranches maturing on October 24, 26 and 30, 2017, for 60 days. The interest to be calculated on the debtor balance was increased from 108% of the CDO rate and 112% of the CDI rate, to 128% of the CDI rate; one of the amendments maintained the original interest rate, of 132.9% of the CDI rate. The early maturity events were also altered, to be in line with the clauses in Cemig GT’s 7th Issue of Non-convertible Debentures.

binding proposal for capitalization in Renova

On November 12, 2017, Renova received a binding proposal for primary investment of R$ 1.4 billion in Renova, at a price of R$ 6 per unit. The offer further includes an earn-out of up to R$ 1.00 (one Real) per unit, for any amount that Renova receives in the future as adjustment to the sale price of the Alto Sertão II Wind Power Complex.

The proposal also specifies conditions precedent that are usual in this type of transaction. In the event of acceptance, Brookfield will be given a period of exclusivity of 60 days, able to be extended for 30 days, to finalize the documents of the transaction.

The transaction will then be subject to consideration and approval by the governance bodies of Renova and its controlling stockholders.

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Non-binding offers related to the process of disinvestment

On November 13, 2017, in continuity with the relevant facts disclosed on August 28, 2017 and October 02, 2017, Cemig has received non-binding proposals related to its process of disinvestment, as a result of the first phase of access to the documents and information contained in the Data Room made available to potential investors in relation to the Light group.

Cemig is analyzing these proposals for possible selection for inclusion in the next phase. If a selection is made, conclusion of the disinvestment process will also be subject to: a phase of due diligence, including technical visits; submission of binding proposals; negotiations; final approvals for signature of definitive agreements for the transaction referred to; and approvals of conditions precedent that are usual in this type of transaction.

Considering the stage of the discussions, no modification was made in the accounting treatment of the investment in the jointly controlled subsidiary Light.

Capital increase proposal in Cemig

On October 26, 2017, the Extraordinary General Meeting of Stockholders approved an increase of the Company’s share capital, by up to R$ 1,000,000, through issuance of up to 66,849,505 (sixty six million eight hundred forty nine thousand five hundred five) new common shares and up to 133,150,495 (one hundred thirty three million one hundred fifty thousand four hundred ninety five) new preferred shares, all nominal, book-entry shares, each with nominal value of R$ 5.00 (five Reais), for issue price per share, for both common and preferred shares, of R$ 6.57 (six Reais and fifty seven centavos) (‘the Capital Increase’). After such increase, the subscribed and paid-in capital stock of the Company will increase from R$ 6,294,208 to 7,294,208.

All the shares resulting from this subscription will have the same rights as the shares of the same class on which the capital increase is based. The Capital Increase will be by private subscription, with present shareholders having preference to participate in proportion to their current equity holdings, on the basis of 0.1588762172 of a new share for each share held at the close of market on the day of the EGM that authorizes the Capital Increase.

Such capital increase action will allow the Company to obtain funds in the amount of up to R$ 1,314,000, being sure that the difference, in the amount of up to R$ 314,000, will be allocated to the capital reserve account. The potential dilution resulting from the issue, if any shareholder does not join the subscription, is 13.704239283% for common shares and preferred shares. The current shareholders may exercise the preemptive right to subscribe, in the period from October 30, 2017 to November 29, 2017, at 15.887624200% on the shares of the same type that they own at the end of the day of the extraordinary general meeting that deliberates on this subject.

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Report on the review of interim information

The Shareholders, Board of Directors and Officers

Companhia Energética de Minas Gerais

Belo Horizonte—MG

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Energética de Minas Gerais (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended September 30, 2017, which comprise the statement of financial position as at September 30, 2017 and the related statement of profit or loss, of comprehensive income for the three-month and nine-month periods then ended, and statement of changes in equity and cash flow statement for the nine-month period then ended, including other explanatory information.

Management is responsible for the preparation of the individual interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) – Interim Financial Reporting, and of the consolidated interim financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of Quarterly Financial Information (ITR), consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Emphasis of matters

Renewal of the concession for Jaguara, São Simão and Miranda

As disclosed in note 4 to the interim financial information, the Company is challenging the renewal of the concession contracts for the Jaguara, São Simão and Miranda hydroelectric plants. These concession contracts were terminated in August 2013, January 2015 and December 2016, respectively and were auctioned by the granting authority on September 27, 2017. Additionally, the Company is discussing administratively the amounts of the financial assets indemnifiable relative to the plants in question. The Company does not expect to incur losses arising from this matter. Our conclusion is not modified in respect of this matter.

Risks related to compliance with laws and regulations

As mentioned in Note 14 to the interim financial information, the Company holds indirect non-controlling interests in Madeira Energia S.A. (which has an investment in Santo Antônio Energia S.A.) and Norte Energia S.A. (the “Investees”), valued by the equity method. Investigations and certain legal actions conducted by the Federal Prosecution Office (MPF) involving other indirect shareholders of the Investees and certain executives of these shareholders are underway. At present, it is not possible to determine whether the results of referred to investigations and their respective developments may eventually have future consequences to the investees beyond the effects mentioned in Note 14. The Company’s interim financial information does not include any other effects that may arise from this matter. Our conclusion is not modified in respect of this matter.

Risk of continuity of the investee Renova Energia S.A. business operations

As disclosed in Note 14 to the interim financial information, the Company has indirect non-controlling interest in Renova Energia S.A. (“Renova”), which is accounted for under the equity method, and whose conditions indicate the existence of material uncertainty that may raise significant doubt as to the ability of Renova and its subsidiaries to continue as a going concern. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated Statements of Value Added (SVA) for the nine-month period ended September 30, 2017, prepared under the responsibility of Company management, the presentation of which in the interim financial information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR), and as supplementary information under the IFRS, whereby no SVA presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not consistently prepared, in all material respects, in relation to the overall accompanying interim financial information.

Audit and review of prior year/period corresponding figures

The amounts corresponding to the statement of financial position as at December 31, 2016, and the statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2016, changes in equity, cash flows and value added for the nine-month period then ended, and presented for comparative purposes, were previously audited and reviewed, respectively, by other independent auditors, who issued an unmodified opinion on their independent auditor’s report on the individual and consolidated financial statements dated April 11, 2017, and an unmodified conclusion on their review report on the individual and consolidated interim financial information dated April 27, 2017, both containing emphasis of matters on the issues described above.

Belo Horizonte (MG), November 14, 2017

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva

Accountant CRC 1BA022650/O-0

CONSOLIDATED RESULTS

(Figures in R$ ’000 unless otherwise indicated)

Results for 9M17

Net profit

For the first nine months of 2017 (9M17) Cemig reported net profit of R$ 397,182 – compared to net profit of R$ 640,833 in 9M16. The following pages describe the main variations between the two periods in revenues, costs, expenses and financial items.

We highlight that in 9M17 the subsidiaries Cemig GT and Cemig D adhered to the Minas Gerais State Tax Credits Regularization Plan (PRCT), for settlement of the ICMS tax, which totals an estimated R$ 582,956 (the amount is to be updated until the date of actual payment). This is to be paid in six equal installments, starting on October 31, 2017. The net effect posted in the third quarter results in 2017 is R$ 587,624. The amount of R$ 562,406 is recorded as deductions from revenue; and R$ 25,218 is posted as expenses (operational and financial).

As further non-recurring items in 3Q17, the Company recognized a gain on updating of the indemnity of generation assets, in the amount of R$ 259,516; and reversal of the provision relating to an Advance against future capital increase (AFAC), the effect of which in the Profit and loss account was R$ 277,723 – comprising a reversal of provision of R$ 239,445, and an item in Financial revenue of R$ 38,278 arising from monetary updating of the administrative deposit. For more details please see Notes 11 and 23.

Ebitda

(Earnings before interest, tax, depreciation and amortization)*

Cemig’s consolidated Ebitda in 9M17 was 22.98% below its Ebitda of 9M16:

Ebitda – R$ ’000	9M17	9M16	Change,%
Net profit for the period	397,182	640,833	(38.02)
+ Income tax and Social Contribution tax	204,594	224,400	(8.83)
+ Financial revenue (expenses)	721,886	1,052,824	(31.43)
+ Depreciation and amortization	616,783	601,197	2.59

= EBITDA	1,940,445	2,519,254	(22.98)

*	Ebitda is a non-accounting measure prepared by the Company, reconciled with the Interim accounting information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net profit adjusted by the effects of net Financial revenue (expenses), Depreciation and amortization, and Income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

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The most significant factors in the Ebitda 22.98% lower than in 9M16 are difference are set out below. In line with the variation in Ebitda, Ebitda margin in 9M17 was lower – at 12.80% – in 2017, than 9M16 (17.86%).

Revenue from supply of electricity

Revenue from sales of electricity in 9M17 totaled R$ 17,387,754, compared to R$ 17,315,733 in 9M16, a year-on-year increase of 0.42%.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, was R$ 15,027,061 in 9M17 – this was 1.82% lower than the figure for 9M16, of R$ 15,305,033.

The main factors in this revenue were:

◾	Lower revenues from the ‘Flag’ tariff, at R$ 258,060 in 9M17, compared to R$ 342,789 in 9M16. This mainly reflects lower amounts under the ‘red flag’ tariff in 9M17.

◾	Volume of electricity sold in 9M17 was 1.56% lower than in 1H16.

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016 (full effect in 2017).

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 10.66%, effective from May 28, 2017.

Cemig’s electricity market

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the Wholesale Trading Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

The tables below show Cemig’s market in more detail, itemizing transactions in 9M17 compared with 9M16.

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Consumption itemized by type of consumer:

	MWh
	9M17	9M16	Change, %
Residential	7,489,980	7,406,095	1.13
Industrial	13,162,944	14,541,717	(9.48)
Commercial, Services and Others	5,581,213	4,907,884	13.72
Rural	2,769,082	2,699,294	2.59
Public authorities	644,621	659,997	(2.33)
Public lighting	1,030,199	1,012,312	1.77
Public services	977,757	930,708	5.06

Subtotal	31,655,796	32,158,007	(1.56)

Own consumption	26,946	27,614	(2.42)

	31,682,742	32,185,621	(1.56)

Wholesale supply to other concession holders (1)	9,167,876	8,813,064	4.03

Total	40,850,618	40,998,685	(0.36)

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

We highlight the volume of electric power sold to the industrial consumer category, which was 9.48% lower YoY, basically due to consumers leaving the status of captive consumer and moving to become consumers in the Free Market.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD). In 9M 2017 this revenue was R$ 1,230,623, compared to R$ 1,348,132 in 9M16 – a year-on-year reduction of 8.72%. This primarily reflects the reduction of approximately 40% in the TUSD, which took place in the 2017 Annual Tariff Adjustment, applied from May 28, 2017.

CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to consumers. This balance is the amount that will be passed through to the Company, or reimbursed to the consumer through Cemig D’s next subsequent tariff adjustments. In 9M17 the amount for reimbursement was R$ 148,216, compared to R$ 937,053 reimbursable in 9M16.

This variation was mainly due to increased costs of power supply in 9M17 due to the low level of the reservoirs, with a greater difference between the amounts spent and the costs recognized in the tariff. For more details please see Note 14.

Transmission indemnity revenue

Transmission indemnity revenue was R$ 295,749 in 9M17, compared to R$ 692,211 in 9M16. In 2Q17, as a result of the Mining and Energy Ministry setting the criteria for updating of the transmission indemnity, a posting was made, backdated to 2013, of the amount of the updating of the indemnity receivable based on the regulatory cost of own capital, which had a significant impact on the revenue reported.

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We highlight the amount recorded in 2017, of R$ 149,255, for the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews. For more details see Note 14 – Financial assets of the concession.

Generation Indemnity revenue

In 9M17 the Company recognized revenue of R$ 259,516, for the adjustment to the balance of non-amortized indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17. For more details see Note 4.

Revenue from transactions in the Wholesale Trading Chamber (CCEE)

The revenue from electricity transactions in the CCEE in 9M17 was R$ 536,507, compared to R$ 138,870 in 9M16 – in other words, R$ 397,637 higher. This difference is mainly due to the increase of 322.61% in the average Spot Price (Preço de Liquidação de Diferenças – PLD), which averaged R$ 299.42/MWh in 9M17, and R$ 70.85/MWh in 9M16; and the volume of power supply available for settlement in the wholesale market in 2017.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$ 1,305,636 in 9M17, compared to R$ 1,037,126 in 9M16 – i.e. 25.89% higher YoY. This basically reflects volume of gas sold 32.10% higher YoY (982,235m³ in 9M17, vs. 743,534m³ in 9M16).

Construction Revenue

Distribution Infrastructure Construction Revenue in 9M17 was R$ 736,754, which was 19.73% less than in 9M16 (R$ 917,855). This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other operating revenues

The items in the Other Operating Revenues line comprise: Transmission Concession revenue; Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession; Gain on financial updating of the Concession Grant Fee; and Other operating revenues. Their total in 9M17 was R$ 1,561,119, or 2.18% more than in 9M16 (R$ 1,527,798). See Note 25 for the composition of operational revenues.

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Sector / Regulatory charges reported as Deductions from revenue

The charges that are recorded as deductions from operational revenue totaled R$ 8,308,094 in 9M17, or 4.72% more than in 9M16 (R$ 7,933,934).

The Company adhered to the Minas Gerais State Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários – PRCT), for settlement of ICMS (state value-added tax). The effect reported in 3Q17 was R$ 562,406 on ICMS from operational revenue.

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 9M17 were R$ 1,326,946, which compares to R$ 1,596,577 in 9M16.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the ‘Flag’ Tariff system

Charges to the Consumer related to the ‘Flag’ Tariffs were lower, at R$ 258.060 in 9M17, compared to R$ 342,789 in 9M16 – a reduction of 24.72% – mainly reflecting a decrease of the ‘red flag’ revenue in the comparative periods.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses in 9M17 totaled R$ 13,809,439, or 12.86% more than in 9M16 (R$ 12,235.941). For more on the components of Operational costs and expenses see Note 26.

The following paragraphs comment on the main variations:

Electricity purchased for resale

This expense in 9M17 was R$ 7,685,392, 24.45% higher than in 9M16 (R$ 6,126,458).

This is mainly due to expense on purchase of supply in the spot market being 166.70% higher, at R$ 1,180,780 in 9M17, compared to R$ 487,536 in 9M16 – reflecting the higher cost of power supply in the wholesale market in 2017 as a result of the low level of reservoirs, with less volume of production by hydroelectric plants. The result was a higher volume of operation of the thermal plants, for which the increase in expenditure was financed principally by the electricity distributors, which is a feature of the present regulatory model in Brazil.

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Charges for Use of the Transmission Network

Charges for use of the transmission network in 9M17 totaled R$ 791,339, an increase of 6.73% year-on-year, compared to R$ 741,416 in 9M16.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operational costs and expenses in 9M17 totaled R$ 558,793, or 21.76% less than in 9M16 (R$ 714,237). The main factors are:

◾	Variation in fair value of the investment options related to Parati and SAAG, in the amount of R$ 160,903 in 9M17, compared to a total provision of R$ 297,073 in 9M16. More details on the criteria for making of these provisions are in Note 15 (Put options).

◾	Lower provisions for consumer default – at R$ 191,343 in 9M17, compared to R$ 282,915 in 9M16 – mainly reflecting the Company’s increased efforts in collection of overdue receivables in 2017.

◾	Within contingencies, there was an increase in contingencies for employment-law cases – to R$ 188,013 in 9M17, compared to R$ 69,963 in 9M16. The increase in the amount provisioned reflects re-evaluations of potential losses in various legal actions as a result of the change in the procedural phase to provisional execution, in relation to actions disputing: the basis for calculation of hazardous work remuneration; argument for a principle of equal payment for alleged unlawful outsourcing; and subsidiary/joint liability. For more information see Note 23.

Personnel

Personnel expenses in 9M17 were R$ 1,275,667, or 4.80% more than in 9M16 (R$ 1,217,201). This arises mainly from the following items:

◾	Salary increase of 8.50%, as from November 2016, under the Collective Work Agreement.

◾	Recognition, in 2017, of an expense of R$ 197,326 on the voluntary retirement program, which compares with R$ 92,919 in 9M16.

◾	The average number of employees was down 13.49% in the comparison between the periods: 6,631 in 9M17, compared to 7,666 in 9M16.

Construction cost

Distribution Infrastructure Construction Costs in 9M17 totaled R$ 736,754, or 19.73% less than in 9M16 (R$ 917,855). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

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Gas bought for resale

In 9M17 the Company recorded an expense of R$ 789,861 on acquisition of gas, 26.68% more than its comparable expense of R$ 623,503 in 9M16. This mainly reflects a volume of gas bought for resale 33.72% higher (987,442m³ in 9M17, compared to 738,42m³ in 9M16), partially offset by lower charges under the new agreement between Gasmig and Petrobras, which reduced the daily gas offtake obligation.

Equity method gains in non-consolidated investees

The result of equity method valuation of interests in investees in 9M17 was a negative item of R$ 20,680, compared to a gain of R$ 47,260 in 9M16. The difference mainly reflects negative equity income contributions from Madeira Energia (R$ 84,553), from Fip Melbourne (Santo Antônio Plant) (R$ 73,209) and from Renova (R$ 50,048); and a lower positive gain in Taesa, due to reduction of the equity interest held in that company, which was 43.36% in September 2016, and 31.54% in September 2017. For more details see Note 15.

Net financial revenue (expenses)

Cemig reports net financial expenses in 9M17 of R$ 721,886, compared to net financial expenses of R$ 1,052,824 in 9M16. The main factors are:

◾	The financial expense on monetary variation in loans and financings was R$ 157,711 lower, due to the IPCA inflation index (indexor for the debt) being lower in 9M17, at 1.78%, than in 9M16 (5.51%).

◾	Costs of loans and financings were R$ 230,602 lower, mainly due to lower CDI rate (main indexor of the debt), which was 8.03% over the period of 9M17, compared to 10.42% in the whole of 9M16.

◾	Reversion provision related to the monetary updating of AFAC in the amount of R$239.445. For more information please see Note 23;

◾	In 9M17 the result of monetary updating of the balances of CVA was a loss of R$ 40,086 in 9M17, compared to a gain of R$ 206,967 in 9M16. The positive and negative balances of CVA are updated by the Selic rate. This difference arises from a net payable amount of CVA on September 30, 2017. In 9M16 the corresponding amount was a credit. For more information please see Note 14.

◾	The expense of monetary variation on the debt agreed with Forluz was R$ 38,381 lower, also due to the lower value of the IPCA index (indexor of the debt), as mentioned above.

For a breakdown of financial revenues and expenses please see Note 27.

Income and Social Contribution taxes

In 9M17 the expense on income tax and the Social Contribution totaled R$ 204,594, on pre-tax profit of R$ 601,776, an effective rate of 34.00%.

In 9M16, the expense on income tax and the Social Contribution tax totaled R$ 224,400, on pre-tax profit of R$ 865,233, representing an effective rate of 25.94%. These effective rates are reconciled with the nominal tax rates in Note 9.

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Results for third quarter 2017

For the third quarter of 2017 (3Q17) Cemig reports a net loss of R$ 83,666, which compares to net profit of R$ 433,502 in 3Q16. The following pages describe the main variations between the two periods in revenues, costs, expenses and financial items.

We highlight that in 9M17 Cemig GT and Cemig D adhered to the Minas Gerais State Tax Credits Regularization Plan (PRCT), for settlement of the ICMS tax, which totals an estimated R$ 582,956 (the amount is to be updated until the date of actual payment). This is to be paid in six equal installments, starting on October 31, 2017. The net effect posted in the third quarter results in 2017 is R$ 587,629. The amount of R$ 561,411 is recorded as deductions from revenue; and R$ 25,218 is posted as expenses (operational and financial).

As further non-recurring items in 3Q17, the Company recognized a gain on updating of the indemnity of generation assets, in the amount of R$ 259,516; and reversal of the provision relating to an Advance against future capital increase (AFAC), the effect of which in the Profit and loss account was R$ 277,723 – comprising a reversal of provision of R$ 239,445, and an item in Financial revenue of R$ 38,278 arising from monetary updating of the administrative deposit. For more details please see Notes 11 and 23.

Ebitda (Earnings before interest, tax, depreciation and amortization*)

Cemig’s consolidated Ebitda in 9M17 was 91.58% below its Ebitda of 9M16:

Ebitda – R$ ’000	3Q17	3Q16	Change,%
Net profit for the period	(83,666)	433,502	—
+ Income tax and Social Contribution tax	(9,334)	135,034	—
+ Financial revenue (expenses)	(12,414)	422,912	(37.69)
+ Depreciation and amortization	205,983	202,480	1.73

= EBITDA	100,569	1,193,928	(91.58)

*	Ebitda is a non-accounting measure prepared by the Company, reconciled with its financial statements in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012. It comprises: net profit adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net profit or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig’s Ebitda 91.58% lower year-on-year in 3Q17 mainly reflects the comparison of the 3Q17 loss of R$ 265,788 with the 3Q16 profit of R$ 433,502. The Company’s Ebitda margin in 3Q17 was 1.97%, which compares with 24.39% in 3Q16.

Revenue from supply of electricity

Revenue from supply of electricity was R$ 5,815,621 in 3Q17, or 0.48% higher than in 3Q16 (R$ 5,787,568).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 3Q16 was R$ 4,882,538 in 3Q17, compared to R$ 5,025,744 in 9M16 – a YoY reduction of 2.85%.

The main factors in this revenue were:

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016 (full effect in 2017).

◾	The Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 10.66%, effective from May 28, 2017.

◾	Volume of electricity sold to final consumers 1.99% higher year-on-year.

Cemig’s electricity market

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the Wholesale Trading Exchange (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

The table below shows the Cemig Group’s market in more detail, itemizing transactions in 3Q17 compared with 3Q16.

This table shows consumption itemized by type of consumer:

	MWh (1)
	3Q17	3Q16	Change,%
Residential	2,456,908	2,389,353	2.83
Industrial	4,458,794	5,031,850	(11.39)
Commercial, Services and Others	1,776,377	1,522,936	16.64
Rural	1,016,897	1,015,555	0.13
Public authorities	207,967	208,314	(0.17)
Public lighting	354,299	338,892	4.55
Public services	338,415	318,605	6.22

Subtotal	10,609,657	10,825,505	(1.99)

Own consumption	8,896	8,528	4.32

	10,618,553	10,834,033	(1.99)

Wholesale supply to other concession holders (2)	3,427,498	3,006,675	14.00

Total	14,046,051	13,840,708	1.48

(1)	Information in MWh has not been reviewed by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

We highlight the volume of electric power sold to the industrial consumer category, which was 11.39% lower YoY, basically due to consumers leaving the status of captive consumer and moving to become consumers in the Free Market.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), for transport of electricity sold. In 3Q17 it totaled R$ 330,147, compared to R$ 511,552 in 3Q16 – a year-on-year reduction of 35.46%.

CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to consumers. This balance is the amount that will be passed through to the Company, or reimbursed to the consumer through Cemig D’s next subsequent tariff adjustments.    In 3Q17 amounts to be passed through to the Company in the next tariff adjustment were recognized totaling R$ 480,112, compared to the amount of R$ 273,498 to be reimbursed, arising in 3Q16.

This variation is mainly due to the higher costs of electricity in 3Q17, with a larger difference between the amounts spent and the costs recognized in the tariff. For more details please see Note 14.

Transmission indemnity revenue

Transmission indemnity revenue in 3Q17 was R$ 25,894, compared to R$ 99,742 in 3Q16.

In 2Q16, as a result of the Mining and Energy Ministry setting the criteria for updating of the transmission indemnity, a posting was made, backdated to 2013, of the amount of the updating of the indemnity receivable based on the regulatory cost of own capital, and this had a significant impact on the revenue reported.

Generation Indemnity revenue

In 3Q17 the Company recognized revenue of R$ 259,516 for the adjustment to the balance not yet amortized of indemnity for the concessions for the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17. For more details see Note 4.

Revenue from supply of gas

The Company reported revenue from supply of gas 42.65% higher year-on-year in 3Q17, at R$ 484,491, compared to R$ 339,634 in 3Q16 – mainly reflecting the higher volume of gas sold: 375,870m³ in 3Q17, compared to 238,440m³ in 3Q16.

Construction Revenue

Construction and infrastructure revenues (transmission, distribution and gas) totaled R$ 295,720 in 3Q17, 11.49% more than their total of R$ 334,122 in 3Q16. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other items of operational revenues

The items in Other Operating Revenues – comprising Transmission Concession revenue; Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession; Gain on financial updating of the Concession Grant Fee; and Other operating revenues – were 1.85% lower in 9M17, at R$ 514,064, than in 9M16 (R$ 519,158).

Sector / Regulatory charges reported as Deductions from revenue

The total of the taxes and charges reported as deductions from revenue in 3Q17 was R$ 3,181,073 – an increase of 26.74% in relation to their total of R$ 2,509,870 in 3Q16.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company adhered to the Minas Gerais State Tax Credits Regularization Plan (PRCT), for settlement of ICMS (state value-added tax). The effect reported in 3Q17 was an expense on ICMS of R$ 587,629.

The Energy Development Account – CDE

Payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The charges for the CDE in 3Q17 were R$ 467,576, compared to R$ 571,148 in 3Q16.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the ‘Flag’ Tariff system

There was an increase in the Consumer Charges related to the ‘Flag’ tariff system: The figure for 3Q17 was an expense of R$101,625, compared to a reversal, in 3Q16, of R$ 429. This variation is due to the change in the tariff ‘Flag’ – it was ‘yellow’ in July, and ‘red’ in August, 2017, which compares to ‘green’ in 3Q16 which implies a larger incoming amount in 3Q17.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses were 31.06% higher YoY: R$ 5,160,438 in 3Q17, and R$ 3,937,376 in 3Q16. For more on the components of Operational costs and expenses see Note 26.

The following paragraphs comment on the main variations in expenses:

Electricity purchased for resale

The expense on electricity brought for resale in 3Q17 was R$ 2,942,974, or 35.60% more than in 3Q16 (R$ 2,170,348). The main factors are:

◾	The expense on purchase of electricity at auctions was 26.83% higher – at R$ 824,699 in 3Q17, compared to R$ 650,259 in 3Q16. This reflected new power purchasing agreements made in the regulated market in 2017.

◾	The expense on purchase of supply in the spot market was 107.95% higher, at R$ 408,859, in 3Q17, compared to R$ 196,612 in 3Q16 – reflecting the higher cost of supply in the wholesale market in 2017 as a result of the low level of the reservoirs, and lower output of supply by the hydroelectric plants. The result was a higher volume of operation of the thermal plants, for which the increase in expenditure was financed principally by the electricity distributors, which is a feature of the present regulatory model in Brazil.

Charges for Use of the Transmission Network

Charges for use of the transmission network in 3Q17 totaled R$ 387,078, compared to R$ 215,504 in 3Q16, a year-on-year increase of 79.62%.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Operational provisions

Operational provisions were R$ 188,875 in 3Q17, compared to a reversal of provisions totalling R$ 19,375 in 3Q16. The main factors are:

◾	Reversal of provision on the investment options related to RME and LEPSA, in the total amount of R$ 166,767, in 3Q16, which compares with provisions of R$ 85,306 made in 3Q17. More details on the criteria for making of these provisions are in Note 15 (Put options).

◾	Lower provisions for default on receivables: R$ 50,458 in 3Q17, compared to R$ 108,349 in 3Q16 – mainly reflecting a lower level of default in the period.

Personnel

The expense on personnel in 3Q17 was R$ 358,505, or 4.14% lower than in 3Q16 (R$ 373,986). This arises mainly from the following factors:

◾	A decrease of 17.39% on average number of employees in 3Q17, 6,166 compared to 7,464 in 3Q16 (7,464), partially compensated by a salary increase of 8.50% under the Collective Work Agreement, as from November 2016.

◾	Recognition, in 3Q17, of an expense of R$ 31,904 on the voluntary retirement program, which compares with R$ 29,034 in the same period of 2016.

In counterpart to the items above, the average number of employees in 3Q17 was 17.39% lower, at 6,166, than in 3Q16 (7,464).

Employees’ and managers’ profit shares

This expense in 3Q17 was R$ 886, compared to R$ 24,217 in 3Q16. The difference reflects the Company’s lower profit – since profit shares are calculated as a percentage of profit.

Construction cost

Infrastructure construction cost in 3Q17 was R$ 295,720, compared to R$ 334,122 in 3Q16 (465,924). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Gas bought for resale

In 3Q17 the Company recorded an expense of R$ 304,698 on acquisition of gas, 55.07% higher than its comparable expense of R$ 196,494 in 3Q16. This is basically reflects a higher volume of gas purchased (385,467m³ in 3Q17, compard to 234,926m³ in 3Q16).

Equity method gains in non-consolidated investees

In 3Q17 Cemig posted a net equity method loss of R$ 80,798, which compares with a net gain of R$ 33,218 in 3Q16. This principally arises from the effect of the equity effect of the equity interest in Renova, which provided an equity loss of R$ 86,601 in 3Q17, compared with a loss of R$ 26,179 in 2016 and the interest in Taesa, which provided an equity gain of R$ 45,006 in 3Q17, compared with a gain of R$ 90,873 in 2016. For more details please see Note 15.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Net financial revenue (expenses)

Cemig reported net financial revenue in 3Q17 of R$ 12,414, compared to net financial expenses of R$ 422,912 in 3Q16. The main factors are:

◾	Reversion provision related to the monetary updating of AFAC in the amount of R$239.445. For more information please see Note 23;

◾	In 3Q17 the result of monetary updating of the balances of CVA was a loss of R$ 12,006, compared to a gain of R$ 19,403 in 3Q16. The positive and negative balances of CVA are updated by the Selic rate. This difference arises from a net payable amount of CVA on September 30, 2017. In 3Q16 the corresponding amount was a credit. For more information please see Note 14.

◾	Income from cash investments was R$ 38,718 lower, due mainly to a lower volume of cash invested.

◾	Financial expense on monetary variation in loans and financings was R$ 41,277 lower, due to the lower variation of the IPCA inflation index (indexor for the debt) in the quarter – 0.59% in 3Q17, compared to 1.04% in 3Q16.

◾	Costs of loans and financing was 34.39% lower, at R$ 344,297 in 3Q17, compared to R$ 524,775 in 3Q16, due to the lower CDI rate over the period (principal indexor of the debt), of 2.29% in 3Q17, compared to 3.47% in 3Q16.

For a breakdown of financial revenues and expenses please see Note 27.

Income and Social Contribution taxes

In 3Q17 the expense on income tax and the Social Contribution tax totaled R$ 9,334, in relation to the pre-tax loss of R$ 93,000 – representing a percentage proportion of 10.04%.

In 3Q16, the expense on income tax and the Social Contribution tax was R$ 135,034, on pre-tax profit of R$  568,536 an effective rate of 23.75%. These effective rates are reconciled with the nominal tax rates in Note 9.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

The Board of Directors

Meetings

Our Board of Directors met 25 times up to September 30, 2017, for matters of strategic planning, projects, acquisition of new assets, investments, and other subjects.

Membership, election and period of office

The present period of office began with the AGM on April 29, 2016, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2018.

Principal responsibilities and duties:

The Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

◾	Decision, before signing, on any contract to be entered into between Cemig and any stockholder or a parent company of such stockholder.

◾	Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 17,355 or more.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

◾	Authorization for issuance of securities in the domestic or external market to raise funds.

◾	Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Committees

◾	These committees are made up of members of the Board of Directors, to carry out prior discussion and analysis on matters to be decided by the Board, as follows:

1.	Board of Directors’ Support Committee;

2.	Corporate Governance and Sustainability Committee;

3.	Human Resources Committee;

4.	Strategy Committee;

5.	Committee for New Business Development and Corporate Control of Subsidiaries and Affiliates; and

6.	Finance, Audit and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, economics, etc.), and very broad experience in business management. The global or individual amount of the remuneration of the Board of Directors is set by the General Meeting of Stockholders, in accordance with legislation in force at the time.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

The Audit Committee

Our Audit Board (see below) has attributions and duties specified in the Brazilian Corporate Law (Law 6404). In addition to these, in relation to the requirements of the Sarbanes-Oxley Law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC – the capital markets regulator of the United States), we opted to exercise the exemption allowed by rule 10-3A of the Exchange Act regulated by SEC Release 82–1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of eleven members whose individual functions are set by the company’s by-laws. They are elected, and may be dismissed at any time, by the Board of Directors for periods of office of three years. They may also be re-elected.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2018.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The members of the Executive Board (the Company’s Chief Officers) have individual responsibilities established by the Board of Directors and the by-laws. These include:

◾	Current management of the company’s business, complying with the by-laws, the Long-term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget.

◾	Decision on any disposal of goods, loans or financings, pledge of the company’s property, plant or equipment, or guarantees to third parties or other legal acts or transactions, with value of less than R$ 17.355 million.

◾	The Executive Board normally meets weekly. It held 37 meetings in the nine months to September 30, 2017.

The Audit Board

Meetings

◾	Ten meetings have been held in 2017 up to September 30.

Membership, election and period of office

◾	We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They comprise:

-	one member elected by the holders of the preferred shares;

-	one member elected by holders of at least 10% of the common shares outside the controlling group; and

-	three members elected by the majority stockholder.

◾	The members of the Audit Board are listed on our website: http://ri.cemig.com.br

◾	Principal responsibilities and duties:

-	As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC – the capital markets regulator of the United States), we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley Law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (in accounting, economics, business administration, and other areas). The remuneration of the members of the Audit Board shall be set by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

Résumé information on its members is on our website: http://ri.cemig.com.br.

The Sarbanes-Oxley Law

Cemig obtained the first certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is included in the annual 20–F Report relating to the business year ended December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Corporate risk management

Corporate risk management is a management tool that is an integral part of Cemig’s corporate governance practices. It identifies the events that can interfere in the process of the Company achieving its strategic objectives.

The intention is to provide senior management with information for taking of decisions, thus preserving the Company’s value. The practice of risk management is thus a competitive differentiation factor to be used not only defensively, but also as an opportunity for improvement. The structuring and analysis of operations from the point of view of risk management are factors that optimize investment in the control of the activity. They reduce costs, improve performance, and consequently help the Company achieve its targets.

Also, the need to put in place structural elements of the risk management system is one of the aspects that is evaluated for the Company’s inclusion in indices such as the DJSI World and the ISE Corporate Sustainability Index.

Cemig’s system of risk management was initially implemented in 2003, and has been constantly improved since then. A further element of the organizational structure, the Corporate Risk Management Committee (CMRC), created in 2012, has the following responsibilities: (i) to propose, for approval by the Executive Board, guidelines, policies and procedures to be adopted in the Corporate Risks Management Process, ensuring continuous improvements of the process, and arranging for it to be disseminated; (ii) to analyze and to propose to the Executive Board priority actions dealing with the risks characterized as ‘critical’, in the final exposure matrix; and (iii) to submit to the approval of the Executive Board mechanisms to make strategic monitoring operational for the corporate risks identified and effective actions to reduce financial exposure and impact on intangible assets to acceptable levels, taking into account the mitigating plans of action, which are to be in line with the Company’s Long-term Strategic Plan. The CMRC meets every two months.

In 2013 a new technological platform was installed exclusively for risk management – the SAP RM (Risk Management) module. This enabled the process of mapping of risks to take place continuously, since updating of information, verifications and assessments of the controls and plans of action become scheduled tasks to be executed by the people responsible within the system itself. This results in all the agents involved in risk management having clearly specified roles and responsibilities, also minimizing costs and use of employee time for these activities and controls. In addition, there is a flow analysis carried out by an independent group in the Company, for periodic evaluation of the controls for the purpose of auditing the effectiveness of the process.

In 2015 this platform came into full operation, generating reliable reports and providing perception of relationships between the risks that are mapped.

Several new steps were taken in 2015. The most significant of these include:

◾	Adjustments in the standard methodology for management of risks (new model for segmentation of risks, method of quantification of impacts, and approach used in raising information, also incorporating the ‘Top-down’ approach).

◾	Review and updating of the Risk Management Policy.

◾	Mapping of the principal corporate risks (‘Top Risks’), and some related to Cemig’s Socio-environmental Adaptation Program.

◾	Approval by the Board of Directors of the matrix of corporate risks and of the risk appetite assumptions.

In the process of the collection of the ‘Top Risks’ information, a survey was made with the Company’s General Managers to establish the principal subjects to be monitored, such as: Loss of concession; degree of indebtedness; liquidity; availability and reliability indicators; and omissions. This produced a matrix that expresses the joint assessment of the impact and probability of occurrence of the risk.

In particular, in relation to Cemig’s socio-environmental Adaptation Program, the risks relating to the following aspects, among others, were identified: use of water, handling of vegetation, fish deaths, environmental accidents with oils/material logistics, and compliance with environmental requirements. Cemig adopts measures to mitigate and manage exposure that are aligned with the risk appetite assumptions.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In 2016 Cemig created the Compliance and Corporate Risks (‘GC’) Management Department, under a General Manager – responsible to the CEO’s Office – enabling a greater degree of autonomy in this work.

In risk management processes, in planning of operations and in development of new business initiatives, Cemig always acts in consideration of the precautionary principle. During planning, all the factors that might present risks to health and/or safety of employees, suppliers, clients, the general population or the environment are taken into account.

Statement of Ethical Principles and Code of Professional Conduct

Cemig’s Board of Directors approved the Cemig Statement of Ethical Principles and Code of Professional Conduct in May 2004. It can be seen at http://ri.cemig.com.br . The Code aims to orient and discipline everyone acting in the name of, or interacting with, Cemig, to ensure ethical behavior at all times, and always in accordance with the law and regulations. It was updated in 2016.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Cemig Statement of Ethical Principles and Code of Professional Conduct. This includes assessment of and decision on any possible non-compliances with the document.

After the Ethics Channel (Canal de Denúncia Anônima, as we name it) was created in December 2006, to be used only by Cemig employees and workers, the Ethics Committee began to accept anonymous reports through this anonymous reporting channel, which is available on the company’s Intranet. These reports may involve irregular practices that are contrary to the Company’s interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

The Committee receives and analyzes all reports of violation of ethical principles and standards of conduct, that are presented in a written document and signed by the interested party, accompanied by indications of the corresponding means of proof (witnesses, documentation or other effective method). They can also be sent by email or telephone – the address and phone number are well known to all the company’s employees.

Our Ethics Channel – the anonymous reporting channel on the corporate intranet that we put in place in December 2006, to receive and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting – is one more step in improving transparency, and in correcting behavior, and a support in the concept of corporate governance in the Company. As a new instrument of corporate governance it improves the management of our employees and of our business, and reaffirms our ethical principles.

STOCKHOLDING POSITION OF

HOLDERS OF MORE THAN 5% OF THE VOTING STOCK

ON SEPTEMBER 30, 2017

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	214,414,739	50.96	—	—	214,414,739	17.03
Other entities of Minas Gerais State	56,703	0.01	4,860,228	0.58	8,649,862	0.39
Total, controlling stockholder group	214,471,442	50.97	4,860,228	0.58	223,064,601	17.42
AGC Energia S.A. (1)	68,545,756	16.29	—	—	68,545,756	5.45
FIA Dinâmica Energia S.A.	41,635,754	9.90	62,469,590	7.45	104,105,344	8.27
BNDESPar	54,342,992	12.92	26,220,938	3.13	80,563,930	6.40

(1)	AGC Energia S.A. is a wholly-owned subsidiary of Andrade Gutierrez Concessões S.A., a company registered with the CVM.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED STOCKHOLDING POSITION OF

THE CONTROLLING STOCKHOLDERS AND MANAGERS,

AND FREE FLOAT,

ON SEPTEMBER 30, 2017

	September 30, 2017
	Common (ON) shares	Preferred (PN) shares
Controlling shareholder	214,471,442	4,860,228
Board of Directors	103,606	181,473
The Executive Board	3	83
Shares in Treasury	69	560,649
Free float	206,189,588	832,474,513

TOTAL	420,764,708	838,076,946

Investor Relations

In 2016, through strategic actions intended to enable investors and stockholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we have increased Cemig’s exposure to the Brazilian and global capital markets.

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our stockholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

At the beginning of June 2017 we held our 22nd annual Meeting between Cemig and the Capital Markets in the city of Belo Horizonte, Minas Gerais – where these professionals had the opportunity to interact with the Company’s Directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig’s preferred and common shares (tickers: CMIG4 and CMIG3 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing preferred (PN) shares (with ticker CIG) and common (ON) shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Our by-laws include our dividend policy, and also the following targets from our Long-term Strategic Plan:

◾	Consolidated indebtedness: limited to 2 times Ebitda;

◾	Consolidated (Net debt) / (Net debt + Stockholders’ equity): limited to 40%.

◾	Consolidated funds in Current assets – limited to 5% of Ebitda.

◾	Consolidated funds allocated to capital expenditure in each business year – limited to 40% of Ebitda.

◾	Investment only in distribution, generation and transmission projects that offer real minimum internal rates of return equal to or greater than those specified in the Long-term Strategic Plan, subject to the legal obligations.

◾	Limitation of the expenses of the subsidiary Cemig D (Cemig Distribuição S.A.), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the official tariff Adjustments and Reviews.

◾	In response to temporary situations the Board of Directors may authorize figures in excess of these standards, up to the following limits:

-	Consolidated debt: maximum of 2.5 times Ebitda.
-	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%.
-	Consolidated funds in Current assets: maximum of 10% of Ebitda.

* * * * * * * * * * * *

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(The original is signed by the following signatories:)

Bernardo Afonso Salomão de Alvarenga	Bernardo Afonso Salomão de Alvarenga	Adézio de Almeida Lima
Chief Executive Officer	Deputy CEO (interim)	Chief Finance and Investor Relations Officer

Ronaldo Gomes de Abreu	Franklin Moreira Gonçalves	Maura Galuppo Botelho Martins
Interim Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Officer for Human Relations and Resources

José de Araújo Lins Neto	Thiago de Azevedo Camargo	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer

José Maria Rabelo		Luciano de Araújo Ferraz
Chief Business Development Officer		Chief Counsel

Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-85.260

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix VIII

Cemig Telecomunicações S.A. (‘Cemig Telecom’) Financial statements for the year ended December 31, 2016 and Report of External Auditors Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF THE EXTERNAL AUDITORS ON THE FINANCIAL STATEMENTS

To the Shareholders, Members of the Board of Directors, and Managers of

Cemig Telecomunicações S.A. (‘Cemig Telecom’),

Belo Horizonte, MG

Opinion

We have reviewed the financial statements of Cemig Telecomunicações S.A. – CemigTelecom (‘the Company’), which comprise the statement of financial position at December 31, 2016, and the related Profit and loss accounts, statement of comprehensive income, statement of changes in stockholders’ equity and statements of cash flow, for the business year ended on that date, and the summary of the principal accounting practices and other explanatory notes.

In our opinion, the financial statements referred to above adequately present, in all material aspects, the equity and financial position of Cemig Telecomunicações S.A. – CemigTelecom on December 31, 2016, the consolidated performance of its operations, and its consolidated cash flows, for the business year ended on that date, in accordance with accounting practices adopted in Brazil, and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

Our audit was conducted in accordance the Brazilian and international rules of auditing. Our responsibilities, in accordance with those rules, are described in the section below entitled “Responsibilities of the auditor for the audit of the financial statements”. We are independent in relation to the Company, in accordance with relevant ethical principles specified in the Accountants’ Code of Professional Ethics and in the professional rules issued by the Federal Accounting Council (CFC), and we comply with the other ethical responsibilities in accordance with these rules. We believe that the auditing evidence obtained is sufficient and appropriate as grounds for our opinion.

Emphasis of matter

Re-presentation of corresponding amounts

As mentioned in Explanatory Note 5, as a result of certain adjustments made to the financial statements of the affiliated company Ativas Data Center S.A., which affected the result of accounting for holdings by the equity method and the Company’s uncovered liabilities, the amounts corresponding to the financial statements for the period ended December 31, 2015, presented for the purpose of comparison, have been adjusted and are being re-presented as specified in CPC 23 and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Correction of Errors. Our opinion regarding this matter is unqualified.

Principal subjects of the audit

Principal Subjects of an Audit are those which, in our professional judgment, were the most significant in our audit of the current business period. These subjects have been dealt with in the context of our audit of the financial statements as a whole and in the formation of our opinion on those financial statements and, thus, we do not express a separate opinion on those subjects.

Short-term financial commitments

As mentioned in Notes 1 and 27 to the financial statements at December 31, 2016, the Company had negative net working capital of R$ 74,312,000. This subject was considered to be significant for our audit, because the process of reaching a conclusion that there was not significant uncertainty in relation to the Company’s capacity for operational continuation involved a judgment on the part of Management arising from the need for evaluation of the Company’s capacity to honor its financial commitments in the short term, especially the alternatives available for access to the financial market for long-term debt, future cash flow generation and financial support from its controlling stockholder.

Our auditing procedures addressing this principle subject of audit included: (i) involvement of more experienced and specialized auditing professionals in assessment of the subject; (ii) evaluation of the capacity for generation of operational cash flow arising from the existing concessions; (iii) evaluation of the history of funds raised, fund raising planned, and the present stage of the fund raising processes that have been begun; (v) evaluation of the financial support of Companhia Energética de Minas Gerais – Cemig, the controlling stockholder; and (v) evaluation whether the disclosures made by Management are appropriate.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Financial leasing

As mentioned in Note 9 to the financial statements, the Company entered into a leasing contract as lessee, which was assessed as being financial leasing. This subject was considered to be significant for our audit and to involve a judgment on the part of the Company’s management in the classification of the modality of leasing (operational financial).

Our procedures for addressing this principle subject of audit included: (i) involvement of more experienced and specialized auditing professionals in evaluation of the subject, including our specialists in technical and professional rules of accounting, to assist in the evaluation of the operation and the proper accounting treatment; and (ii) assessment of whether the disclosures made by the Management are appropriate.

Other matters

Added Value Statement

The Added Value Statement (DVA) for the business year ended December 31, 2016 was prepared under the responsibility of the Company’s Management, and presented as supplementary information for the purpose of IFRS. It was submitted to auditing procedures executed jointly with the audit of the Company’s financial statements. For formation of our opinion, we have evaluated whether the statements are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Accounting Pronouncement CPC 09 – Added Value Statements. In our opinion, the statements of added value have been prepared appropriately, in all their material aspects, according to the criteria defined in that Technical Pronouncement, and are consistent in relation to the financial statements taken as a whole.

Other information that accompanies the financial statements and the auditor’s report.

The Company’s management is responsible for this other information which consists of the Report of Management.

Our opinion on the financial statements does not cover the Report of Management and we do not express any form of auditing conclusion about that report.

In connection with the audit of the financial statements, our responsibility is to read the report of Management and, when doing so, to consider whether that report is in any significant way inconsistent with the financial statements or with our knowledge obtained in the audit, or in any other way appears to be significantly distorted. If, based on the work carried out, we were to conclude that there is a significant distortion in the Report of Management, we are required to communicate this fact. We have nothing to report in this respect.

Responsibilities of Management and of the governance for the financial statements

The management is responsible for the preparation and adequate presentation of these financial statements in accordance with accounting practices adopted in Brazil, and with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and for the internal controls that it has decided are necessary to make possible the preparation of financial statements that are free of material distortion, whether caused by fraud or error.

In the preparation of the financial statements, Management is responsible for evaluation of the Company’s capacity to continue operating, disclosing, when applicable, subjects related to its operational continuity and the use of this accounting base in the preparation of the financial statements, unless Management intends to liquidate the company and its subsidiaries or to cease its operations, or has no realistic alternative to avoid termination of operations.

Those responsible for the governance of the Company and its subsidiaries are the parties that have the responsibility for supervision of the process of preparation of the financial statements.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Responsibilities of the auditor for auditing the financial statement

Our objectives are to obtain reasonable certainty that the financial statements, taken as a whole, are free of material distortion, independently of whether caused by fraud or error, and to issue a report of audit containing our opinion. Reasonable certainty is a high level of certainty, but not a guarantee, that an audit carried out in accordance with Brazilian and international auditing rules always detects any existing significant distortions. Distortions may arise from fraud or error and are considered to be material when, individually or jointly, they are able to influence, within a reasonable perspective, a user’s economic decision when taken based on the said financial statements.

As a part of an audit realized in accordance with Brazilian and international auditing rules, we exercise professional judgment and maintain professional skepticism throughout the conduct of the audit. Also:

•	We identify and evaluate risks of material distortion in the financial statements, independently of whether caused by fraud or error; we plan and execute procedures of auditing in response to such risks, and we obtain appropriate and sufficient auditing evidence to ground our opinion. The risk of non-detection of material distortion resulting from fraud is greater than that resulting from error, since fraud may involve the act of deceiving or avoiding internal controls, conspiracy, falsification, omission or intentional false representations.

•	We obtain understanding of the material internal controls for the audit for us to be able to plan auditing procedures that are appropriate to the circumstances, but not with the objective of expressing an opinion on the efficacy of the internal controls of the Company and its subsidiaries.

•	We evaluate the appropriateness of the accounting policies used and the reasonableness of the accounting estimates and respective disclosures made by the Management.

•	We reach conclusions on the appropriateness of the use by Management of the accounting basis of operational continuity and, based on the evidences of auditing obtained, whether there is a material uncertainty in relation to events that might raise significant doubt in relation to the capacity of operational continuity of the Company and its subsidiaries. If we conclude that there is material uncertainty, we must call attention in our auditing report to the respective disclosures in the financial statements or include a qualification in our opinion, if the disclosures are inadequate. Our conclusions are grounded on the audit evidence obtained up to the date of our report. However, future events or conditions may lead the Company and its subsidiaries to cease to remain in operational continuity.

•	We evaluate the general presentation, the structure and the content of the financial statements, including the disclosures, and whether the Financial Statements are representative of corresponding transactions and the event in a manner that is compatible with the objective of appropriate presentation.

We communicate with the persons responsible for governance on the matter, among other aspects, of the planned scope, the period of the audit and the significant findings of the audit, including any significant deficiencies in internal controls that we identify during our work.

We also supply, to the persons responsible for governance, a declaration that we have complied with the relevant ethical requirements, including the applicable requirements for independence, and we report any relationships or matters that could considerably affect our independence including, when applicable, the respective safeguards.

Of the matters that were the subject of communication with the persons responsible for governance, we determined those that were considered to be most significant in the audit of the financial statements for the current business year and which, thus, constitute the Principal Subjects of Audit. We describe these matters in our audit report, unless any law or regulations have prohibited public disclosure of the subject, or when, in extremely rare circumstances, we may determine that this subject should not be disclosed in our report because the adverse consequences of such disclosure could, within a reasonable perspective, be greater than the benefits of communication for the public interest.

Belo Horizonte, April 6, 2017

DELOITTE TOUCHE TOHMATSU	Marcelo Salvador
Auditores Independentes	Accountant
CRC-2SP 011.609/O-8 F/MG	CRC-1MG 089.422/O-0

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

STATEMENT OF FINANCIAL POSITION (BALANCE SHEET) AT DECEMBER 31, 2016

R$‘000

ASSETS	Note	Dec. 31, 2016	Dec. 31, 2015	LIABILITIES AND STOCKHOLDERS’ EQUITY	Note	Dec. 31, 2016	Dec. 31, 2015
			(Re-presented)				(Re-presented)
Current liabilities				Current liabilities
Cash and cash equivalents	6	1,034	4,869	Loans and debentures	15	63,751	30,519
Securities – Cash investments	7	1,855	17,313	Suppliers	16	21,750	11,315
Accounts receivable from clients	8	19,249	16,173	Payroll-associated and labor-law obligations	17	5,836	4,856
Financial leasing	9	303	—	Tax obligations	18	9,573	10,476
Taxes recoverable	10	3,684	2,787	Advances from clients	19	460	460

Prepaid expenses		34	32	Total, Current liabilities
Other		899	281

Total, Current assets		27.058	41,455	Non-current liabilities

				Loans and debentures	15	37,621	8,504
Non-current assets				Payroll-associated and labor-law obligations	17, 28	2,801	1.454
Long term assets				Tax obligations	18	2,466	—
Securities – Cash investments	7	83	342	Advances from clients	19	4,579	5,069
Financial leasing	9	11,876	—	Provisions for risks	20	82	313
‘Guarantee’ overdraft accounts		—	4,062	Uncovered liabilities of jointly controlled entity	12	—	76,708
Taxes recoverable	10	2,997	2,749	Related parties	21	3,410	—
Deferred income tax and Social Contribution tax	11	8,037	11,828	Other		84	84

Derivative financial instruments	12	4,586	—	Total, Non-current liabilities		51,043	92.132

Other		908	953
				STOCKHOLDERS’ EQUITY
				Share capital	22	241,741	225,081
Investment in affiliated company	12	19,744	—	Equity valuation adjustments	28	(756)	(75)
Property, plant and equipment	13	261,613	249,761	Retained losses	22	(47,006)	(56,989)

Intangible assets	14	9,490	6,625	Total equity		193,979	168.017

Total, Non-current assets		319,334	276,320

TOTAL ASSETS		346,392	317,775	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		346,392	317,775

The Notes are an integral part of the Financial Statements.

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands of Reais, except net loss per share)

		Whole period
	Note	2016	2015
			(Re-presented)
NET REVENUE FROM PROVISION OF SERVICES	23	102,446	120,614
COST OF SERVICES PROVIDED	24	(67,868)	(83,367)

GROSS PROFIT		34,578	37,247
OTHER OPERATIONAL REVENUES (EXPENSES)
General and administrative expenses	24	(34,184)	(26.364)
Sales and marketing expenses	24	(523)	(1.280)
Other operational revenues	25	28,891	1.956
Gain on change in percentage equity holding	12	24,717	—
Operational expenses	24	(7,028)	(692)
Equity method gains in non-consolidated investees, net	12, 24	(27,165)	(28.833)

Total		(15,292)	(55.213)
NET PROFIT BEFORE FINANC. REV. (EXP.), INCOME TAX AND SOCIAL CONTRIBUTION TAX
		19,286	(17,966)

Financial revenues	26	3,999	4.053
Financial expenses	26	(9,161)	(5.778)

PROFIT BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		14,124	(19,691)
Current income tax and Social Contribution tax	11	—	(6.589)
Deferred income tax and Social Contribution tax	11	(4,141)	(9.551)

NET PROFIT (LOSS) FOR THE PERIOD		9,983	(35,831)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES IN CIRCULATION (thousands of shares)		397,683	381,023

BASIC AND DILUTED PROFIT (LOSS) PER SHARE (in Reais)		25.10	(94.04)

The Notes are an integral part of the Financial Statements.

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE PERIOD ENDED DECEMBER 31, 2016

R$ ‘000

	Share capital	Equity valuation adjustment	Retained losses	Total
BALANCES ON DECEMBER 31, 2014	225,081	248	(21,158)	204,171
Actuarial losses, net of taxes	—	(323)	—	(323)
Net loss for the period	—	—	(35,831)	(35,831)

BALANCES ON DECEMBER 31, 2015 (RE-PRESENTED)	225,081	(75)	(56,989)	168,017

Capital increases	16,660	—	—	16,660
Actuarial losses, net of taxes	—	(681)	—	(681)
Net profit for the year	—	—	9,983	9,983

BALANCES ON DECEMBER 31, 2016	241,741	(756)	(47,006)	193,979

The Notes are an integral part of the Financial Statements.

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2016

R$ ’000

	Whole period
	2016	2015
		(Re-presented)
Net profit (loss) for the period	9,983	(35,831)
Other comprehensive income:
Actuarial gains/losses – net of taxes	(681)	(323)

Total Comprehensive income for the period	9,302	(36,154)

COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	9,302	(36,154)

COMPREHENSIVE INCOME FOR THE PERIOD	9,302	(36,154)

The Notes are an integral part of the Financial Statements.

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2016

R$‘000

	Note	2016	2015
			(Re-presented)
CASH FLOW FROM OPERATIONS
Net profit (loss) for the period		9,983	(35,831)
Adjustments to reconcile net profit to cash generated by operations:		29,042	100,593

Depreciation and amortization	13, 14, 24	37,741	48,968
Costs of financings	15	8,481	5,062
Deferred income tax and Social Contribution tax	11	4,141	9,551
Current income tax and Social Contribution tax	11	—	6,589
Cost of fixed assets written off	13	309	170
Net value of financial leasing transaction	25	(3,215)	—
Appreciation of assets received from Eletronet	13, 25	(20,423)	—
Gain on change in percentage of equity holding	12	(24,717)	—
Gain on financial derivative instrument	25	(4,586)	—
Reversal of contingency provision		(231)	—
Addition (reversal) of doubtful receivables		(182)	1,195
Equity in earnings of unconsolidated investees, net	12	27,165	28,833
Provision for indemnity for contingencies in Ativas	21	3,410	—
Provision for obsolescence	13, 24	1,149	225
Variations in assets and liabilities		37,741	48,968
Reduction (increase) in assets:
Financing guarantee accounts		4,062	56
Accounts receivable from clients		(2,003)	2,673
Taxes recoverable		(1,145)	5,996
Other assets		(575)	(69)
Increase (reduction) in liabilities:
Accounts payable to suppliers and others		10,435	(2,263)
Payroll-related and tax obligations		3,981	(1,900)
Advances from clients		(490)	(491)
Other liabilities		—	(388)
Income tax and Social Contribution tax paid		(1,121)	(6,589)
Interest paid	15	(5,342)	(4,816)

Net cash from operational activities		46,827	56,971
CASH FLOWS IN INVESTMENT ACTIVITIES
Acquisition of fixed assets / PP&E	13	(41,790)	(42,969)
Reductions (increase) in securities and cash investments		15,717	(8,950)
Received under financial leasing		(658)	—
Capital increase in affiliated company	12	(98,900)	—
Increase in intangible assets	14	(901)	(8)

Net cash applied in investment activities		(126,532)	(51,927)
CASH FLOW FROM FINANCING ACTIVITIES
Capital increase	22	16,660	—
Loans and financings obtained and debentures issued	15	98,682	33,000
Payment of loans, financings and debentures	15	(39,472)	(37,887)

Net cash from (used in) financing activities		75,870	(4,887)

NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		(3,835)	157

CASH AND CASH EQUIVALENTS
At start of period		4,869	4,712
At end of period		1,034	4,869

INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		(3,835)	157

The Notes are an integral part of the Financial Statements.

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

ADDED VALUE STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2016

R$‘000

	Dec. 31, 2016%		Dec. 31, 2015%
1 – REVENUES	232,031		190,706

1.1) Sale of products and services	136,523		147,099
1.2) Reversal (provision) for doubtful receivables	181		(1,195)
1.3) Additions to fixed assets in progress	34,338		35,909
1.4) Gain on change in percentage equity holding	24,717		—
1.5) Appreciation of assets of Eletronet realized	20,423		—
1.6) Gain on financial derivative	4,586		—
1.7) Gain on financial leasing	3,215		—
1.8) Others	8,048		8,893
2 – INPUTS ACQUIRED FROM THIRD PARTIES	72,462		72,667

2.1) Cost of goods and services sold
2.2) Materials, power, outsourced services and others
2.3) Loss / recovery of asset value
2.3) Others
3 – GROSS VALUE ADDED (1-2)	159,569		118,039

4 – RETENTIONS	37,741		48,968

4.1) Depreciation and amortization	37,741		48,968

5 – NET ADDED VALUE PRODUCED BY THE ENTITY (3-4)	121,828		69,071

6 – ADDED VALUE RECEIVED BY TRANSFER	(23,166)		(24,780)

6.1) Equity method gains in non-consolidated investees, net	(27,165)		(28,833)
6.2) Financial revenues	3,999		4,053

7 TOTAL ADDED VALUE DISTRIBUTABLE (5+6)	98,662		44,291

8 – DISTRIBUTION OF ADDED VALUE	98,662	100%	44,291	100%

8.1) Personnel and payroll-related charges	28,067	28%	20,825	47%

8.1.1) Direct remuneration	16,691		13,517
8.1.2) Benefits	5,590		3,589
8.1.3) Workers’ Time of Service Guarantee Fund (FGTS)	2,746		994
8.1.4) Others	3,040		2,725
8.2) Taxes	44,513	45%	46,519	105%

8.2.1) Federal	16,579		27,063
8.2.2) State	27,934		19,456
8.3) Remuneration of external capital	16,099	16%	12,778	29%

8.3.1) Interest	9,161		5,778
8.3.2) Rentals	6,938		7,000
8.4) Remuneration of own capital	9,983	10%	(35,831)	-81%

8.4.1) Profit (loss) for the period	9,983		(35,831)

The Notes are an integral part of the Financial Statements.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Notes to the financial statements

Year ended December 31, 2016

(In thousands of Brazilian Reais – R$ ‘000 – except where otherwise indicated)

1.	Operating context

(a)	The Company

CEMIG Telecomunicações S.A. – CemigTelecom (‘the Company’) is a listed corporation and a wholly-owned subsidiary of Companhia Energética de Minas Gerais S.A. – Cemig. It offers optical fibers for carriage of telecommunication services, in the State of Minas Gerais and other States of Brazil’s Northeast and Center-West, using the electrical power transmission and distribution infrastructure of power concession holders, principally Cemig.

It is domiciled in Brazil with address at Rua dos Inconfidentes 1051, Ground Floor, Funcionários, Belo Horizonte, MG. It is authorized by the Brazilian telecoms regulator (Agência Nacional de Telecomunicações, or Anatel) to commercially operate Multimedia Communication Services (SCM), for an indeterminate period, by Act No. 41002 of December 3, 2003.

Created on January 13, 1999, CemigTelecom focuses on providing telecommunication services for the corporate segment of internet access providers (ISPs) and telecommunications operators. It operates in the wholesale market renting specialized circuits to providers of fixed telephony, mobile telephony, cable TV, business carriers, datacenters, broadband and other services.

The Company’s core business is provision of telecommunication services in the segment of operators, internet service providers (ISPs) and specialized services for the corporate segment, making network and internet access solutions available such as: Corporate internet access, data communication between head office and branch offices, high capacity, high-quality solutions, rental of specialized circuits (links, IP/MPLS networks AND VPNs), customized service for each business, connectivity solutions, and other services.

CemigTelecom makes available the largest optical network for transport of telecommunications in Minas Gerais, with presence in more than 70 cities of the state, covering approximately 90% of the state’s GDP. Additionally, it makes services available through optical networks in the metropolitan regions of Salvador, Recife, Goiânia and Fortaleza, as well as having points of presence in the cities of São Paulo and Rio de Janeiro.

To provide feasibility for the entry of a new partner into Ativas, CemigTelecom assumed a significant amount in short-term debt. As a result, on December 31, 2016 CemigTelecom’s current liabilities exceeded its current assets by R$ 74,312. On December 31, 2016, CemigTelecom’s short and long-term loans and debentures totaled R$ 63,751 and R$ 37,621 respectively, with maturities in the second and fourth quarters of 2017 in the amounts of R$ 18,134 and R$ 46,827, respectively; however, the Company reported positive operational cash flow in 2016 and 2015 of R$ 46,827 and R$ 56,971 respectively.

For the purpose of amortization of the program debt maturities, the Company expects to raise significant amounts of capital from third parties and/or entry of cash from its stockholder, and it can continue to depend on the contracting of additional debts.

The Company has various initiatives to increase liquidity through signing of new loan contracts to roll over debts, and also has the benefit of financial support from its controlling stockholder, Companhia Energética de Minas Gerais – Cemig.

Management believes that the Company has satisfactory capacity to generate operational cash flow, and the conditions necessary to comply with its short-term obligations and continue to make the necessary investments for continuation of the projects in progress.

(b)	Investment in affiliated company

Until October 18, 2016, the Company shared control, as a joint venture, of the company Ativas Data Center S.A. (‘Ativas’), with a 49% holding in the share capital of that company. As from this date, with the entry of Sonda Procwork Outsourcing Informática Ltda (‘Sonda’), a new partner in the business, its holding was diluted to 19.6%, and thereafter this interest is classified as being in an affiliated company. The management and the principal corporate decisions are exercised by the new controlling stockholder, under a stockholders’ agreement.

Ativas is an entity domiciled in Brazil. Its headquarters and technological facilities are at Rua Agenério Araújo 20, Camargos, Belo Horizonte, MG, and it has commercial offices in São Paulo, Rio de Janeiro, Porto Alegre and Curitiba. The corporate Objects of Ativas are:

(i)	provision of ITC (Information Technology and Communication) infrastructure supply services, comprising physical hosting of IT physical environments;

(ii)	storage of databases and site backup;

(iii)	provision of professional information and availability security services;

(iv)	provision of consultancy services in ITC and connectivity with sale of internet access and bandwidth; and

(v)	licensing and assignment of rights to use computer program

With the entry of the new controlling stockholder, Sonda, various actions were taken to adapt its organizational, operational and financial structure. As part of the restructuring plan of this affiliated company, in October 2016 early settlement was made of a substantial part of its loans, financings and debentures, with a view to obtaining a capital structure compatible with the size of its business

2.	Basis of preparation

(a)	Statement of compliance

These financial statements were prepared in accordance with accounting practices adopted in Brazil, which comprise: those included in the Brazilian Corporate Law, and the Pronouncements; the Orientations and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC) and by the Brazilian Securities Commission (CVM); and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

All the material information used by Management in the management of the Company is shown in the Financial Statements.

On April 6, 2017 the Board of Directors authorized the issuance of these financial statements.

(b)	Basis of measurement

The financial statements have been prepared based on historic cost as a basis of value and adjusted to reflect the fair value of assets and liabilities, when applicable.

(c)	Functional currency and currency of presentation

These financial statements are presented in Reais, the Company’s functional currency. All the financial information presented in Reais has been rounded to the closest unit of thousands, except where otherwise indicated.

(d)	Use of estimates and judgments

Preparation of financial statements under IFRS and under the rules of the CPC requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported in assets, liabilities, revenues and expenses. Future reported results may differ from these estimates.

Estimates and assumptions are continuously reviewed. Revisions in relation to accounting estimates are recognized in the period in which the estimates are reviewed, and in any future periods affected.

The information on uncertainties, assumptions and estimates that have a significant risk of resulting in a material adjustment within the next business period are included in the following explanatory notes:

•	Note 4 – Fair value of assets and liabilities

•	Note 8 – Allowance for doubtful accounts

•	Note 9 – Estimate of realization from financial leasing

•	Note 11 – Use of tax losses and realization of temporary differences

•	Note 13 – Results of investment in affiliated company

•	Notes 14 and 15 – Estimates of useful life and of residual values of fixed and intangible assets

•	Note 21 – Provisions and contingencies

•	Note 28 – Financial Instruments

•	Note 29 – Measurement of actuarial assets and liabilities of post-employment benefits to employees.

3.	Principal accounting policies

The accounting policies described in detail below have been applied consistently to all the periods presented in these financial statements.

(a)	Financial instruments

(i)	Non-derivative financial assets

The Company initially recognizes receivables and deposits on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the transaction date, which is the date on which the Company becomes one of the parties to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows on a financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets or liabilities are offset, and the net amount presented in the balance sheet, when, and only when, the Company has the legal right to offset the amounts and has the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The company has the following non-derivative financial assets:

•	Cash and cash equivalents:

This includes balances of cash and cash investments with original maturity of three months or less from the date of contracting, which are subject to an insignificant risk of change in value. Cash and cash equivalents are maintained for the purpose of meeting cash commitments in the short term and not for investment or other purposes.

•	Financial assets held to maturity:

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the company has a manifest intention, and financial capacity, to hold them to maturity. After the initial evaluation, investments held to maturity are valued at amortized cost using the effective rates method, less any impairments. The amortized cost is calculated taking into consideration any discount or premium on the acquisition, and charges or costs incurred. The amortization of effective interest is included in financial revenue, in the Profit and loss account. Losses due to impairment are recognized as a financial expense in the Profit and loss account.

•	Financial assets measured at fair value through profit or loss:

A financial asset is classified in this category if it was acquired, principally, for the purpose of sale in the short term. For this reason, they are usually classified in Current assets. However, if these assets are given in guarantee or there is any other restriction on their use in the short term, they may be classified in Non-current assets. Regular purchases and sales of financial assets are recognized on the date of the transaction, the date on which the Company undertakes to buy or sell the asset. Investments are, initially recognized at fair value. Transaction costs incurred in investments measured at fair value through profit or loss are debited to the Profit and loss account, as expenses, on the transaction date. After this date, the variations in their fair value are accounted directly in the Profit and loss account for the business period, in the group Financial revenues and expenses. These assets are written down when the rights to receive cash flows related to the asset have expired or when the Company has, significantly, transferred all the risks and benefits of its ownership.

•	Receivables:

These are financial assets with fixed or calculable payment which are not quoted on an active market. These assets are recognized initially at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost by the effective interest method, less any loss by impairment.

Receivables include accounts receivable from clients and other credits.

(ii)	Non-derivative financial liabilities

The Company recognizes debt securities issued initially on the date on which they are originated. All other financial assets are recognized initially on the transaction date on which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are withdrawn, are canceled or expire.

The Company has the following non-derivative financial liabilities: Loans, Suppliers, and Other accounts payable.

These liabilities are recognized initially at fair value, plus any attributable transaction costs. After the initial recognition, they are measured at amortized cost using the effective rates method.

(iii)	Share capital

Common shares – Common shares are classified as stockholders’ equity. Additional costs directly attributable to issuance of shares and options on shares are recognized as deductions from Stockholders’ equity, net of any tax effects. The whole of the Company’s share capital is represented by common shares.

Minimum mandatory dividends, when declared, in accordance with the by-laws, are recognized as a liability.

(iv)	Derivative financial instruments

When applicable, derivatives are recognized initially at their fair value and the attributable transaction costs are recognized in the Profit and loss account when they are incurred. After the initial recognition, derivatives are measured at fair value and changes in fair value are accounted in the Profit and loss account.

(b)	Property, plant and equipment

(i)	Recognition and measurement.

Items of PP&E are measured at historic cost of acquisition or construction, less accumulated depreciation, and any accumulated impairment losses, when applicable.

The cost includes expenditures that are directly attributable to the acquisition of an asset. The cost of assets built by the entity itself include the cost of materials and direct labor, any other costs, including those of loans on qualifiable assets, that are necessary to placement of the asset in the location and condition necessary for it to be able to operate in the manner intended by the Management.

Any software purchased that is an integral part of the functionality of an item of equipment is capitalized as part of that equipment

When parts of an item of PP&E have different useful lives, they are recorded as individual items (principal components) of PP&E.

Gains or losses on disposal of an item of fixed assets/PP&E are calculated by comparison with the proceeds of the sale with the accounting value of the item, and are recognized, net, in Other revenues, in the Profit and loss account.

(ii)	Spare part assets

Materials and equipment with the status of spare parts of certain items of PP&E, whose probable future allocation is to replace assets in operation and to be used for more than one business year are classified in Spare part inventory, in PP&E, until their final allocation. New assets acquired for this purpose are incorporated into PP&E in service only at the moment when they are requisitioned. Goods withdrawn from PP&E in service due to replacement are reintegrated into the inventory of spare parts and their depreciation is normally continued, provided that their repair and reuse are possible.

(iii)	Subsequent costs

The cost of substitution of a component of PP&E is recognized in the book value of the item when it is probable that the economic benefits incorporated into the component will flow to the Company and that their cost can be reliably measured. The book value of a component replaced by another is transferred to the inventory of spare parts of written off, depending on the case. The costs of routine maintenance of PP&E are recognized in the Profit and loss account when incurred, and include the amount paid for the services of de-activation and repair, and also the cost of materials and components necessarily for replacement and re-placement of the asset in a functioning condition.

(iv)	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or on a substitute amount of cost, less residual value.

Depreciation is recognized in the Profit and loss account based on the straight line method in relation to the estimated useful lives of each part of an item of PP&E, since this method is the one that most closely reflects the pattern of consumption of future economic benefits incorporated into the asset.

As revealed in Note 13, the Company’s management reviews, annually, the estimate of useful lives and of the residual values of assets at least once in each business year, or whenever any indication of alteration in these estimates is identified. Any adjustments are recognized as changes in accounting estimates.

Assets leased are depreciated for the period that is shorter of: The period of the lease and their useful lives; unless it is reasonably certain that the Company will obtain ownership at the end of the period of leasing. Land holdings are not depreciated.

The estimated useful lives for the present and compared periods are presented in Note 14.

When it is possible to identify one or more asset associated with a specific solution that aims to comply with a specific contract for provision of services, their useful lives become limited to the estimated period of validity of the contract.

(c)	Intangible assets

(i)	Licenses for use of software

Software use licenses acquired from third parties are recorded in intangible assets and measured based on costs of acquisition and implantation, and are amortized by the respective estimate useful life.

Software acquired as an integral part of the functionality of an item of equipment is recorded as a cost of that equipment and classified in PP&E.

(ii)	Other intangible assets

Other intangible assets that are acquired by the Company and which have finite useful lives are measured at cost, less accumulated amortization and any accumulated impairment.

(iii)	Amortization

Amortization of intangible assets is calculated on the cost of an asset or other substituted amount of cost, less residual value.

Amortization is recognized in the Profit and loss account on the straight-line method in relation to the estimated useful lives of intangible assets, with the exception of any goodwill premium, as from the date on which these are available for use, since this method is the one that best reflects the pattern of consumption of future economic benefits incorporated into the asset. The estimated useful lives for the present and compared periods are presented in Note 14.

Methods of amortization, useful lives and residual values are reviewed at each closing of a financial year and adjusted if necessary.

(d)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect that can be reliably estimated on the estimated future cash flows of that asset.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of the amount payable to the Company on conditions that the Company would not consider in other transactions, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers any impairment of receivables or investments held to maturity individually. All receivables and investments held to maturity that are individually significant are evaluated for impairment.

An impairment loss in relation to a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the Profit and loss account and reflected in an allowance account against receivables. If in a later period an impairment can be objectively related to an event that took place after the impairment having been recognized, the impairment previously recognized is reversed in the Profit and loss account, provided that the book value of the investment on the date of this reversal does not exceed the amortized cost if the impairment had not been recognized.

(ii)	Non-financial assets

The book values of the Company’s non-financial assets, with the exception of deferred income tax and Social Contribution tax, are reviewed at least on each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. In the case of goodwill premium and intangible assets with undefined useful life, the recoverable value is estimated every year at the same time.

The recoverable value of an asset or a cash-generating unit (unidade geradora de caixa, or UGC) is the greater of: Value in use; and fair value less in estimated sale expenses. When evaluating the value in use, future estimated cash flows are discounted to present values using the pre-tax discount rate that reflects the existing market conditions in relation to the recoverability of the capital and the specific risks of the asset. For the purpose of testing recoverable value, assets that cannot be tested individually are grouped together in the smallest group of assets that generates entry of cash and is in continual use which are largely independent of the cash flows of other assets or groups of assets (UGCs). For testing of impairment of goodwill, the amount of the goodwill ascertained in a business combination is allocated to the UGC or the group of UGCs for which the benefit of synergies from the combination is expected. This allocation reflects the lowest level at which the goodwill is monitored for internal purpose and is not greater than an operational segment, determined in accordance with IFRS 8 and CPC 22.

An impairment is recognized if the book value of an asset or its UGC exceeds its estimated recoverable value. Losses of value are recognized in the Profit and loss account. Impairments related to the UGCs are allocated initially to reduce the book value of each item of goodwill allocated to the UGCs, and then, if there is remaining impairment, to reducing the book value of the other assets within the UGC or group of UGCs, on a pro-rata basis.

The corporate assets of the Company do not generate cash inflow individually. If there is an indication that a corporate asset shows impairment, then the impairment is allocated to the UGC or group of UGCs to which the corporate asset belongs, on a reasonable and consistent basis.

An impairment related to goodwill is not reversed. For other assets, impairments recognized in prior periods are evaluated at each reporting date for any indications that the impairment may have increased, diminished or no longer exist. An impairment is reversed if there has been a change in the estimates used to determine the recoverable value. An impairment is reversed only when the book value of the asset does not exceed the book value that has been ascertained, net of depreciation or amortization, if the impairment had not been recognized.

(e)	Benefits to employees

(i) Mixed	Benefit Private Pension Plan (‘Plan B’)

This is a defined-benefit contribution plan in the fund accumulation phase for retirement benefits for normal time of service, and as a defined-benefit plan for disability or death of participants still in active employment, and for receipt of benefits for time of contribution.

A defined contribution plan is a post-employment benefits plan under which an entity pays fixed contributions into a separate entity (pension fund) and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the Statement of income in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset if a cash refund or a reduction in future payments is available.

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services rendered in the current and prior periods. The future benefit is discounted to present value at an interest-free interest rate. Any unrecognized costs of past service and the fair value of any plan assets are deducted. The discount rate is the yield presented on the reporting date for AA credit-rated bonds, or in their absence based on rates for government securities, that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the asset recognized is limited to the total of any unrecognized costs of past service and the present value of actuarial losses and the present value of the economic benefits available in the form of future reimbursements or reductions in future contributions to the plan.

An economic benefit is available to the Company if it is realizable during the life of the plan.

The costs of passed services are recognized immediately in the Profit and loss account. Actuarial gains and losses arising from adjustment based on experience and on changes in the actuarial assumptions are reported directly in Stockholders’ equity, as Other comprehensive income, when they occur, and are not reclassified for the Profit and loss account.

(ii)	Other long-term benefits to employees – Health (‘Integrated Pro-Saúde’) Plan and Dental Plan

The Company’s net obligation in respect of employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior years. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds, or in their absence based on rates for government securities, which have maturity dates approximating the conditions of the Company’s obligations. The calculation is carried out by the projected unit credit method. Actuarial gains and losses are recognized in the Profit and loss account in the period in which they arise.

(f)	Provisions

A provision is recognized, as a result of a past event, if the Company has a legal or constructive obligation that can reliably be estimated and it is probable that an economic resource will be required to settle the obligation.

(g)	Recognition of revenue

Operational revenue comprises the fair value of the consideration received or to be received for provision of rental and services in the normal course of the Company’s activities. Operational revenue is recognized when there is convincing evidence that it is probable that the financial economic benefits will flow to the entity, and that the amount of operational revenue and the respective associated costs can be reliably estimated and/or measured. Revenue is presented net of taxes, cancellations and unconditional discounts, and also net of eliminations of transactions not realized between related parties.

(i) Provision	of services

The Company considers to have been provided any services which, by formal commercial agreement, result in an irrecoverable obligation to deliver to its clients the benefits arising from the operational activities exercised by the Company, independently of the way in which they are settled.

Services are provided continuously to clients for the period agreed in the contract. Revenues are recognized in the Profit and loss account based on the stage of delivery or availability of the services contracted.

a) Telecoms

Article 60 of the General Telecommunications Law (LGT), Law 9472 of July 16, 1997, defines telecommunication service as: “The group of activities that makes possible the offer of capacity for transmission, emission or reception, by wire, radio, optical means or any other electromagnetic process, of symbols, characters, signals, written matter, images, sounds or information of any type”. Such services are divided into various modalities. The Company is authorized by Anatel to provide telecommunication services in Multimedia Communication Service (Serviço de Comunicação Multimídia, or SCM) modality, under the SCM regulations approved by Anatel Resolution 614 of May 28, 2013. The contracts for provision of services are remunerated on fixed monthly bases, the values of which are negotiated principally as a function of the rate of transmission, distance between the connected points, quantity contracted and fidelity period, which generally varies between one and five years.

Telecommunications revenues comprise the initial amount agreed in the contract, plus any variations arising from additional requests, less any amounts agreed to be omitted and/or other discounts arising from incentive arrangements based on volume of contracting. Revenues are recognized as long as it is probable that they will result in revenue and can be reliably measured.

The amount attributable of revenue in relation to the stage of delivery or availability of the telecommunication services is measured, on a monthly basis, in the manner specified in contracts. Services begun or canceled during the course of the month of reference are valued on a pro-rata-die basis, in proportion to the extent of delivery or having been placed at disposal of clients.

(ii)	Other revenues

a)    Rental of networks

Certain commercial agreements provide for use by the client of part of the Company’s fiber optic networks, without, however, any equipment or services of its ownership or responsibility being allocated to these networks. This is not to be confused with telecommunication service, since it does not fulfill the characteristics of the definition in the General Telecommunications Law.

Rental revenue is recognized in the Profit and loss account by the accrual method in the period of a contract.

b)    Right of way (sub-rental of transmission and distribution infrastructure)

The Company has a “Right of way” contract on the transmission and distribution lines of Cemig, for which concession it pays monthly to the concession grantor, through a share of revenue, which constitutes a type of royalty varying with the revenue received by the Company. This operational agreement confers on the Company the possibility of subrogation of these rights of passage to third parties, provided there is express agreement by the grantor. The revenue from right of way arising from subrogation of such rights is recognized by the accrual method, according to the essence of the applicable contracts.

c)    Indemnity for early rescission of contract

Contracts for telecommunication services have protection clauses that guarantee for the company the right of indemnity (pre-set penalty representing losses and damages) in the event of early and unilateral cancellation of the agreement by clients, so as to ensure the minimum return on the investment realized by the Company in providing the service contracted.

(h)	Financial revenue (expenses)

Financial revenues are, principally, revenue from cash investments, late charges on overdue telecoms service account, and interest on other financial assets. Interest income is recognized in the Statement of income using the effective interest method.

Financial expenses are, principally, financial costs on debentures and loans. Interest expense on the Company’s borrowings is recognized in the Profit and loss account using the effective interest method.

(i)	Leasing transactions

1)	Operational leasing transactions

Leasings in which a significant portion of the risks and benefits of the ownership is retained by the lessor are classified as ‘operational leasing’. Payments made under operational leasing agreements (net of any incentive amounts received from the lessor) are recognized by the lessee in the Profit and loss account by the straight-line method during the period of contracting of the leasing.

2)	Financial leasing – assets and liabilities

Leasings of PP&E assets in which the Company substantially holds all the risks and benefits inherent to ownership are classified as ‘financial leasings’, the minimum payments of which are systematically and separately allocated between unrealized assets and liabilities and revenues or expenses to be appropriated. Financial expenses are allocated at each period during the period of the leasing, aiming to produce a constant periodic rate of interest on remaining balance of the asset or liability.

At the same time, as shown in Note 9, the Company leased certain assets and liabilities in which the main characteristics of the contract indicated their classification as financial leasing, and as a result recorded the transaction as a disposal.

The assets acquired in the modality of financial leasing, and lessee, are classified in PP&E and depreciated in accordance with their estimated useful life.

3)	Policy on identification and classification of leasing transactions

At the beginning of a contract, it is defined whether or not the document is or contains a leasing agreement. A specific asset is the object of a leasing agreement if compliance with the contract depends on the use of that specific asset. Leasing agreements in the terms of which the lessee assumes the risks and benefits inherent to ownership are classified as financial leasings. In the initial recognition, asset and liability are recognized at amounts equal to the fair value of the asset leased, or if lower, to the present value of the minimum payments of the leasing contract, each one being determined at the start of the leasing contract. The Company, when it is lessee, depreciates the asset leased in accordance with the expected useful life in the same way as its own assets, or for a shorter period, if applicable, as per terms of the leasing contract in question At the same time, when the Company is lessor, it writes down the asset leased against the profit for the business year. Receipts or minimum payments of financial leasings are segregated into two components: The financial expense, and the reduction of the outstanding asset or liability.

Other leasing agreements are classified as operational leasing and are recognized as an expense on the straight-line basis during the period of the leasing, unless any other systematic basis is more representative of the timing pattern of the benefit.

(j)	Income tax and Social Contribution tax

Income tax and the Social Contribution tax, current and deferred, are calculated based on the rates of: income tax at 15%, plus the additional rate of 10% on taxable income exceeding R$ 240,000 (two hundred and forty thousand Reais) per year; and for the Social Contribution tax, 9% on taxable profit. They include the offsetting of tax losses/carryforwards for both taxes, the aggregate total of which offsetting is limited to 30% of the real profit.

The expense on Income tax and the Social Contribution tax comprises current and deferred tax. The current tax and the deferred tax are recognized in the Profit and loss account unless they relate to a business combination, or items directly recognized in Stockholders’ equity or in Other comprehensive income.

1)	Current income tax and Social Contribution tax

The current tax is the expected tax payable or receivable on the taxable profit for the business year, at the rates currently in force or substantially in force on the reporting date, and any adjustment to the taxes payable in relation to prior years. The taxable profit is different from the profit presented in the income statement, because it excludes revenues or expenses that are taxable or deductible in other reporting periods, and also excludes items that are non-taxable or non-deductible permanently. The provision for income tax and Social Contribution tax is calculated based on the rates in force at the close of the reporting period.

2)	Deferred income tax and Social Contribution tax

This is the effect arising from the difference of treatment between the accounting profit and the taxable profit ascertained in each period – these figures can arise from calculation of tax losses offsetable in future periods or recording of accounting transactions which, due to express provisions of law, have their tax effects (positive or negative) suspended or postponed – also known as temporary differences.

Deferred tax is not recognized for the following temporary differences: initial recognition of assets or liabilities in a transaction that is not a business combination and which does not affect accounting, nor taxable profit or loss; and differences related to investments in subsidiaries and controlled entities, when it is probable that they will not be reversed in a foreseeable future.

Positive (receivable) deferred income tax ceases to be recognized in the financial statements when it is probable that, in the light of existing evidence, the economic benefits of tax deductibility of the credits which gave rise to it will not be available for use to offset future taxable profit, or their realization is uncertain, indeterminate, or does not fulfill the requirements for accounting recognition specified in CVM (Securities Commission) Instruction 371/02. Deferred income tax and Social Contribution tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax is measured at the rates that it is expected will be applied to the temporary differences when they are realized, based on the legislation in effect on the reporting date.

Deferred tax assets and liabilities are classified individually as ‘Non-current’ assets or liabilities, independently of whether there is any expectation of realization or reversal in the subsequent business year, and may be set off against each other if there is a legal right to offset current tax liabilities and assets, and if they are related to income taxes posted by the same tax authority on the same taxable entity.

(k)	Profit per share

1)	Basic

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to the controlling shareholders and non-controlling interest of the Company by the common shares outstanding in the respective period.

2)	Diluted

Diluted EPS is calculated by the said average number of shares in circulation, adjusted for any instruments potentially convertible into shares, with dilutive effect, in the periods presented, in the terms of CPC 41 (IAS 33).

In view of the non-existence of financial instruments that could cause dilution of the capital, no differences were calculated between basic and diluted profits of the Company.

(l)	Segment reporting

Operational segments are strategic units of a business that offer different services, whose operations are separately managed and which require the application of different technologies and operational strategies Reportable operational segments are defined based on the reports used by Management for taking decisions and monitoring business, and are frequently reviewed by the Executive Board of the Company.

The financial statements of the Company include only one material operational segment. This being so, for the purpose of these financial statements only the operational segment related to the business of provision of telecommunications infrastructure was considered.

(m)	Statements of added value

The Company has prepared an Added Value Statement (DVA) in accordance with technical pronouncement CPC 09 – Added Value Statements, which is presented as an integral part of the financial statements in accordance with BRGAAP applicable to listed companies, while under IFRS its status is that of additional information.

(n)	Distribution of Interest on Equity, and dividends

Distribution of dividends, and Interest on Equity, to the Company’s stockholders is recognized as a liability in the financial statement at the moment when these benefits are declared. Under the Company’s by-laws, decision on payment of interim Interest on Equity is a decision for the Board of Directors. The tax benefit arising from Interest on Equity is recognized in the Profit and loss account, by reduction of the taxable amount of current income tax and Social Contribution tax.

(o)	Adoption of new and/or revised accounting pronouncements, orientations and interpretations

1)	New and revised rules and interpretations, applicable for the business year ending December 31, 2016

The following new and revised elements of IFRS, in effect for business years starting on or after January 1, 2016, were adopted in the financial statement Adoption of these new and revised components of IFRS applicable to the Company had no material effect on the amounts reported and/or disclosed for the current and prior periods.

Pronouncement	Description
• Changes to IFRS 10, IFRS 12 and IAS 28	• Investment entities: Applying the exception of consolidation
• Alterations to IFRS 11	• Accounting of acquisitions of interests in joint operations
• Alterations to IAS 1	• Disclosure initiative
• Alterations to IAS 16 and IAS 38	• Clarification on acceptable methods of depreciation and amortization
• Alterations to IAS 16 and IAS 41	• Agriculture: Carrying amounts for plants
• Alterations to IAS 27	• Equity reporting method and separate financial statement
• Annual Improvements	• 2012-2014 IFRS Cycle

2)	New and revised rules and interpretations already issued and not yet adopted:

Pronouncement	Description
• IFRS 9	• Financial instruments (b)
• IFRS 15	• Revenue from contracts with clients (b)
• IFRS 16	• Leasing (c)
• Alterations to IFRS 2	• Share-based Payment
• Alterations to IFRS 10 and IAS 28	• Sale or contribution of assets between an investor and its affiliate or joint venture (d)
• Alterations to IAS 7	• Disclosure initiative (d)
• Alterations to IAS 12	• Recognition of deferred tax assets for unrealized losses (a)
• IFRIC 22	• Advances in foreign currencies (b)
• Annual Improvements	• 2014-2016 IFRS Cycle (a) (b)
• Alterations to IAS 40	• Transfer of investment properties (b)

(a)	In effect for annual periods starting on or after January 1, 2017, with early adoption allowed.

(b)	In effect for annual periods starting on or after January 1, 2018, with early adoption allowed.

(c)	In effect for annual periods starting on or after January 1, 2019, with early adoption allowed.

(d)	In effect for annual periods starting on or after a date to be decided.

The Company’s Management is evaluating the possible effects arising from the revisions of IFRS 9, 15 and 16, and adjustments to IFRS 12.

4.	Determination of fair value of assets and liabilities

Numerous accounting policies and disclosures of the Company call for determination of the fair value of assets and liabilities, financial and non-financial. The fair values have been calculated for the purposes of measurement and/or disclosure based on the methods below. When applicable, the additional information on the assumptions used in calculation of fair values is disclosed in specific notes to the asset or liability concerned.

(i)	Derivatives

When applicable, derivatives are recognized initially at their fair value; and the attributable transaction costs are recognized in the Profit and loss account when they are incurred. After the initial recognition, derivative are measured at fair value.

(ii)	Non-derivative financial liabilities

Fair value, which is determined for the purposes of disclosure, is calculated based on the present value of the principal, and future cash flows, discounted at the market interest rate found on the reporting date. For financial leasing transactions, the interest rate is found by reference to similar leasing contracts.

5.	Re-presentation of the financial statements

The Company’s financial information for the period ended December 31, 2005, presented for the purpose of comparison, has been adjusted and is being re-presented, as specified in CPC 23 – Accounting policies, changes in estimates and correction of errors, and CPC 26(R1) – Presentation of accounting statements, due to certain adjustments made in the financial statements of the affiliated company Ativas. The effects resulting from these adjustments have an impact on the gain accounted by the equity method on holdings in non-consolidated investees, in the Profit and loss account, and the balances of accounts of uncovered liabilities of the subsidiary, and retained losses in the Statement of financial position (Balance sheet). The Management of CemigTelecom believes that this change presents its operations in the most reliable form and results in reliable and material information. These alterations have no effect on the initial balances at January 1, 2015, which is why the column relating to the balances on that base date has not been presented.

The effects on the financial statements of the Company can be demonstrated as follows:

STATEMENT OF FINANCIAL POSITION

	Dec. 31, 2015
	Initial balance	Adjustments	Balance Re-presented
Current assets	41,455	—	41,455
Non-current assets	276,320	—	276,320

Total assets	317,775	—	317,775

Current liabilities	57,626	—	57,626
Non-current liabilities	90,127	—	92,132
Uncovered liabilities of jointly controlled entity	74,703	2,005	76,708
Other non-current liabilities	15,424	—	15,424
Stockholders’ equity
Share capital	225,081	—	225,081
Equity valuation adjustments	(75)	—	(75)
Retained losses	(54,984)	(2,005)	(56,989)

Total equity	170,022	(2,005)	168,017

Total liabilities and Stockholders’ equity	317,775	—	317,775

PROFIT AND LOSS ACCOUNT

	Dec. 31, 2015
	Initial balance	Adjustments	Balance Re-presented
Net revenue from provision of services	120,614	—	120,614
Cost of services provided	(83,367)	—	(83,367)

Gross profit	37,247	—	37,247
Net operational revenue (expenses)	(26,380)	—	(26.380)
Equity method gains in non-consolidated investees, net	(26,828)	(2,005)	(28.833)

Total	(53,208)	(2,005)	(55.213)

Operational profit before Financial revenue (expenses)	(15,961)	(2,005)	(17,966)
Net financial revenues (expenses)	(1,725)	—	(1.725)

Profit before income and Social Contribution taxes	(17,686)	(2,005)	(19,691)
Current income tax and Social Contribution tax	(6,589)	—	(6.589)
Deferred income tax and Social Contribution tax	(9,551)	—	(9.551)

Net loss for the period	(33,826)	(2,005)	(35,831)

STATEMENT OF COMPREHENSIVE INCOME

	Dec. 31, 2015
	Initial balance	Adjustments	Balance Re-presented
Net loss for the period	(33,826)	(2,005)	(35,831)
Other comprehensive income:
Actuarial losses, net of taxes	(323)	—	(323)

Total Comprehensive income for the period	(34,149)	(2,005)	(36,154)

STATEMENTS OF CASH FLOW

	Dec. 31, 2015
	Initial balance	Adjustments	Balance re-presented
Net loss for the period	(33,826)	(2,005)	(35,831)
Adjustments to reconcile net profit to cash generated by operations:	98,588	2,005	100,593

Provision made for doubtful receivables	1,195	—	1,195
Equity method gains in non-consolidated investees, net	26,828	2,005	28,833
Depreciation and amortization	48,968	—	48,968
Other adjustments for reconciliation of Net profit for the period	22,792	—	22,792
Variations in assets and liabilities	(7,791)	—	(7,791)

Net cash from operational activities	56,971	—	56,971
Net cash applied in investment activities	(51,927)	—	(51,927)
Net cash applied in financing activities	(4,887)	—	(4,887)

INCREASE IN CASH AND CASH EQUIVALENTS	157	—	157

CASH AND CASH EQUIVALENTS
At start of period	4,712	—	4,712
At end of period	4,869	—	4,869

INCREASE IN CASH AND CASH EQUIVALENTS	157	—	157

6.	Cash and cash equivalents

	Dec. 31, 2016	Dec. 31, 2015
Cash and bank deposits	261	1.359
Fixed-income funds
Bank certificates of deposit (a)	105	872
Overnight (b)	668	2.638

Total	1,034	4,869

On December 31, 2016, the Company had 100.00% of its cash investments (cash equivalents and securities – Note 7) in the Pampulha Fund (Fundo Pampulha), an exclusive investment fund of the Cemig Group. The weighted average profitability of the financial investments of the Pampulha Fund in this period was approximately 106.31% of the rate for interbank certificates of deposit, published by Cetip S.A. – the CDI Rate (this percentage was 103.0% on December 31, 2015).

(a)	Floating rate bank CDs, remunerated at a percentage of the CDI Rate (which varies between 100.5% and 105.25%, depending on the transaction).

(b)	Short-term (overnight) transactions (usually Treasury bonds, notes, etc., referenced to a fixed rate), with availability for redemption on the next day after investment.

7.	Securities

Securities refers to: (i) fixed-income securities, comprising units in funds managed by financial institutions that meet the requirements for reputation, reliability and solidity established by the controlling stockholder group; and (ii) investments in securities and bank CDs (CDBs), with maturities of more than 90 days, the amounts of which, reported in Current assets, take into account the expectation of realization in the short term.

Fixed income securities	Dec. 31, 2016	Dec. 31, 2015
Current
Fixed-income funds
Bank certificates of deposit (a)	59	2,873
Debentures (b)	131	3,242
Treasury Financial Notes (c)	349	1,890
Financial Notes – Banks (d)	1,316	9,308

Subtotal	1,855	17,313

Non-current
Financial Notes – Banks (d)	25	338
Other	—	4
Debentures and Notes	58	—

Subtotal	83	342

Total	1,938	17,655

(a)	Floating-rate bank CDs, remunerated at a percentage of the CDI rate (varying between 100.5% and 105.25%, depending on the transaction).
(b)	Floating-rate debentures, remunerated at a percentage of the CDI rate (varying between 100% and 113%, depending on the transaction).
(c)	Floating-rate treasury Financial Notes, the remuneration of which is given by the variation of the daily Selic rate recorded between the date of settlement of the purchase and date of maturity of the security plus, if any, premium or discount at the moment of purchase.
(d)	Floating-rate bank Financial Notes, remunerated at a percentage of the CDI (between 104.25% and 112.7%, depending on the transaction).

8.	Accounts receivable from clients

	Dec. 31, 2016	Dec. 31, 2015
Related parties (Note 21) (*)	5,210	1,919
Third parties	15,464	16,713
Allowance for doubtful accounts	(1,425)	(2,459)

Total	19,249	16,173

(*)	Excluding the amounts of ICMS tax of the entities linked to the Government.

Below is a summary of past due accounts receivable, by time overdue:

	Dec. 31, 2016
Past due accounts receivable	Related parties	Third parties	Total	Dec. 31, 2015
1 to 30 days	1,059	1,847	2,906	1,880
31 to 60 days	1,070	311	1,381	179
61 to 90 days	543	100	643	85
91 to 180 days	201	223	424	242
Over 180 days	766	1,749	2,515	2,456

Total	3,639	4,230	7,869	4,842

Provision for doubtful receivables)	—	(1,425)	(1,425)	(2,459)

Percentage loss recognized on past due accounts receivable	0%	34%	18%	51%

The estimate for losses on doubtful receivables is recorded after individual assessment of the receivables. Those on which there is doubt as to realization have their losses recognized in the Profit and loss account in the amount expected to be incurred.

The change in the estimate for losses on accounts receivable can be expressed as follows:

	2016	2015
Balance on January 1	(2,459)	(1,264)
Provision permanently written off	853	—
New provisions	(101)	(1,195)
Reversals	282	—

Balance at December 31	(1,425)	(2,459)

On December 31, 2016 the Company had a total of R$ 5,354 in accounts receivable from clients up to 180 days past due, of which R$ 4,504 was settled by February 2017. The other credits are in negotiation.

9.	Financial leasing

Leasing transactions in which the Company is lessor and substantially transfers the risks and benefits of ownership to the lessee are classified as financial leasings. These transactions are recognized as a receivable at the lower of: Fair value of the asset leased; and Present value of the flow of receipts specified in the contract, discounted at a risk-free interest rate. Interest related to leasing is recognized in the Profit and loss account as Financial revenue during the period that the contract is in force.

Dec. 31, 2016
GPON network – condominiums	12,179

Total	12,179

Current	303

Non-current	11,876

GPON network – condominiums

On July 5, 2016 Cemig signed an irrecoverable leasing contract with Algar Telecom S.A. (Algar) for the FTTH GPON Network owned by CemigTelecom, located in 39 residential districts and condominiums in the Southern Zone of the Metropolitan Region of Belo Horizonte. The contract, signed for a period of 15 years, specifies monthly remuneration of R$ 112 in the first 60 months, and R$ 132 as from the 61st month, with annual adjustment by the IGP-M inflation index.

The nominal value of the flows of receipts specified in the contract was as follows:

Dec. 31, 2016
Up to 1 year	1,344
1 to 5 years	7,080
After 5 years	13,494

Total	21,918

The value of the considerations receivable on the transaction date was R$ 12,306, discounted to present value based on a real interest rate of 9% per year.

10.	Taxes recoverable

	Dec. 31, 2016	Dec. 31, 2015
ICMS (local state value added tax) (a)	4,929	4,695
Income tax and Social Contribution tax recoverable	595	426
Income tax withheld at source	1,098	401
Other	59	14

Total	6,681	5,536

Current	3,684	2,787

Non-current	2,997	2,749

(a)	This refers, basically, to ICMS tax credits recoverable, stated separately on tax invoices for acquisitions of PP&E assets. These can be used in up to 48 months from their being recording in the CIAP (Fixed Assets ICMS Tax Credit Monitoring) book.

11.	Current and deferred income tax and Social Contribution tax

The item Deferred income tax and Social Contribution tax refers to the deferred tax credit constituted, principally, on temporary differences, tax losses and negative balances of Social Contribution tax ascertained up to the reporting date. Reporting of the deferred income tax is based on a technical study of viability made by the Executive Board and approved by the Audit Board and the Board of Directors on March 18, 2016.

The assumptions used in the preparation of that technical feasibility study were based on the projection of future taxable profits. On December 31, 2015, considering the Company’s business plan and the outlook for the macroeconomic scenario, the feasibility study indicated that future taxable profits foreseen for the period of 10 years would not be sufficient to exhaust the totality of tax credits recorded, and for this reason the Company reverted part of the deferred income tax and Social Contribution tax recognized in prior years, in the amount of R$ 13,491, of which R$ 12,057 referred to the tax loss and negative base for Social Contribution tax, and R$ 1,434 in temporary differences. Since this is a change of estimate, the adjustment was recognized in the Profit and loss account with a counterpart in Expenses on income tax and deferred Social Contribution tax.

On December 31, 2016 a further technical study was made, which indicated the possibility of complementing the balance of deferred income tax and Social Contribution tax with the amount of R$ 1,569.

The portion of tax credits not recognized amounts to R$ 10,385. This amount will be maintained under monitoring in the tax records until it satisfies the technical requirements for its accounting recognition.

The accounting value of the deferred tax asset is reviewed periodically, and the forecasts, annually. If there are material factors that change the forecasts, the technical feasibility study will be reviewed by the Company during the business year.

	Dec. 31, 2016	Dec. 31, 2015
Assets
Deferred tax credits
Tax losses and negative Social Contribution balances	4,973	1,599
Allowance for doubtful accounts	451	425
Provision for swap balance in the assets of Ativas	1,159	—
Voluntary retirement program	539	—
Profit sharing (‘PLR’)	—	844
Depreciation – Law 11941/09	7,018	6,834
Actuarial loss recorded in Other comprehensive income	390	38
Provision for obsolescence	390	—
Provision for impairment of investment	1,495	1,495
Other temporary additions	623	593

Total, deferred income tax/Social Contribution receivable	17,038	11,828

Liabilities
Deferred tax obligations
GPON network condominium leasing	(764)	—
Gain on derivative financial instruments	(1,559)	—
Appreciation of assets received from Eletronet	(6,678)	—

Total, deferred income tax and Social Contribution payable	(9,001)	—

Net non-current assets	8,037	11,828

The reconciliation of the expense calculated by application of the nominal tax rates and of the expense of income tax and Social Contribution reported in the Profit and loss account for the year is as follows:

	Year
	2016	2015
Profit (loss) before income tax and Social Contribution tax	14,124	(19,691)
Gain on change in percentage equity holding	(24,717)	—
Equity in earnings of unconsolidated investees, net	27,165	28,833

Profit before income and Social Contribution taxes	16,572	9,142
Nominal rate of income and Social Contribution tax	34%	34%

Income tax and the Social Contribution tax	(5,635)	(3,108)
Adjustments to obtain effective rate:
Tax effects applicable to:
Deductions for tax incentives	—	312
Other additions and exclusions, net	(75)	147
Partial posting (reversal) of deferred income tax and Social Cont.	1,569	(13,491)

Income and social contribution taxes – effective expense	(4,141)	(16,140)

Income tax and Social Contribution tax
Current	—	(6,589)
Deferred	(4,141)	(9,551)

Total	(4,141)	(16,140)

The Company’s statements of the Company’s earnings are subject to review by the tax authorities for a period of five years. Other taxes, charges and contributions are also subject to the conditions, under applicable legislation.

The changes in the deferred tax assets during the 2016 business year can be shown as follows:

	Balance on Dec. 31, 2015	Accumulated in the year		Balance on Dec. 31, 2016
Deferred tax credits		Inclusions	Utilization
Tax losses and negative Social Contribution balances	1,599	3,374	—	4,973
Allowance for doubtful accounts	425	26	—	451
Provision for swap balance in the assets of Ativas	—	1,159	—	1,159
Voluntary retirement program	—	539	—	539
Profit sharing (‘PLR’)	844	—	(844)	—
Depreciation – Law 11941/09	6,834	184	—	7,018
Provision for obsolescence	—	390	—	390
Provision for impairment of investment	1,495	—	—	1,495
Other temporary additions	593	30	—	623

Total	11,790	5,750	(844)	16,648

Deferred tax obligation
GPON network condominium leasing	—	(764)	—	(764)
Gain on derivative financial instruments	—	(1,559)	—	(1,559)
Appreciation of assets received from Eletronet	—	(6,678)	—	(6,678)

Total	—	(9,298)	—	(9,001)

Tax credit (obligation) recognized in Profit and loss account	11,790	(3,548)	(844)	7,647

Actuarial loss recorded in Other comprehensive income	38	352	—	390

Total of tax credit (obligation) recognized	11,828	(3,196)	(844)	8,037

12.	Investment in affiliated company

On December 31, 2015 the Company was holder of 49% (forty nine per cent) of the voting stock of the company Ativas Data Center S.A. On December 31, 2015 the Company was holder of 49% (forty nine per cent) of the voting stock of the company Ativas Data Center S.A. On October 19, 2016 entry of the new strategic stockholder, Sonda Procwork Outsourcing Informática Ltda. (‘Sonda’) as one of the stockholders of Ativas Data Center S.A. was concluded. The closing took place after approval of the transaction without restrictions by Brazil’s Monopolies Authority, Cade, and compliance with the other conditions precedent, on October 19, 2016.

Following the subscription by Sonda of R$ 114,000, through a capital increase, Sonda holds 60% of the equity of Ativas; CemigTelecom holds 19.6% (representing share capital of R$ 98,900); and Ativas Participações holds 20.4% (representing share capital of R$ 102,937). Since after the transaction CemigTelecom no longer had shared control of Ativas, its interest was from that point onward recognized as investment in an affiliated company.

Until the finalization of the phase of construction of its datacenter, in January 2011, Ativas was pre-operational and by December 31, 2016 it had reported accounting losses of R$ 323,867 since its constitution in 2009 (R$ 194,040 up to Dec. 31, 2015).

The principal information on this affiliated company is given below, aligning the accounting practice of Ativas with those of CemigTelecom:

	Dec. 31, 2016	Dec. 31, 2015
		(Re-presented)
Assets	180,449	230,698
Liabilities	51,735	292,450
Net equity (uncovered liability)	128,714	(61,752)
Net revenue	67,557	59,212
Profit (loss) for the period	(126,744)	(39,047)

The development of the investment in the capital of Ativas in 2015 and 2016 is as follows:

Dec. 31, 2015			Dec. 31, 2016
	Re-presented
Jan. 1, 2015	Equity income	Dec. 31, 2015	Balance Jan. 1, 2016	Equity income	Gain on dilution of holding	Capital increase	Balance Dec. 31, 2016
(47,875)	(28,833)	(76,708)	(76,708)	(27,165)	24,717	98,900	19,744

The value of the investment on December 31, 2016 and 2015 can be shown as follows:

	Dec. 31, 2016	Dec. 31, 2015
Stockholders’ equity of the investee as per company’s accounts	128,714	(61,752)
Effect of deferred income tax asset recognized by investee	(27,979)	(94,796)
Adjusted stockholders’ equity of investee	100,735	(156,548)
Percentage interest (%)	19,6%	49%

Investments valued by the equity method	19,744	(76,708)
Premium paid on subscription	4,397	4.397
Provision for impairment of the premium	(4,397)	(4,397)

Balance of the investment (uncovered liability)	19,744	(76,708)

Loss by equity method	(27,165)	(28,833)

This shows the stockholding structure of Ativas on December 31, 2016 and 2015:

	Dec. 31, 2016		Dec. 31, 2015
Stockholder	Thousand shares	Stake, %	Thousand shares	Stake, %
Ativas Participações S.A.	93,134	20.40%	68,144	51.00%
Cemig Telecomunicações S.A.	89,482	19.60%	65,472	49.00%
Sonda Procwork Outsourcing Informática Ltda.	273,925	60.00%	—	—

Total	456,541	100%	133,616	100%

Capital increase

Injections of capital in 2016

			October 19, 2016
	Feb. 16, 2016	Mar. 14, 2016	1st tranche	2nd tranche	Total
CemigTelecom	3,800	12,860	45,000	37,240	98,900
Ativas Participações	3,955	13,385	46,837	38,760	102,937
Sonda Procwork	—	—	—	114,000	114,000

Total	7,755	26,245	91,837	190,000	315,837

Financial assets/liabilities relating to sale/purchase options

On October 19, 2016, Cemig Telecomunicações S.A. – ‘CemigTelecom’, Ativas Participações S.A. (‘Ativas Participações’) and Sonda Procwork Outsourcing Informática Ltda. (‘Sonda’) signed an investment contract, for entry of Sonda as stockholder of the investee Ativas Data Center S.A. (‘Ativas Data Center’), which until that date was an exclusive investee of CemigTelecom (49%) and Ativas Participações (51%).

After the entry of the new partner Sonda, by dilution of CemigTelecom and Ativas Participações, Sonda assumed stockholding control, as owner of 60.0% of the shares of Ativas Data Center, the stockholder CemigTelecom and Ativas Participações S.A. now holding 19.6% and 20.4%, respectively.

As part of the process of stockholding restructuring, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by CemigTelecom) and a Sale Option Agreement (issued by Sonda).

These resulted in CemigTelecom simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net profit of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to sixteen times the adjusted net profit of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for the business year 2016. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement was carried out by specialized consulting company through the use of the Black-Scholes-Merton (BSM) model, it being ensured that its results were consistent with other stochastic approaches involving numerical procedures.

In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on December 31, 2016; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the value of the transaction in shares of Ativas by Sonda, which took place on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills (Letras do Tesouro Nacional – LTNs). The time to maturity was calculated assuming exercise date on March 31, 2021. Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyzes and on information of comparable listed companies. The exercise prices of adopted in the BSM method were corroborated with statistical distributions analyzed through numerical procedures. On December 31, 2016, the derivative financial instrument is recorded, with the amount of R$ 4,586, in the account line Derivative financial instrument, in Assets.

13.	Property, plant and equipment

	Dec. 31, 2016			Dec. 31, 2015
	Cost	Accumulated depreciation	Net value	Net value
Land	82	—	82	82
Real estate property	55	(16)	39	40
Facilities	68	(25)	43	102
Machinery and equipment	11	(2)	9	10
Furniture and utensils	1,524	(1,074)	450	472
Computers and peripherals	1,953	(1,760)	193	270
Test instruments	2,833	(2,674)	159	238
Improvements	246	(227)	19	33
Satellite reception system	9,283	(9,282)	1	2
Telecoms network equipment	361,943	(266,084)	95,859	94,869
Materials	61,098	(38,694)	22,404	25,009
Cable	192,373	(91,632)	100,741	106,141
OPGW cables	18,894	(630)	18,264	—
ADSS cables	1,529	(153)	1,376	—
Network infrastructure	19,342	(13,140)	6,202	7,869
Fixed assets in progress	17,146	—	17,146	14,849

Subtotal	688,380	(425,393)	262,987	249,986

Provision for obsolescence	(1,374)	—	(1,374)	(225)

Total, net	687,006	(425,393)	261,613	249,761

The depreciation rates and remaining useful lives were determined through technical opinions issued by engineers of the Company, and reflect the expectation of useful life of the goods and assets, as follows:

Depreciation rates and useful lives of the assets:

Class of asset	Average percentage depreciated up to Dec. 31, 2016	Average remaining useful life (years)	Annual average depreciation rates

Real estate property	29%	35.5	2%
Facilities	37%	6.3	10%
Machinery and equipment	18%	8.2	10%
Furniture and utensils	70%	3.0	10%
Computers and peripherals	90%	0.5	20%
Test instruments	94%	0.6	10%
Improvements	92%	0.4	20%
Satellite reception system	100%	0.0	8%
Telecoms network equipment	74%	2.4	11%
Materials	63%	5.2	7%
Cable	48%	10.5	5%
OPGW cables	3%	14.5	7%
ADSS cables	10%	4.5	20%
Network infrastructure	68%	5.8	3 to 10%

The movement in PP&E in 2016 can be shown as follows:

	Dec. 31, 2015	Additions		Written off		Transfers		Dec. 31, 2016
Land	82	—		—		—		82
Real estate property	55	—		—		—		55
Facilities	152	—		(84)		—		68
Machinery and equipment	11	—		—		—		11
Furniture and utensils	1,469	55		—		—		1,524
Computers and peripherals	1,934	19		—		—		1,953
Test instruments	2,833	—		—		—		2,833
Improvements	246	—		—		—		246
Satellite reception system	9,283	—		—		—		9,283
Telecoms network equipment	342,087	—		(7,684)	(d)	27,540		361,943
Materials	61,301	—		(2,560)	(d)	2,357		61,098
Cable	190,788	—		(3,983)	(d)	5,568		192,373
OPGW cables	—	18,894	(c)	—		—		18,894
ADSS cables	—	1,529	(c)	—		—		1,529
Network infrastructure	19,342	—		—		—		19,342
Fixed assets in progress	14,849	41,716	(a)	(225)		(39,194)		17,146

Total cost	644,432	62,213		(14,536)		(3,729)		688,380

Accumulated depreciation	(394,446)	(35,976)		5,029	(d)	—		(425,393)
Provision for obsolescence	(225)	225		(1,374)		—		(1,374)

Net amount depreciable	249,761	26,462		(10,881)		(3,729)	(b)	261,613

(a)	Spending relating to projects in progress for expansion of telecommunications networks and inventories.
(b)	Transfers made between PP&E lines and intangible assets (Note 14).
(c)	Assets transmitted by Eletronet S.A.
(d)	The write-offs made in the period are as described in Note 9, goods which the Company has leased, the main characteristics of the contract of which indicated their classification as financial leasing, the transaction consequently being posted as a disposal.

The Company periodically evaluates the useful lives applied to its assets that have defined useful life. The evaluation of useful lives of the assets are carried out by professionals of the Company’s technical engineering team, and they consider, among other aspects, the following principal indications for formation of their opinion: (i) technical information related to the use and maintenance of the assets; (ii) outlook for technological and market changes; (iii) the Company’s capacity to obtain services and parts in the market for replacement of goods; and (iv) the possibility of realizing upgrades in the related equipment and software, and also of the capacity for its combination with future technologies.

For tax purposes, the useful lives of the assets accepted by the tax legislation were maintained, and the difference between the accounting and tax bases are treated as temporary differences, the effects resulting from which are recognized as a deferred tax credit or debit in the period in which those differences occur.

Receipt of assets by reason of a contract

In the third quarter of 2016 the Company recognized ownership of certain assets transferred by Eletronet S.A, comprising 715 Km of OPGW cables, in the amount of R$ 18,894 and ADSS cables in the amount of R$ 1,529, by reason of a provision in a contract which transferred ownership and domain over these assets to CemigTelecom.

During the period of the contract, bankruptcy of Eletronet was declared, on May 16, 2003, with continuity of its operations being maintained. This fact had no effect on compliance with the contract signed between the parties, but the legal uncertainty caused by the possibility of these assets being confiscated by the receiver and the unpredictable consequences, led to a scenario of uncertainty that continued even after the date of extinction of the contract in 2015.

In the first quarter of 2016 a Rio de Janeiro court gave judgment ratifying the settlement with the creditors governing the assets of the company, and the bankruptcy was ended. Due to the complexity of the case, the Company’s legal advisors, for prudence, recommended that these assets should be recorded in the accounts only when all the elements indicating that the risks of loss of this right, and of the legal uncertainties, were no longer present.

In view of the present stage of the process and the expiration of the period for a contrary statement by the creditors and the Public Attorneys’ office, and also the acceptance of the conditions of payment ratified in the court agreement referred to, the Company’s legal advisors concluded that the chance of modification of the judgment could be considered improbable.

The Company’s management, based on the existing evidence as a whole and on the conviction of its internal and external legal advisors as to the remoteness of the possibility of reversal of the legal situation of Eletronet, decided in favor of accounting recognition of these assets, and contracted a specialized company for their valuation. That Company’s opinion, issued on June 30, 2016, indicated the total amount of R$ 20,423, and remaining useful economic life of 15 years, for the OPGW cables and five years for the ADSS cables.

14.	Intangible assets

	Dec. 31, 2015	Accumulated in the year			Dec. 31, 2016
		Additions	Transfers
Software use license	1,137	901	—		2,037
Grant of radio concession	230	—	—		230
Management systems	9,268	—	3,729		12,998

Total cost	10,635	901	3,729		15,265

Accumulated amortization	(4,010)	(1,765)	—		(5,775)

Net value amortizable	6,625	(864)	3,729	(a)	9,490

(a)	The remaining balances in the transfers shown in the table above refer to the transfers made between the accounts Fixed assets and Intangible assets (Note 13).

Amortization rates and useful lives: The annual amortization rates practiced for the 2016 business year were as follows:

Class of asset	Estimated useful life (years)	Average percentage amortized up to Dec. 31, 2016	Average remaining useful life (years)	Annual average depreciation rates

Software use license	5 years	83%	0.8	20%
Grant of radio concession	15 years	11%	13.4	6.7%
Management systems	10 years	30%	7.0	10%

15.	Loans and debentures

	Dec. 31, 2016	Dec. 31, 2015
Debentures (a)	—	16,414
Promissory Notes (b)	—	22,609
Loan (c)	101,372	—

Total	101,372	39,023

Current	63,751	30,519

Non-current	37,621	8,504

(a)	Debentures

The movement of the financing via BNDES – Debentures in the year was as follows:

Debentures		Accumulated in the year
BNDES	Balance on	Payment of interest	Amortization	Charges appropriated	Balance on
	Dec. 31, 2015				Dec. 31, 2016
1st. Series	8,157	(524)	(8,157)	524	—
2nd. Series	3,003	(606)	(3,003)	606	—
3rd. Series	1,119	(60)	(1,119)	60	—
4th. Series	2,434	(145)	(2,434)	145	—
5th. Series	1,001	(79)	(1,001)	79	—
6th. Series	758	(39)	(758)	39	—

Subtotal	16,472	(1,453)	(16,472)	1,453	—

Funding costs	(58)	—	—	58	—

Total	16,414	(1,453)	(16,472)	1,511	—

On October 14, 2016, the Company made early settlement of the debtor balance on the First Debenture Issue, as specified in Clause 15 of the Debenture Deed. The debtor balance including financial charges on the date of payment was R$ 10,741. On October 17, 2016 the BNDES issued the term of quittance and release of the guarantees. On November 3, 2016 the guarantee account in the amount of R$ 4,187 was redeemed.

(b)	Promissory Notes

On December 23, 2015, under CVM Instructions 566 (of July 31, 2015) and 476 (January 16, 2009), the Company made its second issue, in a single series, of commercial Promissory Notes (‘2nd NP’) in the total amount of R$ 23,000, represented by 46 (forty six) Promissory Notes with nominal unit value of R$ 500, guaranteed by a surety from Companhia Energética de Minas Gerais – Cemig, under the regime of firm guarantee of subscription, through public distribution, with restricted distribution efforts, and maturity at 360 (three hundred and sixty) days from issue date, paying remuneratory interest at 120.0% (one hundred and twenty per cent) of the CDI Rate. The proceeds from the issue were used to replenish the Company’s cash position.

The movement of the loan in the modality Promissory Notes in the year was as follows:

		Accumulated in the year
	Dec. 31, 2015	Payment of interest	Amortization	Charges appropriated	Dec. 31, 2016
Single Series	23,073	(3,889)	(23,000)	3,816	—
Funding costs	(464)	—	—	464	—

Total	22,609	(3,889)	(23,000)	4,280	—

On December 19, 2016, the Company made settlement of the debtor balance on the promissory notes. On the date of payment the total of the amount due and financial charges was R$ 26,889.

(c)	Loans

	Dec. 31, 2015	Funds raised	Charges appropriated	Dec. 31, 2016
Sonda Procwork (1)	—	45,000	1,310	46,310
Sonda Procwork (2)	—	37,240	1,086	38,326
Cemig Holding company (3)	—	18,000	134	18,134

Subtotal	—	100,240	2,530	102,770

Funding transaction costs	—	(1,558)	160	(1,398)

Total	—	98,682	2,690	101,372

(1)	Loan from Sonda, at 110% of CDI, due October 19, 2017, to support the investment in Ativas Datacenter.
(2)	Loan from Sonda, rate 110% of CDI, to support the investment in Ativas Datacenter. The loan becomes due on date of exercise of the put option by the Company, as regulated by the Stockholders’ Agreement.
(3)	Loan from Cemig Holding company, at 132.9% of CDI, due April 30, 2017, to support working capital.

16.	Suppliers

	Dec. 31, 2016	Dec. 31, 2015
Third parties	11,606	6,369
Related parties (Note 21) (*)	10,144	4,946

Total	21,750	11,315

(*)	Leaves out of account the amounts of ICMS tax of the entities linked to the Government, and indemnity for contingencies in Ativas.

The Company’s exposure to currency and liquidity risks on suppliers and accounts payable is given in Note 27.

17.	Payroll-associated and employment-law obligations

	Dec. 31, 2016	Dec. 31, 2015
Vacation pay, 13th salary and charges payable	2,906	2,284
Employee profit shares	1,257	2,483
Long-term benefits to employees (Note 28)	2,801	1,454
Voluntary retirement program	1,583	—
Other	90	89

Total	8,637	6,310

Current	5,836	4,856

Non-current	2,801	1,454

Voluntary retirement program

On March 18, 2016 the Company’s management launched the Incentivated Voluntary Retirement Program (PDVI) for 2016, with the objective of adapting the workforce to the needs of the Company’s Business Plan, for preservation of the staff necessary for optimization of its processes and costs, maintaining the focus on achieving the targets of its strategic plan and generation of value. Employees could accept the terms of the plan as from March 21, to May 19, 2016.

12% of the Company’s staff joined the program. It was available to employees with administrative and technical careers with at least 13 years’ work at CemigTelecom or with any other company provided they were retired or qualified for retirement. The retirement dates were programmed at the Company’s option, and may occur in up to 18 months after the termination of the acceptance period. The plan provides a financial incentive equivalent to 0.4 times the monthly salary for each year of employment relationship with the company, for those who joined in the first 30 days of the joining period, and of 0.2 times the salary for those who joined between the 31st day of the period and its closing date. Additionally, the program grants those with eligible employment the right to receive the 40% ‘penalty’ payment on the balance of the employee’s FGTS account, as well as receipt of the other dismissal amount specified by law.

18.	Tax obligations

	Dec. 31, 2016	Dec. 31, 2015
Income tax withheld at source (IRRF)	341	284
Corporate income tax (IRPJ)	—	497
The Social Contribution tax on net profit (CSLL)	—	269
ICMS (local state value added tax)	2,560	1,838
The Contribution to Finance Social Security – Cofins	1,320	459
Social Integration Program (PIS)	286	99
Telecommunication Services Universalization Fund (FUST)	90	77
Telecoms Technical Development Account – FUNTTEL	7,137	6,722
Other	305	231

Total	12,039	10,476

Current	9,573	10,476

Non-current	2,466	—

(a)	As from January 2016, various Brazilian states increased the rate of ICMS tax on telecommunication service to improve the cash situation of the states, as follows:

State	Change in rate (from – to)	Legislation
Minas Gerais	25% – 27%	Law 21781/2015
Pernambuco	28% – 30%	Law 15599/2015
Ceará	27% – 30%	Law 5892/2015
Rio de Janeiro	27% – 30%	Law 7175/2015
Rio Grande do Norte	27% – 30%	Law 9991/2015

(b)	With the conversion of Provisional Measure 638/14 into Law 12996/14, and consequent renewal of permission for payment in installments as per Laws 11941/09 and 12249/10, the Company sought to include the debits to FUNTTEL for the years 2006 to 2013 within the REFIS program. This was however negated on administrative basis, due to its not being inscribed in the national receivable debt.

The Company reacted to this by seeking an order of mandamus against the act of an allegedly coercive authority, seeking to force those debits into the debt refinancing program referred to, but the case and the application for mandamus were refused and the case set aside. This case awaits judgment in appeal to the Regional Federal Appeal Court of the 1st Region.

The accumulated value of the tax obligation on December 31, 2016 is R$ 7,137, including interest and penalty payments calculated up to that date on the debts past due.

The debits incurred as from 2014 are being paid regularly.

Due to the remote possibility of inclusion of the FUNTTEL debits in the REFIS program, the company awaits the inscription of these debits in the Federal Receivable Debt register, with a view to arrangement for payment of the outstanding balance in installments, directly with the federal government. Until December 31, 2016, the debits for the years 2008 and 2009 were inscribed in the Federal Receivable Debt. The amounts receivable were agreed to be paid in ordinary installment in 60 months.

The movement on the installment payment of debits to FUNTTEL, inscribed in the Federal Receivable Debt, was as follows:

	Accumulated in the period
Tax year	Consolidated costs	Amortization	Charges appropriated	Balances at December 31, 2016
2008	1,006	(132)	44	918
2009	880	(90)	45	835

Total	1,886	(222)	89	1,753

19.	Advances from clients

	Contract Signed	Period of contract	Amount contracted	Dec. 31, 2016		Dec. 31, 2015
				Accumulated revenue		Accumulated revenue
Contract				Appropriated	To be appropriated	Appropriated	to be appropriated
1 optical fiber pair for 181 km	08/08/2011	10 years	2,187	1,149	1,041	930	1,257
1 optical fiber pair for 46 km	12/10/2012	20 years	925	185	740	138	787
1 optical fiber pair for 231 km	12/04/2013	20 years	3,822	584	3,238	392	3,430
Other			515	495	20	460	55

Total			7,449	2,413	5,039	1,920	5,529

Current					460		460

Non-current					4,579		5,069

The contracts related to the advances from clients are for irrevocable concession of dark fiber pairs, not including the grant of any equipment or provision of any telecommunication services.

The contracts have average duration of 17 years and do not contain clauses for renewal or option for sale of the assets. The revenue linked to these contracts, recognized in the year ended December 31, 2016, was R$ 493.

20.	Provisions for risks

	Dec. 31, 2016	Dec. 31, 2015
Civil cases	—	313
Employment-law cases	82	—

	82	313

On December 31, 2016, the Company had a provision for risks and contingencies identified by management of R$ 83 (R$ 313 on December 31, 2015), representing employment-law claims, in which the chances of loss have been assessed as ‘probable’.

Classification of the contingencies in relation to expectation of loss

	Chances of loss assessed as:
	‘Remote’	‘Possible’	‘Probable’	Total
Tax cases (a)	80	—	—	80
Employment-law cases (b)	188	1,801	82	2,071
Civil cases (c)	31	479	—	510

Total	299	2,280	82	2,661

(a)	The tax cases are for claims of incorrect allocation of tax liabilities in charging of social contributions in the telecommunication sector (Fust/Funtel), which Anatel has the responsibility for collecting. There are also tax disputes on the legitimacy of the manner of joint charging of federal and state taxes, and also defenses in tax execution.
(b)	A great majority of the employment law cases are from employees of other companies, contractual partners of CemigTelecom, in which CemigTelecom is included as defendant, in which the plaintiff requests concession of salary equality and the same advantages that the Company pays to its employees.
(c)	The civil cases include a class action by the Public Attorney’s Office of Minas Gerais, questioning the legality of outsourcing of services, where the manpower employed is alleged to be related to the Company’s end-activity. Judgment was given against CemigTelecom at first instance and it was ordered to pay a fine of R$ 200, and prohibited from continuing to employ outsourced labor in these activities. In 2014, the Company obtained an injunction from the Higher Employment Law Appeal Court, suspending the effects of the first instance judgment until the result of a General Precedent Case currently before the Federal Supreme Court. The Company’s lawyers have assessed the chances of loss as ‘possible’ and in the event of the judgment against it being upheld the Company may be compelled to carry out part or all of those activities with direct employees. On March 22, 2017, the lower house of Congress approved Draft Law 4302/1998, which closes the discussion by allowing companies to outsource their end-activities. This Draft Law was sanctioned by the President of the Republic and published in the Federal Official Gazette on March 31, 2017.

21.	Related party transactions

CemigTelecom is a wholly-owned subsidiary of Companhia Energética de Minas Gerais S.A – Cemig, which has as its principal stockholders, with the right to vote, the Government of the State of Minas Gerais (51%) and Andrade Gutierrez Concessões Energia (20%). The controlling group, Cemig, also has direct stockholding interests in the following principal companies: Axxiom Soluções Tecnológicas S.A. (49%), Cemig Geração e Transmissão S.A. (100%), Cemig Distribuição S.A. (100%), Companhia de Gás do Estado de Minas Gerais S.A. – Gasmig (99.57%), Rosal Energia (100%), Sá Carvalho (100%), Light S.A. (26.06%) and Transmissora Aliança de Energia Elétrica – TAESA (31.54%).

The Company considers as related parties, as well as its affiliated company (‘Ativas’), the controlling stockholder and its related legal entity, companies or people that directly or indirectly have significant influence of the management of the Company, the private pension plan entities (Forluz) and the administrator of the health and dental plan (Cemig Saúde), in which the Company is co-sponsor jointly with the other companies of the Cemig Group and the managers and employees of the Company.

Asset transactions (sales) – The principal asset commercial transactions maintained by the Company with related parties concern the sale of circuits and other telecommunication services in general, in which the companies of the controlling group, Cemig, currently account for 15.11% of the Company’s billing (12.79% in 2015).

Liability transactions (purchases) – The principal liability transactions of the Company with related parties are the supply of electricity to feed the telecommunications equipment, provision of services of management and maintenance of the telecommunications network, and rental (sharing) of the power transmission and distribution infrastructure for installation of telecommunication cables and equipment.

The affiliated company Ativas has an item in its accounts receivable, from the minority stockholders, in the amount of R$ 6,958, relating to the indemnity clause arising from liabilities pre-existing, or not revealed, on the date of the transaction, as specified in the investment contract signed on August 25, 2016 between CemigTelecom, Ativas and Sonda Procwork Outsourcing Informática Ltda. Of this amount recorded, 49% is attributed as the responsibility of CemigTelecom, and a provision was constituted of R$ 3,410 in relation to this.

The principal balances of assets and liabilities on December 31, 2016 and the transactions that influenced the result for the period, in relation to transactions with related parties, arise from transactions made for conditions and periods agreed between the parties for the respective types of operation.

Balances on December 31, 2016

	Dec. 31, 2016		Accumulated in the year
Companhia Energética de Minas Gerais	Assets	Liabilities	Sales	Bought
Telecoms services	26	—	—	—
Reimbursement of costs of seconded personnel	1,170	2,566	1,653	1,878
Other	3	—	3	—

Total	1,199	2,566	1,656	1,878

Cemig Distribuição S.A.
Telecoms services	3,399	—	11,870	—
Revenue from supply of electricity	—	263	—	3,158
Network maintenance services	—	3,319	—	1,878
Right of way/infrastructure	—	2,771	—	3,955
Other	38	—	—	—

Total	3,437	6,353	11,870	8,991

Cemig Geração e Transmissão S.A.
Telecoms services	272	—	3,255	—
Network maintenance services	—	328	—	187
Other	23	—	—	16

Total	295	328	3,255	203

Fundação Forluminas de Seguridade Social (‘Forluz’)
Telecoms services	4	—	61	—
Private pension plan	—	482	—	—

Total	4	482	61	—

Cemig Saúde (Health)
Communication services	2	—	63	—
Medical and dental care	—	228	—	9

Total	2	228	63	9

Companhia de Gás de Minas Gerais (Gasmig),
Communication services	21	—	193	—
Reimbursement of costs of seconded personnel	—	—	—	—

Total	21	—	193	—

	Dec. 31, 2016		Accumulated in the year
	Assets	Liabilities	Sales	Bought
Entities linked to the Minas Gerais State Government
Current
Communication services	94	—	659	—
Recoverable taxes – ICMS	1,552	2,034	(25,851)	—
Non-current
Recoverable taxes – ICMS	2,020	—	—	—

Total	3,666	2,034	(25,192)	—

Axxiom
Communication services	3	—	40	—
Software maintenance	—	131	—	1,078

Total	3	131	40	1,078

Ativas Data Center S.A.
Communication services	249	—	2,474	—
Indemnity for contingencies in Ativas	—	3,410	—
Data Center Outsourcing Service	—	56	—	739
Reimbursement of costs of seconded personnel	—	—	318	—

Total	249	3,466	2,792	739

Total at December 31, 2016	8,876	15,588	(5,262)	12,898

Balances on December 31, 2015	Dec. 31, 2015		Accumulated in the period
	Assets	Liabilities	Sales	Bought
Companhia Energética de Minas Gerais
Communication services	26	—	—	—
Reimbursement of costs of seconded personnel	389	1,286	1,132	1,065
Other	3	—	—	—

Total	418	1,286	1,132	1,065

Cemig Distribuição S.A.
Communication services	955	—	11,655	—
Revenue from supply of electricity	—	861	—	5,124
Network maintenance services	—	1,418	—	1,890
Sharing of infrastructure	—	647	—	4,786
Other	38	—	—	—

Total	993	2,926	11,655	11,800

Cemig Geração e Transmissão S.A.
Communication services	273	—	3,410	—
Network maintenance services	—	141	—	188
Other	23	—	—	—

Total	296	141	3,410	188

Fundação Forluminas de Seguridade Social (‘Forluz’)
Communication services	9	—	102	—
Private pension plan	—	374	—	1,097

Total	9	374	102	1,097

Balances on December 31, 2015	Dec. 31, 2015		Accumulated in the period
	Assets	Liabilities	Sales	Bought
Cemig Saúde (Health)
Communication services	2	—	56	—
Medical and dental care	—	176	—	408

Total	2	176	56	408

Companhia de Gás de Minas Gerais (Gasmig),
Communication services	19	—	172	—
Reimbursement of costs of seconded personnel	—	—	—	—

Total	19	—	172	—

Entities linked to the Minas Gerais State Government
Current
Recoverable taxes – ICMS	3,099	1,425	(17,927)	—

Total	3,099	1,425	(17,927)	—

Axxiom
Communication services	3	—	37	—
Software maintenance	—	21	—	460

Total	3	21	37	460

Ativas Data Center S.A.
Communication services	150	—	1,736	—
Data Center Outsourcing Service	—	22	—	988
Reimbursement of costs of seconded personnel	29	—	347	22

Total	179	22	2,083	1,010

Total at December 31, 2015	5,018	6,371	720	16,028

Fixed income fund – Pampulha – The Company is a unit holder of the Pampulha Fund, which has the characteristics of fixed income and follows the investment policy of the Company. On December 31, 2016 the amounts invested by the fund, corresponding to CemigTelecom’s participation, are recorded in Cash and cash equivalents, and Securities, in Current and Non-Current assets.

The Cemig Group has investments in the Pampulha Fund (see breakdown below), which in turn has investments in promissory notes and debentures of companies of the Cemig Group.

			Assets corresponding to CemigTelecom’s participation
Pampulha Fund	Period of validity	Contractual conditions	Dec. 31, 2016	Dec. 31, 2015
CemigTelecom investment in Pampulha Fund – ref. Axxiom (Debentures)	April 2013 to Jan. 2016	112.0% of CDI + 1.3% p.a.	—	173

CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Jan. 2014 to Dec. 2016	CDI + 0.8% p.a.	—	761

CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Apr. 2013 to Feb. 2017	CDI + 0.9% p.a.	15	165

CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Jul. 2015 to Jul 2018	CDI + 1.60%	74	817

CemigTelecom investment in Pampulha Fund – ref. ATIVAS (Notes)	Jul. 2014 to Oct. 2016	CDI + 3.5% p.a.	—	332

CemigTelecom investment in Pampulha Fund – ref. ATIVAS (Notes)	Jul. 2014 to Oct. 2016	CDI + 3.5% p.a.	—	415

CemigTelecom investment in Pampulha Fund – ref. ETAU (Debentures)	Dec. 2014 to Dec. 2019	108% of the CDI Rate	14	154

CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Mar. 2016 to Dec. 2018	CDI + 3.9%	14	—

CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Jul. 2016 to Dec. 2018	CDI + 4.2% p.a.	13	—

CemigTelecom investment in Pampulha Fund – ref. Axxiom (Debentures)	April 2016 – Jan. 2017	112.00% of CDI Rate	8	—

The return of the Pampulha Fund, in the year ended December 31, 2016, was R$ 2,325 (R$ 1,566 in December 31, 2015).

Loan – On December 16, 2016, CemigTelecom signed a loan contract with Cemig in the amount of R$ 18,000, to complement the funds necessary for full payment of the first Promissory Note. This was for 137 days, with payment scheduled for April 30, 2017, in a single payment, plus interest at 132.9% of the average DI (Interbank Deposit) rate. The balance recorded at December 31, 2016, plus financial charges, calculated pro-rata temporis was R$ 18,134 – see Note 15.

Remuneration of Managers – In 2016 the Company paid remuneration and other benefits to the Managers totaling R$ 3,579 (R$ 2,934 in 2015), as follows:

Position	Remuneration		Benefits		Total
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Chief Officers	2,489	2,213	291	189	2,780	2,402
Board members	799	532	—	—	799	532

Total	3,288	2,745	291	189	3,579	2,934

On April 29, 2016 a General Meeting of Stockholders of the Company set the global annual limit for the 2016 business year of R$ 5,450 (R$ 3,900 for the 2015 business year) for remuneration of Chief Officers, the Board of Directors and the Audit Board.

Private Pension Plans and other benefits to employees – As per Note 28, the Company is co-sponsor of the private pension plan for Forluz and Cemig Saúde, which is responsible for management of medical and dental plan of the employees. The contributions by the Company were as follows:

	Dec. 31, 2016		Dec. 31, 2015
	Forluz	Cemig Saúde	Forluz	Cemig Saúde
Mixed Benefit Private Pension Plan (‘Plan B’)	3,235	—	2,549	—
Pró-Saúde Integrado (PSI) Plan	—	1,469	—	1,077
Dental Plan	—	52	—	43

Total	3,235	1,521	2,549	1,120

Additionally, as well as the benefits specified in Law, the Company also gave its employees: access to a day-care center, group life insurance, restaurant and food meal tickets, and culture vouchers.

Employees’ profit shares – The Company’s bylaws specify distribution to the employees as profit shares of an annual amount as a way of incentivizing the employees to achieve better results. The indicators and targets are established periodically in a collective working negotiation. In the year 2016, the Company made a profit for distribution, and the amount provisioned was of the order of R$ 1,856, for payment of profit shares by April 2017. A tranche, of R$ 599, was paid in 2016, and on December 31, 2016 the amount of the provision for employees’ profit shares was R$ 1,257.

22.	Stockholders’ equity

(a)	Share capital

On February 18, 2016 Cemig mad a capital increase in CemigTelecom of R$ 16,660, having subscribed 16,660 new nominal shares without par value, thus altering the Company’s share capital from R$ 225,081 to R$ 241,741 from that date.

The capital subscribed and paid up on December 31, 2016 and 2015, is in nominal common shares, as follows:

December 31, 2016
Shareholders	Shares	Amount	Stake
Companhia Energética de Minas Gerais	397,683,384	241,741	100%
Other	1	—	—

Total	397,683,385	241,741	100%

December 31, 2015
Shareholders	Shares	Amount	Stake
Companhia Energética de Minas Gerais	381,023,384	225,081	100%
Other	1	—	—

Total	381,023,385	225,081	100%

(b)	Remuneration to stockholders

The stockholders are guaranteed a minimum mandatory dividend of 50% of the adjusted net profit of each year.

(c)	Legal reserve

This is constituted as 5% of the net profit found in any business year in accordance with Article 193 of Law 6404/76, up to the limit of when it totals 20% of the share capital.

As a result of a balance of accumulated losses, no constitution of the legal reserve was made in 2016.

(d)	Retained earnings reserve

This aims to strengthen working capital and meet needs for funds for the Company’s investment in the subsequent years.

(e)	Profit (loss) per share

The profit (loss) and the weighted average number of common shares used in the calculation of the basic and diluted profit per share are as follows:

	2016	2015
Basic and diluted profit (loss) per share	9,983	(35,831)

Profit (loss) for the period	397,683	381,023

Weighted average number of common shares in circulation
(thousands of shares)

Basic and diluted profit (loss) per share (in Reais)	25.10	(94.04)

The Company does not have any dilutive instruments. Hence diluted profit (loss) is the same as basic profit (loss).

23.	Net revenue

	2016	2015
Dedicated circuits	103,698	91,541
Transport of signal	7,374	34,634
Integrated services	21,973	17,497
Other	3,478	3,427

Gross revenue	136,523	147,099

Taxes, returns, adjustment to present value and discounts	(34,077)	(26,485)

Net revenue	102,446	120,614

24.	Costs and expenses

Classification by type	2016	2015
Network infrastructure	(13,258)	(14,413)
Electricity	(3,342)	(5,298)
Depreciation and amortization	(37,741)	(48,968)
Maintenance and repair service	(17,553)	(19,680)
Personnel	(25,479)	(17,517)
Outsourced services	(3,293)	(3,159)
Real estate properties rented	(1,701)	(1,976)
Equity method gains in non-consolidated investees, net	(27,165)	(28,833)
PIS and Cofins taxes on financial leasing	(1,636)	—
Indemnity for contingencies in Ativas	(3,410)	—
Provision for obsolescence	(1,149)	—
Other	(1,041)	(692)

Total	(136,768)	(140,536)

(*)	Expenses on personnel allocates in telecommunications network construction projects were recorded in Fixed Assets. They totaled R$ 7,865 in 2016, and R$ 6,923 in 2015.

Classification by function	2016	2015
COST OF SERVICES PROVIDED	(67,868)	(83,367)
Selling expenses	(523)	(1,280)
General and administrative expenses	(34,184)	(26,364)
Equity method gains in non-consolidated investees, net	(27,165)	(28,833)
Other expenses	(7,028)	(692)

Total	(136,768)	(140,536)

25.	Other operational revenues

Other operational revenues
	2016	2015
Appreciation of assets received from Eletronet (Note 13)	20,423	—
Gain on financial leasing	3,215	—
Gain on financial derivative (Note 27)	4,586	—
Fines and penalty payments	283	1,956
Other revenues	384	—

Total	28,891	1,956

26.	Financial revenue and expenses recognized in the P&L

Financial revenues
	2016	2015
Revenue from cash investments	2,792	2,185
Interest (received)	169	640
Other financial revenues	1,038	1,228

Total	3,999	4,053

Financial expenses
	2016	2015
Interest (paid)	(7,956)	(5,408)
Other financial expenses	(1,205)	(370)

Total	(9,161)	(5,778)

27.	Financial instruments

(a)	Financial risk management

The Company has exposure to the following risks arising from the use of financial instruments:

•	Credit risk

•	Market risk

•	Liquidity risk

This note presents information on the Company’s exposure to each of these risks, the Company objectives, policies and processes for measurement and management of risk, and the Company’s capital management.

Risk management structure

The Board of Directors has the global responsibility for establishment and supervision of the Company’s risk management structure. The risk management policies applied by the Company and its jointly-controlled subsidiary entity are subordinated to those of the Cemig Group, which is responsible for development and monitoring of the risk management policies of the Company as a whole.

The Company’s risk management policies are established to identify and analyze the risks faced, to define appropriate risk limits and controls and to monitor risks and adherence to the limits established. The risk management policies and systems are frequently reviewed to reflect changes in market conditions and in the Company’s activities. The Company, through its training and management rules and procedures, is to develop a disciplined and constructive control environment, in which all the employees understand their roles and obligations.

CREDIT RISK

Credit risk is the risk of financial loss in the event that a client or counterparty in a financial instrument fails to comply with its contractual obligation, which arise principally from the Company’s receivables from clients and investment securities.

The Company’s sales policies are subordinated to the credit policies set by its Management and aimed to minimize any problems arising from default by its clients. The portfolio of clients is mainly in large fixed and mobile telephone operators and operators of cable TV and internet broadband, and also corporate clients and internet service providers, as well as the parent company itself. In view of the change of focus of the Company aiming to increase its market share in the corporate and ISP providers market, and the gradual decline in operators’ market share, since 2015, the risk of loss on receipt of credit by the Company has been significantly diluted through diversification of its portfolio of clients. The sales efforts for the corporate market have been sufficient to offset the losses of cancellation of circuits by operators and to significantly reduce the market risk. The share of CemigTelecom’s gross revenue provided by operators fell from 58% in 2015 to 35% in 2016, while the number of corporate clients, including internet service providers, increased from 216 in January 2016 to 755 in December 2016. Further, as from 2015 the Company’s management has reviewed the policy for granting of credit. Even so, the main instrument that guarantees minimization of credit risk continues to be the Company’s right to interrupt supply of signal in the event of noncompliance with a contract (including lack of payment).

The Company’s exposure to credit risk is principally influenced by the individual characteristics of each client. However, Management also takes into account the market segment in which clients operate, since this factor can influence credit risk, especially through the sensitivity of the telecommunication sector to the economic services of the country. The maximum concentration of the Company’s revenue attributable to a single client is approximately 15%.

The level of losses arising from lack of payment is insignificant. This can be attributed to the fact that the policy established by the Company specifies constant monitoring of default, in which contractual penalties are applied in the event of delay in payment, and can in extreme cases even culminate in discontinuation of services to clients.

The Company establishes a provision for impairment, which represents its estimate of losses in relation to accounts receivable from clients and other creditors. The sensitivity and the expectation of losses related to significant individual risks are the only parameters considered in this analysis. This is because the Company is substantially centered on the market of service to the large telecoms operators and the corporate market, and for this reason historic losses or global, geographical sector analysis do not usually provide a reasonable basis to estimate losses on accounts receivable. At December 31, 2016 the Company has a provision for losses on doubtful receivables of R$ 1,425 (R$ 2,459 in 2015), which represents 7% (13% in 2015) of the total balance of accounts receivable and not received, and 18% (51% in 2015) of past due accounts receivable.

In relation to the risk of losses arising from insolvency of the financial institutions at which the Company has deposits, the Cemig Group has had a cash investment policy in effect since 2004, in which each institution is analyzed according to criteria of current liquidity, degree of leverage, level of default, profitability, and costs. Additionally, the Company takes into consideration the ratings given by three financial risk rating agencies. The Company assigns each financial institution a maximum fund allocation limit, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

MARKET RISK

Market risk is the risk that exposes the Company to changes in market prices, such as exchange rates and interest rates, which can have a significant financial impact on the Company. The objective of market risk management is to keep exposures to market risks under control, within acceptable parameters, and at the same time to optimize return.

1.	Currency risk

The Company is not subject to currency risk in the balances payable to suppliers or loans denominated in a currency other than its functional currency.

2.	Interest rate risk

Interest rate risk arises from issuance of non-convertible securities. These liabilities, when linked to variable interest rates, expose the Company to cash flow risk. At the same time, liabilities linked to fixed interest rates expose the Company to the risk of fair value associated with interest rates.

The Company is permanently evaluating its exposure to interest rate risk. Various scenarios are simulated, taking into account the alternatives of refinancing, renewal of existing positions or acquisition of new financing’s and alternative hedges.

The Company has exposure to the risk of increase in interest rates, with an effect on loans with floating interest rates linked principally to indices referenced to the basic interest rate in Brazilian economy, in the amount of R$ 101,372 (Note 15).

In relation to the most significant interest rate risk, the Company estimates that, in a probable scenario, the CDI rate will be approximately 10.40%, and the TJLP will be 7.10%. The Company has made a sensitivity analysis of the effects on the Company’s profit arising from higher values for the indicators in relation to this ‘probable’ scenario. As part of the definitions of this analysis, the expected variation in the CDI rate has been considered to be similar to the variation in the Selic rate.

The table below shows the sensitivity of the financial instruments. It is prepared in accordance with CVM Instruction 475/2008, to show the balances of the principal assets and liabilities, calculated at a rate projected up to the final settlement date of each contract, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II), and appreciation of 50% (Scenario III).

The purpose of this sensitivity analysis is to measure the impact of the changes in market variables on the Company’s financial instruments referred to, assuming all other market indicators are constant. These amounts may be different, at the time of settlement, from the figures shown above, due to the estimates used in their preparation. The table below includes the amounts of principal and interest.

	Book	Risk of increase in domestic interest rates – scenarios (percent p.a.)
	value	Base	Scenario I	Scenario II	Scenario III
		CDI	CDI	CDI	CDI
		14.00%	9.38%	11.73%	14.07%
Assets
Cash and cash equivalents
Fixed-income funds	773	881	846	864	882
Securities
Fixed-income funds	1,938	2,209	2,120	2,165	2,211

Positive net exposure		3,090	2,966	3,029	3,093

3.	Price risk

The Company operates in a business segment where prices are freely agreed, thus there is no need to maintain a policy of mitigation of this type of risk.

Fair value of financial instruments

The balances of financial instruments used by the Company on December 31, 2016 are, mostly, recorded at accounting cost, which does not significantly differ from the corresponding estimated market value. They are classified as follows:

—	Financial assets held to maturity: This category includes financial assets which are expected to be held to maturity. These are valued at amortized cost using the effective rates method, less any impairments. After the initial evaluation, investments held to maturity are valued at amortized cost using the effective rates method, less any impairments.

—	Financial assets measured at fair value through profit or loss: Fixed-income security held for trading are in this category. They are valued at fair value through profit or loss, as per Level 2.

—	Loans and receivables: Balances receivable from clients are in this category. They are recognized at their nominal realization value, which is similar to fair value.

—	Loans: Measured at amortized cost, using the effective interest method.

—	Suppliers: These are balances payable to suppliers, and are recognized at nominal settlement value, similar to fair value.

Fair value is a market-based measurement based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

—	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

—	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

—	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, or of derivatives linked to them which are to be settled by delivery of unquoted securities,

In the 2015 business year the Company did not operate with derivatives.

LIQUIDITY RISK

Liquidity risk is the risk that the Company may find difficulties in complying with the obligations associated with the financial liabilities that are settled by payment in cash or with another financial asset. The Company’s approach to management of liquidity is to guarantee, to the maximum possible, that there is always sufficient liquidity to comply with its obligation on maturity, under normal conditions and stress conditions, without causing unacceptable losses or risk of loss to the Company’s reputation.

The Company operates with a profit margin that provides it with positive operational cash flow. Typically, the Company maintains immediate cash availability ensuring it can comply with commitments for at least 60 days’ operation, including financial obligations and investments. Events with potential impact arising from extreme circumstances that cannot be reasonably foreseen, such as natural disasters or major economic crisis, are not taken into consideration in this analysis.

To provide feasibility for the entry of a new partner into Ativas, CemigTelecom assumed a significant amount in short-term debt. As a result, on December 31, 2016 CemigTelecom’s current liabilities exceeded its current assets by R$ 74,312. On December 31, 2016, CemigTelecom’s short and long-term loans and debentures totaled R$ 63,751 and R$ 37,621 respectively, with maturities in the second and fourth quarters of 2017 in the amounts of R$ 18,134 and R$ 46,310, respectively; however, the Company reported positive operational cash flow in 2016 and 2015 of R$ 46,827 and R$ 56,971 respectively.

For the purpose of amortization of the program debt maturities, the Company expects to raise significant amounts of capital from third parties and/or entry of cash from its stockholder, and it can continue to depend on the contracting of additional debts.

The Company has various initiatives to increase liquidity through signing of new loan contracts to roll over debts, and also has the benefit of financial support from its controlling stockholder, Companhia Energética de Minas Gerais – Cemig.

Management believes that the Company has satisfactory capacity to generate operational cash flow, and the conditions necessary to comply with its short-term obligations and continue to make the necessary investments for continuation of the projects in progress.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

The Company manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for a period of 12 months ahead, and daily liquidity balances are projected over 90 days.

Short-term allocations also obey rigid principles established in a Cash Investment Policy, investing in exclusive private credit investment funds. Excess amounts are applied in repos, remunerated by the CDI rate, as per the orientations set by the Cemig Group, with a view to consolidating management of the funds available, and do not depend on any individual analysis by CemigTelecom.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets.

The table below shows the Company’s financial liabilities, by maturity, including the portions of future principal and interest to be paid in accordance with contractual clauses.

Non-derivative financial liabilities	Dec. 31, 2016	Contractual flow	Up to 1 year
Cemig loan	18,134	18,134	18,134
Sonda loan	46,310	45,617	45,617

Total	64,444	63,751	63,751

(b)	Criteria and assumptions used in the calculation of market values

Cash and cash equivalents, securities, accounts receivable from clients, suppliers: due to the short-term nature of these balances, the amounts reported are close to the fair values of the instruments on the reporting date.

Debentures: The fair value of the debentures on December 31, 2015 was R$ 15,345.

28.	Benefits to employees

The obligations under employee benefit plan include private pension plans, a health plan, a dental plan and group life insurance.

Private pension plan – Forluz

The Company is co-sponsor of Fundação Forluminas de Seguridade Social, or Forluz, a nonprofit legal entity created to provide its participants and related dependents with an income to supplement retirement and other pensions.

The pension plan, co-sponsored by the Company, named the ‘Mixed Benefit Private Pension Plan – Plan B’, comprises benefits such as: (i) Addition to Pension for Time of Service, Special Reasons or Age (MAT); (ii) Addition to Retirement Pension due to Disablement (MAI); (iii) Annual Bonus (AA); (iv) Continuous Income for Death (RCM); and Imprisonment Assistance (AR).

The Sponsor’s contribution to this plan is 27.52% for the portion with defined-benefit characteristics – this refers to coverage for disablement and death for participants still employed, and is used to amortize obligations defined by an actuarial calculation. The remaining 72.48%, for the part of the plan with defined contribution characteristics, goes to the nominal accounts of the participants. These contributions are recognized in the Profit & loss account in accordance with the payments made by the sponsors under Personnel expenses.

Health plan – Cemig Saúde

The Company is co-sponsor of health and dental plans of its employees, which are administered by Cemig Saúde.

The amounts of the contributions to the pension, health and dental plans are determined annually, by the amounts considered to be sufficient for coverage of the respective expenses expected in each business year, as per an evaluation made by an independent actuary contracted for the purpose. The three plans are optional to join, for the employee, and the participants make a contribution equal to that of the employee.

In this Note the Company demonstrates the net actuarial assets/liabilities and the expenses in connection with the Retirement Plan, Health Plan and Dental Plan, in accordance with the terms of CPC Technical Pronouncement 33 (Benefits to employees) and an independent actuarial opinion for base-date December 31, 2016.

This table shows a reconciliation of the actuarial assets and liabilities:

	Forluz	Cemig Saúde (Health)
	Mixed Benefit Private Pension Plan (‘Plan B’)	Integrated Pro-Saúde (PSI) Health Plan	Dental Plan
December 31, 2016
Fair value of plan assets	(2,112)	—	—
Present value of the actuarial obligation of the plan, net	2,112	(2,695)	(106)

Net actuarial assets (liabilities) recognized	—	(2,695)	(106)

	Forluz	Cemig Saúde (Health)
	Mixed Benefit Private Pension Plan (‘Plan B’)	Integrated Pro-Saúde (PSI) Health Plan	Dental Plan
December 31, 2015
Fair value of plan assets	1,350	—	—
Present value of the actuarial obligation of the plan, net	(1,578)	(1,174)	(52)

Present value of funded obligations (total)	(228)	(1,174)	(52)
Changes in the limiting effect of the net defined benefit assets on the asset ceiling	—	—	—

Net actuarial assets (liabilities) recognized	(228)	(1,174)	(52)

This table shows the changes in the present value of the benefit obligation:

	Mixed Benefit Private Pension Plan (‘Plan B’)	PSI Health Plan	Dental Plan
Defined-benefit obligation on December 31, 2015	(1,578)	(1,174)	(52)
Cost of current service	(70)	(104)	(5)
Interest on the actuarial obligation	(204)	(154)	(7)
Actuarial (losses) recognized	(302)	(1,281)	(43)
Benefits paid	111	18	1

Defined-benefit obligation on December 31, 2015	(2,043)	(2,695)	(106)

This table shows the changes in the fair value of the assets of the pension benefits plan:

Mixed Benefit Private Pension Plan (‘Plan B’)
Fair value of the plan assets at December 31, 2015	1,350
Real return on the investments	840
Contributions from the employer	33
Benefits paid	(111)

Fair value of the plan assets at December 31, 2016	2,112

This table shows the annual expense on the plans:

	Mixed Benefit Private Pension Plan (‘Plan B’)	Health Plan	Dental Plan	Total
Cost of current service	(70)	(104)	(5)	(179)
Net interest on the defined-benefit liabilities (assets)	(28)	(154)	(7)	(189)

Expense recognized in the Profit & loss account	(98)	(258)	(12)	(368)

Table showing the change in net actuarial assets (liabilities):

	Mixed Benefit Private Pension Plan (‘Plan B’)	Health Plan	Dental Plan	Total
Net liabilities on December 31, 2015	(228)	(1,174)	(52)	(1,454)
Expense recognized in Profit and loss account	(98)	(258)	(12)	(368)
Gain (loss) recognized in Other comprehensive income	363	(1,281)	(43)	(961)
Changes in the limiting effect of the net defined benefit assets on the asset ceiling	(70)	—	—	(70)
Contributions paid	33	18	1	52

Net liabilities on December 31, 2016	—	(2,695)	(106)	(2,801)

Actuarial assumptions used

The assumptions used by the independent actuary in determination of the actuarial calculations are as follows:

	Mixed Benefit Private Pension Plan (‘Plan B’) Plan B		Integrated Pro-Saúde Plan (PSI)		Dental Plan
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Nominal discount rate for the actuarial obligation	10.50%	13.20%	10.40%	13.14%	10.04%	13.14%
Nominal expected return on plan assets	10.50%	13.20%	N/A	N/A	N/A	N/A
Estimated nominal salary increase index	6.59%	5.50%	N/A	N/A	N/A	N/A
Estimated nominal benefit increase index	4.50%	5.50%	N/A	N/A	N/A	N/A
Nominal growth rate of medical costs	N/A	N/A	4.50%	5.50%	4.50%	5.50%
Estimated long-term inflation	4.50%	5.50%	4.50%	5.50%	4.50%	5.50%
General mortality rate table	AT-2000M, 20% smoothing	AT-2000M, 20% smoothing	AT-2000M, 20% smoothing	AT-2000M, 20% smoothing	AT-2000M, 20% smoothing	AT-2000M, 20% smoothing
Disability rate table	Álvaro Vindas D10%	Álvaro Vindas	Álvaro Vindas	Álvaro Vindas	Álvaro Vindas	Álvaro Vindas
Disabled mortality rate	Winklevoss less 30%	Winklevoss less 30%	Winklevoss less 30%	Winklevoss less 30%	Winklevoss less 30%	Winklevoss less 30%
Expected turnover rate
Retirement probability rate	(a)	(a)	(a)	(a)	(a)	(a)

(a)	100% at first age of acquisition of full benefit right.

29.	Commitments

The Company has contractual obligations and commitments, mainly amortization of loans and financing, contracts to share infrastructure and leasing of dark fiber as follows:

R$ ’000	2017	2018	2019	2020	2021	After 2021	Total
Sharing of infrastructure	3,180	2,607	1,178	312	230	—	7,507
Dark fiber leasing	2,438	1,966	1,344	83	142	399	6,372
Loans and financing’s	69,747	—	—	—	61,944	—	131,691

Total	75,365	4,573	2,522	395	62,316	399	145,570

30.	Insurance

The Company has reassessed the risks involving its telecommunications assets, and the probability of interruption of its operations as a result of potential claim events. This study shows that the probability of simultaneous large-scale adverse events that could represent significant financial operation losses for the Company is significantly remote, due mainly to the diversity of the geographical distribution of the assets exposed to risks. For this reason, the Company’s management has opted, for the moment, not to contract insurance cover against adverse events involving its Operations Center and Headends, and other events that could affect its network equipment, cables and other fixed assets. Since the start of its operations the Company has not experienced any significant losses as a result of the above-mentioned risks. The risk assessment assumptions adopted by the Company, due to their nature, are not part of the scope of an audit of the financial statements, and consequently not examined by the external auditors.

31.	Subsequent Events

i.	On March 15, 2017 the Federal Supreme Court, in a judgment on Extraordinary Appeal (RE) 574.706, decided by majority to exclude ICMS tax paid or payable from the base amount on which the PIS and Cofins taxes are calculated, on the grounds that the amount collected as ICMS does not become part of the taxpayer patrimony, so that it cannot be part of the calculation base of the contributions referred to. The Company has Special and Extraordinary Appeals still outstanding on this subject, on which judgment has not yet been given, which indicates good probabilities of success in which it expects to recover amounts unduly paid since 2003, estimated at R$ 7,000. A position statement by the Supreme Court on whether this judgment shall have the effect of obligatory precedent (affecting all cases) is awaited – as is also awaited the application of this understanding to the specific case of CemigTelecom.

ii.	On January 9, 2017, the Board of Directors of CemigTelecom approved the second issue of nonconvertible debentures, in a single series, for R$ 34,000, with surety guarantee and collateral guarantee by finding assignment of the Issuer receivables in the amount of 130% (one hundred and thirty percent) of the amounts of amortization and remuneration becoming due. On January 20, 2017 the Company’s Board of Directors adjusted the amount to R$ 27,000, and on the same date the Board of Directors of Cemig approved provision of a surety for this transaction. Management believes that receipt of funding from the second debenture issue will be complete by April 15, 2017.

Appendix IX

COMMENTS ON RESULTS FOR

3RD QUARTER 2017

In the quarter ended September 30, 2017 (3Q17), CemigTelecom reports Net operational revenue of R$ 30,593, or 18% more than in 3rd quarter 2016 (R$ 25,952). We attribute this to the Company’s sales efforts, aiming to increase its activities in the segment of internet providers, and the corporate segment, serving both companies and government.

Cost of sales, including depreciation, were 12% higher year-on-year, accompanying the increase in sales; while general and administrative expenses were 29% higher, at R$ 8,051 in 3Q17, vs. R$6,264 in 3rd quarter 2016 (3Q16).

Management’s internal adjusted Ebitda(*) was R$ 13,252, or 11% higher than in 3Q16 (R$11,952), the result of operational efficiency, and was reflected in net profit for the quarter of R$ 535.

As a result of financial leverage, the Company had negative working capital at the end of the quarter of R$ 61,458 (R$ 74,312 on December 31, 2016), improved due to a debenture issue and lengthening of some maturities to 2018 and 2019.

In the first half of 2017 the Company invested R$ 34,734 (R$ 28,459 in the first half 2016), in formation of fixed and intangible assets, with forces concentrated on serving the last mile for clients, who are usually interested in obtaining the associated revenue.

The Management

(*)	Adjusted management Ebitda = Ebitda as per CVM instruction 527/12, adjusted for the effects of equity gain/loss in nonconsolidated investees, and other revenues and expenses that have no effect on cash and cash equivalents.

Cemig Telecomunicações S.A.

Interim Accounting Statements for the quarter ended

September 30, 2017

with external auditor’s report on review of the Quarterly Information

Cemig Telecomunicações S.A.

Interim Accounting information at September 30, 2017

Index

External auditor’s report on review of the quarterly information	1
Interim accounting information
Statement of financial position	3
Profit and loss accounts	4
Statement of comprehensive income	5
Statement of changes in stockholders’ equity	6
Statements of cash flow	7
Added value statement	8
Notes to the interim financial information	9

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar – Savassi 30112-010 – Belo Horizonte – MG – Brazil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

External auditor’s report on review of the quarterly information

To the

Stockholders, Members of the Board of Directors, and Managers of

Cemig Telecomunicações S.A.

Belo Horizonte, Minas Gerais

Introduction

We have reviewed the interim financial statements of Cemig Geração e Telecomunicações S.A. (‘the Company’), contained in the ITR (Quarterly Information) form for the quarter ended September 30, 2017, which comprise the statement of financial position (balance sheet) at September 30, 2017, the related statements of income and comprehensive income for the periods of three and nine months ended on that date, and the statements of changes in equity, and of cash flows, for the period of nine months ended on that date, including the explanatory notes.

The company’s management has the responsibility for preparing the interim financial information in accordance with Technical Pronouncement CPC 21(R1) – Interim Reporting (‘Demonstração Intermediária’), and in accordance with international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB); and also for presenting that information in a manner compliant with the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, CVM) governing the preparation of Quarterly Information (‘ITR’). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with the Brazilian and international rules for review of interim information: respectively, Brazilian Accounting Standard (NBC) TR 2410 – Review of Interim Information Performed by the Auditor of the Entity (Revisão de Informações Intermediárias Executada pelo Auditor da Entidade), and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim information consists of questioning, principally of the persons responsible for the financial and accounting matters, and application of analytical procedures and other procedures of review. The scope of a review is significantly less than that of an audit conducted in accordance with the rules of auditing and, consequently, did not enable us to obtain certainty that we had become aware of all the material matters that could be identified in an audit. Thus, we do not express an auditing opinion.

A member company of Ernst & Young Global Limited

Conclusion

Based on our review, we are not aware of any fact that could lead us to believe that the interim accounting information included in the Quarterly Information referred to above was not prepared, in all material aspects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of Quarterly Information, and presented in a way that is in accordance with the rules issued by the CVM (Comissão de Valores Mobiliários).

Other matters

Added value statement

We have also reviewed the Statement of added value (DVA), for the nine-month period ended September 30, 2017. This was prepared under the responsibility of the Company’s management. Presentation of these statements is required under the rules issued by the CVM for preparation of Quarterly Information (ITR); and is considered to be supplementary information under IFRS – which do not require presentation of the DVA. This statement was submitted to the same procedures of review described above, and based on our review we are not aware of any fact that could lead us to believe that it was not prepared, in all material aspects, in a way consistent with the interim accounting information taken as a whole.

Financial statements of prior periods examined, and interim accounting information reviewed by another independent auditor

The examination of the Statement of financial position on December 31, 2016, and the review of the interim accounting information for the periods of three and nine months ended on September 30, 2016, presented for the purposes of comparison, were conducted under the responsibility of other independent auditors, who issued an audit report and a report on review, without qualifications, dated April 6, 2017 and November 11, 2016, respectively.

Belo Horizonte, November 10, 2017.

Ernst & Young Auditores Independentes S.S.

CRC-2SP015199/O-6

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

STATEMENT OF FINANCIAL POSITION

AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

R$ ’000

ASSETS	Note	Sep. 30, 2017	Dec. 31, 2016	LIABILITIES AND STOCKHOLDERS’ EQUITY	Note	Sep. 30, 2017	Dec. 31, 2016
Current assets Cash and cash equivalents	3	1,616	1,034	Current liabilities Loans and debentures	12	58,973	63,751
Securities – Cash investments	4	6,110	1,855	Suppliers	13	18,723	21,750
Accounts receivable from clients	5	17,258	19,249	Payroll-associated and employment-law obligations	14	4,848	5,836
Financial leasing	6	323	303	Tax obligations	15	9,525	9,573
Taxes recoverable	7	5,181	3,684	Deferred revenues	16	460	460

Prepaid expenses		62	34	Total, Current liabilities		92,529	101,370

Other		535	899

Total, Current assets		31,085	27,058	Non-current liabilities

				Loans and debentures	12	58,998	37,621
Current assets				Payroll-associated and employment-law obligations	14	3,192	2,801
Long term assets				Tax obligations	15	1,982	2,466
Securities – Cash investments	4	203	83	Deferred revenues	16	4,219	4,579
Financial leasing	6	11,631	11,876	Provisions for risks	17	67	82
Taxes recoverable	7	3,334	2,997	Related parties	18	6,394	3,410
Deferred income tax and Social Contribution tax	8	8,935	8,037	Other		84	84

Derivative financial instruments	9	4,484	4,586	Total, Non-current liabilities		74,936	51,043

Other		239	908	STOCKHOLDERS’ EQUITY
Investment in affiliated company	9	17,793	19,744	Share capital	19	241,741	241,741
Property, plant and equipment	10	269,946	261,613	Equity valuation adjustments		(756)	(756)
Intangible assets	11	9,917	9,490	Retained losses		(50,883)	(47,006)

Total, Non-current assets		326,482	319,334	Total equity		190,102	193,979

TOTAL ASSETS		357,567	346,392	TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY NET		357,567	346,392

The notes are an integral part of the Interim Accounting Information.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Profit and loss accounts

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2017

(R$ ’000, except net loss per share)

		Third quarter:		Nine months to:
3Q17	NOTE	3Q16	Sep. 30, 2017	Sep. 30,2016
NET REVENUE FROM PROVISION OF SERVICES	20	30,593	25,952	88,303	74,641
COSTS OF SERVICES PROVIDED	21	(17,671)	(15,922)	(52,624)	(46,348)

GROSS PROFIT		12,922	10,030	35,679	28,293
OTHER OPERATIONAL REVENUES (EXPENSES):
General and administrative expenses	21	(8,285)	(6,641)	(24,881)	(23,806)
Sales and marketing expenses	21	(238)	(124)	(728)	(259)
Other operational revenues		76	20,963	87	21,225
Other operational expenses	21	(233)	(466)	(3,522)	(572)
Equity gain in investees	9	(459)	(10,141)	(1,951)	(25,647)

Total		(9,139)	3,591	(30,995)	(29,059)

NET PROFIT BEFORE FINANCIAL REVENUE (EXPENSES), INCOME TAX AND SOCIAL CONTRIBUTION TAX		3,783	13,621	4,684	(766)

Financial revenues	22	1,226	844	2,147	3,039
Financial expenses	22	(3,857)	(1,628)	(11,501)	(5,047)

PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX		1,152	12,837	(4,670)	(2,774)
Current income tax and Social Contribution tax	8	(105)	62	(105)	(24)
Deferred income tax and Social Contribution tax	8	(512)	(7,918)	898	(7,766)

PROFIT (LOSS) FOR THE PERIOD		535	4,981	(3,877)	(10,564)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES IN CIRCULATION (thousands of shares)		397,683	397,683	397,683	397,683

BASIC AND DILUTED PROFIT (LOSS) PER SHARE (Reais)		0.00	0.01	(0.01)	(0.03)

The notes are an integral part of the Interim Accounting Information.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

STATEMENT OF COMPREHENSIVE INCOME

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2017

R$ ’000

	Third quarter:		Nine months:
	3Q17	3Q16	9M17	9M16
Profit (loss) for the period	535	4,981	(3,877)	(10,564)
Other comprehensive income	—	—	—	—

Total comprehensive income for the period	535	4,981	(3,877)	(10,564)

The notes are an integral part of the Interim Accounting Information.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

R$ ’000

	Share capital	Equity valuation adjustment	Retained losses	Total
BALANCES AT DECEMBER 31, 2015	225,081	(75)	(56,989)	168,017
Capital increase	16,660	—	—	16,660
Loss for the period	—	—	(10,564)	(10,564)

BALANCES AT SEPTEMBER 30, 2016	241,741	(75)	(67,553)	174,113

BALANCES AT DECEMBER 31, 2016	241,741	(756)	(47,006)	193,979

Loss for the period	—	—	(3,877)	(3,877)

BALANCES AT SEPTEMBER 30, 2017	241,741	(756)	(50,883)	190,102

The Notes are an integral part of the Interim Accounting Information.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

STATEMENTS OF CASH FLOW

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

R$ ’000

	9M17	9M16
CASH FLOW FROM OPERATIONS
Profit (loss) for the period Adjustments to reconcile net profit to cash generated by operations	(3,877 41,143)	(10,564 41,968)

Depreciation and amortization	25,974	24,947
Costs of financings	10,690	4,433
Deferred income tax and Social Contribution tax	(898)	7,766
Cost of fixed assets written off	—	117
Appreciation of assets received from Eletronet	—	(20,423)
Fair value of financial derivative	102	—
Reversal of provision for risks Net addition (reversal) of provision for doubtful receivables	(15 355)	(32 (262	) )
Equity in earnings of unconsolidated investees, net	1,951	25,647
Constitution of provision for indemnity	2,984	—
Reversal of provision for obsolescence	—	(225)
Variations in assets and liabilities	(5,814)	(5,138)

Reduction (increase) of assets: Accounts receivable from clients	1,861	(2,584)
Taxes recoverable	(1,938)	(494)
Other assets	1,005	(672)
Increase (reduction) in liabilities:
Accounts payable to suppliers and others	(3,028)	680
Payroll-related and tax obligations	(1,129)	371
Deferred revenues	(360)	(368)
Income tax and Social Contribution tax paid	105	(1,097)
Interest paid	(2,330)	(974)

Net cash from operational activities	31,452	26,266
CASH FLOW IN INVESTMENT ACTIVITIES
Acquisition of fixed and intangible assets	(34,734)	(28,459)
Reductions (increase) in securities and cash investments	(4,375)	8,461
Capital increase in affiliated company	—	(16,660)

CASH FLOW IN FINANCING ACTIVITIES
Net cash used in investment activities Capital increase	(39,109 —)	(36,658 16,660)
Loans and financings obtained, and debentures issued Payment of principal of loans, financings and debentures	26,239 (18,000)	— (5,961)

Net cash from financial activities	8,239	10,699

NET INCREASE IN CASH AND CASH EQUIVALENTS	582	307

CASH AND CASH EQUIVALENTS
At start of period	1,034	4,869
At end of period	1,616	5,176

NET INCREASE IN CASH AND CASH EQUIVALENTS	582	307

The Notes are an integral part of the Interim Accounting Information.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

ADDED VALUE STATEMENT

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

R$ ’000

	3Q17	3Q16
1 – REVENUES	146,797	153,977

1.1) Sales of services	117,853	99,087
1.2) Reversal (provision) for doubtful receivables	(355)	262
1.3) Additions to fixed assets in progress	23,973	27,934
1.5) Appreciation of assets received from Eletronet 1.6) Gain (loss) on financial derivative	— (102)	20,423 —
1.8) Others	5,428	6,271
2 – INPUTS ACQUIRED FROM THIRD PARTIES	58,386	51,282

2.1) Cost of services sold	12,856	8,279
2.2) Materials, power, outsourced services and others	42,392	42,903
2.3) Loss / recovery of asset value	2,984	—
2.3) Others	154	100

3 – GROSS VALUE ADDED (1–2)	88,411	102,695

4 – RETENTIONS	25,974	24,947

4.1) Depreciation and amortization	25,974	24,947
5 – NET ADDED VALUE PRODUCED BY THE ENTITY (3–4)	62,437	77,748

6 – ADDED VALUE RECEIVED BY TRANSFER	197	(22,608)

6.1) Equity method gains in non-consolidated investees, net	(1,951)	(25,647)
6.2) Financial revenues	2,148	3,039

7 TOTAL ADDED VALUE DISTRIBUTABLE (5+6)	62,634	55,140

8 – DISTRIBUTION OF ADDED VALUE	62,634	55,140

8.1) Personnel and payroll-related charges	17,635	19,768

8.1.1) Direct remuneration	10,547	11,067
8.1.2) Benefits	3,679	4,059
8.1.3) Workers’ Time of Service Guarantee Fund (FGTS)	1,009	2,381
8.1.4) Others	2,400	2,261
8.2) Taxes	32,095	35,952

8.2.1) Federal	8,083	16,123
8.2.2) State	24,012	19,829
8.3) Remuneration of external capital	16,781	9,984

8.3.1) Interest	11,501	5,047
8.3.2) Rentals	5,280	4,937
8.4) Remuneration of own capital	(3,877)	(10,564)

8.4.1) Loss for the period	(3,877)	(10,564)

The Notes are an integral part of the Interim Accounting Information.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTELECOM

EXPLANATORY NOTES TO THE QUARTERLY ACCOUNTING INFORMATION AT SEPTEMBER 30, 2017

(In thousands of Brazilian Reais – R$ ’000 – except where otherwise indicated)

1.	OPERATING CONTEXT

a)	The Company

Cemig Telecomunicações S.A. – CemigTelecom (‘the Company’) is a listed corporation and a wholly-owned subsidiary of Companhia Energética de Minas Gerais S.A. – Cemig. It offers optical fibers for carriage of telecommunication services, in the State of Minas Gerais and other States of Brazil’s Northeast and Center-West, using the electrical power transmission and distribution infrastructure of power concession holders, principally Cemig.

It is domiciled in Brazil with address at Rua dos Inconfidentes 1051, Ground Floor, Funcionários, Belo Horizonte, MG. It is authorized by the Brazilian telecoms regulator (Agência Nacional de Telecomunicações – Anatel) to commercially operate Multimedia Communication Services (SCM), for an indeterminate period, by Act No. 41002 of December 3, 2003.

Created on January 13, 1999, CemigTelecom focuses on providing telecommunication services for the corporate segment of internet access providers (ISPs) and telecommunications operator It operates in the wholesale market renting specialized circuits to providers of fixed telephony, mobile telephony, cable TV, business carriers, data-centers, broadband and other services.

The Company’s core business is provision of telecommunication services in the segment of operators, internet service providers (ISPs) and specialized services for the corporate segment, making available network and internet access solutions such as: corporate internet access, data communication between head office and branch offices, high capacity, high-quality solutions, rental of specialized circuits (links, IP/MPLS networks AND VPNs), customized service for each business, connectivity solutions, and other services.

CemigTelecom makes available the largest optical network for transport of telecommunications in Minas Gerais, with presence in more than 70 cities of the state. Additionally, it makes services available through optical networks in the metropolitan regions of Salvador, Recife, Goiânia and Fortaleza, as well as having points of presence in the cities of São Paulo and Rio de Janeiro. In total, it is present in more than 100 cities.

In fourth quarter 2016, to provide feasibility for the entry of a new partner into Ativas, CemigTelecom assumed a significant amount in short-term debt, with a guarantee from its controlling stockholder. As a result, on September 30, 2017 CemigTelecom’s current liabilities exceeded its current assets by R$ 61,445 (R$ 74,312 on December 31, 2016). On September 30, 2017, CemigTelecom’s short-term loans totaled R$ 58,973, of which R$ 50,426 had maturities in fourth quarter 2017.

Management increased the Company’s share capital by R$ 50,657 for settlement of the loan, on October 23, 2017, and believes that it has satisfactory operational cash generation capacity with adequate conditions to comply with its short-term obligations and continue to make the investments necessary for maintaining its projects.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

b)	Investment in affiliated company

Until October 18, 2016, the Company had shared control, as a joint venture, of the company Ativas Data Center S.A. (‘Ativas’), with a 49% holding in the share capital of that company. As from that date, with the entry of Sonda Procwork Outsourcing Informática Ltda. (‘Sonda’), the new partner in the business, its equity interest was diluted to 19.6%, and it classified the investment as an affiliated company. The management and the principal corporate decisions are exercised by the new controlling stockholder, under a stockholders’ agreement.

Ativas is an entity domiciled in Brazil. Its headquarters and technological facilities are at Rua Agenério Araújo 20, Camargos, Belo Horizonte, MG, and it has commercial offices in São Paulo, Rio de Janeiro, Porto Alegre and Curitiba. Its corporate Objects are:

(i)	provision of ITC (Information Technology and Communication) infrastructure supply services, comprising physical hosting of IT physical environments;

(ii)	storage of databases and site backup;

(iii)	provision of professional security services in relation to information and availability ;

(iv)	provision of consultancy services in ITC and connectivity with sale of internet access and bandwidth; and

(v)	licensing and assignment of rights to use computer programs.

With the entry of the new controlling stockholder, Sonda, various actions were taken to adapt its organizational, operational and financial structure. As part of the restructuring plan of this affiliated company, in October 2016 early settlement was made of a substantial part of its loans, financings and debentures, with a view to obtaining a capital structure compatible with the size of its business

2.	BASIS OF PREPARATION

2.1.	Presentation of the Quarterly Information

The Quarterly Information (ITR) has been prepared in accordance with Technical Pronouncement CPC 21 (R1) – Interim Financial Statements and IAS International Standard 34 – Interim Financial Reporting issued by the International Accounting Standards Board – IASB, and in a manner compliant with the rules issued by the Brazilian Securities Commission (CVM) applicable to preparation of Quarterly Information (ITR).

This Interim Accounting Information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual financial statements at December 31, 2016. Thus these ITRs should be read in conjunction with those Financial Statements, approved by the Board of Directors and filed with the CVM on April 6, 2017.

Management certifies that all the material information in the Interim accounting information, and only that information, is being presented, and that it corresponds to the information used by Management in its administration of the company.

On November 10, 2017 the Executive Board authorized conclusion and publication of this Interim Accounting Information.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

3.	CASH AND CASH EQUIVALENTS

	Sep. 30, 2017	Dec. 31, 2016
Cash and bank deposits	333	261
Fixed-income funds
Bank certificates of deposit (a)	218	105
Overnight (b)	1,065	668

Total	1,616	1,034

On September 30, 2017, the company had 100% of its cash investments (cash equivalents and securities – Note 4) in the Pampulha fund (Fundo Pampulha), an exclusive investment fund of the Cemig Group. The weighted average profitability of the financial investments of the Pampulha Fund in this period was approximately 104.37% of the rate for interbank certificates of deposit, published by Cetip S.A. – the CDI Rate (this percentage was 106.31% on December 31, 2016).

a)	Bank Certificates of Deposit with floating rates, remunerated at a percentage of the CDI Rate (Interbank Rate for Certificates of Deposit – which varies between 100.5% and 105.25%, depending on the transaction) published by Cetip S.A. – Mercados Organizados.
b)	Short-term (‘overnight’) transactions (usually Treasury bonds, notes, etc., referenced to a fixed rate), with availability for redemption on the next day after investment.

4.	SECURITIES

Securities refers to: (i) fixed-income securities, comprising units in funds managed by financial institutions that meet the requirements for reputation, reliability and solidity established by the Controlling Group; and (ii) investments in securities and bank CDs (CDBs), with maturities of more than 90 days, the amounts of which, reported in Current assets, take into account the expectation of realization in the short term.

Fixed-income securities	Sep. 30, 2017	Dec. 31, 2016
Current Fixed-income funds, with portfolios comprising:
Bank certificates of deposit (a)	75	59
Repos (b)	646	131
Treasury Financial Notes (b)	881	349
Financial Notes – Banks (c)	4,508	1,316

Subtotal	6,110	1,855

Non-current
Financial Notes – Banks (c)	—	25
Debentures and Notes (b)	203	58

Subtotal	203	83

Total	6,313	1,938

(a)	Bank Certificates of Deposit with floating rates, remunerated at a percentage of the CDI Rate (Interbank Rate for Certificates of Deposit – which varies between 100.5% and 105.25%, depending on the transaction) published by Cetip S.A. – Mercados Organizados.
(b)	Floating-rate debentures, remunerated at a percentage of the CDI rate (varying between 100% + 0.78% and 113%, depending on the transaction).
(c)	Floating-rate treasury Financial Notes, the remuneration of which is given by the variation of the daily Selic rate recorded between the date of settlement of the purchase and date of maturity of the security plus, if any, premium or discount at the moment of purchase.
(d)	Floating-rate bank Financial Notes, remunerated at a percentage of the CDI (between 100 + 0.52% and 112%, depending on the transaction).

Cemig Telecomunicações S.A. (‘CemigTelecom’)

5. ACCOUNTS RECEIVABLE FROM CLIENTS
	Sep. 30, 2017	Dec. 31, 2016
Related parties (Note 18)	2,880	5,299
Third parties	16,158	15,375
Doubtful receivables	(1,780)	(1,425)

Total	17,258	19,249

Below is a summary of accounts receivable, by time / maturity:

	Sep. 30, 2017
	Related parties	Third parties	Total	Dec. 31, 2016
Accounts receivable
Not yet due	1,010	13,308	14,318	12,805
1 to 30 days	76	891	967	2,906
31 to 60 days	76	58	134	1,381
61 to 90 days	76	39	115	643
91 to 180 days	232	185	417	424
Over 180 days	1,410	1,677	3,087	2,515

Total	2,880	16,158	19,038	20,674

Provision for doubtful receivables	—	(1780)	(1780)	(1425)

Total	2,880	14,378	17,258	19,249

Percentage loss recognized on past due accounts receivable		62%	38%	18%

The estimate for losses on doubtful receivables is recorded after individual assessment of receivables that are more than 180 days past due. Those on which there is doubt as to realization have their losses recognized in the Profit and loss account in the amount expected to be incurred.

The change in the estimate for losses on accounts receivable can be expressed as follows:

	Sep. 30, 2017	Dec. 31, 2016
Balances at start of period	(1,425)	(2,459)
Provision permanently written off	—	853
New provisions	(361)	(101)
Reversals	6	282
Balances at end of period	(1,780)	(1,425)

Cemig Telecomunicações S.A. (‘CemigTelecom’)

6.	FINANCIAL LEASING – GPON Networks – condominiums

Leasings in which the Company is lessor and substantially transfers the risks and benefits of ownership to the lessee are classified as financial leasings. These transactions are recognized as a receivable at the lower of: Fair value of the asset leased, and Present value of the flow of receipts specified in the contract, discounted at a risk-free interest rate. Interest related to leasing is recognized in the Profit and loss account as Financial revenue during the period that the contract is in force.

	Sep. 30, 2017	Dec. 31, 2016
Current	323	303

Non-current	11,631	11,876

Total	11,954	12,179

GPON network condominiums

On July 5, 2016 CemigTelecom signed an irrecoverable contract with Algar Telecom S.A. (Algar) for the FTTH GPON Network owned by CemigTelecom, located in 39 residential districts and condominiums in the Southern Zone of the Metropolitan Region of Belo Horizonte. The contract, signed for a period of 15 years, specifies monthly remuneration of R$ 112 in the first 60 months, and R$ 132 as from the 61st month, with annual adjustment by the IGP-M inflation index.

The normal value of the flows of receipts specified in the contract was as follows:

	Sep. 30, 2017	Dec. 31, 2016
Up to 1 year	1,345	1,345
1 to 5 years	5,678	7,080
Over 5 years	13,887	13,493

Total	20,910	21,918

7.	TAXES RECOVERABLE

	Sep. 30, 2017	Dec. 31, 2016
ICMS (local state value added tax) (a)	6,053	4,929
Income tax and Social Contribution tax offsetable	873	595
Income tax withheld at source	1,550	1,098
Other	39	59

Total	8,515	6,681

Current	5,181	3,684

Non-current	3,334	2,997

(a)	This refers, basically, to ICMS tax credits recoverable, stated separately on tax invoices for acquisitions of PP&E assets. These can be used in up to 48 months from their recording in the CIAP book (ICMS tax credits monitoring book).

Cemig Telecomunicações S.A. (‘CemigTelecom’)

8.	CURRENT AND DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION TAX

The item Deferred income tax and Social Contribution tax refers to the deferred tax credit constituted, principally, on temporary differences, tax losses and negative balances of Social Contribution tax ascertained up to the reporting date. Reporting of the deferred income tax is based on a technical study of feasibility made by the Executive Board and approved by the Audit Board and the Board of Directors on April 6, 2017.

The assumptions used in the preparation of that technical feasibility study were based on the projection of future taxable profits. On December 31, 2015, considering the Company’s business plan and the outlook for the macroeconomic scenario, the feasibility study indicated that future taxable profits foreseen for the period of 10 years would not be sufficient to exhaust the totality of tax credits recorded, and for this reason the Company reverted part of the deferred income tax and Social Contribution tax recognized in prior years, in the amount of R$ 13,491, of which R$ 12,057 referred to the tax loss and negative base for Social Contribution tax, and R$ 1,434 in temporary differences. Since this is a change of estimate, the adjustment was recognized in the Profit and loss account with a counterpart in Expenses on income tax and deferred Social Contribution tax.

On December 31, 2016 a further technical study was made, which indicated the possibility of complementing the balance of deferred income tax and Social Contribution tax with the amount of R$ 1,569. The portion of tax credits not recognized amounts to R$ 10,385. This amount will be maintained under monitoring in the tax records until it satisfies the technical requirements for its accounting recognition.

The accounting value of the deferred tax assets is reviewed periodically, and the forecasts, annually. If there are material factors that change the forecasts, the technical feasibility study will be reviewed by the Company during the business year.

	Sep. 30, 2017	Dec. 31, 2016
Assets
Deferred tax credits
Tax losses and negative Social Contribution balances	4,920	4,973
Allowance for doubtful accounts	573	451
Tax, social-security, employment-law, third-party provisions	28	33
Provision for reimbursement – Ativas	2,174	1,159
Voluntary retirement program	373	539
Depreciation – Law 11941/09	6,438	7,018
Actuarial loss recorded in Other comprehensive income	390	390
Provision for obsolescence	467	390
Provision for impairment of investment	1,495	1,495
Other temporary additions	723	590

Total, deferred income tax/Social Cont. asset	17,581	17,038

Liabilities
Deferred tax obligations
Leasing of GPON Network – Condominiums	(843)	(764)
Gain on derivative financial instruments	(1,524)	(1,559)
Appreciation of assets received from Eletronet	(6,279)	(6,678)

Total, deferred income tax and Social Contribution liabilities	(8,646)	(9,001)

Total non-current assets, net	8,935	8,037

Cemig Telecomunicações S.A. (‘CemigTelecom’)

The reconciliation of the expense calculated by application of the nominal tax rates and of the expense of income tax and Social Contribution reported in the Profit and loss account for the year is as follows:

	3Q17	3Q16	9M17	9M16
Profit before income tax and Social Contribution tax	1,152	12,837	(4,670)	(2,774)
Equity in earnings of unconsolidated investees, net	459	10,141	1,951	25,647
Adjusted profit before income tax and Social Contribution tax	1,611	22,978	(2,719)	22,873
Nominal rate of income tax and Social Contribution tax	34%	34%	34%	34%
Expectation for Income tax and Social Contribution tax	(548)	(7,813)	924	(7,777)
Adjustments to obtain effective rate:
Tax effects applicable to:
Other additions and exclusions, net	(69)	(43)	(131)	(13)
Net effect of income tax and Social Contribution tax	(617)	(7,856)	793	(7,790)
Income tax and Social Contribution tax
Current	(105)	62	(105)	(24)
Deferred	(512)	(7,918)	898	(7,766)

Total	(617)	(7,856)	793	(7,790)

The Company’s statements of earnings are subject to review by the tax authorities for a period of five years. Other taxes, charges and contributions are also subject to these conditions, under applicable legislation.

The changes in the deferred tax assets in the period can be shown as follows:

	Dec. 31. 2016	Added	Used	Sep. 30, 2017
Deferred tax credits
Tax losses and negative Social Contribution tax amounts	4,973	—	(53)	4,920
Allowance for doubtful accounts	451	122	—	573
Provisions for tax, social-security, employment-law and civil cases	33	—	(5)	28
Provision for reimbursement – Ativas	1,159	1,015	—	2,174
Voluntary retirement program	539	—	(166)	373
Depreciation – Law 11941/09	7,018	—	(580)	6,438
Provision for obsolescence	390	77	—	467
Provision for impairment of investment	1,495	—	—	1,495
Other temporary differences	590	133	—	723

Total	16,648	1,347	(804)	17,191

Deferred tax obligations
GPON Network Leasing – Condominiums	(764)	(79)	—	(843)
Gain on derivative financial instruments	(1,559)	—	35	(1,524)
Appreciation of assets received from Eletronet	(6,678)	—	399	(6,279)

Total	(9,001)	(79)	434	(8,646)

Tax credit (obligation) recognized in Profit and loss account	7,647	1,268	(370)	8,545

Actuarial loss recorded in Other comprehensive income	390	—	—	390

Total of tax credit (obligation) recognized	8,037	1,268	(370)	8,935

Cemig Telecomunicações S.A. (‘CemigTelecom’)

9.	INVESTMENT IN AFFILIATED COMPANY

Up to the third quarter of 2016 the Company was holder of 49% (forty nine per cent) of the voting stock of the company Ativas Data Center S.A. On October 19, 2016 entry of the new strategic stockholder, Sonda Procwork Outsourcing Informática Ltda. (‘Sonda’) as one of the stockholders of Ativas Data Center S.A. was concluded. The closing took place after approval of the transaction without restrictions by Brazil’s Monopolies Authority, CADE, and compliance with the other conditions precedent.

Following the subscription by Sonda of R$ 114,000, through a capital increase, Sonda holds 60% of the equity of Ativas; CemigTelecom holds 19.6% (representing share capital of R$ 98,900); and Ativas Participações holds 20.4% (representing share capital of R$ 102,937). Since after the transaction CemigTelecom no longer had shared control of Ativas, its interest was from that point onward recognized as investment in an affiliated company.

Until the finalization of the phase of construction of its datacenter, in January 2011, Ativas was pre-operational and by September 30, 2017 it had reported accounting losses of R$ 330,065 since its constitution in 2009 (R$ 322,122 up to Dec. 31, 2016).

The principal information on this affiliated company is given below, aligning the accounting practices of Ativas with those of CemigTelecom:

	Sep. 30, 2017	Dec. 31, 2016
Assets	168,873	180,449
Liabilities	50,112	51,735
Stockholders’ equity	118,761	128,714

	9M17	9M16
Net Revenue	49,370	46,654
Loss for the period	(9,954)	(52,342)

The movement of investment in the capital of Ativas in the periods ended September 30, 2017 and 2016 was as follows:

9M16				9M17
Jan. 1, 2016	Equity method gain	Capital increase	Sep. 30, 2016	Jan. 1, 2017	Equity method gain	Sep. 30, 2017
(76,708)	(25,647)	16,660	(85,695)	19,744	(1,951)	17,793

The value of the investment can be shown as follows:

	30/09/2017	31/12/2016
Stockholders’ equity of the investee as per accounting records	118,761	128,714
Effect of deferred income tax asset recognized by investee	(27,979)	(27,979)
Adjusted stockholders’ equity of the investee	90,782	100,735
Percentage interest (%)	19,6%	19,6%

Investments valued by the equity method	17,793	19,744
Premium paid on subscription	4,397	4,397
Provision for impairment of the premium	(4,397)	(4,397)

Balance of the investment	17,793	19,744

Loss by equity method	(1,951)	(27,165)

Cemig Telecomunicações S.A. (‘CemigTelecom’)

The stockholding structure of Ativas on September 30, 2017 and December 31, 2016 is as follows:

Stockholder	Shares (thousands)	Stake%
Ativas Participações S.A.	93,134	20,40%
CEMIG Telecomunicações S.A.	89,482	19,60%
Sonda Procwork Outsourcing Informática Ltda	273,925	60,00%

Total	456,541	100%

Capital increase

Subscriptions of capital in 2016

	Feb. 16, 2016	Mar. 14, 2016	1st tranche	2nd tranche	Total
CemigTelecom	3,800	12,860	45,000	37,240	98,900
Ativas Participações	3,955	13,385	46,837	38,760	102,937
Sonda Procwork	—	—	—	114,000	114,000

Total	7,755	26,245	91,837	190,000	315,837

Financial assets / liabilities relating to sale / purchase options

On October 19, 2016, Cemig Telecomunicações S.A. – ‘CemigTelecom’, Ativas Participações S.A. (‘Ativas Participações’) and Sonda Procwork Outsourcing Informática Ltda. (‘Sonda’) signed an investment contract, permitting entry of Sonda as stockholder of the investee Ativas Data Center S.A. (‘Ativas Data Center’), which until that date was an exclusive investee of CemigTelecom (49%) and Ativas Participações (51%).

After the entry of the new partner Sonda, by dilution of CemigTelecom and Ativas Participações, Sonda assumed stockholding control, as owner of 60.0% of the shares of Ativas Data Center, the stockholders CemigTelecom and Ativas Participações S.A. now holding 19.6% and 20.4%, respectively.

As part of the process of stockholding restructuring, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by CemigTelecom) and a Sale Option Agreement (issued by Sonda).

These resulted in CemigTelecom simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net profit of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to sixteen times the adjusted net profit of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the financial statements for the quarter ended September 30, 2017. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

The measurement was carried out by a specialized consulting company through the use of the Black-Scholes-Merton (BSM) model, it being ensured that its results were consistent with other stochastic approaches involving numerical procedures.

In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on September 30, 2017; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the value of the transaction in shares of Ativas by Sonda, which took place on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date on March 31, 2021. Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analyzes and on information of comparable listed companies. The exercise prices adopted in the BSM method were corroborated with statistical distributions analyzed through numerical procedures. On September 30, 2017, the derivative financial instrument is recorded, with the amount of R$ 4,484 (R$ 4,586 on December 31, 2016) in the account line Derivative financial instrument – Assets

10.	PROPERTY, PLANT AND EQUIPMENT

The depreciation rates and remaining useful lives were determined through technical opinions issued by engineers of the Company, and reflect the expectation of useful life of the goods and assets, as follows:

	Sep. 30, 2017				Dec. 31, 2016
	Cost	Accumulated Depreciation		Net value	Net value
Land	82	—		82	82
Real estate property	55	(17)		38	39
Facilities	107	(32)		75	43
Machinery and equipment	11	(3)		8	9
Furniture and utensils	1,582	(1,136)		446	450
Computers and peripherals	2,206	(1,858)		348	193
Test instruments	2,833	(2,730)		103	159
Improvements	246	(233)		13	19
Satellite reception system Telecoms network equipment	9,283 392,054	(9,283 (278,811	) )	— 113,243	1 95,859
Materials	64,137	(40,929)		23,208	22,404
Cable	196,331	(99,263)		97,068	100,741
OPGW cables	18,894	(1,575)		17,319	18,264
ADSS cables	1,529	(382)		1,147	1,376
Network infrastructure	19,342	(13,597)		5,745	6,202
Spare parts	10,413	—		10,413	9,312
Fixed assets in progress	2,064	—		2,064	7,834

Subtotal	721,169	(449,849)		271,320	262,987

Provision for obsolescence	(1,374)	—		(1,374)	(1,374)

Total, net	719,795	(449,849)		269,946	261,613

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Depreciation rates and useful lives of the assets:

	Average percentage depreciated up to Sep. 30, 2017	Average remaining useful life (years)	Annual average depreciation rates
Class of assets
Real estate property	31%	34.5	2%
Facilities	30%	7.0	10%
Machinery and equipment	27%	7.3	10%
Furniture and utensils	72%	2.8	10%
Computers and peripherals	84%	0.8	20%
Test instruments	96%	0.4	10%
Improvements	95%	0.3	20%
Satellite reception system	100%	0.0	8%
Telecoms network equipment	71%	2.6	11%
Materials	64%	5.2	7%
Cable	51%	9.9	5%
OPGW cables	8%	13.7	7%
ADSS cables	25%	3.8	20%
Network infrastructure	70%	5.4	3 a 10%

The movement in PP&E can be shown as follows:

		Accumulated in nine months ended Sep. 30, 2017
	Dec. 31, 2016	Additions	Written off	Transfers		Sep. 30, 2017
Land	82	—	—	—		82
Real estate property	55	—	—	—		55
Facilities	68	39	—	—		107
Machinery and equipment	11	—	—	—		11
Furniture and utensils	1,524	58	—	—		1,582
Computers and peripherals	1,953	253	—	—		2,206
Test instruments	2,833	—	—	—		2,833
Improvements	246	—	—	—		246
Satellite reception system	9,283	—	—	—		9,283
Telecoms network equipment	361,943	—	—	30,111		392,054
Materials	61,098	—	—	3,039		64,137
Cable	192,373	—	—	3,958		196,331
OPGW cables	18,894	—	—	—		18,894
ADSS cables	1,529	—	—	—		1,529
Network infrastructure	19,342	—	—	—		19,342
Spare parts	9,312	9,500	—	(8,399)		10,413
Fixed assets in progress	7,834	23,973	—	(29,713)		2,064

Total cost	688,380	33,793	—	(1,004)		721,169

Accumulated depreciation	(425,393)	(24,456)	—	—		(449,849)
Provision for obsolescence	(1,374)	—	—	—		(1,374)

Net value depreciable	261,613	9,337	—	(1,004)	(**)	269,946

(a)	Spending relating to projects in progress for expansion of telecommunications networks and inventories.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

		Accumulated in nine months ended Sep. 30, 2016
	Dec. 31, 2015	Additions		Written off	Transfers		Sep. 30, 2016
Land	82	—		—	—		82
Real estate property	55	—		—	—		55
Facilities	152	—		(84)	—		68
Machinery and equipment	11	—		—	—		11
Furniture and utensils	1,469	6		—	—		1,475
Computers and peripherals	1,934	10		—	—		1,944
Test instruments	2,833	—		—	—		2,833
Improvements Satellite reception system	246 9,283	— —		— —	— —		246 9,283
Telecoms network equipment	342,087	—		(239)	19,552		361,400
Materials	61,301	—		—	1,557		62,858
Cable	190,788	—		—	4,088		194,876
OPGW cables	—	18,894	(**)	—	—		18,894
ADSS cables	—	1,529	(**)	—	—		1,529
Network infrastructure	19,342	—		—	—		19,342
Spare parts	8,030	5,735		(225)	(4,915)		8,625
Fixed assets in progress	6,819	21,878		—	(22,561)		6,136

Total cost	644,432	48,052		(548)	(2,279)		689,657

Accumulated depreciation	(394,446)	(23,904)		206	—		(418,144)
Provision for obsolescence	(225)	—		225	—		—

Net amount depreciable	249,761	24,148		(117)	(2,279)	(*)	271,513

(*)	The remaining balances in the transfers shown in the previous table refer to the transfers made between the accounts Fixed assets and Intangible assets (Note 13).
(**)	Refers to the assets transferred by Eletronet S.A.

Assets transmitted by Eletronet S.A.

The Company periodically evaluates the useful lives applied to their assets with defined useful life. The works of valuation of useful lives of the assets are carried out by professionals of the Company’s technical engineering team, and they consider, among other aspects, the following principal indications for formation of their opinion: (i) technical information related to the use and maintenance of the assets; (ii) outlook for technological and market changes; (iii) the Company’s capacity to obtain services and parts in the market for replacement of goods; and (iv) the possibility of realizing upgrades in the related equipment and software, and also of the capacity for its combination with future technologies.

For tax purposes, the useful lives of the assets accepted by the tax legislation were maintained, and the difference between the accounting and tax bases are treated as temporary differences, the effects resulting from which are recognized as a deferred tax credit or debit in the period in which those differences occur.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

11.	INTANGIBLE ASSETS

		Accumulated in the nine months ended Sep. 30, 2017
	Dec. 31, 2016	Additions	Transfers	Sep. 30, 2017
Software use license	2,037	941	—	2,978
Grant of radio concession	230	—	—	230
Management systems	12,998	—	1,004	14,002

Total cost	15,265	941	1,004	17,210
Accumulated amortization	(5,775)	(1,518)	—	(7,293)

Net value amortizable	9,490	(577)	1,004	9,917

		Accumulated in the nine months ended Sep. 30, 2016
	Dec. 31, 2015	Additions	Transfers		Sep. 30, 2016
Software use license	1,137	830	—		1,967
Grant of radio concession	230	—	—		230
Management systems	9,268	—	2,279		11,547

Total cost	10,635	830	2,279		13,744
Accumulated amortization	(4,010)	(1,043)	—		(5,053)

Net value amortizable	6,625	(213)	2,279	(*)	8,691

(*)	The remaining balances in the transfers shown in the previous table refer to the transfers made between the accounts Fixed assets and Intangible assets (Note 10).

Amortization rates and useful lives: The annual rates of amortization were determined as a function of the expectation of use of the asset, and are as follows:

Class of asset	Estimated useful life (years)	Average percentage amortized up to Sep. 30, 2017	Average remaining useful life (years)	Annual average depreciation rates
Software use license	5 years	45%	2.8	20%
Grant of radio concession	15 years	24%	11.3	6.7%
Management systems	10 years	42%	5.8	10%

12.	LOANS AND DEBENTURES

	Sep. 30, 2017	Dec. 31, 2016
Loans	91,479	101,372
Debentures	26,492	—

Total	117,971	101,372

Current	58,973	63,751

Non-current	58,998	37,621

Cemig Telecomunicações S.A. (‘CemigTelecom’)

The movement of loans and debentures in the nine months ended September 30, 2017 was as follows:

	Dec. 31, 2016	Funds raised	Amortizations	Charges appropriated in the period	Sep. 30, 2017
Sonda Procwork (1)	46.310	—	—	4.106	50.416
Sonda Procwork (2)	38.326	—	—	3.396	41.722
Cemig Holding (3)	18.134	—	(19.235)	1.101	—
Debentures (4)	—	27.000	(1.095)	1.159	27.064

Subtotal	102.770	27.000	(20.330)	9.762	119.202

Funding cost	(1.398)	(761)	—	928	(1.231)

Total	101.372	26.239	(20.330)	10.690	117.971

(1)	Loan from Sonda, rate 110% of CDI, maturing October 19, 2017, to support the investment in Ativas Data-center.
(2)	Loan taken from Sonda, rate 110% of CDI, to support the investment in Ativas Data Center. The loan will become due on the date of exercise of the put option by the Company, as regulated by the Stockholders’ Agreement.
(3)	Loan taken from Cemig holding company, at 132.9% of the CDI, maturing May 31, 2017, to support the Company’s working capital – this was settled early, on May 22, 2017.
(4)	The Company issued 2,700 debentures, under CVM Instruction 476, in a single series, all known and non-convertible, with floating guarantee and nominal unit value of R$ 10, on May 22, 2017, with maturity May 22, 2019. The debentures issued are remunerated at 128.5% of the CDI rate. This funding was for settlement of loan with the Stockholder Cemig Energética S.A., of R$ 19,235 and to replenish the Company’s cash position.

13.	SUPPLIERS

	Sep. 30, 2017	Dec. 31, 2016
Third parties	7,945	11,514
Related parties (Note 18)	10,778	10,236

Total	18,723	21,750

The Company’s exposure to risks of currency and liquidity related to suppliers and accounts payable is given in Note 23.

14.	PAYROLL-ASSOCIATED AND EMPLOYMENT-LAW OBLIGATIONS

	Sep. 30, 2017	Dec. 31, 2016
Vacation pay, 13th salary and charges payable	3,665	2,906
Employee profit shares	—	1,257
Long-term benefits to employees (Note 24)	3,192	2,801
Voluntary retirement program	1,097	1,583
Other	86	90

Total	8,040	8,637

Current	4,848	5,836

Non-current	3,192	2,801

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Voluntary retirement program

On March 18, 2016 the Company’s management launched the Incentivated Voluntary Retirement Program (PDVI) for 2016, with the objective of adapting the workforce to the needs of the Company’s Business Plan, for preservation of the staff necessary for optimization of its processes and costs, maintaining the focus on achieving the targets of its strategic plan and generation of value. Employees could accept the terms of the plan as from March 21, to May 19, 2016.

12% of the Company’s staff joined the program. It was available to employees with administrative and technical careers with at least 13 years’ work in CemigTelecom or with any other company provided they were retired or qualified for retirement. The retirement dates were programmed at the Company’s option, and may occur in up to 18 months after the termination of the acceptance period. The plan provides a financial incentive equivalent to 40% of the monthly salary for each year of employment relationship with the company, for those who joined in the first 30 days of the joining period, and 20% times the monthly salary for those who joined between the 31st day of the period and its closing date. Additionally, the program grants those with eligible employment the right to receive the 40% ‘penalty’ payment on the balance of the employee’s FGTS account, as well as receipt of the other dismissal amount specified by law. The PDVI program was concluded, and the last employees left the company on October 18, 2017.

(512) TAX OBLIGATIONS

	Sep. 30, 2017	Dec. 31, 2016
Income tax withheld at source (IRRF)	173	341
Corporate income tax (IRPJ)	90	—
The Social Contribution tax on net profit (CSLL)	15	—
ICMS (local state value added tax) (a)	2,445	2,560
The Contribution to Finance Social Security – Cofins Social Integration Program (PIS)	1,339 291	1,320 286
Telecommunication Services Universalization Fund (FUST) Telecoms Technological Development Fund (FUNNTEL) (b)	99 6,666	90 7,137
Others	389	305

Total	11,507	12,039

Current	9,525	9,573

Non-current	1,982	2,466

(a)	As from January 2016, various Brazilian states increased the rate of ICMS tax on telecommunication service to improve the cash situation of the states, as follows:

State	Change in rate (from – to)	Legislation
Minas Gerais	25% – 27%	Law 21781/2015
Pernambuco	28% – 30%	Law 15599/2015
Ceará	27% – 30%	Law 15892/2015
Rio de Janeiro	27% – 30%	Law 7175/2015
Rio Grande do Norte	27% – 30%	Law 9991/2015

Cemig Telecomunicações S.A. (‘CemigTelecom’)

(b)	With the conversion of Provisional Measure 638/14 into Law 12996/14, and consequent renewal of permission for payment in installments as per Laws 11941/09 and 12249/10, the Company sought to include the debits to FUNTTEL for the years 2006 to 2013 within the REFIS program. However, this right was denied on an administrative basis, on the grounds of the Revenue Service’s allegation that it did not have the standing to manage the funds arising from this revenue specifically.

The Company reacted to this by seeking an order of mandamus against the act of an allegedly coercive authority, seeking to force those debits into the debt refinancing program referred to, but the case and the application for mandamus were refused and the case set aside. This case awaits judgment in appeal to the Regional Federal Appeal Court of the First Region.

The accumulated value of the tax obligation on September 30, 2017 is R$ 6,666, including interest and penalty payments calculated up to that date on the debts past due. The Company joined the PERT program, including the amounts that were in the ordinary agreement for payment by installments, and a tax amnesty in the amount of R$ 465,000 was recognized in September 2017.

The debits incurred as from 2014 are being paid regularly.

The movements in the payments by installments of the debits to Funttel, which are inscribed in the federal receivable debt, are as follows:

	Accumulated in the period
Period	Consolidated debits	Amortization	Charges appropriated	Amnesty	Balances at September 30, 2017
2008 and 2009	1,886	(537)	165	(465)	1,049

Total	1,886	(537)	165	(465)	1,049

The Company joined the PERT program, including the amounts that were in the ordinary agreement for payment by installments, and a tax amnesty in the amount of R$ 465,000 was recognized in September 2017.

16.	DEFERRED REVENUES

				Sep. 30, 2017		Dec. 31, 2016
Contract	Signature of the contract	Period of the contract	Amount contracted	Accumulated revenue Appropriated	To be appropriated	Accumulated revenue Appropriated	To be appropriated
1 optical fiber pair, for 181 km	08/08/2011	10 years	2,187	1,312	875	1,149	1,041
1 optical fiber pair, for 46 km	12/10/2012	20 years	925	221	704	185	740
1 optical fiber pair, for 231 km	12/04/2013	20 years	3,822	726	3,096	584	3,238
Other			515	511	4	495	20

Total			7,449	2,770	4,679	2,413	5,039

Current					460		460

Non-current					4,219		4,579

The contracts linked to the advances from clients are for irrevocable assignment of dark optical fiber pairs, not including provision of any equipment or provision telecommunication services.

The contracts have an average period of duration of 17 years, and do not contain clauses for renewal or option for sale of the assets. The revenue linked to these contracts, recognized in the quarter ended September 30, 2017, was R$ 117.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

17.	PROVISION FOR EMPLOYMENT LAW RISK

	30/09/2017	31/12/2016
Employment- law cases	67	82

	67	82

On September 30, 2017, the Company had a provision for risks and contingencies identified by management of R$ 67 (R$ 82 on December 31, 2016), representing employment-law claims, for which the chances of loss have been assessed as ‘probable’.

The Company also has other cases, claims and disputes in both the courts and the administrative sphere, totaling R$ 2,652 (R$ 2,661 on December 31, 2016), as follows:

Classification of risk by assessed chances of loss

	Expectation of loss
	‘Possible’	‘Probable’	Total
Tax (a)	—	—	—
Employment-law cases (b)	2,051	67	2,118
Civil cases (c)	601	—	601

Total	2,652	67	2,719

(a)	The tax cases are tax claims seeking to impugn allegedly incorrect tax classification for collection of the FUST and FUNTEL social contributions of the telecommunication sector, which are collected by Anatel. To charge and collect the FUST the agency of the federal government has unduly widened the calculation base for the contribution, and this has been regularly impugned in the administrative sphere. In the courts there is a case in progress in the federal courts which disputes the posting for the year 2010. The whole of the debit related to FUNTEL is under dispute in the courts, in a case questioning the standing of the Federal Revenue Service to administer the debt relating to this contribution and included in the federal scheme for payment by installments. The oldest part of this debt (for the years 2008 and 2009) was constituted, and a tax execution relating to it has been suspended, due to grant of permission for payment by installments; the most recent debits await further agreement for payment by installments. There are other tax claims, discussing the legitimacy of the form of joint collection of federal and state taxes, and defenses in tax executions.

(b)	The employment-law cases are mostly claims by employees of other companies, which had been contractual partners of CemigTelecom in which both companies have been made defendants. The claims for employment-law rights are made against the service providing companies, and in these cases CemigTelecom has been included as defendant solely for the purpose of guaranteeing payment in the case of success in the claim.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

(c)	Among the civil cases is one in which the Minas Gerais Public Attorneys’ Office for employment-law matters has filed a class action against CemigTelecom on the legality of outsourcing of services when the labor employed is supposedly related to its end-activity. At the court of the first instance, CemigTelecom was ordered to pay a fine of R$200, and prohibited from continuing to employ outsourced labor in these activities. In 2014, CemigTelecom obtained an injunction in the Higher Employment-Law Appeal Court, suspending the effects of the first instance judgment until a judgment by the Federal Supreme Court (STF) – ARE 791.932 – on whether its judgment should be given the status of mandatory precedent for all other judgments on the issue. Management has assessed the chances of loss as ‘possible’. In the event that it loses, CemigTelecom might be compelled to bring part or all of these activities into direct employment relationships. On March 31, 2017 Law 13429/2017 was published, altering Law 6019/74 to enable outsourcing of the end-activity in contracts for temporary labor. With the treatment of the same subject in the text of the recently-passed Law 13429/17, referred to as the Employment Reform Law, and with the increase in disputes that will take place, we believe there is a tendency for the courts to start to see this subject from a different point of view. This reasoning enables management to infer that there is a trend for making contracting of outsourced labor more flexible, which may have a favorable influence on the judgment in this case.

18.	RELATED PARTY TRANSACTIONS

CemigTelecom is a listed corporation and a wholly-owned subsidiary of Companhia Energética de Minas Gerais S.A. – Cemig.

The principal holders of voting stock in which are the Government of the State of Minas Gerais (51%) and Andrade Gutierrez Concessões Energia (20%). The controlling stockholder, Cemig, has other direct stockholdings in the following main companies, as well as CemigTelecom: Axxiom Soluções Tecnológicas S.A. (49%), Cemig Geração e Transmissão S.A. (100%), Cemig Distribuição S.A. (100%), Companhia de Gás do Estado de Minas Gerais S.A. – Gasmig (99.57%), Rosal Energia (100%), Sá Carvalho (100%), Light S.A. (26.06%) and Transmissora Aliança de Energia Elétrica – Taesa (31.54%).

As well as its affiliated company Ativas, CemigTelecom considers the following to be related parties: the controlling stockholder and its related parties, the companies or persons who directly or indirectly have significant influence of the Management of the Company, the private pension plan (Forluz) and the administrator of the health and dental plan (Cemig Saúde) in which the Company is co-sponsor together with the other companies of the Cemig Group, and the managers and employees of the Company.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Asset transactions (sales) – The main commercial transactions between the Company and related parties that generate revenue are commercial transactions relating to circuits and other telecommunication services in general, in which the controlling group, Cemig, currently represents 8.38% of the Company’s sales revenue (14.39% in 2016).

Purchase transactions (purchases) – The Company’s principal transactions resulting in outflow with related parties are for supply of electricity to feed the telecommunication equipment, provision of services of management and maintenance of the telecommunications network and rental (sharing) of power transmission distribution infrastructure for installation of telecommunication cables and equipment.

The affiliated company Ativas has an item of R$ 8,959 in its accounts receivable from the minority stockholders, for an indemnity clause arising from liabilities that predated or were not revealed on the transaction date, as specified in the investment contract signed on August 25, 2016 between CemigTelecom, Ativas and Sonda Procwork Outsourcing Informática Ltda. Of this amount recorded, 49% is attributable to the responsibility of CemigTelecom, and a provision for it has been constituted in the amount of R$ 3,410, on December 31, 2016, with a complimentary addition of R$ 2,984 in the nine months ended September 30, 2017, making a total of R$ 6,394.

The main receivable and payable amounts at September 30, 2017, and the transactions that influenced the profit for the period, in relation to related parties, arise from transactions carried out for conditions and periods agreed between the parties for the respective types of operation.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

	Sep. 30, 2017		Accumulated in the period ended Sep. 30, 2017
	Assets	Liabilities	Sales	Bought
Companhia Energética de Minas Gerais S.A.
Communications services	26	—	—	—
Reimbursement of costs of seconded personnel	1,780	2,789	1,066	366
Other	3	—	—	—

Total	1,809	2,789	1,066	366

Cemig Distribuição S.A
Communications services	554	—	5,090	—
Supply of electricity	—	246	—	2,561
Network maintenance services	—	4,239	—	945
‘Right of way’/infrastructure Other	— 38	2,540 —	— —	3,208 —

Total	592	7,025	5,090	6,714

Cemig Geração e Transmissão S.A.
Communications services	126	—	1,143	—
Network maintenance services Other	— 23	422 —	— —	94 —

Total	149	422	1,143	94

Fundação Forluminas de Seguridade Social (‘Forluz’)
Communications services	4	—	38	—
Private pension plan	—	226	—	1,308

Total	4	226	38	1,308

Cemig Saúde (Health)
Communications services	6	—	53	—
Medical and dental care	—	135	—	721

Total	6	135	53	721

Companhia de Gás de Minas Gerais – Gasmig
Communications services	—	—	23	—
Total	—	—	23	—
Entities linked to Minas Gerais State Govt. (*)
Current
Communications services	95	—	659	—
Taxes offsettable – ICMS	1,650	2,023	(25,851)	—
Non-Current Taxes offsettable – ICMS	2,640	—	—	—

Total	4,385	2,023	(25,192)	—

Axxiom
Communications services	3	—	31	—
Software maintenance	—	123	—	1,097

Total	3	123	31	1,097

Ativas Data Center S.A.
Communications services	222	—	2,063	—
Indemnity of contingencies in Ativas	—	6,394	—	2,984
Data center outsourcing services	—	58	—	526
Reimbursement of costs of seconded personnel	—	—	118	—

Total	222	6,452	2,181	3,510

Total at Sep. 30, 2017	7,170	19,195	(15,567)	13,810

(*)	Entities linked to Minas Gerais State Government are not part of accounts receivable and suppliers for the purposes of ICMS tax.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

	Dec. 31, 2016		Period ended ended Sep. 30, 2016
	Assets	Liabilities	Sales	Bought
Companhia Energética de Minas Gerais S.A
Communications services	26	—	—	—
Reimbursement of costs of seconded personnel	1,170	2,566	1,300	1,355
Other	3	—	—	—

Total	1,199	2,566	1,300	1,355

Cemig Distribuição S.A
Communications services	3,399	—	7,609	—
Supply of electricity	—	264	—	2,335
Network maintenance services	—	3,295	—	1,417
‘Right of way’/infrastructure others	— 38	2,771 —	— —	2,825 —

Total	3,437	6,330	7,609	6,577

Cemig Geração e Transmissão S.A.
Communications services	272	—	2,444	—
Network maintenance services	—	328	—	141
Other	23	—	—	16

Total	295	328	2,444	157

Fundação Forluminas de Seguridade Social (‘Forluz’)
Communications services	4	—	48	—
Private pension plan	—	482	—	—

Total	4	482	48	—

Cemig Saúde (Health)
Communications services	(3)	—	46	—
Medical and dental care	—	228	—	6

Total	(3)	228	46	6

Companhia de Gás de Minas Gerais (Gasmig)
	21	—	144	—

Total	21	—	144	—

Entities linked to Minas Gerais State Govt.(*)
Current
Communications services	94	—	660	—
Taxes off-settable – ICMS	1,553	2,035	(18,495)	—
Non-Current
Taxes off-settable – ICMS	2,020	—	—	—

Total	3,667	2,035	(17,835)	—

Axxiom
Communications services	3	—	30	—
Software maintenance	—	131	—	744

Total	3	131	30	744

Ativas Data Center S.A.
Communications services	249	—	1,812	—
Indemnity of contingencies in Ativas	—	3,410	—	—
Data center outsourcing service Reimbursement of costs of seconded personnel	— —	171 —	— 231	565 —

Total	249	3,581	2,043	565

Total	8,872	15,681	(4,171)	9,404

(*)	Entities linked to Minas Gerais State Government are not part of accounts receivable and suppliers for the purposes of ICMS.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

	Sep. 30, 2017		Dec. 31, 2016
	Assets	Liabilities	Assets	Liabilities
ACCOUNTS RECEIVABLE FROM CLIENTS	2,880	—	5,299	—
Suppliers	—	10,778	—	10,236
Taxes recoverable (AC)	1,650	—	1,553	—
Taxes recoverable (PC)	2,640	—	2,020	—
Tax obligations (PC)	—	2,023	—	2,035
Related parties	—	6,394	—	3,410

Total	7,170	19,195	8,872	15,681

Fixed income fund – Pampulha: The Company holds units in Fundo Pampulha, which has the characteristics of fixed income and obeys the Company’s cash investment policy. On September 30, 2017 the amounts invested by the fund, corresponding to CemigTelecom’s participation, are accounted under ‘Cash and Cash Equivalents’ and ‘Securities’ in Current and Non-Current assets.

The Cemig Group has cash investments in Pampulha (see breakdown below), which in turn has investments in notes and debentures of companies of the Cemig Group.

Fundo Pampulha			Value of CemigTelecom position – R$ ’000
	Period	Rate p.a.	Sep. 30 2017	Dec. 31, 2016

CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Aug. – Nov. 2017	128% of CDI rate	28	—
CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Aug. – Nov. 2017	128% of CDI	84	—
CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Aug. – Nov. 2017	128% of CDI	56	—
CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Apr. 2013 –Feb. 2017	CDI + 0.9%	—	15
CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Jul. 2015 – Jul. 2018	CDI + 1.6%	115	74
CemigTelecom investment in Pampulha Fund – ref. ETAU (Debentures)	Dec. 2014 –Dec. 2019	108% of CDI	48	14
CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Mar. 2016 –Dec. 2018	CDI + 3.9%	51	14
CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Jul. 2016 – Dec. 2018	CDI + 4.2%	48	13
CemigTelecom investment in Pampulha Fund – ref. Axxiom (Debentures)	Apr. 2016 – Jan. 2017	112% of CDI	—	8
CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Jun – Nov. 2017	108% of CDI	251	—
CemigTelecom investment in Pampulha Fund – ref. CEMIG GT (Debentures)	Jun – Aug 2017	108% of CDI	50	—

The return of the Pampulha Fund, in the nine months ended September 30, 2017, was R$352 (R$2,018 at September 30, 2016).

Loan – On December 16, 2016 CemigTelecom signed a loan contract with Cemig for R$ 18,000, to complement the funds necessary for full payment of the first Promissory Note issue, with maturity at 167 days, for settlement in a single payment on May 31, 2017, plus interest at 132.9% of the average DI (interbank deposit) Rate. The updated balance of R$ 19,235 was settled on May 22, 2017.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Remuneration of Managers – In the nine months to September 30, 2017 the Company paid managers a total of R$ 4,034 in remuneration and other benefits (R$ 2,667 up to September 30, 2016), as follows:

Post	Remuneration			Benefits		Total
R$ ’000	9M17	9M16	9M17	9M16	9M17	9M16
Chief Officers	3,264	1,845	286	230	3,550	2,075
Board members	484	592	—	—	484	592

Total	3,748	2,437	286	230	4,034	2,667

On April 28, 2017 the General Meeting of Stockholders set the annual global limit as from 2017 of R$5,850 (R$5,450 for the 2016) for remuneration of Chief Officers, members of the Board of Directors, and the Audit Board.

Private Pension Plan and other employee benefits – As per Note 25, the Company is co-sponsor of the Private Pension Plan for Forluz and Cemig Saúde, responsible for management of the employees’ health and dental plan. The contributions made by the Company were as follows:

	3Q17		3Q16		9M17		9M16
	Forluz	Health plan	Forluz	Health plan	Forluz	Health plan	Forluz	Health plan
Mixed Benefits Pension Plan (‘Plan B’)	611	—	695	—	2,273	—	2,401	—
Integrated health plan (PSI)	—	388	—	351	—	1,117	—	1,018
Dental Plan	—	16	—	14	—	46	—	39

Total	611	404	695	365	2,273	1,163	2,401	1,057

Further to the benefits specified in Law, the Company also provided its employees with: a day-care center, group life insurance, restaurant and food tickets, and Culture Tickets.

Employees’ profit shares – The Company’s bylaws specify distribution to the employees as share of profits an annual amount as a means of incentivating employees to achieve the best results – for which indicators and targets are periodically established in a collective work negotiation.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

19.	STOCKHOLDERS’ EQUITY

a)	Share capital

On February 18, 2016 Cemig made a capital increase in CemigTelecom of R$ 16,660, subscribing 16,660 new nominal common shares without par value, increasing the share capital from R$ 225,081 to R$ 241,741 from that date.

The full capital subscribed and paid up at September 30, 2017 and December 31, 2017 comprises common shares, without par value, as follows:

Shareholders	Shares	Amount	Stake %
Companhia Energética de Minas Gerais	397,683,384	241,741	100%
Other	1	—	—

Total	397,683,385	241,741	100%

b)	Remuneration to stockholders

Stockholders are guaranteed the minimum mandatory dividend of 50% of the adjusted net profit for each business year.

c)	Legal reserve

This reserve is constituted from 5% of the net profit of each business year, under Article 193 of Law 6404/76, until the reserve reaches 20% of the share capital.

Since there was a balance of retained losses, no legal reserve was constituted in 2017.

d)	Retained Earnings reserve

The aim of this reserve is to strengthen working capital and meet needs for funds for the Company’s investments in the subsequent years.

e)	Profit (loss) per share

The profit (loss) and weighted average number of common shares used in the calculation of the basic and diluted profit per share are as follows:

Basic and diluted profit (loss) per share	3Q17	3Q16	9M17	9M16
Profit (loss) for the period – R$ ’000	535	4,981	(3,877)	(10,564)
Weighted average number of common shares in circulation – thousands	397,683	397,683	397,683	397,683

Basic and diluted loss per share – Reais	0.00	0.01	(0.01)	(0.03)

Since the Company has no dilutive instruments, diluted loss per share is the same as basic loss per share.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

20.	NET REVENUE

	3Q17	3Q16	9M18	9M16
Dedicated circuits	33,696	26,590	96,785	74,940
Transport of signal	1,438	1,792	4,875	5,376
Integrated services	4,487	5,537	13,431	16,169
Other	1,177	879	2,762	2,602

Gross revenue	40,798	34,798	117,853	99,087

Taxes, returns, adjustments to present value and discounts	(10,205)	(8,846)	(29,550)	(24,446)

Net Revenue	30,593	25,952	88,303	74,641

21.	COSTS AND EXPENSES

Classification by type	3Q7	3Q16	9M17	9M16
Network infrastructure	(4,000)	(3,289)	(12,093)	(9,011)
Supply of electricity	(803)	(665)	(2,757)	(2,475)
Depreciation and amortization	(8,966)	(8,611)	(25,974)	(24,947)
Maintenance and repair service	(5,629)	(4,300)	(16,266)	(12,453)
Personnel	(5,574)	(4,586)	(15,673)	(17,842)
Outsourced services	(798)	(755)	(4,073)	(2,222)
Real estate property rented	(417)	(427)	(1,301)	(1,290)
Equity method gains in non-consolidated investees, net	(459)	(10,141)	(1,951)	(25,647)
PIS and Cofins taxes on financial leasing	(168)	(151)	(353)	(393)
Loss on financial derivative	(20)	—	(103)	—
Other (Recovery of expenses)	(52)	(369)	(3,162)	(352)

Total	(26,886)	(33,294)	(83,706)	(96,632)

Classification by function	3Q17		3Q16		9M17		9M16
Cost of services provided	(17,671)		(15,922)		(52,624)		(46,348)
General and administrative expenses	(8,285)		(6,641)		(24,881)		(23,806)
Sales and marketing expenses Equity method gain	(238 (459	) )	(124 (10,141	) )	(728 (1,951	) )	(259 (25,647	) )
Other expenses	(233)		(466)		(3,522)		(572)

Total	(26,886)		(33,294)		(83,706)		(96,632)

22.	FINANCIAL REVENUE (EXPENSES)

Financial revenue	3Q17	3Q16	9M17	9M16
Revenue from cash investments	139	741	386	2,431
Interest (received)	144	17	177	148
Other financial revenues	943	86	1,584	460

Total	1,226	844	2,147	3,039

Financial expenses	3Q17	3Q16	9M17	.9M16
Interest (paid)	(3,128)	(1,434)	(10,081)	(4,246)
Other financial expenses	(729)	(194)	(1,420)	(801)

Total	(3,857)	(1,628)	(11,501)	(5,047)

Cemig Telecomunicações S.A. (‘CemigTelecom’)

23.	FINANCIAL INSTRUMENTS

a)	Financial risk management

The Company has exposure to the following risks arising from the use of financial instruments:

•	Credit risk

•	Market Risk

•	Liquidity risk

This note presents information on the Company’s exposure to each one of the above risks, the Company’s objectives, policies and processes for measurement and management of risk, and the Company’s management of capital.

Risk management structure

The Board of Directors has the global responsibility for establishing and supervising the structure of the Company’s risk management. The risk management policies applied by the Company and its jointly-controlled subsidiary entity are subordinated to those of the Cemig Group, which is responsible for creating and monitoring the risk management policies of the Company as a whole.

The Company’s risk management policies are established to identify and analyze the risks faced, to set appropriate risk in its own controls, and to monitor risks and compliance with the limits established. The risk management policies and systems are frequently reviewed to reflect changes in market conditions and in the Company’s activities. Through its training and management rules and procedures the Company aims to develop a disciplined and constructive control environment, in which all the employees understand their roles and obligations.

CREDIT RISK

Credit risk is the risk of financial loss in the event that a client or counter-party of a financial instrument fails to comply with its contractual obligations, which arise principally from the Company’s receivables from the clients and in investment securities.

The Company’s sales policies are subordinated to the credit policies set by the Management and aimed to minimize any problems arising from default by its clients. The client portfolio comprises large operators of fixed and mobile telephone service, cable TV and internet broadband, also corporate clients and internet service providers, as well as the Company’s own majority stockholder. In view of the Company’s change of focus with a view to increasing its market share in the segments of corporate market and internet providers, and the gradual decline of operators participation in the market since 2015, the risk of losses in receipt of credits by the Company has been significantly diluted through the diversification of its portfolio of clients. The effort of sales to the corporate market have been sufficient to offset the losses from cancellation of circuits by operators and significantly reduces market risk.

By market segment: In September 2017, 37% of CemigTelecom’s sales revenue was from the corporate sector, 34% from ISPs, and 29% from telecoms operators – showing the diversification of revenue, which reduces risk of segment concentration. In September 2017 CemigTelecom had a total of 1,023 clients.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

In 2015 management began a review of the Company’s policy for granting credit. Even so, the main instrument that ensures minimization of credit risk continues to be the Company’s right to interrupt supply of signal in the event of contractual default – which includes failure to pay.

The Company’s exposure to credit risk is influenced primarily by the individual characteristics of each client. However, Management also takes into consideration the market segment in which clients operate, since this factor can influence credit risk, especially due to the sensitivity of the telecommunication sector to the economic circumstances of the country. The maximum concentration of the Company’s revenue attributable to a single client is approximately 9%.

The level of losses due to lack of payment is insignificant. This is because the Company’s policy establishes constant monitoring of default, in which contractual penalties are applied in the case of arrears in payment, which may, in the extreme cases culminate in discontinuation of services to clients.

The Company makes a provision for impairment that represents its estimate of losses on accounts receivable from clients and other creditors. Sensitivity, and expectation of losses related to significant individual risks, are the only parameters considered in this analysis. This is because the Company’s business is substantially centered on the market for service to large telecommunications operators and the corporate market, and thus historic losses and global/geographical sector analysis do not usually supply a reasonable basis to estimate losses on accounts receivable. The Company has a provision for doubtful receivables in the amount of R$ 1,780, at September 30, 2017 (R$ 1,425 on December 31, 2017), which represents 9.4% (7% in 2016) of the total unpaid amount of accounts receivable 38% (18% in 2016) of past due accounts receivable.

In relation to the risk of losses arising from insolvency of a financial institution at which the Company has deposits, the Cemig Group’s Cash Investment Policy has been in effect since 2004: under it, each institution is analyzed according to criteria of current liquidity, degree of leverage, level of default, profitability, and costs; and also analysis by three financial risk rating agencies. The Company assigns each financial institution a maximum fund allocation limit, which is reviewed for appropriateness both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

MARKET RISK

Market risk is the risk of exposure to changes in market prices, such as exchange rate and interest rates, which can have a significant financial impact on the Company. The aim of market risk management is to keep exposures to market risks under control, within acceptable parameters, and at the same time to optimize return.

1.	Currency risk

The Company is not subject to currency risk as it does not have balances with suppliers, or loans, denominated in any currency different from its functional currency.

2.	Interest rate risk

Interest rate risk arises from issuance of non-convertible securities. When these are linked to variable interest rates, they expose the Company to cash-flow risk. Liabilities linked to fixed interest rates expose the Company to risk of fair value associated with the interest rate.

The Company continues to evaluate its exposure to interest rate risk. Various scenarios are simulated, using various refinancing alternatives, renewal of existing positions and acquisition of new financings and alternative hedges.

The Company is exposed to the risk of increase in interest rates, affecting loans and debentures with floating interest rates principally linked to indices referenced to the basic interest rate of the Brazilian economy, in the amount of R$ 117,971 (Note 12).

In relation to the most significant interest rate, the Company estimates that, in a probable scenario, the CDI rate will be close to 8.14% at its future reference date. The Company has made a sensitivity analysis of the effects on its profit arising from increase in these indicators to levels above the ‘probable’ scenario. One of the assumptions of this analysis is that the expected variation in the CDI rate will be similar to the variation in the Selic rate.

Below is a table showing the sensitivity of the financial instruments, prepared in accordance with CVM Instruction 475/2008, to show the balances of the principal financial assets and liabilities, calculated at a projected rate up to the date of final settlement of each contract, assuming a ‘probable’ scenario (Scenario I), a scenario with appreciation of 25% (Scenario II), and one with 50% (Scenario III).

The aim of this sensitivity analysis is to measure the impact of changes in the market variables on the financial instruments referred to, assuming all other market indicators constant. When these amounts are settled they may be different from those shown above, due to the estimates used in the process of preparation. The table below includes the amounts of principal and interest.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

	Amount	Risk of increase in domestic interest rates – scenarios (percent p.a.) scenarios (% p.a.)
	Book	Scenario I CDI	Scenario II CDI	Scenario III CDI
		8.14%	10.18%	12.21%
Assets
Cash and cash equivalents
Fixed income funds	1,283	104	131	157
Securities
Fixed income funds	6,313	514	642	771
Liabilities
Debentures	(27,064)	(2,203)	(2,754)	(3,305)
Loans	(92,138)	(7,500)	(9,375)	(11,250)
Net positive (negative) exposure		(9,085)	(11,356)	(13,627)

PRICE RISK

The Company operates in a business segment where prices are freely agreed, and thus maintaining risk mitigation policies of this type can be dispensed with.

Fair value of financial instruments

The balances of financial instruments used by the Company at September 30, 2017 are mostly recorded at accounting cost, which is not significantly different from the corresponding estimated market values. They are classified as follows:

•	Financial assets held to maturity: Cash investments which are expected to be held to maturity are in this category. These are valued at amortized cost using the effective rates method, less any impairments.

•	Financial asset measured at fair value through profit or loss: Fixed income securities held for trading are in this category. These are valued at fair value through profit or loss, as per Level 2.

•	Receivables: Balances receivable from clients are in this category. They are recognized at their nominal realization value, which is similar to fair value.

•	Loans: These are measured at amortized cost, using the effective interest method.

•	Suppliers: These are balances payable to suppliers, and are recognized at nominal settlement value, similar to fair values.

Fair value is a market-based measurement based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

•	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

•	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

•	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, or of derivatives linked to them which are to be settled by delivery of unquoted securities,

	Sep. 30, 2017
	Level 1	Level 2	Level 3	Total
Assets
Cash and banks	333	—	—	333
Bank certificates of deposit	—	218	—	218
Repos (‘Overnight’)	—	1,065	—	1,065
Securities	—	6,313	—	6,313

Total	333	7,596	—	7,929

	Dec. 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash and banks	261	—	—	261
Bank certificates of deposit	—	105	—	105
Overnight	—	668	—	668
Securities	—	1,938	—	1,938

Total	261	2,711	—	2,972

LIQUIDITY RISK

Liquidity risk is the risk that the Company will have difficulty complying with the obligations associated with its financial liabilities that are met with payment in cash or another financial asset. The Company’s approach in managing liquidity is to guarantee to the maximum possible that there is always sufficient liquidity to comply with its obligations when they become due, and normal conditions and stress conditions, without causing unacceptable losses or a risk to harm the Company’s reputation.

The Company operates with a profitability margin that results in it having a positive operational cash flow. Typically, the Company maintains immediate financial balances that guarantee compliance with commitments for at least 60 days’ operation, including financial obligations and investments. Events with potential impact of extreme circumstances that cannot be reasonably foreseen, such as natural disasters or large-scale economic crisis, are not taken into consideration in this analysis.

In fourth quarter 2016, to provide feasibility for the entry of a new partner into Ativas, CemigTelecom assumed a significant amount in short-term debt, with a guarantee from its controlling stockholder. As a result, on September 30, 2017 CemigTelecom’s current liabilities exceeded its current assets by R$ 61,445 (R$ 74,312 on December 31, 2016). On September 30, 2017, CemigTelecom’s short-term loans totaled R$ 58,973, of which R$ 50,426 had maturities in fourth quarter 2017.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

Management made an increase in the Company’s capital of R$ 50,657 for settlement of the loan, on October 23, 2017, and believes that it has satisfactory operational cash generation capacity, with adequate conditions to comply with its short-term obligations and continue to make the investments necessary for maintaining its projects.

The Company uses a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

The Company manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for a period of 12 months ahead, and daily liquidity balances are projected over 90 days.

Short-term allocations also obey rigid principles established in a Cash Investment Policy, in which funds are invested in exclusive private credit investment funds, and any balance remaining is invested in repos remunerated at the CDI rate, according to orientations decided by the Cemig Group, with a view to a consolidated management of the available funds, which does not depend on any individual analysis by CemigTelecom.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets.

The table below analyzes the Company’s financial assets, by period of maturity, including the installments of principal and future interest to be paid in accordance with contractual clauses.

Non-derivative financial liabilities	Sep. 30, 2017	Contractual cash-flow
		1 to 2 years	3 to 5 years
Debentures	26,492	29,466	—
Sonda loans	91,479	51,413	55.663
Suppliers	18,723	18,723	—
Deferred revenues	4, 679	920	3.759
Related parties	6,394	—	6,394

Total	143,088	100,522	65,816

24.	BENEFITS TO EMPLOYEES

The obligations related to employee benefit plans, include private pension plans, a health plan, a dental plan and group life insurance.

Private pension plan – Forluz

The Company is co-sponsor of Fundação Forluminas de Seguridade Social (Forluz), a non-profit legal entity created to provide its participants and their dependents with an income to supplement retirement and pension.

The pension plan, co-sponsored by the Company, called the “Mixed Benefit Private Pension Plan – Plan B”, comprises benefits including: (i) Addition to Retirement Pension for Time of Service, Special reasons or Age – MAT; (ii) Improvement to Pension for Disability – MAI; (iii) Annual Bonus – AA; (iv) Continuous Revenue due to Death—RCM; and Prisoner Family Assistance – AR.

Cemig Telecomunicações S.A. (‘CemigTelecom’)

The sponsors’ contribution to this plan is 27.52% for the portion with defined-benefit characteristics, relating to the coverage for death or disability of participants still working, and is used to amortize the obligations defined by an actuarial calculation. The remaining 72.48%, referring to the portion of the plan with defined contribution characteristics, is allocated to the participants’ nominal accounts. These contributions are recognized in the Profit & Loss account in accordance with the payments made by the sponsors under Personnel Expenses.

Medical care – Cemig Saúde

The Company is co-sponsor of the health and dental plans of its employees, which are administered by Cemig Saúde.

The amounts of the contributions to the pension plans, the health plan and the dental plan are determined annually, from the amounts considered sufficient to cover the respective expenses expected in each business year, according to an evaluation made by an independent actuary contracted for the purpose. The three plans are optional to join, for the employee, and the sponsors’ contributions match those made by the participants.

In this Note the Company demonstrates the net actuarial assets/liabilities and the expenses in connection with the Retirement Plan, Health Plan and Dental Plan, in accordance with the terms of CPC 33 Technical Pronouncement (Benefits to employees) and an independent actuarial opinion issued as of December 31, 2016.

This table shows a reconciliation of the actuarial assets and liabilities:

	Forluz Plan B	Cemig Saude Health	Dental	Total
Net actuarial Assets (Liabilities) at December 31, 2016	—	(2,695)	(106)	(2,801)
Estimated expense recognized in the profit and loss account	—	(377)	(14)	(391)

Net actuarial Assets (Liabilities) at September 30, 2017	—	(3,072)	(120)	(3,192)

25.	CONTRACTUAL COMMITMENTS

The Company has contractual obligations and commitments, which principally include amortization of loans, contracts for sharing of infrastructure and rental of dark fiber, as follows:

	2017	2018	2019	2020	2021	After 2021	Total
Sharing of infrastructure	1,198	3,777	1,486	283	212	—	6,956
Dark fiber rental	533	1,196	805	22	22	76	2,654
Loans and financings	51,413	17,981	11,485	—	55,663	—	136,542

Total	53.144	22,954	13,776	305	55,897	75	146,152

Cemig Telecomunicações S.A. (‘CemigTelecom’)

26.	INSURANCE

The Company has reassessed the risks involving its telecommunications assets, and the probability of interruptions of its operations in the event of any adverse concurrences. This study shows that the probability of simultaneous occurrences of claimed events on a large-scale such as might represent significant financial and operational losses to the Company is significantly remote, mainly due to the diversity of the geographical distribution of the assets exposed to risks. For this reason the Company’s management has opted, at present, not to contract insurance cover for claim events involving its Operations Center and Headends, and also events that could affect its network equipment, cables and other goods of its fixed assets. Since its operation started, the Company has never experienced significant losses as a function of the risks mentioned above. The assumptions for evaluation of risks adopted by the Company, due to their nature, are not part of the scope of review of the Quarterly Information (ITR). Consequently they have not been reviewed by the external auditors.

27.	SUBSEQUENT EVENTS

On November 8, 2017, as provided in the budgets of the stockholder, the Company made a capital increase in the amount of R$ 50,657. The transaction was approved by an Extraordinary General Meeting of Stockholders held on that date and involved issuance of 50,657,437 (fifty million, six hundred fifty seven thousand, four hundred thirty seven) new nominal common shares without par value. The proceeds were entirely used for settlement of Loan I with the creditor Sonda Procwork.

NOTICE TO STOCKHOLDERS DATED AS OF JANUARY 17, 2018: CANCELATION OF THE CONVOCATION TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS SCHEDULED FOR JANUARY 24, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CANCELLATION OF CONVOCATION

JANUARY 24, 2018

Stockholders are hereby advised that:

The Extraordinary General Meeting of Stockholders called for 3 p.m. on January 24, 2018 at the company’s head office has been canceled.

The agenda of the meeting was: to vote on (1) an authorization for certain limits in the by-laws to be exceeded; and (2) an extension of the current term of office of the members of the Board of Directors.

Belo Horizonte, January 17, 2018.

José Afonso Bicalho Beltrão da Silva

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF THE MINUTES OF THE 721TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 17, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 17, 2018

SUMMARY OF MAIN RESOLUTIONS

At its 721st meeting, held on January 17, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) resolved the following:

Cancellation of the Convocation to an Extraordinary General Meeting of Stockholders scheduled for January 24, 2018 at 3 p.m. at the Company’s head office, Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

The agenda of the meeting was:

(1) Authorization for certain limits in the by-laws to be exceeded; and

(2) Extension of the current term of office of the members of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED AS OF JANUARY 17, 2018: CANCELATION OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS SCHEDULED FOR JANUARY 24, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Extraordinary General Meeting

of January 24, 2018 canceled

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

In the meeting held on the date hereof, the Board of Directors of Cemig decided to cancel the Extraordinary General Meeting of Stockholders scheduled for January 24, 2018.

The resolution of the Board of Directors for the cancellation of the Extraordinary General Meeting, pursuant to the terms of CVM Instruction No. 372 of 2002, results from the CVM Official Letter 11/2018/CVM/SEP/GEA-3, of January 16, 2018, which nformed Cemig about a request for the interruption of the term for calling the Extraordinary General Meeting of Stockholders, filed by a minority stockholder based on Article 124, §5º, II of Law 6404/1976.

Belo Horizonte, January 17, 2018

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED AS OF JANUARY 24, 2018: BEGIN OF THE 30-DAY EXTENSION TO THE EXCLUSIVITY PERIOD GRANTED TO BROOKFIELD ENERGIA RENOVÁVEL S.A. TO CONTRIBUTE TO THE CAPITAL STOCK OF RENOVA  ENERGIA S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

BEGIN OF THE 30-DAY EXTENSION TO THE EXCLUSIVITY PERIOD GRANTED TO BROOKFIELD ENERGIA RENOVÁVEL S.A.

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (“Renova”) released the following Market Announcement:

“Under the scope of the Material Announcement dated as of November 24, 2017, Renova Energia S.A. (RNEW11) (“Renova”), in accordance with CVM Instruction 358/2002 as amended, hereby informs to its stockholders and the market in general the following:

Today begins the 30-day extension to the exclusivity period granted to Brookfield Energia Renovável S.A. to make the capital contribution to the capital stock of Renova as set forth in the binding offer approved by the Board of Directors of Renova.

Renova reaffirm its commitment to keep stockholders and the market in general fully and timely informed in accordance with the applicable legislation.”

Belo Horizonte, January 24, 2018

Adézio de Almeida Lima

Chief Finance and Investor Relations Office

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF THE MINUTES OF THE 722TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 8, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 8, 2018

SUMMARY OF MAIN RESOLUTIONS

At its 722nd meeting, held on February 8, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

Advance for Future Capital Increase in Cemig D.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED AS OF FEBRUARY 16, 2018: REPLY TO CVM INQUIRY LETTER 65/2018-CVM/SEP/GEA-1 OF FEBRUARY 15, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 65/2018-CVM/SEP/GEA-1, of February 15, 2018

Question made by the Brazilian Securities Commission (CVM)

Rio de Janeiro, February 15, 2018.

To Mr. Adézio de Almeida Lima

Investor Relations Director

Companhia Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

30190131 Belo Horizonte, MG

Fax:         (31) 35065026

Email:      ri@cemig.com.br

cc:            emissores@bvmf.com.br

Subject: Request for information on news report.

Dear Sir,

1.	We refer to the news report published in the newspaper Valor Econômico, in the section Empresas, under the headline:

“Sale of assets of Eletrobras, and losses, affect the process of Light”

which contains the following statements:

“	While negotiating to try to improve the offers already received – from Equatorial and from Enel – Cemig also does not rule out reopening the data room (the computerized ‘information room’), in the expectation that new interested parties may emerge, according to a source close to the subject. In this event, the negotiations would re-start from zero.

According to another source, binding proposals are likely to be received in the second quarter of this year, when the process of due diligence (operational and financial audit) on the company that is offered for sale will take place. Until the end of last year, Cemig expected to complete the transaction in the first half of this year, which now seems increasingly distant.

The offers received for the assets so far do not totally meet Cemig’s financial needs, Valor has ascertained. Equatorial made a proposal for the whole equity stake in Light owned by Cemig, but for part of the payment to be made in shares. With the stock price of Equatorial rising 12% in the last three months, and the stock price of Light falling 9% in the same period, the transaction becomes more attractive for Equatorial. As a result Equatorial – controlling stockholder of Celpa and Cemar – would use fewer shares to complete the purchase of Light.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

However, if it wants to do this, it will need to convince Cemig to negotiate the terms, and accept at least part of the payment in shares.

At the same time, Light is not the only target of Equatorial – which is seen as one of the leading candidates to buy the distributors of Eletrobras. Equatorial has some successful experiences in the recovery of Cemar, of the state of Maranhão, and Celpa, of the state of Pará – both companies that had been previously financially in tatters.

Cemig’s initial plan, however, is to receive only cash. Since it has now succeeded in refinancing a large part of its debt, extending maturities, the sale of Light has become less ‘urgent’. Thus, it is trying to improve the offers received.

Enel of Italy, on the other hand, is interested only in Light’s distribution assets, and thus has an even longer path ahead even though it may be considered to be one of the strongest interested parties. Its proposal would be for an amount implying R$ 17 per share, a source says.

This offer provides more attractive terms than the one made by Equatorial, but it is very unlikely that Cemig would sell only the distribution segment. To do this, the transaction would need to include a split of Light – an operation that is considered to be very complex. Not only would this need to be approved by a stockholders’ meeting, but the company would have to renegotiate covenants with creditors, which might result in early maturity of debts.

Cemig intends to use the proceeds from the sale of Light to pay the put option (option to sell their equity interest in Light to Cemig) that is still held by the banks that are its partners in Light – Santander, Banco do Brasil and Votorantim – which represents an amount of approximately R$ 700 million. Part of the option, which was to become due in November 2017, was extended for one year. If it uses the proceeds from the sale of Light to pay the banks with dividends, Cemig would have a tax advantage. This would only be possible if Light is sold for cash.”

2.	We request your statement in relation to the veracity of this news report, and if it is true, that you explain the reasons why you believe that this is not a fact of material importance, and also comment on any other information considered to be important on the subject.

3.	We also remind you of the obligation in the sole sub-paragraph of Article 4 of CVM Instruction 358/02, to question managers and controlling stockholders of the Company, and all other persons with access to material events or facts, to ascertain whether they had knowledge of information that should be disclosed to the market.

4.	Your statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/B3; subject heading: Media News Reports, and should include a transcription of this letter.

5.	Be advised that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance, by February 16, 2018, with the requirement contained in this Official Letter, which is sent exclusively by e-mail, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In reply to Official Letter 65/2018-CVM/SEP/GEA-1, of February 15, 2018, we advise you that, through its Material Announcement of June 1, 2017, subsequently updated on July 7, 2017, Cemig has disclosed and described its disinvestment program. Light, among other assets, is included in the said program.

Additionally, a Material Announcement was published on November 13, 2017, in which it was emphasized that:

“	Cemig has received non-binding proposals related to the process of disinvestment, as a result of the first phase of access to the documents and information contained in the Data Room of the Light group.

These proposals are undergoing internal analysis for possible selection for inclusion in the next phase.

If any selection is made, conclusion of the process of disinvestment will also be subject to a phase of due diligence and technical visits, submission of binding proposals, negotiations and final approvals for signature of definitive agreements for the transaction referred to, and also approvals of the conditions precedent that are usual in this type of transaction.”

We inform you that, up to the present moment, the process of disposal of the equity interest in Light continues to be under internal analysis by the Company.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, February 16, 2018

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED AS OF FEBRUARY 19, 2018: RESIGNATION OF THE CEO OF RENOVA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Resignation of the CEO of Renova

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as per CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“Renova Energia S.A. (RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market as follows:

On today’s date Mr. Carlos Figueiredo Santos delivered to the Chairman of the Board of Directors his resignation from the position of Chief Executive Officer of Renova.

He will remain in his position until February 28, 2018. If a new officer to replace him is not elected by that date, the present Chief Financial Officer will assume the position as interim Chief Executive Officer, as per the terms of the by-laws and the Stockholders’ Agreement signed on December 19, 2014.”

Belo Horizonte, February 19, 2018

José Maria Rabelo

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.